CLEARY, GOTTLIEB, STEEN & HAMILTON

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WWW.CLEARYGOTTLIEB.COM

ROGER J. BENRUBI
SENIOR COUNSEL

JEAN-MICHEL TRON
MEMBRE DU CONSEIL DE L'ORDRE
JEAN-PIERRE VIGNAUD
GILLES ENTRAYGUES
ROBERT BORDEAUX-GROULT
FRANÇOIS JONEMANN
JEAN-MARCEL CHEYRON
RUSSELL H. POLLACK
ARNAUD DE BROSSES
JEAN-MARIE AMBROSI
ANDREW A. BERNSTEIN
PIERRE-YVES CHABERT
PASCAL COUDIN
JEAN-YVES GARAUD
JOHN D. BRINITZER
FRANÇOIS BRUNET
FABRICE BAUMGARTNER
MARIE-LAURENCE TIBI
VALÉRIE LEMAITRE

CATHERINE PEULVÉ
COUNSEL

November 3, 2004

United States Securities and Exchange Commission
Washington, D.C. 20549
United States of America

File No. 82-34771

Re: Disclosure Materials Provided on Behalf of Crédit Agricole S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-34771**. These documents are being provided to you on behalf of Crédit Agricole S.A. pursuant to its obligations under Rule 12g3-2(b)(1)(iii).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours,

Desmond Eppel

Enclosures

cc: Monika Poizat, Emmanuelle Yannakis, Crédit Agricole S.A.
Andrew Bernstein, Cleary, Gottlieb, Steen & Hamilton (no enclosures)

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED BY THE BANK THROUGH OCTOBER 31, 2004

1. REPORTS PUBLISHED BY THE BANK

1.1 Financial Statements for the six months ended 30 June 2004, filed with the AMF on 14 September 2004.

1.2 Half-year 2004 financial statements.

1.3 2004 Half-Year Results Presentation (September 8, 2004).

2. FINANCIAL ANNOUNCEMENTS IN THE BULLETIN OF LEGAL ANNOUNCEMENTS (the "BALO")

2.1 Summary of assets and liabilities as at June 30, 2004, published on August 23, 2004.

2.2 Half-year 2004 financial statements, published on October 13, 2004.

3. MATERIALS PUBLISHED IN CONNECTION WITH A PUBLIC OFFERING OF SECURITIES

3.1 Materials relating to the U.S.$20,000,000,000 Euro Medium Term Note Program.

A. Pricing Supplement relating to the issuance of €50,000,000 Fixed Rate Notes due 2012, dated October 6, 2004.

B. Pricing Supplement relating to the issuance of €150,000,000 Fixed Rate Notes due 2012, dated October 6, 2004.

C. Pricing Supplement relating to the issuance of €75,000,000 Fixed Rate Notes due 2012, dated October 6, 2004.

D. Pricing Supplement relating to the issuance of GBP200,000,000 Floating Rate Notes due 2006, dated October 21, 2004.

4. OTHER PUBLIC DISCLOSURE

4.1 Press releases through October 31, 2004.

4.2 Shareholder Newsletter No. 7, September 2004.

4.3 Presentation given at the Crédit Agricole Chevreux autumn conference of September 30, 2004.

4.4 Presentation given at the Merrill Lynch Banking and Insurance Conference of October 6, 2004.

4.5 AMF publication listing declaration by Crédit Agricole regarding transactions by Crédit Agricole's officers in its own shares, dated September 6, 2004.

Exhibit 1.1

Financial Statements for the six months ended 30 June 2004

Registered with the *Autorité des marchés financiers* on September 14, 2004

Please see attached English language version.



Our strengths combined

Update A.02: Financial statements for the six months ended 30 June 2004

CRÉDIT AGRICOLE S.A.

This document was filed with the *Autorité des Marchés Financiers* on 14 September 2004.
It is an update to the shelf-registration document registered with the *Autorité des Marchés Financiers* on 4 May 2004 under number R.04-073.
It may not be used in support of a public offering unless accompanied by an offering circular approved by the *Autorité des Marchés Financiers*.
This document has been prepared by Crédit Agricole S.A. and is the responsibility of its signatories.

Persons responsible for the shelf-registration document and audit

Person responsible for the shelf-registration document and update

Jean Laurent, Chief Executive Officer, Crédit Agricole S.A.

Statement

"To the best of my knowledge, the information provided in this document is true and accurate, contains all the facts required for investors to make an informed assessment of the company's assets, operations, financial condition, earnings and outlook, and contains no omissions liable to impair their significance".

Paris, 14 September 2004

Chief Executive Officer, Crédit Agricole S.A.
Jean Laurent

Person responsible for financial information

Patrice Vincent
Head of Financial Analysis and Information
Financial Management Department, Crédit Agricole S.A.
Tel.: +33 (0)1 43 23 56 68

Statutory Auditors

Incumbents

Barbier Frinault et Autres Ernst & Young	PricewaterhouseCoopers Audit
Represented by Valérie Meeus	Represented by Gérard Hautefeuille
41, rue Ybry, 92576 Neuilly-sur-Seine cedex	32, rue Guersant 75017 PARIS

Alternate

Alain Grosmann	Pierre COLL
41, rue Ybry, 92576 Neuilly-sur-Seine cedex	34, place des Corolles 92908 Paris la Défense cedex

Barbier Frinault et Autres was appointed Statutory Auditor for a term of six years at the annual general meeting held on 31 May 1994, and re-appointed for a further six years at the annual general meeting held on 25 May 2000.
Barbier Frinault et Autres is represented by Valérie Meeus and has been a member of Ernst & Young since 5 September 2002.
Cabinet Alain Lainé, represented by Alain Lainé, was appointed Statutory Auditor at the annual general meeting held on 31 May 1994. Cabinet Alain Lainé audited and certified the parent company and consolidated financial statements of Crédit Agricole S.A. for the financial years ended 31 December 2001, 2002 and 2003. Its term ended at the annual general meeting held on 19 May 2004.
Mazars et Guérard was appointed alternate Statutory Auditor at the annual general meeting held on 31 May 1994. Its term ended at the annual general meeting held on 19 May 2004.
At the annual general meeting held on 19 May 2004, the following appointments were made to replace Cabinet Alain Lainé and Mazars et Guérard for a term equal to their remaining term of office, that is until the annual general meeting held to approve the financial statements for the year ended 31 December 2005:
PricewaterhouseCoopers Audit, Statutory Auditor
Pierre Coll, alternate Statutory Auditor

Opinion of the Statutory Auditors on the update to the shelf-registration document

In our capacity as statutory auditors of Crédit Agricole S.A. and pursuant to Regulation 98-01 of the *Commission des Opérations de Bourse*, we verified the information on the financial condition and historical financial statements provided in the shelf registration document registered with the *Autorité des Marchés Financiers* under no. R. 04-073, its update A01 registered with the *Autorité des Marchés Financiers* on 17 June 2004, and the accompanying update, in accordance with the professional standards applied in France.

Those documents were prepared under the responsibility of Jean Laurent, Chief Executive Officer of Crédit Agricole S.A. Our responsibility is to express an opinion on the fairness of the information contained therein on the company's financial condition and financial statements.

Barbier Frinault & Autres-Ernst & Young and Alain Lainé expressed an opinion on the shelf-registration document dated 4 May 2004. Based on their work, they had no comments to make as to the fairness of the information on the financial condition and financial statements provided in the shelf-registration document.

On 17 June 2003, we expressed an opinion on update A01 registered with the *Autorité des Marchés Financiers* on 17 June 2004. Based on our work, we had no comments to make as to the fairness of the information on the financial condition and financial statements provided in the shelf-registration document and the update.

In accordance with the professional standards applied in France, our work consisted in:

- ascertaining that no events had occurred after the date of the above-mentioned opinion that could detract from the fairness of the information on the financial condition and financial statements provided in the shelf-registration document and update A.01, which had been subject to an update;
- assessing the fairness of the information on the financial condition and financial statements provided in the update and verifying its consistency with the financial statements on which a report had been issued. We also read the other information contained in this update to identify any potential material inconsistencies with the disclosures concerning the financial condition and the financial statements, and to report any apparent material misstatement of information that we may have uncovered based on our knowledge of the company gained during the course of our engagement. This document does not contain any isolated forward-looking data resulting from a structured forecasting process.

Crédit Agricole S.A. parent company financial statements

The interim financial statements for the six months ended 30 June 2003, prepared under the responsibility of the Board of Directors in accordance with French generally accepted accounting principles, was subject to a limited review by Barbier Frinault & Autres-Ernst & Young and Alain Lainé in accordance with the professional standards applied in France. Their report contained an emphasis of matter paragraph which, without qualifying their opinion, draws the shareholders' attention to the points set out in Note 2.2 to the financial statements:

- the change of accounting method arising from the application as of 1 January 2003 of the benchmark deferral method of accounting for debt security issuance expenses;
- the conditions of implementing the provisions of regulation CRC 2002-03 on the accounting treatment of credit risk by companies governed by the *Comité de la Réglementation Bancaire et Financière* and regulation CRC 2002-10 on asset depreciation and impairment.

The parent company financial statements for the year ended 31 December 2003, prepared under the responsibility of the Board of Directors according to French generally accepted accounting principles, were audited by Barbier Frinault & Autres-Ernst & Young and Alain Lainé in accordance with the professional standards applied in France. They expressed an unqualified opinion on those financial statements. Their report contained an emphasis of matter paragraph which, without qualifying their opinion, draws the shareholders' attention to the points set out in Note 2 to the financial statements concerning:

- the change of accounting method arising from the application as of 1 January 2003 of the benchmark deferral method of accounting for debt security issuance expenses;

- the changes of accounting method arising from the application of regulation CRC 2002-03 on the accounting treatment of credit risk by companies governed by the *Comité de la Réglementation Bancaire et Financière* and regulation CRC 2002-10 on asset depreciation and impairment.

The interim financial statements for the six months ended 30 June 2004, prepared under the responsibility of the Board of Directors according to French generally accepted accounting principles, were subject to a limited review by us in accordance with the professional standards applied in France. We issued an unqualified opinion on those financial statements and our report contained no emphasis of matter paragraphs.

Crédit Agricole S.A. consolidated financial statements

The interim financial statements for the six months ended 30 June 2003, prepared under the responsibility of the Board of Directors according to French generally accepted accounting principles, were subject to a limited review by Barbier Frinault & Autres-Ernst & Young and Alain Lainé in accordance with the professional standards applied in France. Their report contained two emphasis of matter paragraphs which, without qualifying their opinion, draw the shareholders' attention to the points set out in:

- Note 2.1 to the financial statements concerning:
  - the change of accounting method arising from the application as of 1 January 2003 of the benchmark deferral method of accounting for debt security issuance expenses;
  - the conditions of implementing the provisions of regulation CRC 2002-03 on the accounting treatment of credit risk by companies governed by the *Comité de la Réglementation Bancaire et Financière* and regulation CRC 2002-10 on asset depreciation and impairment.
- Note 2.1 to the financial statements and the footnote to the consolidated income statement concerning the method of presenting the contribution of the Crédit Lyonnais Group to Crédit Agricole S.A.'s consolidated financial statements. The contribution of the Crédit Lyonnais Group is shown in full under the line item 'Income from equity affiliates'.

The consolidated financial statements for the year ended 31 December 2003, prepared under the responsibility of the Board of Directors according to French generally accepted accounting principles, were audited by Barbier Frinault & Autres-Ernst & Young and Alain Lainé in accordance with the professional standards applied in France. They expressed an unqualified opinion on those financial statements. Their report contained an emphasis of matter paragraph which, without qualifying their opinion, draws the shareholders' attention to the points set out in Note 2.1 to the financial statements concerning:

- the change of accounting method arising from the application as of 1 January 2003 of the benchmark deferral method of accounting for debt security issuance expenses;
- the change of accounting method arising from the application of regulation CRC 2002-03 on the accounting treatment of credit risk by companies governed by the *Comité de la Réglementation Bancaire et Financière*;
- the change of accounting method arising from the application of regulation CRC 2002-10 on asset depreciation and impairment.

The interim financial statements for the six months ended 30 June 2004, prepared under the responsibility of the Board of Directors according to French generally accepted accounting principles, were subject to a limited review by us in accordance with the professional standards applied in France. We issued an unqualified opinion on those financial statements and our report contained no emphasis of matter paragraphs.

Crédit Agricole S.A. pro forma consolidated financial statements

The pro forma financial statements for the six months ended 30 June 2003 and the year ended 31 December 2003, prepared under the responsibility of Jean Laurent, Chief Executive Officer of Crédit Agricole S.A., were reviewed by Barbier Frinault & Autres-Ernst & Young and Alain Lainé in accordance with the professional standards applied in France.

Their reports contained no qualification as to the reasonableness of the conventions adopted for presenting all transactions connected with the acquisition of the Crédit Lyonnais group during the second quarter of 2003 in the pro forma financial statements, their estimation of the accounting impact of those conventions, or the consistency of accounting methods used with those used to prepare the consolidated interim financial statements for the six months ended 30 June 2003 and the consolidated financial statements for the year ended 31 December 2003.

Based on our work, we have no comment to make as to the fairness of the information on the financial condition and the financial statements provided in the shelf-registration document, update A.01 and this update.

The pro forma information contained in this update is intended to reflect the effect of a given transaction or event on historical accounting and financial information at a date prior to its actual or reasonably foreseen occurrence. It is not necessarily representative of the financial condition or performance that would have been achieved had the transaction or event actually occurred before that date.

Paris and Neuilly-sur-Seine, 14 september2004

The Statutory Auditors

PRICEWATERHOUSECOOPERS AUDIT

BARBIER FRINAULT & AUTRES
ERNST & YOUNG

Gérard Hautefeuille

Valérie Meeus

In the first half of 2004, the Group delivered substantial earnings growth compared with the same period of 2003, in an environment of limited recovery on a European scale and a persistently hesitant business climate.

Net income Group share amounted to €1,075 million and €1,533 million before goodwill amortisation and integration-related costs, a rise of 43.7% on first-half 2003, giving an annualised ROE of 13.25%.

All business lines contributed to this growth. Retail banking and specialised financial services maintained their strong business and earnings dynamics, insurance and asset management delivered some remarkable performances, corporate & investment banking performed well, notably due to a sharp reduction in expenses and risk-related costs, and international retail banking made an improved contribution.

These excellent results bear out the wisdom of the Group's choices for the integration of Crédit Lyonnais. The Crédit Lyonnais network and the Regional Banks have maintained and even stepped up their pace of growth, thereby contributing to the success of the subsidiaries whose products and services they distribute, and which reported strong growth in business and results despite the radical restructuring taking place around them.

The legal mergers between subsidiaries have progressed in line with the timetable originally announced and most of the scheduled operations have now been completed. Synergies acquired at 30 June are in line with targets.

Crédit Agricole S.A. group financial review

For Crédit Agricole S.A., the key event of 2004 will have been the operational integration of Crédit Lyonnais into the Group, entailing an in-depth reorganisation which has taken place according to plan.

The construction of the new Group is progressing on schedule. Almost all the new legal entities have now been created and virtually all the planned legal mergers therefore took place during the first half of 2004:

- In consumer finance, Sofinco acquired and absorbed Finalion, Crédit Lyonnais' dedicated consumer finance subsidiary, at the end of March;
- Crédit Lyonnais' corporate and investment banking activities were transferred to Crédit Agricole Indosuez, leading to the creation on 30 April 2004, of Calyon, Corporate and Investment Bank. The transfer was completed with retroactive effect as of 1 January 2004;
- In lease finance, the Lixxbail and Slibail groups became part of Ucabail on 27 May;
- In life insurance, Predica and Union des Assurances Fédérales (UAF), respectively subsidiaries of Crédit Agricole S.A. and Crédit Lyonnais, were merged on 30 June (with retroactive effect as of 1 January 2004) within a new company called Predica Assurances de Personnes.

In addition, in asset management, CA-AM and CLAM merged on 1 July to create the new Crédit Agricole Asset Management (CAAM) and the merger between the two specialised quantitative investment subsidiaries, CPR-AM and ABF CM, became effective on 2 July.

As these mergers are all intra-Group business reorganisations, they had no impact on the scope of consolidation.

Consolidation changes

The scope of consolidation as at 30 June 2004 comprised 368 subsidiaries and holdings.
There has been little change since 31 December 2003.

Additions:

- Emporiki Credicom, a Greek consumer finance company owned jointly and equally by Sofinco and Commercial Bank of Greece, which is accounted for by the equity method;
- Dan'Aktiv, a consumer finance company acquired on 2 April 2004 from Danish group F Group A/S, which is fully consolidated. It reports to Finaref on an operational basis.

Removals:

- Financière Lapérouse following its divestment to a non-Group company;
- Equalt Pair Trading Fund, in which the Group's percentage holding has fallen below the consolidation threshold;
- Banque Française de l'Orient (BFO), which has discontinued its business activities;
- Laing & Cruickshank Investment Management Limited (previously consolidated at Crédit Lyonnais Group level) following its divestment to a non-Group company.

In addition, Banque Libano-Française SAL's balance sheet is no longer consolidated following the agreement reached in June to sell 42% of Calyon's 51% holding. However, its income statement was still fully consolidated for the first half of 2004.

Changes in consolidation method between 30 June 2003 and 30 June 2004:

- Credibom, a Portuguese consumer finance company accounted for at equity (40%) in the financial statements to 30 June 2003, has been fully consolidated since the third quarter of 2003;

- Uni-Édition, previously accounted for by the equity method, has been fully consolidated as of 2004 in preparation for the adoption of IFRS standards.

Other changes in the scope of consolidation at 30 June 2004 had no impact on the financial statements. These changes were the direct consolidation of 39 companies previously consolidated at Crédit Lyonnais level, together with a change of legal name for four subsidiaries.

In addition, during the first half of 2004, Crédit Agricole S.A. finalised its acquisition of Finaref in line with the December 2002 agreements, acquiring a last tranche of 14.5% to bring its holding in Finaref S.A. and Finaref Group AB to 90%. PPR has retained the remaining 10%. Finaref was already fully consolidated in the financial statements at 30 June and 31 December 2003.

Changes in accounting principles and methods

Since 1 January 2004, the Group's insurance subsidiaries have applied the provisions of **opinion 2004-04 issued by the "Conseil National de la Comptabilité" (CNC)** on 25 March 2004 on the revision to CRC regulation 2002-09 of 12 December 2002 concerning the accounting treatment of financial instruments by companies governed by the insurance code. This opinion aims to complete CRC regulation 2002-09 by requiring insurance companies to mark to market all financial instruments held as part of their investment strategy for unit-linked business and popular retirement savings plans (PERPs). The first-time application of this opinion had no material impact on the Crédit Agricole S.A. Group's financial statements

With the exception of this change, the half-yearly financial statements have been prepared using the same accounting policies as those used for the 2003 financial statements.

Crédit Agricole S.A. Group now also applies the provisions of **CNC opinion 2004-05** dated 25 March 2004 on the revision to paragraph 300 of CRC regulations 99-02, 99-07, 00-05 and 02-08 concerning long-service awards. As Crédit Agricole already used the accounting treatment recommended in the CNC's opinion, no change of accounting method was required.

Preparation of financial statements following the 2003 acquisition of Crédit Lyonnais

In the Crédit Agricole S.A. Group's financial statements for first-half 2004, the Crédit Lyonnais group has been fully consolidated at the rate of 94.82% (percentage holding as of 4 August 2003, the closing date of the compulsory buyout offer).

However, due to the very short time lapse (12 days) between the date on which Crédit Agricole acquired control of Crédit Lyonnais and the end of the first half of 2003, a mixed consolidation method was used in the financial statements for first-half 2003. The balance sheet and off-balance sheet items were fully consolidated while the income statement was accounted for by the equity method at 24.96% (corresponding to Crédit Agricole S.A.'s average weighted percentage holding over the period).

Preparation of pro forma financial statements for prior periods

For comparability purposes, therefore, Crédit Agricole S.A. Group has prepared **pro forma financial statements** for first-half and full-year 2003, in which Crédit Lyonnais is fully consolidated at 92.55% (Crédit Agricole S.A.'s percentage holding at 30 June 2003). The pro forma statements reflect assets, liabilities and results as if Crédit Agricole S.A. had acquired that percentage holding before 1 January 2003.

Unless otherwise stated, year-on-year income statement comparisons given in this report are based on pro forma data for first-half 2003. However, balance sheet comparisons are based on published data.

Analysis of Crédit Agricole S.A. group's consolidated half-year results

Environment

The USA entered a period of strong activity between the second quarter of 2003 and the first quarter of 2004, with growth averaging 5.1%. This was due to restored corporate profits, the end of the main campaign in Iraq, a final acute fall in long rates in June 2003 (due to deflationary fears), and new stimulatory fiscal measures. Corporate investment therefore enjoyed a sharp rebound, consumer spending improved, and stock building took over from private demand during the first half of 2004. A return to net new job creations, which picked up speed from January 2004, drove the Federal Reserve to raise its rates by a quarter of a percent in June, and again in August despite fading expectations. Headline and underlying inflation, which were very low in Autumn 2003, shot up in the space of six months, but without causing any strong pressures on the bond market. The stock market proved disappointing.

Initially, the rebound in **the euro zone** looked set to disappoint. Very early in the year, a sharp rise in the euro (to USD 1.28), coupled with a few surveys regarded as disappointing, even refuelled expectations of a cut in the ECB rate (putting pressure on long rates). Ultimately, therefore, first and

second quarter GDP growth (0.6% and 0.5% respectively quarter-on-quarter) came as a pleasant surprise.

France made a strong contribution to this performance (0.8% growth each quarter), due to sustained consumer spending. The possibility of a final cut in rates disappeared upon confirmation of a gradual pick-up in activity, rising inflation (2.5% in May following the leap in oil prices), and the euro's drop to and then stabilisation at USD 1.20-1.25. These factors, coupled with the rise in US long rates, pushed European rates up, but to a lesser extent. The spread against US long rates is now sustainably inverted. The European and US stock markets advanced substantially in the first quarter (on growth and profits) only to stagnate thereafter (on oil price rises and inflation), with the CAC 40 sticking at around 3,600 points.

Crédit Agricole S.A.'s consolidated results

Summary pro forma consolidated income statement

en millions d'euros	30/06/2003 pro forma	30/06/2004	variation 2004/2003
Net banking income	**6,228**	**6,298**	**+1.1 %**
Operating expenses	-4,428	-4,341	-2.0 %
Gross operating income	**1,800**	**1,957**	**+8.7 %**
Risk-related costs	-546	-324	-40.7 %
Income from equity affiliates	431	536	+24.4 %
Net income on fixed assets	-89	44	n.m.
Pre-tax ordinary income	**1,596**	**2,213**	**+38.7 %**
CA-CL integration-related costs	-	-171	n.m.
Extraordinary items	-36	-1	n.m.
Corporate income tax	-376	-517	+37.5 %
Net allocation to FRBG	59	55	-6.8 %
Net income before goodwill amortisation	**1,243**	**1,579**	**27.0 %**
Goodwill amortisation	-333	-347	+4.2 %
Net income	**910**	**1,232**	**+35.4 %**
Minority interests	176	157	-10.8 %
Net income group share	**734**	**1,075**	**+46.5 %**
Net income group share before CA-CL integration related costs	**734**	**1,186**	**+61.6 %**
Net income group share before goodwill amortisation and CA-CL integration related costs	**1,067**	**1,533**	**+43.7%**

Crédit Agricole S.A.'s **net income Group share** for the first half of 2004 came to €1,075 million. Net income before goodwill and Crédit Agricole/Crédit Lyonnais integration-related costs came to €1,533 million, an increase of 43.7% on pro forma first-half 2003. Second-quarter net income before integration-related costs amounted to €823 million, a 15.9% increase quarter-on-quarter and 37.2% year-on-year.

These results reflect some excellent performances across all the Group's activities.

Year-on-year income statement comparisons presented below are based on **pro forma data for first-half 2003**.

Gross operating income totalled €1,957 million, a rise of 8.7% on first-half 2003. Growth was supported to a small extent by consolidation changes (addition of Dan'Aktiv, divestment of LACIM) and a change of consolidation method (Credibom). Excluding these consolidation changes, growth in gross operating income was 7.7%, driven by organic growth, with exchange rates making a negative contribution (rise in the euro against the key currencies - dollar, Swiss franc and yen). This performance was underpinned by:

- 1.1% growth in **net banking income** to €6.3 billion, or 1.0% excluding consolidation changes, fuelled by good performances in insurance, sustained mutual fund inflows in asset management, rapid development in consumer finance activities and excellent commercial dynamics in the Crédit Lyonnais network. Net banking income generated by proprietary asset management and other business was also boosted by the impact of an improvement in the stock markets on the bank's equity portfolios. By contrast, radical reorganisation in corporate & investment banking weighed on the division's net banking income, which was down from a very high level in first-half 2003. Excluding corporate & investment banking, net banking income generated by the other business lines was up by a sharp 15% year-on-year.
- A 2.0% decrease in **operating expenses** to €4.3 billion (down 1.8% on a comparable consolidation basis). This includes the initial effects of synergies generated by Crédit Lyonnais' integration into the Crédit Agricole S.A. Group (about €87 million, representing a full year total of €211 million 2004).

Consequently, **the cost/income ratio** has improved progressively from 71.1% in first-half 2003 to 69.9% in full-year 2003 and 68.9% in first-half 2004.

Risk-related costs came to €324 million, a sharp year-on-year decrease of 40.7% (41.9% on a comparable consolidation basis), due to the improved international environment and a prudent risk management policy over the past few years. All in all, doubtful loans amounted to €9.4 billion, representing 5.4% of total customer loans outstanding against 5.7% in 2003, while the ratio of provisions to doubtful loans stood at 63%.

Moreover, general provisions together with the fund for general banking risks amounted to a total of €3.9 billion, broken down as follows: €1.3 billion in provisions booked as liabilities covering sector risks and other loan loss provisions, €681 million in country risk provisions, €828 million in home-purchase savings scheme FGBR and €1.1 billion in other FGBR items (including €615 million for the fund for liquidity and solvency banking risks).

The contribution of equity affiliates rose by 24.4%, from €431 million to €536 million, fuelled by a 16.8% increase in the contribution from the Regional Banks and a continued recovery at Banca Intesa, which contributed €108 million in the first half, a year-on-year increase of 44%.

Net income on fixed assets amounted to €44 million against a loss of €89 million in the corresponding period of 2003. **Pre-tax ordinary income** therefore came to €2.2 billion, a year-on-year rise of 38.7% and 38.2% on a comparable consolidation basis.

After a tax charge of €517 million, **net income Group share,** before Crédit Agricole/Crédit Lyonnais integration-related costs and goodwill amortisation, totalled €1,533 million, a year-on-year increase of 43.7%.

ROE (net income Group share before goodwill amortisation and integration-related costs as a percentage of average shareholders' equity after appropriation of the year's earnings) stood at 13.25% against 9.7% at 30 June 2003 and 10.6% at 31 December 2003. ROE for the business lines based on allocated capital stood at 16.7%.

Gross integration-related costs booked in first-half 2004 amounted to €171 million (€111 million net of tax). They mainly covered mobility support measures (staff numbers down 3.6% in France and 1,500 job cuts internationally), rationalisation of the Group's premises (5,000 people relocated at end August), information systems costs, etc. A major cost item was a €58 million provision for an early retirement plan at Calyon. Total remaining provisions for integration-related costs amounted to €740 million at end-June 2004, after net utilisation of €163 million during the first half.

Goodwill amortisation rose by 4.2% or €14 million, due to the additional investments made in late 2003 and early 2004, principally Finaref (29%) and Dan'Aktiv.

Review of results by business line

Overview of the Group's business lines

Crédit Agricole S.A. Group's activities are organised into six business lines:

- French retail banking – Regional Banks
- French retail banking – Crédit Lyonnais network
- Specialised financial services
- Asset management, insurance & private banking
- Corporate & investment banking
- International retail banking.

The Group also has a 'Proprietary asset management and other' business line.

Crédit Agricole S.A.'s consolidated results are analysed by business line using the conventions described in the full-year 2003 management report (see 2003 shelf-registration document "Overview of the Group's business lines" and "Allocation of capital by business line").

Following the various restructurings undertaken as a result of Crédit Lyonnais' integration into the Group, there have been some minor changes to the scope of the various business lines. The new corporate & investment banking division has changed slightly following the transfer of Crédit Lyonnais' corporate & investment banking activities to CAI. Some assets which were not transferred (contract run-offs, correspondent banking) were allocated to proprietary asset management and other.

Moreover, Al Bank Al Saudi Al Fransi (BSF), which was previously allocated to international retail banking, is now included in corporate & investment banking. Similarly, foreign insurance subsidiaries have been transferred from proprietary asset management and other to asset management, insurance & private banking. Lastly, the Group has revised the analytical breakdown between Crédit Lyonnais subsidiaries (UAF, CLAM, Lixxbail, etc.) merged with Crédit Agricole S.A. subsidiaries, and the Crédit Lyonnais network. The resulting changes had no material impact on trends in results by business line.

Capital allocation rules

Crédit Agricole S.A. bases its capital allocation on regulatory requirements for both banking and insurance activities.

The method used to allocate capital by business line and to calculate ROE is the same as that used as of 31 December 2003. The rules are described in the management report for full-year 2003 (see 2003 shelf-registration document "Overview of the Group's business lines" and "Allocation of capital by business line").

Risk-weighted assets used for capital allocation purposes

(in billions of euros)	30-06-2003	31-12-2003	30-06-2004
French retail banking	81.7	83.5	87.9
• Regional Banks	47.5	48.5	50.7
• Crédit Lyonnais network	34.2	35.0	37 .2
Specialised financial services	27.1	28.1	31.2
Asset management, insurance & private banking	11.9	12.0	11.8
Corporate & investment banking	136.7	133.0	118.1
International retail banking	2.5	4.3	3.6

Allocated capital by business line

Allocated capital is calculated before net income and goodwill amortisation.

(in billions of euros)	30-06-2003	31-12-2003	30-06-2004
French retail banking	5.0	5.1	5.4
• Regional Banks	2.9	3.0	3.2
• Crédit Lyonnais network	2.1	2.1	2.2
Specialised financial services	1.6	1.7	1.9
Asset management, insurance & private banking	5.0	5.1	5.3
Corporate & investment banking	8.3	8.0	7.8
• Capital markets & investment banking	3.1	3.0	2.9
• Financing activities	5.2	5.0	4.9
International retail banking	2.4	2.6	2.4
Capital allocated to business lines	**22.3**	**22.5**	**22.8**

(%)	30-06-2003	31-12-2003	30-06-2004
French retail banking	22.4%	22.7%	23.6%
Specialised financial services	7.2%	7.6%	8.4%
Asset management, insurance & private banking	22.4%	22.7%	23.5%
Corporate & investment banking	37.2%	35.5%	34.1%
International retail banking	10.8%	11.5%	10.4%
Capital allocated to business lines	**100%**	**100%**	**100%**

Business line contribution to net income before goodwill amortisation and integration-related costs

All business lines contributed to the Group's earnings growth. Insurance and asset management delivered some remarkable performances, French retail banking and specialised financial services maintained their strong business dynamics, corporate & investment banking made a much improved contribution due to a sharp reduction in operating expenses and risk-related costs, while international retail banking continued its recovery.

(in millions of euros)	30-06-2003 pro forma	31-12-2003 pro forma	30-06-2004
French retail banking - Regional Banks	269	589	302
French retail banking - Crédit Lyonnais network	204	501	267
Specialised financial services	173	371	193
Corporate & investment banking	419	782	502
Asset management, insurance & private banking	365	870	487
International retail banking	111	223	156
Proprietary asset management and other	(298)	(582)	(217)
Total	**1,243**	**2,754**	**1,690**

1. French retail banking - regional banks

The Regional Banks reported 12.3% growth in net income to €302 million, contributing almost 18% of Group net income before goodwill amortisation and integration-related costs. This growth reflects continued robust business volumes, coupled with tight control over operating expenses and risk-related costs.

The Regional Banks are accounted for by the equity method at 25% and their contribution therefore appears under the line item 'income from equity affiliates'.

French retail banking - Regional Banks

(in millions of euros)	H1 2003	H1 2004	change 2004/2003
Income from equity affiliates	310	362	+ 16.8%
Pre-tax ordinary income	**310**	**362**	**+16.8%**
Corporate income tax	(41)*	(60)*	+46.3%
Net income before goodwill amortisation	**269**	**302**	**+12.3%**
ROE (as a % of allocated capital)	**16.4%**	**17.7%**	

* Tax impact of dividends received from the Regional Banks, as dividends on CCIs and CCAs (not voting shares) are not eligible for the affiliation privilege.

The 42 equity-accounted Regional Banks delivered robust growth in business. Net banking income rose by 4.8% to €5.9 billion, driven by a particularly strong commercial performance in lending and deposits, partly as a result of their campaign to attract new customers in key target segments (young people, high net worth individuals).

Another key event of the first half was the *Épargne Retraite Verte* campaign to promote retirement savings plans, which led to the sale of 750,000 products over the period (including 130,000 PERPs), positioning the Group as a leading player in this market, with the Regional Banks taking a 25% share.

Customer assets (excluding securities and bonds) enjoyed further strong growth, rising by 7.6% over the twelve months to June 2004 and by €5.3 billion over the first half (against

€3.2 billion in first-half 2003), to reach €355.5 billion. The structure of customer assets reflects a cautious attitude on the part of savers.

In a more clement environment for pension and long-term savings products, life insurance remained attractive. Outstandings amounted to €94 billion at end June 2004, representing a year-on-year increase of 11.9% compared with 10.4% at end-December 2003.

Mutual fund investments sold by the Regional Banks stood at €39.1 billion at end-June 2004, a year-on-year increase of 12.1%, driven by growth in customer assets and a sharp recovery in the stock markets between the first half of 2003 and the first half of 2004.

Growth in bank deposits slowed slightly during the second quarter, with 5.2% for the first half against 5.7% for the first quarter, due to lower rates on some products (savings certificates, personal savings plans, *Capital Vert Croissance*, etc.). Passbook accounts were the main growth driver, rising by 10.1%, and to a lesser extent, home-purchase savings with 5.2%. Sight deposits were up 6.7% year-on-year, to €59.5 billion, and the new "*Capital Vert Croissance*" retirement plan has attracted a total of €418 million since its launch early in the year.

By contrast, popular savings plans were down 6.1%, while low market rates put pressure on term accounts and savings certificates (down 4% excluding *Capital Vert Croissance*).

Lending continued to grow, fuelled by a very strong performance in medium and long-term lending, with new business of over €23 billion during the first half, a year-on-year increase of 26.3%, coupled with €2.4 billion in new consumer finance origination. All financing segments recorded growth in new lending: 35% for home purchases, 24% for farming, 17% for SMEs, 8% for professionals and small businesses, and 11% for local authorities.

At 30 June 2004, gross customer loans outstanding amounted to €230.9 billion, an increase of 8.5% over twelve months. Home purchase lending was the principal growth driver, with an increase of 12.9%.

Breakdown of the Regional Bank's new lending and total loans outstanding

(in billions of euros)	New lending H1-04	Loans outstanding	% growth in loan book Jun-04/Jun-03
Home purchase	13.4	110.0	+ 12.9
Farming sector	3.1	28.4	+ 3.1
Businesses and professionals	5.2	54.8	+ 3.0
Consumer finance	2.4	14.4	+ 5.6
Local authorities	1.4	19.7	+ 11.6
Other	0.0	3.6	+ 5.6
Total	**25.5**	**230.9**	**+ 8.5%**

The business franchise continued to expand steadily, with 126,000 new current accounts opened in the twelve months to 30 June 2004. The total number of products and services sold to personal customers topped 100 million at end-June 2004, and the average per customer therefore progressed to 7.5 products per current account in first-half 2004 against 7.4 at end-2003.

Fee income rose by 9.2% to €1.9 billion, accounting for 33.2% of net banking income. Brokerage fees were up 14.3%, banking service fees 9.5%, insurance commissions 8.4% and account management and payments fees 8.2%.

Risk-related costs were kept under tight control, at €374 million, representing 28 basis points. Due to a high quality loan book, the doubtful loan ratio fell to 3.7% of gross customer loans outstanding, against 4.2% one year earlier. However, the ratio of provisions to doubtful loans rose to 69.2% from 68% one year earlier.

The cost/income ratio for the 42 equity-accounted Regional Banks made a further substantial improvement to 59.4% against 60.5% one year earlier (excluding dividends paid by Crédit Agricole S.A.), with net banking income rising by 4.8% compared with just 2.1% for operating costs.

Consequently, gross operating income of the Regional Banks rose by 8.5% year-on-year and aggregate net income by 13.4%. **Their contribution** to Crédit Agricole S.A.'s overall net income amounted to €362 million in first-half 2004 against €310 million for first-half 2003. This represents an increase of 16.8% and 12.3% after tax on the dividends received from the Regional Banks.

Annualised ROE stood at 17.7%.

2. 2. French retail banking – Crédit Lyonnais

French retail banking –Crédit Lyonnais network

(in millions of euros)	H1 2003 pro forma	H1 2004	change 2004/2003
Net banking income	**1,588**	**1,692**	**+6.5%**
Operating expenses, depreciation and amortisation	(1,195)	(1,234)	+ 3.3%
Gross operating income	**393**	**458**	**+16.5%**
Risk-related costs	(96)	(76)	-20.8%
Pre-tax ordinary income	**297**	**382**	**+28.6%**
Exceptional items and tax	(93)	(115)	+23.7%
Net income before goodwill amortisation	**204**	**267**	**+30.9%**
ROE (as a % of allocated capital)	**19.2%**	**23.9%**	

In the first half of 2004, the Crédit Lyonnais network achieved a robust commercial performance in all customer segments and delivered 16.5% growth in gross operating income. The

average number of products and services sold per customer rose by 0.4 points year-on-year to 8.0, boosted notably by the sale of 45,000 PERPs (personal pension plans) during the first half.

Customer assets rose by 5.1% to €112.1 billion, fuelled by:

- a sustained performance in **life insurance**, with in-force business up 9.3% to €28.5 billion. More specifically, Crédit Lyonnais sold 10,000 new 'Antidote' policies in the space of just two months;
- 6.7% growth in bank deposits, driven chiefly by passbook accounts (up 15.7%), with the Cerise passbook proving particularly successful (150,000 accounts attracting €824 million). Conversely, popular savings plans continued their decline (down 17.8%), as did term accounts (down 14.5%), due to low market rates. Sight deposits, on the other hand, were up 3.7%.

Mutual funds and securities rose by 4.5% year-on-year, to €33.7 billion, with continued investor caution towards the markets putting a brake on growth.

Moreover, Crédit Lyonnais achieved an excellent performance in placing public offerings (Snecma, bioMérieux, Pages Jaunes), making it the leading bank network in retail placement.

Gross customer loans outstanding were up 9.4% to €46.3 billion at 30 June 2004, driven by continued rapid growth in residential mortgage lending (up 13.6%) and an acceleration in amortisable consumer finance loans (up 8.2%). Loans to professionals and small businesses rose by 7.7% and middle market lending on a more selective basis, by 3.4%.

Fuelled by these strong business dynamics, Crédit Lyonnais' **net banking income** rose by 6.5% year-on-year (6.8% on a comparable consolidation and accounting basis*), to €1,692 million. The main drivers were the net interest margin (up 5.5%*), boosted by the impact of higher volumes and favourable rates on deposits, coupled with growth in commitment and set-up fees and account management and service fees (up 11.3% and 7.7% respectively). Consequently, fee income made a slightly bigger contribution to net banking income, accounting for 45.8%.

The increase in **operating expenses** was contained to 3.3% (2.2% on a comparable consolidation basis*), with total expenses amounting to €1.2 billion, despite new investment in commercial capability (branch openings and refits, multichannel platform developments, etc.). The cost/income ratio therefore improved to 72.9% versus 75.2% in first-half 2003.

* unaudited data.

Risk-related costs were down sharply, by 20.8% compared with first-half 2003, which was affected by increased provisions against a small number of specific SME exposures. The cost of risk (risk-related costs/weighted assets) came to 41 basis points versus 56 basis points in first-half 2003.

All in all, **net income before goodwill amortisation** was €267 million, a year-on-year increase of 30.9%, giving an ROE of 23.9%.

3. Specialised financial services

In first-half 2004, **Specialised financial services** delivered an 11.6% increase in net income before goodwill amortisation and integration-related costs, to €193 million.

This performance was underpinned by strong growth in consumer finance, principally acquisition-led:

- in March 2004, acquisition of an additional tranche of 14.5% of Finaref, in accordance with the agreements signed with the PPR Group, which retains a 10% holding;
- the operational launch of Emporiki Credicom in Greece;
- on 2 April 2004, acquisition by Crédit Agricole S.A. of Danish consumer finance company Dan'Aktiv;
- stronger ties with Banque Commerciale du Maroc, the Group's new partner in consumer finance company Wafasalaf;
- in early July, buyout of Banco Espirito Santo's remaining 15% of Credibom, bringing Sofinco's holding in its Portuguese subsidiary to 100%.

Consequently, the scope of this business line has undergone a few changes since 30 June 2003. Credibom, the Portuguese consumer finance company, which was previously accounted for by the equity method at 40%, has been fully consolidated since the third quarter of 2003. Dan'Aktiv has been fully consolidated since 1 April 2004.

For comparability purposes, therefore, year-on-year comparisons are calculated on a comparable consolidation basis (as indicated in the table below *).

Specialised financial services

(in millions of euros)	H1 2003 pro forma	H1 2004	Change 2004/2003	Change 2004/2003 comparable basis (*)
Net banking income	**1,042**	**1,176**	**+12.9%**	**+9.5%**
Operating expenses, depreciation and amortisation	(605)	(678)	+12.1%	+9.6%
Gross operating income	**437**	**498**	**+14.0%**	**+9.4%**
Risk-related costs	(171)	(188)	+ 9.9%	+5.8%
Income from equity affiliates	4	(2)	n.m.	n.m.
Pre-tax ordinary incomes	**270**	**308**	**+14.1%**	**+10.1%**
Exceptional items (excluding integration-related costs), tax and FGBR	(97)	(115)	+18.6%	+14.4%
Net income before goodwill amortisation	**173**	**193**	**+11.6%**	**+7.6%**
ROE (as a % of allocated capital)	**20.5%**	**20.3%**		

The consumer finance business now comprises Sofinco, Finaref and Lukas, following Sofinco's absorption at end March 2004 (with retroactive effect as of 1 January 2004) of Finalion, Crédit Lyonnais' dedicated consumer finance subsidiary. Business continues to expand rapidly, with first-half net banking income up 16% or 11.9% on a comparable consolidation basis.

Consumer finance outstandings at 30 June 2004 amounted to nearly €30 billion, including €22.2 billion in France and €7.7 billion internationally, representing a sharp year-on-year increase of 13.8%, or 13.4% excluding Dan'Aktiv, which was consolidated only from the second quarter of 2004. This growth stemmed from strong demand for credit, with new business rising by 11.7%, including 25.6% for the international subsidiaries.

In France, new business rose by 7%, underpinned by increased co-operation with the Regional Banks and by the Sofinco/Crédit Lyonnais partnership. Sofinco now manages a €2.2 billion consumer finance book on behalf of the Regional Banks (up 9.6%), and €4.4 billion on behalf of Crédit Lyonnais. In addition, new business via Internet has expanded by 77% over one year.

Margins held steady despite stiff competition. Meanwhile, operating costs rose by 16.1%, partly due to new acquisitions. Excluding Credibom and Dan'Aktiv, the increase was 13%, mainly due to international expansion, with costs up 30.8% for the international subsidiaries.

Risk-related costs rose €32 million or 23.4%. This included €17 million in interest discounts on restructured loans, as required under the new accounting treatment known as the 'Neiertz discount' (which was not applied in June 2003). A further €7 million was due to changes in the scope of consolidation (Credibom and Dan'Aktiv acquisitions). Excluding these factors, risk-related costs remained under control, rising by 5.8% or €8 million compared with first-half 2003.

The consumer finance companies contributed 85% to the division's net income. The European subsidiaries in particular achieved an excellent performance, with a 33.3% increase in net income, and 18.8% on a comparable consolidation basis.

In lease finance, Ucabail and Lixxbail merged on 27 May. Ucabail now houses all lease finance and rental activities for the Regional Banks and Crédit Lyonnais. Including the Polish subsidiary, EFL, lease finance outstandings totalled €12.6 billion at end-June 2004, a year-on-year increase of 0.9%.

In Poland, EFL enjoyed very strong activity levels, with outstandings up 17.3% year-on-year at 30 June 2004. In France, Ucabail suffered a 10% decline in new business in the first quarter, but managed to recover well in the second, with 0.8% growth year-on-year, despite a sluggish economic environment. A sizable proportion of this new business was syndicated with the Regional Banks, particularly in property leasing, IT equipment and long-term car rental.

The factoring business was still affected by the sluggish economic climate, but made a sharp improvement towards the end of the first half. Receivables factored in the first half by Eurofactor and Transfact combined totalled €12.9 billion, a year-on-year increase of 3.5%. Total outstandings stood at €4.9 billion at end-June 2004, a year-on-year increase of 6.4%, including 5.1% in France and 11.7% outside France. However, net banking income was flat compared with first-half 2003, at €51 million.

All in all, the division's **net banking income** for first-half 2004 came to €1,176 million, up 12.9% on the same period of 2003 (9.5% on a comparable consolidation basis, i.e. excluding Credibom and Dan'Aktiv). As **operating costs** rose by only 12.1% (9.6% on a comparable consolidation basis), **the cost/income ratio** improved to 57.6% against 58.1% in first-half 2003.

Gross operating income amounted to €498 million in first-half 2004, a year-on-year increase of 14% (9.4% on a comparable consolidation basis).

After **risk-related costs** of €188 million, **pre-tax ordinary income** came to €308 million, a year-on-year increase of 14.1% (10.1% on a comparable consolidation basis).

Net income before goodwill amortisation and integration-related costs rose by 11.6% to €193 million (7.6% on a comparable consolidation basis), giving an **ROE** of 20.3%.

4. Asset management, insurance & private banking

Asset management, insurance & private banking achieved significant growth in business amid an improved stock market climate. In first-half 2004, net income before goodwill amortisation and integration-related costs rose by 33.4% year-on-year to €487 million.

Asset management, insurance & private banking

(in millions of euros)	H1 2003 pro forma	H1 2004	Change 2004/2003
Net banking income	**1,262**	**1,410**	**+11.7%**
Operating expenses, depreciation and amortisation	(683)	(681)	-0.3%
Gross operating income	**579**	**729**	**+25.9%**
Risk-related costs	(8)	(6)	-25.0%
Income from equity affiliates	4	4	-
Pre-tax ordinary income	**575**	**727**	**+26.4%**
Exceptional items (excluding integration-related costs), tax and FGBR	(210)	(240)	+14.3%
Net income before goodwill amortisation	**365**	**487**	**+33.4%**
ROE (as a % of allocated capital)	**14.6%**	**18.5%**	

The division's assets under management topped €400 billion (€401.2 billion after eliminating double counting) at 30 June 2004, a year-on-year increase of 10.4% and 12.4% on a comparable consolidation basis, i.e. before the divestment of UK private bank LACIM.

In asset management, total Crédit Agricole S.A. Group assets (managed by Crédit Agricole AM, Crédit Lyonnais AM, CPR-AM, ABF, Equalt and BFT) amounted to €317.4 billion at 30 June 2004, after harmonisation of counting methods in the various units (inclusion of discretionary management accounts invested in mutual funds and elimination of the portion of feeder funds invested in master funds). Based on the new counting methods and scope of consolidation, assets rose 13.9% year-on-year.

This growth was underpinned by both a market effect (€6.3 billion) and sustained new inflows (€12 billion), principally in bond funds (€5.1 billion) and alternative investments (€5 billion) aimed at corporate and institutional investors. Inflows from international investors expanded by €4.4 billion, chiefly in Asia, Spain and the UK.

Assets managed on behalf of international investors surged by 64.3% to €27.2 billion, compared with 10.7% for French investors.

Asset management posted excellent results, with net banking income up 11%, gross operating income 32.9% and net income (before goodwill amortisation and integration-related costs) 40.7%.

Having obtained authorisation from the AMF, the merger between the various asset management units is now nearing completion. The new Crédit Agricole Asset Management (CAAM) was created on 1 July and the merger between the specialised quantitative investment companies, CPR-AM and ABF CM, became effective on 2 July.

In private banking, wealth managed in France by Banque de Gestion Privée Indosuez (BGPI) and the Crédit Lyonnais network rose by 9% to €26.4 billion. Business has therefore taken off again, after the creation in late 2003 of a single private banking unit via the merger of BGPI and CAICG.

In the international markets, the divestment of Laing & Cruickshank Investment Management Limited (LACIM) to UBS during the first half reduced private banking assets by €7.1 billion to €44.3 billion, representing a year-on-year decrease of 10.4%. On a comparable consolidation basis, assets managed by the various international private banking units were up 3.3%.

All in all, private banking assets totalled €70.7 billion(*), a year-on-year increase of 5.3% on a comparable consolidation basis (i.e. before the divestment of LACIM). The total increase of €2.2 billion comprised €600 million in new inflows and €1.6 billion in positive market effect.

(*) With effect from 2004, private banking assets do not include life insurance investments made by Crédit Lyonnais private banking customers in France. Historical data have been restated accordingly.

Private banking posted an increase of 0.8% in first-half 2004 net banking income, while operating expenses were down 3.3%, leading to 25.7% growth in gross operating income.

Crédit Agricole S.A. continues to merge its various international private banking units. In early July 2004, Crédit Foncier de Monaco and Crédit Lyonnais SA Monaco were legally merged, while Crédit Lyonnais Luxembourg was integrated into CAI Luxembourg. In Switzerland, the merger of CAI Suisse and Crédit Lyonnais Suisse is scheduled to take place in 2005. The Italian private banking business will be taken over by Banca Intesa in the second half of 2004 and the two groups will continue to co-operate.

On 30 June, **the life insurance subsidiaries**, Predica, UAF and AFVie, were merged (with retroactive effect as of 1 January 2004) within a new company called Predica Assurances de Personnes. Business volumes were robust during the first half, with premium income totalling €8.4 billion, a year-on-year increase of 11.3%. The reversal in trends witnessed in the previous half-year continued, with 30% of new inflows coming from unit-linked business (up 20.2% on first-half 2003), while conventional business grew by 8%.

In-force business (gross mathematical reserves) amounted to €123.4 billion, a year-on-year increase of 10.3%, in line with the market.

Non-life insurance remained strong, with 428,481 new policies written by Pacifica during the first half, bringing the total to over 3.8 million at 30 June 2004, a year-on-year increase of 14%. Finaref sold 393,453 new policies, a 19.4% increase on first-half 2003.

Total premium income (Pacifica and Finaref combined) was up 17.7% on first-half 2003, reflecting robust business dynamics in all areas: 13.8% growth in comprehensive household, 8.1% in motor, 2.4x in farming and 22.3% in personal accident, protection and other. Meanwhile, the number of claims was up by only 3.7% and the claims ratio (all products, excluding administration costs) improved by 5 percentage points from 60.5% at 30 June 2003 to 55.5% one year later. The combined ratio (cost of claims plus administration costs including commissions allocated to the Regional Banks, as a percentage of premiums) remained excellent, at 92.7%.

The insurance division as a whole delivered significant growth in results, with gross operating income up 22.7% and net income (before goodwill amortisation and integration-related costs) up 24.9%.

In non-life insurance, Pacifica is scheduled to absorb Afcalia, a UAF subsidiary, in the second half of 2004, and will extend its business to encompass bank-related insurance sold through the Crédit Lyonnais network (Afcalia's life business will be transferred to Predica Assurances de Personnes).

All in all, **net banking income** for asset management, insurance & private banking rose by 11.7% to €1,410 million in the first half of 2004. Growth was driven by significant increases in insurance (up 18.1%) and asset management (up 11%).

Operating costs for the division decreased by 0.3% to €681 million. Consequently, **gross operating income** rose by 25.9% from €579 million in first-half 2003 to €729 million, and the **cost/income ratio** improved by almost 6 percentage points to 48.3%.

The division's risk-related costs were down 25% to €6 million, principally covering an operational risk in private banking.

Net income before goodwill amortisation and integration-related costs totalled €487 million in first-half 2004, a year-on-year increase of 33.4%, giving an **ROE** on allocated capital of 18.5%.

5. Corporate & investment banking

Amid continued tough market conditions, **corporate & investment banking** delivered almost 20% growth in **net income** before goodwill amortisation and integration-related costs in first-half 2004.

Corporate & investment banking

(in millions of euros)	H1 2003 pro forma	H1 2004	Change 2004/2003
Net banking income	**2,458**	**1,956**	**-20.4%**
Operating expenses, depreciation and amortisation	(1,595)	(1,368)	-14.2%
Gross operating income	**863**	**588**	**-31.9%**
Risk-related costs	(265)	(15)	-94.3%
Income from equity affiliates	0	36	n.m.
Net income on fixed assets	(5)	41	n.m.
Pre-tax ordinary income	**593**	**650**	**+9.6%**
Exceptional items (excluding integration-related costs) and tax	(174)	(148)	-14.9%
Net income before goodwill amortisation	**419**	**502**	**+19.8%**
ROE (as a % of allocated capital)	**10.9%**	**13.0%**	

The key event in the first half of 2004 was the creation of Calyon. On 30 April 2004, Crédit Lyonnais transferred its corporate & investment banking business to Crédit Agricole Indosuez, which was then renamed Calyon, Corporate and Investment Bank. The transfer took place with retroactive effect as of 1 January 2004.

This radical reorganisation tied up considerable resources, which is partly the reason for Calyon's fall-off in business during the first half of 2004. In addition, the first half of 2003 represented a very high base for comparison.

The division's *net banking income* therefore came in at €1,956 million, a decrease of 20.4% on the year-earlier period.

Meanwhile, the cost base was significantly reduced. Operating expenses fell by 14.2% year-on-year, reflecting the initial impact of integration-related synergies. Outside France, two thirds of headcount synergies have been achieved, while the figure in France is 40%.

Risk-related costs fell dramatically, by 94.3% to €15 million versus €265 million in the first half of 2003, due to an improved international economic environment and a prudent risk management policy in the prior period. Sector provisions remained unchanged, with no reversals during the period.

Adding in income from equity affiliates (arising on the transfer of Al Bank Al Saudi Al Fransi, which was previously part of international retail banking) and €41 million in net income

on fixed assets arising on the divestment of remaining Euronext shares, corporate & investment banking's **net income** before goodwill amortisation and integration-related costs came to €502 million, a year-on-year increase of 19.8%.

Consequently, ROE improved substantially to 13% at 30 June 2004.

These results reflect differing performances according to business area.

Financing activities

(in millions of euros)	H1 2003 pro forma	H1 2004	Change 2004/2003
Net banking income	**1,045**	**870**	**-16.7%**
Operating expenses	(608)	(471)	-22.5%
Gross operating income	**437**	**399**	**-8.7%**
Risk-related costs	(312)	21	n.m.
Income from equity affiliates	0	36	n.m.
Net income on fixed assets	(5)	2	n.m.
Pre-tax ordinary income	**120**	**458**	**3.8x**
Exceptional items (excluding integration-related costs) and tax	(34)	(100)	2.9x
Net income before goodwill amortisation	**86**	**358**	**4.2x**
ROE (as a % of allocated capital)	**4.1%**	**14.9%**	

Financing activities held up well in tough conditions. **Net income** before goodwill and integration-related costs came to €358 million, up 4.2x from €86 million in first-half 2003.

Gross operating income fell by 8.7% and net banking income by 16.7%, although the fall in net banking income was limited to 10%* on a comparable consolidation and exchange rate basis (Calyon scope).

In a context of weak demand and falling margins, net banking income from structured finance was down on with first-half 2003, principally due to a lack of major new deals in project and aircraft finance despite sustained growth in ship finance and a robust performance in international trade finance. Revenues from customer relationships (syndications, leveraged finance, corporate finance) suffered from tighter demand and lending margins. The decrease in revenues from international commercial banking was chiefly due to the bank's policy of reducing its exposure to the USA. All in all, excluding exceptional transactions, revenues were down 5% on a comparable consolidation and exchange rate basis.

Operating costs were down 22.5%, and 6%* on a comparable consolidation and exchange rate basis (Calyon scope).

Risk-related costs improved dramatically, with a net reversal of €21 million during the first half, compared with a charge of €312 million in first-half 2003. Al Bank Al Saudi Al Fransi (BSF), which has been transferred to corporate & investment banking's financing activities, contributed €35 million in income from equity affiliates.

Capital markets and investment banking

(in millions of euros)	H1 2003 pro forma	H1 2004	Change 2004/2003
Net banking income	**1,413**	**1,086**	**-23.1%**
Operating expenses	(987)	(897)	-9.1%
Gross operating income	**426**	**189**	**-55.6%**
Risk-related costs	47	(36)	n.m.
Net income on fixed assets	0	39	n.m.
Pre-tax ordinary income	**473**	**192**	**-59.4%**
Exceptional items (excluding integration-related costs) and tax	(140)	(48)	-65.7%
Net income before goodwill amortisation	**333**	**144**	**-56.8%**
ROE (as a % of allocated capital)	**22.3%**	**10.0%**	

Capital markets and investment banking posted €144 million in net income before goodwill amortisation and integration-related costs, a decrease of 56.8% on first-half 2003.

Net banking income was down 23.1% to €1,086 million (23.2%* *on a comparable consolidation and exchange rate* basis, Calyon scope). Despite an improvement in the final two months, capital markets revenues were down on first-half 2003, partly due to exceptionally high 2003 comparatives in interest-rate and credit derivatives and partly to a significant contraction in equity derivatives business. In addition, stock borrowing and lending contracted substantially during the period, with the UK market being the principal point of focus following the abolition of tax credits in Italy and their reduction in France. By contrast, broking was up 46%, boosted by an increase in trading volumes in all markets, and particularly Japan.

Private equity made a limited contribution during the period. The UI group (Union d'Etudes et d'Investissements and IDIA), Crédit Agricole S.A.'s private equity arm, made investments of €82.6 million in the first half against €107.5 million the previous year, and divestments of €172.6 million against €61.6 million.

Restructuring of the private equity business will continue with the merger of Crédit Lyonnais' units (CLPEH, CLPE, CLCI and CLVC) into the UI Group. Restructuring will be completed by the end of the year.

Operating costs receded by 9.1% or 7.4%* on a comparable consolidation and exchange rate basis (Calyon scope). Risk-related costs amounted to €36 million, chiefly to cover certain listed investments held in the private equity book.

* unaudited data.

6. International retail banking

International retail banking made a much improved contribution to the Group's results. Before goodwill amortisation and integration-related costs, net income amounted to €156 million, a year-on-year increase of 40.5%.

International retail banking

(in millions of euros)	H1 2003 pro forma	H1 2004	Change 2004/2003
Net banking income	**187**	**186**	**-0.5%**
Operating expenses, depreciation and amortisation	(146)	(150)	+2.7%
Gross operating income	**41**	**36**	**-12.2%**
Risk-related costs	(20)	(13)	-35.0%
Income from equity affiliates	99	139	+40.4%
Net income on fixed assets	0	0	-
Pre-tax ordinary income	**120**	**162**	**+35.0%**
Corporate income tax	(9)	(6)	-33.3%
Net income before goodwill amortisation and integration-related costs	**111**	**156**	**+40.5%**
ROE (as a % of allocated capital)	**9.4%**	**13.6%**	

In the first half of 2004, income from equity affiliates amounted to €139 million, a year-on-year increase of 40.4%, despite the transfer of Al Bank Al Saudi Al Fransi to corporate & investment banking, which reduced income from equity affiliates by €35 million.

On a comparable scope, growth in income from equity affiliates doubled, driven by a strong improvement at **Banca Intesa**, which continued to implement its strategic plan announced in late 2002. Its contribution to net income before goodwill amortisation amounted to €108 million against €75 million in first-half 2003.

7. Proprietary asset management and other

This business line incurred a net loss before goodwill amortisation and integration-related costs of €217 million against €298 million in first-half 2003.

Proprietary asset management and other

(in millions of euros)	H1 2003 pro forma	H1 2004	Change 2004/2003
Net banking income	**(309)**	**(122)**	**-60.5%**
Operating expenses	(204)	(230)	+12.7%
Gross operating income	**(513)**	**(352)**	**-31.4%**
Risk-related costs	14	(26)	n.m.
Income from equity affiliates	14	(3)	n.m.
Net income on fixed assets	(84)	3	n.m.
Pre-tax ordinary income	**(569)**	**(378)**	**-33.6%**
Exceptional items (excluding integration-related costs), tax and FGBR	271	161	-40.6%
Net income before goodwill amortisation	**(298)**	**(217)**	**-27.2%**

Net banking income was boosted by the positive impact of a financial market upturn on the bank's equity portfolios. In the first half of 2004, it included a net provision reversal of €16 million on portfolio securities, versus a charge of €152 million in the year-earlier period, boosting net banking income by €168 million year-on-year.

On the other hand, net banking income included a slight increase in financing costs (up €15 million) resulting mainly from the acquisition of a further 29% stake in Finaref (14.5% in December 2003 and 14.5% in March 2004).

In addition, following the transfer of Crédit Lyonnais' corporate & investment banking business to CAI (now Calyon), some residual activities (contract run offs, correspondent banking) were transferred to proprietary asset management and other. The impact on gross operating income was almost zero, with net banking income and operating expenses both rising by around €50 million.

Operating expenses were therefore up by 12.7%, including the impact of group restructuring following the integration of Crédit Lyonnais.

Net income on fixed assets was up €87 million on first-half 2003, which suffered a charge to impairment provisions on unconsolidated investments.

Crédit Agricole S.A. consolidated balance sheet

At 30 June 2004, the Group had total assets of €812.4 billion against €786 billion at 31 December 2003, representing an increase of more than €26 billion or 3.4%.

The deconsolidation of Banque Libano-Française SAL as of 30 June 2004 led to a €2.8 billion reduction in total assets compared with 31 December 2003, but this was offset by the positive impact of a slight rise in the key currencies against the euro during the first half (USD +3.9%, GBP +5%, JPY +2%, CHF +2.2%). All in all, total assets rose by €26.2 billion or 3.3% on a comparable consolidation and exchange rate basis.

Customer transactions

Customer loans outstanding (including lease finance), net of provisions, amounted to €168.6 billion at 30 June 2004, up €7.1 billion during the period, driven chiefly by a dynamic performance in the Sofinco group's consumer finance business (up €1.7 billion) and the Crédit Lyonnais network (up €1.6 billion). Calyon's customer loans rose by €3.4 billion including €1.2 billion in repo operations.

The Group's internal operations, which comprise time accounts and advances to the Regional Banks, increased by €4.5 billion during the period, to €162.1 billion. The components of this item reflect the financing mechanisms between Crédit Agricole S.A. and the Regional Banks. Their increase mirrors the robust growth in the Regional Banks' deposits and lending volumes.

On the liabilities side, **customer accounts** totalled €289.4 billion, a decrease of €8.4 billion during the first half, due to a €9.5 billion contraction in Calyon's repo operations. By contrast, special regulated savings accounts grew by €3.4 billion over the first six months, driven by excellent inflows at both the Regional Banks (up 5.1% year-on-year) and the Crédit Lyonnais network. Under the Crédit Agricole Group's internal financing mechanisms, savings accounts gathered by the Regional Banks are centralised on Crédit Agricole S.A.'s balance sheet, and totalled over €150 billion at 30 June 2004.

Meanwhile, **debts represented by a security** expanded by €13.9 billion during the first half to reach €104.4 billion at 30 June 2004. In view of market yields, the Group increased its recourse to negotiable debt securities by €19.3 billion, but reduced its interbank securities by €4.3 billion and its bond issues to €22.0 billion against €23.2 billion at end-2003.

Securities

Investments in trading, available-for-sale, held-to-maturity and portfolio securities amounted to €72.3 billion at end-June 2004, a decrease of €5.7 billion on end-December 2003, principally due to a €5.8 billion reduction in bond investments.

Insurance company investments rose by €4.1 billion during the first half, to €131.4 billion, driven by growth in business at both Pacifica and Predica. On the liabilities side, technical reserves totalled €129.5 billion, an increase of €6.5 billion on end-December 2003.

Capital

Shareholders' equity, Group share (including net income for the year) stood at €24.2 billion at 30 June 2004, an increase of 2.5% on end-December 2003. The growth stemmed mainly from first-half net income (€1,075 million), less dividends paid in respect of 2003 (€801 million).

Total capital (shareholders' equity, FGBR, subordinated debt and similar) amounted to €48.4 billion, a slight decrease of €262 million in the first half. The change came principally from a decrease in subordinated debt of almost €600 million and a €190 million decrease in minority interests following the acquisition of a further 14.5% of Finaref and the divestment of Financière Lapérouse.

After deducting minority interests of €4.3 billion, the Group's share in total capital amounted to €44.1 billion.

Meanwhile, **long-term assets** (unconsolidated investments plus other fixed assets) remained broadly stable over the first half of 2004, at around €22 billion. Goodwill rose by €38 million to €9.7 billion following the acquisition of Dan'Aktiv and the final Finaref tranche, after deducting the first-half amortisation charge.

Prudential ratios

International solvency ratio

(in millions of euros)	30/06/2003	31/12/2003	30/06/2004
Risks			
Credit risk	**197,166**	**189,976**	**191,982**
Market risk	**21,816**	**22,531**	**22,186**
• Interest rate risk	14,913	15,352	15,999
• Equity risk	2,857	3,077	2,329
• Exchange rate risk	1,669	1,444	1,326
• Commodity risk	84	101	32
• Risks calculated using internal models	2,293	2,556	2,502
Total weighted risks	**218,982**	**212,507**	**214,168**
Available capital			
Tier 1	16,442	16,883	17,579
Tier 2	14,072	15,043	14,340
Tier 3	1,231	1,118	947
Deductions	13,748	14,007	14,442
Total available capital	**17,997**	**19,037**	**18,424**
Tier 1 solvency ratio	**7.5%**	**7.9%**	**8.2%**
Total solvency ratio	**8.2%**	**8.9%**	**8.6%**

The total solvency ratio was 8.6% at 30 June 2004, versus 8.9% at 31 December 2003 and the Tier 1 ratio 8.2% versus 7.9%.

Trends in the various components of the ratio are as follows:

- Weighted risks were virtually flat, rising by 0.8% to €214.2 billion;
- Tier 1 capital rose by €696 million or 4.1%, fuelled by first-half net income less the €74 million reduction in minority interests;
- Tier 2 capital decreased by €703 million or 4.6%, due to repayments;
- Tier 3 capital decreased by €171 million, also due to repayments;
- Deductions increased by 3.1% to €435 million, principally due to changes in value of equity affiliates (€417 million including €233 million for the Regional Banks).

Crédit Agricole S.A. parent company financial statements

At 30 June 2004, Crédit Agricole S.A. (parent company) posted **net banking income** of €1,560 million, an increase of €560 million or 55.8% compared with first-half 2003.

Dividends from subsidiaries and affiliates rose by over €650 million year-on-year, from €1,320 million to €1,975 million, driven chiefly by the acquisition during 2003 of Crédit Lyonnais and Finaref (a rise of €257 million to €516 million), the distribution of Intesa treasury shares in the form of a scrip dividend and, more generally, the excellent results of subsidiaries and Regional Banks during 2003.

However, the cost of financing the capital shortfall (including the home-purchase savings scheme FGBR), as a result of investing in the Regional Banks, Finaref and above all Crédit Lyonnais, amounted to €560 million at 30 June 2004 against €310 million one year earlier, which only included fifteen days of financing for Crédit Lyonnais.

Revenues from available-for-sale and portfolio securities returned to a more normal level, after €140 million in impairment provisions against portfolio securities during the first half of 2003.

The savings/advances margin remained excellent following the introduction on 1 January 2004 of new internal financing rules within the Crédit Agricole Group, based on market rates.

Operating expenses held steady at €184 million. Personnel costs, including employee incentive and profit-sharing schemes, fell by more than 3% year-on-year.

Given trends in net banking income and **operating expenses, gross operating income** rose by 68.4% to €1,376 million versus €817 million in first-half 2003.

Risk-related costs totalled €47 million following a prudent provisioning approach towards two underlying risks. In terms of internal risk on home-purchase savings schemes, €10 million in provisions were automatically reversed due to a decrease in the observed loss rate.

Integration-related costs totalled €56 million, mostly comprising business organisation consultancy fees and relocation costs. They will contribute to creating synergies, which are expected to generate additional annual revenues of €770 million in 2006 for the Group as a whole.

Tax gains booked in the parent company accounts amounted to €276 million versus €172 million in first-half 2003. These gains are due to the group tax relief mechanism, which enables the company to offset any tax losses against the taxes owed by its subsidiaries in the tax group.

A net reversal of €56 million was made from the **FGBR**. The portion concerning interest rate risks on home-purchase savings schemes was due to the gap between expected market interest rates and the rate paid on the home-purchase savings plans and accounts which finance the corresponding loans.

All in all, Crédit Agricole S.A. (parent company) reported **net income** of €1,619 million versus €1,042 million in first-half 2003, a year-on-year increase of €577 million or a 55.4%.

Recent developments and outlook

Progress of the changeover to IAS/IFRS accounting standards

In late 2002, the Crédit Agricole Group started work to apply IAS/IFRS accounting standards to its consolidated financial statements. This work is continuing, and the Group is implementing the standards in a gradual and pragmatic manner in 2004.

As part of this work, Crédit Agricole is drawing up proforma financial statements in 2004. These proforma statements will not be finalised until 2005, for the following reasons:

- The European Union will not adopt the definitive version of certain standards until the end of 2004.
- IT systems are being adjusted in 2004. This will allow Crédit Agricole to hone and gradually to increase the reliability of the opening balance sheet and the quarterly figures that will be used for comparison purposes in 2005 publications.

Recent developments

Creation of a major European player in asset management with international reach: Crédit Agricole Asset Management - (press release of 1 July 2004)

Crédit Agricole's new asset management company, resulting from the combination of CA-AM and CLAM, has been approved by the French financial market authorities (Autorité des Marchés Financiers or AMF). This completes another stage in the Crédit Agricole Group's integration process, in accordance with its original plan.

The new unit has been named Crédit Agricole Asset Management, in order to capitalise on its membership of the Crédit Agricole Group and the high profile that the brand has developed internationally.

Since Crédit Agricole's Regional Banks and Crédit Lyonnais' branch network are retaining their own commercial policy, the brands under which they offer collective asset management products and services will remain in force.

This operation gives rise to a major European player with international reach. Crédit Agricole Assset Management now ranks among Europe's top 10 players in asset management, and has nine local management centres worldwide. In France, the new unit ranks number one in collective asset management[1] and number two in employee savings[2].

Crédit Agricole Asset Management is Crédit Agricole's core asset management business. It houses all the main asset classes (equities, bonds and money market), along with a leading structured management unit. As part of its multi-specialist approach, the asset management business offers specialist skills within dedicated entities, covering a broad range of market segments (alternative management and multi-management, quantitative management, socially responsible investment etc.).

At end-March 2004, the new-look Crédit Agricole Asset Management had €282.3 billion of assets under management[3]. In its asset management business as a whole, Crédit Agricole had assets under management of €311.4 billion at the same date.

The new unit now benefits from the combined and complementary strengths of two leading players, and has the following strategic priorities:

- In France, the aim is to maintain growth among individual customers, particularly high-net-worth individuals, through Crédit Agricole's Regional Banks and the Crédit Lyonnais retail network. In the institutional investor and corporate market, the unit intends to consolidate its position by meeting demanding quality standards in terms of both asset management and related services. Given that a huge retirement savings market is now opening up, the unit aims to make employee savings a priority area of expansion.
- The international business provides a natural source of future growth. Outside France, the aim is to win market share via the existing network.

Crédit Agricole Asset Management will look for further developments, particularly in Europe and Asia, due to the vast potential of these two continents. It plans to do this by targeting institutional investors and local distributors and by entering into joint venture agreements.

(1) Source: Europerformance, Monthly report, March 2004.
(2) Source: AFG, 31/12/2003.
(3) Total assets under management at CA-AM and CLAM at 31 March 2004: mutual funds (restated for master and feeder funds), dedicated funds and mandates.

Combination of CPR Asset Management and ABF Capital Management (press release of 5 July 2004)

On 2 July 2004, ABF Capital Management and CPR Asset Management held shareholders' meetings in which shareholders approved the combination of the two companies. The merged company has been named CPR Asset Management.

After this operation, CPR Asset Management houses all the quantitative asset management resources of Crédit Agricole S.A.'s asset management business, and manages €15.1 billion of assets, mainly on behalf of institutional investors and financial distributors.

This combination forms part of the broader integration of Crédit Agricole S.A. and Crédit Lyonnais. It brings together two specialist units with complementary skills and customer bases, each with 15 years of experience in third-party asset management.

Following this merger, CPR Asset Management offers investors a broader range of products and services, particularly in equity-based quantitative asset management, in which it has a substantial market presence.

In April 2004, Fitch Ratings confirmed its AM2- rating on CPR Asset Management.

Since the end of 2001, Jean-Yves Colin, Deputy Chief Executive of Segespar, has been Chairman of CPR Asset management. Pierre Simonet is Chief Executive Officer and a member of the board.

Presentation of the Crédit Lyonnais business plan (press release of 6 July 2004)

The business plan for Crédit Lyonnais SA was presented to the Central Works Council on 6 July 2004. It aims to build a unique banking business model, which is highly differentiated from its national multi-business and regional mutual competitors. The goal is to make Crédit Lyonnais the best national banking network in France. Its growth and development will be underpinned by its new status: that of autonomous company within a decentralised, international, financially powerful banking group, with a strategy focusing on the long-term.

The business plan sets ambitious targets, commensurate with the challenges at stake, including sustained growth in net banking income with a minimum of 3% a year and a target of 4%, together with tight control over costs. The combined effect of these two factors will drive the cost-to-income ratio down to 65% by 2007/2008. Growth will also be supported by a new plan to open 150 branches.

The Executive Committee has set out in detail the levers for change in all markets - personal, small business and corporate - to improve the bank's ability to attract new customers and make customer satisfaction a key performance criterion. It also announced that the distribution of insurance and investment products would form a second core business.

The business plan is based on:

- simplifying structures and operating methods;
- organising services by key customer processes to respond better to customer expectations and improve the quality of service;
- structuring the support functions (human resources, finance, risk management, logistics, etc.) on two levels only: central services and operating departments;
- simplifying and sharing investment in information systems and management tools;
- adapting the management system with higher delegated authorities at local level and greater empowerment of managers and employees.

In terms of employment policy, the focus will remain on commitments already made: no forced redundancies, priority on internal mobility, productivity gains from 2,400 job losses over four years through natural departures, and a new early retirement agreement. Lastly, Crédit Lyonnais will continue to recruit new staff in the commercial functions to support the bank's future growth.

Predica - UAF merger (press release of 13 July 2004)

As part of its ongoing merger process, Crédit Agricole S.A. has recently created a Life Insurance segment by merging its Predica and UAF insurance subsidiaries on 30 June. The operation was approved by the *Comité des Entreprises Assurances*.

The Crédit Agricole Group has decided to name the merged company Predica, capitalising on the strength of the Predica brand name. Crédit Agricole's Regional Banks and the Crédit Lyonnais network will maintain their own commercial policies.

The merger with UAF strengthens Predica's position as France's leading bancassurance company and second-largest life insurance player, which it has held for several years. The merged company is a leading player in the French life insurance market, with the following key figures (at end-2003):

- €15bn of premium income,
- €118bn of assets under management,
- 12m policies,
- 5.5m policyholders.

The merged company is a 100%-owned subsidiary of Crédit Agricole S.A. The link-up extends Predica's range of business activities, and in particular strengthens its distribution capacity by increasing the number of distribution networks: Crédit Agricole's Regional Banks, BGPI, Crédit Lyonnais, La Médicale de France and UAF Patrimoine. This gives Predica new ways of developing its life insurance products (life investment plans, retirement savings and benefit plans) in its various markets.

As part of the merger, La Médicale de France has become a 100%-owned subsidiary of Predica. La Médicale de France has a strong presence in the medical insurance market, with

a penetration rate of 33% across all business areas and almost 120,000 policyholders.

The merger also gives Predica a new commercial brand in the form of UAF Patrimoine, which was set up by UAF in 2000. UAF Patrimoine provides a life insurance engineering service to high-net-worth customers through a network of independent wealth management advisers.

La Médicale de France and UAF Patrimoine will remain autonomous brands.

An important stage of the merger was completed in late June with the geographical merger between the two units' teams. The company now has 750 staff based in four Paris sites, of which three are in the 15th *arrondissement*.

The new organisation is now entering its operational implementation phase.

For the Crédit Agricole group, the merger between Predica and UAF bolsters its growth prospects in the life insurance market. The excellent fit between the various networks will enable Predica to diversify its product offering.

The merger creates genuine development opportunities, arising from cross-fertilisation between the two companies' expertise in business areas such as life and savings, whole life insurance, retirement savings (particularly PERP popular retirement savings plans), long-term care insurance, insurance for businesses and professionals and international activities.

The merger will also allow business support processes and tools to be applied across a larger base, boosting productivity and profitability.

Euler Hermes and Crédit Agricole (press release of 28 July 2004)

Euler Hermes and Credit Agricole are studying the purchase by Credit Agricole of Euler Hermes' participation in Eurofactor.

Those discussions are a consequence of the take over of Credit Lyonnais by Credit Agricole which has led Credit Agricole to wish to develop specific projects in factoring business and which has led Euler Hermes to envisage an evolution of Eurofactor's shareholding given the quality of its relationships with the Credit Agricole group.

The parties envisage to continue their fruitful relationships in factoring and credit insurance business, in France as well as in the other countries where Eurofactor is established (UK, Belgium, Germany, Spain and Portugal).

The parties envisage to finalise an agreement by the end of the year, based on a valuation of Eurofactor at about €385 million. This potential agreement would be subject to the approval of the regulatory authorities and to the opinion of the relevant worker councils.

Eurofactor is one of the European leaders in factoring business with a factored turnover of €21 billion in 2003, out of which 65% are made in France. Euler Hermes and Credit Agricole own together, directly and indirectly and at parity, 98.2% of Eurofactor and CCF owns 1.8%.

Calyon sells a 42% stake in Banque Libano-Française S.A.L. (press release of 30 July 2004)

In June 2004, Crédit Agricole S.A. reached an agreement with Mr Farid Raphaël concerning the sale of Calyon's 51% stake in Banque Libano-Française S.A.L.

After obtaining the approval of Banque du Liban (Lebanon's central bank), Calyon confirms that it has today sold a 42% stake in Banque Libano-Française S.A.L. to Mr Farid Raphaël. Calyon also has an option to sell the remainder of its stake, i.e. 9%, between now and July 2009.

From 30 July 2004, Calyon will retain close correspondent banking relations with Banque Libano-Française S.A.L., but will no longer be responsible for the bank's management.

Outlook

In the USA, continuing downward pressure on production costs by companies have seriously hampered wage growth, and this ended up affecting consumer spending in the second quarter of 2004. Weak employment figures in June and July, along with limited growth in hours worked, are reducing potential consumption. External stimulus effects are becoming weaker, and the resulting boost to investment is unlikely to last beyond the end of the year. As a result, the Fed is likely to raise interest rates only gradually, to 2% by the end of 2004 and 3% by end-2005. The bond market has reacted quickly to the economic slowdown, and long yields fell to 4.2% in August. Yields are likely to return to normal (4.6-5.0%) towards the end of the year.

In the eurozone, a gradual recovery remains the central scenario. Exports are on a clear uptrend, driven by the buoyant world economy and an upturn in intra-eurozone trade. Business investment is starting to respond to the gradual improvement in companies' financial positions, particularly in France, although it will continue to rise at a slower pace than in previous recoveries. The labour market is expected to improve in the second half of 2004, albeit modestly, and this should underpin consumer spending. However, other factors, like weak wage growth, the limited scope for a fall in

the savings rate and the prospect of inflation remaining above 2% - particularly if oil prices remain high - will have a negative impact. Overall, the recovery remains modest, and unless secondary effects have an impact on inflation, the ECB is likely to leave rates on hold for an extended period. The yield curve is likely to steepen further with an increase in long yields, which are expected to rise to 4.6% in France at the end of the year.

In France, this rise in interest rates should lead to a slow-down in lending to consumers, particularly home loans. On the other hand, lending to businesses is likely to recover after a very poor 2003, due to the acceleration in activity. Consumer investment flows should suffer somewhat from the lower savings rate, and there is likely to be a gradual shift from liquid savings back towards long-term savings, with life insurance (including PERP popular retirement savings plans) remaining the main beneficiary.

Internal control

The reorganisation of Crédit Agricole S.A.'s central divisions following the integration of Crédit Lyonnais and Finaref has resulted in the confirmation of the role played by Group Control and Audit, which reports directly to Crédit Agricole S.A.'s Chief Executive Officer. Group Control and Audit's structure now features three distinct functions: Control and Audit, Internal Control Management and Financial Security.

Firstly, the reorganisation has confirmed the Control and Audit function's duties as regards carrying out onsite audits of all Crédit Agricole Group entities and managing the Calyon and Crédit Agricole S.A. (retail banking) control and audit units, along with the control and audit units of other Crédit Agricole S.A. subsidiaries.

The new organisation is being accompanied by increased resources allocated to management of subsidiary audit units, supervision of internal control and audit assignments (IT and accounting audits) and the support and methodology functions. The increase in the number of control and audit staff is partly taking place through the transfer of teams from Crédit Lyonnais' control and audit unit.

Secondly, within the new Group, Crédit Agricole's internal control system is being managed by a central unit reporting to the head of internal control at Crédit Agricole S.A., who is the director of Group Control and Audit, and has functional relations with the internal control officers at other entities.

In the first half of 2004, the central department distributed recommendations and instructions needed to take into account the legal and regulatory changes as regards internal control (French financial security act of 1 August 2003, CRBF regulation 2004-02 concerning activity continuity plans etc.) to the various Group entities. These were aimed particularly at the Regional Banks, in accordance with the duties delegated to the lead institution.

As part of the FIDES enhanced programme concerning compliance with French and international laws and regulations implemented under the authority of Crédit Agricole S.A.'s General Secretary, Group Control and Audit ensured that these new organisational aspects were properly integrated within the Group's internal control system in the first half of 2004.

Finally, the deployment of the Financial Security function – in charge of the prevention of money laundering, prevention of terrorist financing and management of embargoes and asset freezes – continued, with the creation of a Financial Security unit within Group Control and Audit, reporting to the Crédit Agricole S.A. group's Internal Control Officer.

These additional resources resulted in particular from the implementation of the FIDES programme, which includes tougher know-your-customer (KYC) and customer identification requirements and tougher requirements as regards entering into relations with clients. They have been accompanied by increased co-ordination of actions carried out in the Group's various units.

Ethical compliance

In the first half of 2004, the Compliance department helped finalise the Enhanced Compliance Control Programme required by France's Commission Bancaire and by the US Federal Reserve.

A plan to implement the actions needed to meet the requirements of the Commission Bancaire's decision of 24 July 2003 was presented to the Commission Bancaire on 9 January 2004.

The organisational and procedural measures arising from the implementation of this Enhanced Compliance Control Programme and taken in the first half of 2004 are contained mainly within Group Procedure Memos, which were distributed within the Crédit Agricole S.A. Group on 2 July 2004.

Organisational measures consist of creating world business lines for the Compliance, Financial Security and Legal Affairs functions, which together form the Group Compliance Division, and increasing their human resources.

The main procedures concern the running of the Compliance Management Committee, the process of entering into relations with clients and client information duties, the process for approving new products and activities, operational terms for investment or divestiture activities and the obligatory reporting of breaches of laws and regulations.

The principles defined by Crédit Agricole S.A. must be applied within the subsidiaries falling within the scope of Crédit Agricole S.A.'s internal control, with the priority going to Calyon's investment banking businesses.

Compliance in the USA

Following the Joint Order issued by the Commission Bancaire and the Federal Reserve Board on 8 January 2004, and in line with measures presented to the Commission Bancaire, a plan concerning compliance with US laws and regulations was presented to the Fed, and was jointly approved by the Fed and the Commission Bancaire on 27 July 2004. Detailed procedures and directives by business line must be presented to the supervisory authorities within 60 days.

Asset and liability management

Global interest rate risk

The initiative to make the Group's Finance function a separate business line since the merger with Crédit Lyonnais led to the following developments in the first half of 2004.

- A series of meetings between Calyon and Crédit Lyonnais' finance directors and asset/liability management officers were held to harmonise management conventions.
- The Crédit Agricole S.A. Group's asset/liability management committee adopted the principle of the Group finance department taking part in subsidiaries' asset/liability management committees.

On 1 January 2004, the reform of internal financial relations came into force as expected. This requires that Regional Banks refinance their advances globally with Crédit Agricole S.A., instead of on a loan-by-loan basis as before. It also requires the gradual introduction of a system under which Crédit Agricole S.A. remunerates the Regional Banks for savings in a centralised manner, based on a variable commission that depends on the reinvestment margin effectively received by Crédit Agricole S.A.

General interest rate risk

In the first half of 2004, initiatives to harmonise methods for modelling interest rate risk on savings were maintained alongside Crédit Lyonnais. This led to the adoption of common models for all regulated savings products (CSL , Codevi , CEL etc.).

At 31 March 2004, the risk of loss for 2004 (including Crédit Lyonnais positions) in the event of an adverse 1% movement in interest rates represented less than 1% of prudential capital.

At 31 March 2004, the cumulative, undiscounted risk of loss for the next ten years (including Crédit Lyonnais positions) in the event of an adverse 1% movement in interest rates represented less than 10% of prudential capital.

Liquidity risk

At end-June 2004, the liquidity ratio was 109.4% as opposed to 129% at end-2003.

Crédit Agricole S.A. increased its borrowing capacity by raising the ceiling on its Euro Medium Term Notes (EMTN) programme from $15 billion to $20 billion, in order to take into account Crédit Lyonnais' disappearance as an issuer in the financial markets. In the first half of 2004, Crédit Agricole S.A. borrowed €1.7 billion from Regional Bank clients in the form of bonds and €2.3 billion through its EMTN programme.

In terms of liquidity management, the integration of Crédit Lyonnais (after the transfer of BFI to Calyon) was completed in the first half, in accordance with the Group's liquidity management principles. After the transfer, all of Crédit Lyonnais' surplus liquidity was fully re-lent to Crédit Agricole S.A.'s Treasury department, enabling it to continue managing the Crédit Agricole S.A. Group's overall liquidity.

Management of counterparty, market and operational risks

In the first half of 2004, the Group maintained its plan of action to harmonise steering structures, risk measurement methods and information systems, and to unify the management of cross-discipline projects, particularly the Basle II project.

The Group's risk management organisation

The Group Risk Management Department (GRMD) supervises market, counterparty and operational risks, in conjunction with the various subsidiaries.

It has been reorganised around the Group's three sections, each of which are overseen by a senior risk management officer: Crédit Agricole S.A. (together with fully-controlled subsidiaries except Calyon, and equity affiliates), Calyon and the Regional Banks.

The risk management officers of subsidiaries other than Calyon report to the CEO of the subsidiary in hierarchical terms, and to the senior risk management officer for Crédit Agricole S.A. and subsidiaries other than Calyon in functional terms.

This senior risk management officer is also responsible for co-ordinating all cross-discipline matters (standards, ratings, third parties etc.) in conjunction with Calyon's risk management officer and the risk management officer in charge of the Regional Banks.

Risk monitoring procedures within Crédit Agricole S.A. and its subsidiaries

Each subsidiary and business line must set its risk strategy - which defines the framework for the development of its activities - in conjunction with the Group Risk Management Department (GRMD), and have its strategy validated by the Group Risk Management Committee.

In the first half of 2004, risk strategies for lending activities were validated for certain business lines (Consumer Credit and Factoring), for major Calyon businesses (Energy, Aerospace, Shipping) and for certain countries.

The Basle II project

Following the Crédit Lyonnais acquisition, the Basle II project has been reorganised, and a structure focusing on the Crédit Agricole S.A. Group was set up in late 2003. Monthly co-ordination meetings and quarterly steering meetings have been introduced, bringing together representatives from the Group Risk Management Department – in charge of ensuring the overall co-ordination of the project – and each subsidiary's Basle II officer, in charge of implementing the project within their area of responsibility. Work is based around three subjects: credit risk/methodology, credit risk/IT systems and operational risk.

The project's progress within each subsidiary has been assessed, and common Group standards have been defined. In particular, Crédit Agricole S.A.'s RICOS system for customer and exposure consolidation management has been adopted throughout the entire Group. Each subsidiary has set a target in terms of methodology and the timetable for validation, supported by a detailed task timetable that has yet to be defined.

In the Regional Banks section, the deployment of Basle II methods and tools is subject to very strict monthly monitoring. A review was carried out into how Regional Banks are using the internal rating systems set up as part of the Basle II project. In June 2004, this led to the following projects being launched, which are national priorities:

- Pre-allocation and ratings for the granting of home loans and consumer credit, along with any financing intended for farmer and professional clients.
- Implementation of a financing decision-making tool in the business market, with RAROC simulation.
- Methods for processing current accounts in debit (automatic processing of suspense items).

Integration process

In the Corporate and Investment Banking segment, customer systems have been merged, and customer and group ratings harmonised.

Methodological convergence initiatives were validated by the Standards Committee. In particular, a Simplified Common Method for calculating internal capital was defined and implemented.

Individual risk provisioning policies were harmonised.

Changes in subsidiaries' scope of activity

In the first half of 2004, movements took place within the Crédit Agricole S.A. Group following the transfer of assets from Crédit Lyonnais' BFI unit to CAI on 29 April, effective retroactively from 1 January.

An initial €143 billion batch of assets was transferred to the newly-created entity Calyon, resulting from the merger between CAI and Crédit Lyonnais' BFI unit.

A second €18.67 billion batch of risk exposure, after taking into account CLO (collateralised loan obligation) coverage and provisions, remained on Crédit Lyonnais' books at 30 June 2004, but was covered by a Calyon guarantee.

Calyon is overseeing the risks relating to these two batches of assets.

Sofinco and Finalion were combined.
Lixxbail and CBIF were transferred to the Ucabail holding company, which ensures unified management of risk procedures (decision-making, monitoring, provisioning etc.) for the leasing business.
The disposal of BLF caused BLF to be removed from the risk monitoring system.

Counterparty risks

Monitoring major counterparty risks

The total consolidated commitments of Crédit Agricole S.A. and all its subsidiaries are monitored by counterparty and by group of related counterparties.

At 30 June 2004, total on- and off-balance sheet risks relating to the ten largest groups amounted to €20.7 billion (based on management reports, including risks stated gross, before any guarantees on lending, securities and market transactions). This represents a 15% fall relative to December 2003, resulting from the strategy of reducing concentration risk.

At the Regional Banks, major counterparty risks are monitored mainly via the Foncaris subsidiary. At 30 June 2004, Foncaris guaranteed 50% of the Regional Banks' €6.6 billion of exposure to major counterparties. As a result, commitments at this date totalled €3.3 billion. Foncaris' exposure to its ten largest counterparties represented 34.8% of its total commitments.

Provisioning policy and risk coverage

Crédit Agricole S.A.'s consolidated cost of credit risk improved substantially, coming in at 39 basis points of Cooke weighted assets (excluding market risks) in the first half of 2004, versus 62 basis points in 2003.

This significant improvement was mainly due to a very strong position with respect to business customers (Calyon, Crédit Lyonnais-DMEF, Foncaris, factoring).

Market risks

Market risk measurement and management methodology

In the first half of 2004, a great deal of work was done to prepare and implement the partial transfer of assets from Crédit Lyonnais' BFI unit and from CAI Cheuvreux to Calyon. Activities were gradually moved over to a single IT system: the Crédit Lyonnais system was chosen, since it had been validated by the Commission Bancaire in 2002. Eventually, this will allow the harmonisation of market risk measurement methods. Since May 2004, consolidated VaR figures have been available for many product lines within Calyon. The Crédit Agricole S.A. Group uses a confidence level of 99% and a time frame of 1 day, and uses one year of historical data. The methods used vary according to the product:

- historical VaR for all derivative products (including credit derivatives but excluding commodities);
- parametric and historical VaR for linear interest rate and foreign exchange products;
- Monte Carlo VaR for commodities.

VaR on Calyon's capital markets activities was as follows:

Breakdown of VaR (99%, 1 day) between 03/05/04 and 30/06/04*

(In millions of euros)	Minimum	Maximum	Average	30/06/04
Treasury	3	6	5	3
ICC (interest, currency and commodities)	18	27	23	23
Lending	7	11	9	10
Equities	6	21	17	6
Total	**22**	**47**	**39**	**25**

* Since the creation of Calyon

The Crédit Agricole S.A. group's total VaR, including residual market risks generated by some small Crédit Agricole S.A. subsidiaries, and obtained by adding together the various individual VaR figures, stood at €31 million at 30 June 2004 (including €25 million for Calyon alone).

Similarly, stress scenario methods were standardised within Calyon in the first half of 2004. At end-June 2004, the most significant scenarios gave the following results.

Stress scenarios at 25/06/04		Stress scenario assumptions		
		Interest rates and currencies	Equities	Commodities
+€68 million	**All product lines**	**Geopolitical uncertainty scenario**		
		Lower interest rates, higher volatility and wider issuer spreads. Rise in the USD and higher volatility	Fall in the market, higher volatility	Higher oil prices and higher volatility
+€11 million	**All product lines**	**Economic recovery expectations scenario**		
		Flattening of the yield curve, tighter issuer spreads. Rise in the USD and higher volatility	Rise in the market	Higher oil prices

Operational risks

In the first half of 2004, the main event was the integration of Crédit Agricole S.A. and Crédit Lyonnais. Against this background, the Crédit Agricole S.A. Group continued setting up its qualitative and quantitative system for identifying, evaluating, preventing and monitoring operational risks, defined as part of the Basle II project.

This operational risk management system brings together best practice at both Crédit Agricole and Crédit Lyonnais. It consists of the following components, which are shared by the whole group.

- Organisation of the operational risk management unit: supervision of the system by general management[1], the role of the risk management department and the responsibilities of subsidiaries and business lines.
- Identification and qualitative assessment of risks using mapping techniques, along with indicators that allow the monitoring of the most sensitive procedures.
- Collection of operating losses and transmission of early warnings for significant incidents, with consolidation within a database that allows cost of risk measurement and monitoring.
- Calculation and allocation of economic capital to operational risks at the consolidated and subsidiary level.
- Periodical delivery of operational risk indicators at the subsidiary level, along with a Group summary.

This system is applied to each Group entity according to the subsidiarity principle[2]

(1) Via the operational risk committee or the operational risk section of the internal control committee.
(2) Depending in particular on the entity's business lines, its scale and its geographical network (French/international).

Crédit Agricole S.A Group

For the main Crédit Agricole S.A. subsidiaries, the aim is for the advanced approach to gain Commission Bancaire accreditation by the end of 2007 at the latest, when the advanced approach will come into force in accordance with the timetable stated in the final Basle II document. Operational risks are being mapped as organisations are integrated, taking into account the enhanced compliance programme, particularly with respect to Calyon.

Operational risk cost management was extended and/or improved within the Crédit Agricole S.A. Group in the first half of 2004. Work to compile an inventory of operational losses began at Sofinco, while collection of operational losses at CAAM-CLAM and Calyon was unified (with the inclusion of each unit's historical pre-merger losses), and the Olimpia intranet database was brought onstream for Crédit Lyonnais' retail banking business (also used by Calyon).

In the first quarter of 2004, these four subsidiaries started producing quarterly indicators showing the main events and developments affecting their operational risks, with the assistance of Crédit Agricole S.A.'s Group Risk Management Department and operational risks department. Overall, these indicators confirm most of the main sources of risk identified during the mapping process: internal and external fraud, inadequate compliance with regulatory obligations and good commercial practice, and process management (particularly relating to capital markets operations and payment methods).

Regional Banks

The advanced approach has also been adopted as the end-2007 target for the Regional Banks.

A unit dedicated to steering the Basle II Operational Risks project within the Regional Banks was set up by Crédit Agricole S.A. in 2002. Since late 2003, this unit has directed the deployment of the operational risk management system within the 43 Regional Banks, and within some of their subsidiaries. The main objectives for each of these entities are as follows:

- by end-2004: to map risks and to define action plans to manage the main risks identified;
- to compile a standardised inventory of 'vital' processes to be used in the event of a business interruption (initialisation of the activity continuity plan, in response to CRBF regulation 2004-02);
- as of end-2004: to start compiling an inventory of incidents and losses.

All this work is based on common systems, methods and tools developed at Crédit Agricole S.A. and provided to the Regional Banks through specific training initiatives.

At end-June 2004, 35 Regional Banks and 2 of their subsidiaries had started mapping risks. 14 of them had already completed their risk maps and had started using them (defining key monitoring indicators, strengthening or reallocating control resources, updating or setting up activity continuity plans for 'vital' processes, examining coverage of main risks through insurance policies[3] etc.).

(3) A working party has been set up to look at insurance, and to examine whether existing policies are appropriate for the main risks in the national system. The working party intends to complete its work by the end of 2004, and is covering all the Regional Banks.

Legal risks

Litigation and exceptional events

The main legal and tax proceedings involving Crédit Agricole S.A. Group entities are itemised in:

- the Crédit Agricole S.A. shelf-registration document R 04-073 registered by the Autorité des Marchés Financiers on 4 May 2004;
- the Crédit Lyonnais shelf-registration document D 03-0389 filed with the Commission des Opérations de Bourse on 7 April 2003.

Crédit Agricole S.A. and Crédit Lyonnais, together with the Groupement des Cartes Bancaires bank card association and seven other banks, have received notice of complaint from the European Commission's Competition Directorate-General, as part of a procedure relating particularly to the 'mechanism for regulating the buying function' of bank cards. The Commission has stated that it has considered requiring the parties to cease committing the offences in question, and fining them for violation of article 81 of the EC treaty.

On 5 July 2004, a liability action was initiated against Calyon (formerly Crédit Agricole Indosuez – CAI) by the liquidators of three investment funds (Indosuez Eastern Europe Fixed Income Fund, Clariden Eastern Europe Debt Fund Ltd and Safra Eastern Europe Fixed Income Fund), seeking USD160 million as compensation for losses and USD320 million in punitive damages and interest. Calyon believes that it will be able to mount a strong defence.

There have been no notable developments in other procedures since these dates.

To Crédit Agricole S.A.'s knowledge, at the date this document was filed, there was no litigation or exceptional event capable of having or of having recently had a significant impact on the financial position, activity, results or assets of Crédit Agricole S.A. or the Crédit Agricole S.A. Group.

Financial statements

Crédit Agricole S.A. and subsidiaries consolidated balance sheets

for 30 June 2004, 31 December 2003 and 30 June 2003

ASSET

(in millions of euros)

	Notes	30/06/2004	31/12/2003	31/12/2003 pro forma	30/06/2003	30/06/2003 pro forma
Cash, money market and interbank items		**180,859**	**172,246**	**172,246**	**188,617**	**188,617**
Cash, due from central banks and French postal system		15,238	12,370	12,370	10,103	10,103
Treasury bills and similar items	5	59,887	65,522	65,522	74,404	74,404
Due from banks	3 & 4	105,734	94,354	94,354	104,110	104,110
Crédit Agricole internal transactions	3	**162,125**	**157,648**	**157,648**	**155,309**	**155,309**
Customer-related items	3 & 4	**155,327**	**148,420**	**148,420**	**166,558**	**166,558**
Lease financing	3 & 4	**13,253**	**13,033**	**13,033**	**12,843**	**12,843**
Securities	5	**72,341**	**77,992**	**77,992**	**80,238**	**80,238**
Bonds and other fixed-income securities		44,231	50,089	50,089	51,754	51,754
Shares and other variable-income securities		28,110	27,903	27,903	28,484	28,484
Insurance companies' investments	38.1	**131,400**	**127,288**	**127,288**	**120,335**	**120,335**
Reinsurers' share in technical reserves		**517**	**389**	**389**	**272**	**272**
Investments, bank premises and equipment		**22,242**	**21,829**	**21,829**	**21,328**	**21,328**
Investments in non-consolidated affiliates and other long-term securities	6	2,821	2,747	2,747	2,804	2,804
Investments in equity affiliates	7	12,804	12,294	12,294	11,802	11,802
Intangible assets, bank premises and equipment	8	6,617	6,788	6,788	6,722	6,722
Goodwill	12	**9,696**	**9,658**	**9,658**	**9,679**	**9,679**
Other assets, sundry accounts and prepaid expenses		**64,647**	**57,482**	**57,539**	**68,890**	**68,947**
Other assets		39,987	42,503	42,560	47,208	47,265
Other assets related to insurance activities	38.2	1,481	989	989	865	865
Sundry accounts and prepaid expenses		23,179	13,990	13,990	20,817	20,817
Total assets		**812,407**	**785,985**	**786,042**	**824,069**	**824,126**

Liabilities and shareholders' equity

(in millions of euros)

	Notes	30/06/2004	31/12/2003	31/12/2003 pro forma	30/06/2003	30/06/2003 pro forma
Money market and interbank items		**150,425**	**125,127**	**125,287**	**137,883**	**138,043**
Due to central banks and current accounts with French postal system		251	290	290	152	152
Due to banks	13	150,174	124,837	124,997	137,731	137,891
Crédit Agricole internal transactions	**13**	**13,097**	**13,502**	**13,502**	**16,235**	**16,235**
Customer-related items	**14**	**289,356**	**297,765**	**297,765**	**304,711**	**304,711**
Special savings schemes		183,576	180,204	180,204	174,606	174,606
Other accounts		105,780	117,561	117,561	130,105	130,105
Debts represented by a security	**15**	**104,372**	**90,505**	**90,505**	**102,413**	**102,413**
Insurance companies' technical reserves	**38.3**	**129,534**	**123,069**	**123,069**	**117,536**	**117,536**
Other liabilities, sundry accounts and unearned income		**72,073**	**81,858**	**81,858**	**92,914**	**92,914**
Other liabilities		45,752	60,090	60,090	69,457	69,457
Other liabilities related to insurance activities	38.4	1,161	949	949	493	493
Sundry accounts and unearned income		25,160	20,819	20,819	22,964	22,964
Reserves and subordinated debt		**23,260**	**24,201**	**24,201**	**25,688**	**25,688**
General risks and liabilities reserves	17	5,135	5,487	5,487	5,276	5,276
Mutual security deposits		33	28	28	22	22
Subordinated debt	19	18,092	18,686	18,686	20,390	20,390
Fund for general banking risks	**18**	**1,887**	**1,944**	**1,944**	**2,055**	**2,055**
Minority interests	**20**	**4,253**	**4,443**	**4,457**	**3,901**	**3,903**
Shareholders' equity (excl. FGBR)	**20**	**24,150**	**23,571**	**23,454**	**20,733**	**20,628**
Share capital		4,418	4,418	4,418	3,923	3,923
Additional paid-in capital		12,822	12,822	12,822	10,962	10,962
Investment grants		194	128	128	127	127
Consolidated reserves and retained earnings		5,641	5,177	4,946	5,101	4,882
Net income for the year		1,075	1,026	1,140	620	734
Total liabilities and shareholder's equity		**812,407**	**785,985**	**786,042**	**824,069**	**824,126**

Crédit Agricole S.A. and subsidiaries consolidated statements of off-balance sheet items for 30 June 2004, 31 December 2003 and 30 June 2003

(In millions of euros)	Notes	30/06/2004	31/12/2003	31/12/2003 pro forma	30/06/2003	30/06/2003 pro forma
Guarantees and commitments given		**176,072**	**171,045**	**171,045**	**194,167**	**194,167**
Financing commitments given	23	**102,263**	**101,324**	**101,324**	**107,655**	**107,655**
Banks and financial institutions		11,406	9,114	9,114	17,048	17,048
Crédit Agricole entities		956	1,807	1,807	687	687
Customers		89,901	90,403	90,403	89,920	89,920
Guarantees given	23	**62,817**	**65,186**	**65,186**	**69,851**	**69,851**
Banks and financial institutions		10,414	15,673	15,673	20,119	20,119
Crédit Agricole entities		2,941	2,993	2,993	3,047	3,047
Customers		49,462	46,520	46,520	46,685	46,685
Guarantees given by insurance companies		**1,208**	**955**	**955**	**816**	**816**
Commitments on securities	23	**9,784**	**3,580**	**3,580**	**15,845**	**15,845**
Securities bought with repurchase option					4	4
Other commitments		9,784	3,580	3,580	15,841	15,841
Guarantees and commitments received		**101,880**	**69,691**	**69,691**	**94,920**	**94,920**
Financing commitments received	23	**31,269**	**9,115**	**9,115**	**24,199**	**24,199**
Banks and financial institutions		23,820	4,205	4,205	15,338	15,338
Crédit Agricole entities		3,820	3,779	3,779	4,082	4,082
Customers		3,629	1,131	1,131	4,779	4,779
Guarantees received	23	**32,103**	**37,814**	**37,814**	**42,030**	**42,030**
Banks and financial institutions		10,952	15,938	15,938	16,563	16,563
Crédit Agricole entities		5	5	5	6	6
Customers		21,146	21,871	21,871	25,461	25,461
Guarantees received from insurance companies		**28,702**	**17,267**	**17,267**	**14,658**	**14,658**
Commitments on securities	23	**9,806**	**5,495**	**5,495**	**14,033**	**14,033**
Securities bought with repurchase option			15	15		
Other commitments		9,806	5,480	5,480	14,033	14,033

Off-balance sheet commitments - other information

Foreign exchange transactions and amounts payable in foreign currencies: note 23.1

Securitisation transactions and special purpose vehicles: note 23.2

Financial futures transactions and other forward agreements: note 24

Crédit Agricole S.A. and subsidiaries consolidated income statement

for 30 June 2004, 31 December 2003 and 30 June 2003

(In millions of euros)	Notes	30/06/2004	31/12/2003	31/12/2003 pro forma	30/06/2003	30/06/2003 pro forma
Interest receivable and similar income	25	11,170	22,043	25,860	9,392	13,210
Interest payable and similar expense	25	(9,349)	(18,669)	(21,729)	(8,338)	(11,389)
Income from variable-income securities		172	176	228	82	133
Net commission and fee income	27	1,271	1,033	2,071	(7)	1,018
Net gains (losses) from trading transactions	29	1,216	2,402	3,605	764	1,970
Net gains (losses) on held for sale securities	30	182	56	88	(75)	(42)
Other net banking income		445	322	314	200	194
Gross margin on insurance activities	38.5	1,198	1,963	2,238	828	1,103
Net income from other activities		(7)	25	46	10	31
Net banking income		**6,298**	**9,351**	**12,721**	**2,856**	**6,228**
Operating expenses	31	(4,083)	(6,098)	(8,350)	(1,911)	(4,165)
Personnel costs	31.1 & 31.2	(2,357)	(3,544)	(4,971)	(1,053)	(2,481)
Other operating expenses	31.3	(1,726)	(2,554)	(3,379)	(858)	(1,684)
Depreciation and amortisation		(258)	(398)	(539)	(122)	(263)
Gross operating income		**1,957**	**2,855**	**3,832**	**823**	**1,800**
Risk-related costs	32	(324)	(839)	(1,121)	(264)	(546)
Net operating income		**1,633**	**2,016**	**2,711**	**559**	**1,254**
Share of net income (losses) of equity affiliates		536	986	856	561	431
Net income (loss) on fixed assets	33	44	(17)	(49)	(57)	(89)
Net ordinary income (before tax)		**2,213**	**2,985**	**3,518**	**1,063**	**1,596**
Integration-related costs	39	(171)	(513)	(513)		
Net extraordinary items	36	(1)	9	(21)	(6)	(36)
Corporate income tax	34	(517)	(567)	(722)	(221)	(376)
Amortisation of goodwill		(347)	(759)	(900)	(192)	(333)
Net allowance to the fund for general banking risks		55	131	131	59	59
Net income before minority interests		**1,232**	**1,286**	**1,493**	**703**	**910**
Minority interests		157	260	353	83	176
Net income - group share		**1,075**	**1,026**	**1,140**	**620**	**734**
Net income - group share per share (in euros)		**1.460**	**0.865**		**1.224**	

The methods used to calculate basic earnings per share are based on Opinion 27 of the "l'Ordre des Experts Comptables" (French Order of Chartered Accountants). Basic earnings per share correspond to consolidated net income divided by the weighted average number of shares outstanding over the year.

Note 1 • Legal and financial background - Significant events in the first half of 2004

Note 1.1 • Legal and financial background

Crédit Agricole S.A. is a French "*société anonyme*" (joint-stock company) with share capital of 4,420,567 thousand euros divided into 1,473,522,437 registered shares of € 3 nominal value following several capital increases in November 2003.

The share capital of Crédit Agricole S.A. is held as follows:

- SAS Rue La Boétie: 53.15%;
- SNC Crédit Agricole Transactions: 0.41%;
- Float (including employees): 44.97%.

In addition, Crédit Agricole S.A. holds 21,649,126 own shares representing 1.47% of the share capital, notably acquired under share buyback programmes for the purpose of hedging stock option plans.

Note 1.2 • Significant events in the first half of 2004

Continued acquisition of Finaref:

Pursuant to the agreements signed in December 2002, Crédit Agricole S.A. acquired an initial tranche of 61% of Finaref S.A. and the Finaref Group AB from the Pinault-Printemps-Redoute Group, followed by a second tranche of 14.5% in December 2003. The acquisition was completed in March 2004, with a final tranche of 14.5%.

PPR has retained a 10% holding in Finaref S.A. and the Finaref Group AB as part of a long-term partnership between Finaref and the PPR Group's retail chains.

Restructuring of the Crédit Agricole group's business lines:

Corporate and investment banking: creation of Calyon:

At their extraordinary general meetings held on 30 April, the shareholders of both Crédit Lyonnais and Crédit Agricole Indosuez approved the transfer of Crédit Lyonnais' corporate and investment banking activities to Crédit Agricole Indosuez, with retroactive effect from 1 January 2004.

The new entity's legal name is Calyon and its trading name is Calyon, Corporate and Investment Bank.

Insurance: absorption of UAF by Predica:

The new insurance division was created on 30 June, following Predica's acquisition and subsequent absorption of UAF.

Specialised financial services:

Consumer finance: on 31 March, Sofinco acquired and absorbed Finalion to create a single entity.

Lease finance: on 27 May, the shareholders of Lixxbail and Ucabail approved Ucabail's acquisition and subsequent absorption of Lixxbail.

Reform of the Crédit Agricole internal financing mechanisms:

A fifth reform of the internal financing mechanisms was introduced on 1 January 2004. Since that date, advances to the Regional Banks have been made at market rates.

Note 2 • Accounting policies and consolidation methods

Note 2.1 • Accounting rules applicable to both parent company and consolidated accounts and those applicable only to the consolidated accounts

The half-yearly consolidated financial statements of Crédit Agricole S.A. Group have been prepared using the same accounting principles as those used for the annual consolidated financial statements for the year ended 31 December 2003, with the following exceptions:

- From 1 January 2004, Crédit Agricole S.A. Group has applied the provisions of regulation CRC 2002-10 dated 12 December 2002 on asset depreciation and impairment. The application of this regulation had no material impact on the first half of 2004.
- Crédit Agricole S.A. Group applies the provisions of opinion 2004-05 issued by the "*Conseil National de la Comptabilité* (CNC)" on 25 March 2004 concerning amendments to paragraphs 300 of CRC regulations 99-02, 99-07, 00-05 and 02-08 on long-service awards. As Crédit Agricole already applied the accounting treatment recommended in the CNC's opinion, no change of accounting method was required.
- From 1 January 2004, the insurance subsidiaries have applied the provisions of opinion 2004-04 dated 25 March 2004 concerning amendments to CRC regulation 2002-09 of 12 December 2002 on accounting treatment of financial instruments by companies governed by the insurance code. The application of this opinion had no material impact on the Crédit Agricole Group's financial statements.

Note 2.2 • Scope of consolidation

2.2.1 • Change in scope of consolidation

At 30 June 2004, the scope of consolidation encompassed 368 subsidiaries and associates, compared with 330 at 31 December 2003.

The main movements during the year were as follows:

I/ Additions:

Newly-formed companies:

- Emporiki Credicom
- Nordic Consumer Finans
- CADS Développement

New acquisitions or acquisitions of additional shares:

- Doumer Philemon
- Dan'Aktiv
- Eurazeo

Application of materiality threshold:

- Force Midi
- L'Esprit Cantal

Change from a consolidation stage to a direct consolidation: Subsidiaries previously consolidated under the Crédit Lyonnais'stage are from now on individually consolidated:

- Afcalia
- AMF
- BNI Crédit Lyonnais Madagascar
- Capital Plus
- CLC Bourse
- CLCM Asia BV (CLCMA)
- CLCM International (CLCMI)
- CLIFAP
- CLIM
- CLINFIM
- Crédit du Maroc
- Crédit Lyonnais Bank Hungary
- Crédit Lyonnais Bank Praha
- Crédit Lyonnais Bank Slovakia
- Crédit Lyonnais Cameroun
- Crédit Lyonnais Finance Guernesey (CLFG)
- Crédit Lyonnais Financial Products (CLFP)
- Crédit Lyonnais Global Banking (CLGB)
- Crédit Lyonnais Polska
- Crédit Lyonnais Russie
- Crédit Lyonnais Sénégal
- Crédit Lyonnais Ukraine
- Egelant Finance BV
- Ester Finance
- Federlux
- Gramont Contrepartie Option
- Immobilière Federpierre
- Lixxbail
- Lixxcourtage
- Lixxcredit
- Lixxservices
- Médicale de France
- NVA (Négoce Valorisation des Actifs)
- Slibail Energie
- Slibail Immobilier
- Slibail Murs
- Société Ivoirienne Banque
- Soflim
- Top Trades

II/ Removals:

Sale to non-group companies:

- Banque Libano-Française SAL
- Financière Lapérouse

Application of materiality threshold or discontinuation of business:

- CAL Asia Pte LTD
- Banque Française de l'Orient
- Calic
- Bois Sauvage Nederland
- Ariane Crédit
- Equalt Pair Traiding Fund

Merger with or absorption by another Group company:

Merger

- « Regional banks Quercy Rouergue and Sud Alliance » (Nord Midi Pyrénées)

Absorption

- Rue Impériale by Eurazeo

III/ Change of name:

Old name	New name
Unifica	Crédit Agricole Immobilier
Carr Futures SNC	Calyon Financial
Carr Futures Chicago Inc	Calyon Financial Inc
Carr Futures Singapore Pte	Calyon Financial Singapore

IV/ Change of consolidation method:

Uni-Edition is from now on fully consolidated.

Finaref Bank is accounted for by the equity method

Financial statements

Note 2.3.2 • Crédit Agricole S.A. Group: scope of consolidation

	(*)	Country	Consolidation method 30/06/04	Percentage of voting rights 30/06/04	Percentage of voting rights 31/12/03	Percentage of voting rights 30/06/03	Percentage of share capital 30/06/04	Percentage of share capital 31/12/03	Percentage of share capital 30/06/03
Banks and financial institutions									
Crédit Agricole S.A.		France	Parent	100.0	100.0	100.0	100.0	100.0	100.0
Agos Itafinco		Italy	Full	51.0	51.0	51.0	59.1	58.6	58.8
Al BK Saudi Al Fransi - BSF		Saudi Arabia	Equity	31.1	31.1	31.1	30.4	31.1	31.1
Alsolia		France	Equity	34.0	34.0	34.0	33.9	33.8	33.9
Altra Banque		France	Equity	34.0	34.0	34.0	34.0	34.0	34.0
Banca Intesa S.p.a.		Italy	Equity	18.0	17.1	17.1	16.9	16.1	16.1
Banco Acac		Uruguay	Full	91.1	91.1	91.1	91.1	91.1	91.1
Banco del Desarrollo		Chile	Equity	23.7	23.7	23.7	23.7	23.7	23.7
Bankoa		Spain	Equity	30.0	30.0	30.0	28.5	28.5	28.5
Banque Chalus		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Banque Finaref		France	Equity*	100.0	100.0	51.0	90.0	75.5	31.1
Banque Française de l'Orient	Out[c]	France	Full		100.0	100.0		100.0	100.0
Banque Libano-Française SAL	Out[c]	Lebanon	Full		51.0	51.0		50.9	50.9
BES (Banco Espirito Santo)		Portugal	Equity	8.8	8.8	8.8	22.5	22.5	22.5
BFC Antilles Guyane		France	Full	100.0	100.0	100.0	97.7	100.0	100.0
BNI Crédit Lyonnais Madagascar	In[1]	Madagascar	Full	51.0			49.8		
BFT (Banque Financement et Trésorerie)		France	Full	94.7	96.1	96.1	94.7	96.1	96.1
BFT Gestion		France	Full	100.0	100.0	100.0	94.7	96.1	96.1
BGP Indosuez		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
C.A Alternative Investment Products Group Holding		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
C.A Alternative Investment Products Group Inc		United States	Full	100.0	100.0	100.0	100.0	100.0	100.0
C.A Alternative Investment Products Group Ltd (formerly-ISB)		Bermuda	Full	100.0	100.0	100.0	100.0	100.0	100.0
C.A Alternative Investment Products Group Sas		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
C.A Alternative Investment Products Group Sgr		Italy	Full	100.0	100.0	90.0	99.1	100.0	90.0
C.A Asset Management Espana Holding		Spain	Full	100.0	100.0	100.0	99.0	100.0	100.0
C.A Asset Management Hong Kong Ltd		Hong Kong	Full	100.0	100.0	100.0	100.0	100.0	100.0
C.A Asset Management Japan Ltd		Japan	Full	100.0	100.0	100.0	100.0	100.0	100.0
C.A Asset Management Ltd (formerly-Premium)		United Kingdom	Full	100.0	100.0	100.0	100.0	100.0	100.0
C.A Asset Management Sgr Italy		Italy	Full	100.0	100.0	100.0	98.9	100.0	100.0
C.A Asset Management Singapore Ltd		Singapore	Full	100.0	100.0	100.0	100.0	100.0	100.0
C.A Investor Services Bank		France	Full	100.0	100.0	100.0	99.2	100.0	100.0
C.A Investor Services Corporate Trust		France	Full	100.0	100.0	100.0	99.0	100.0	100.0
C.A.A.M Securities Company Japan KK		Japan	Full	100.0	100.0	100.0	100.0	100.0	100.0
CA - Epargne Longue des Salariés		France	Full	100.0	100.0		100.0	100.0	
CA Invest. Services Banque Lux.		Luxembourg	Full	100.0	100.0	100.0	97.7	100.0	100.0
CAI Australia Ltd		Australia	Full	100.0	100.0	100.0	97.7	100.0	100.0
CAI Holding Italia Due SRL		Italy	Full	100.0	100.0	100.0	97.7	100.0	100.0
CAI Luxembourg		Luxembourg	Full	100.0	100.0	100.0	97.7	100.0	100.0
CAI Merchant Bank Asia Ltd		Singapore	Full	100.0	100.0	100.0	97.7	100.0	100.0
CAI Private Banking Italia Spa		Italy	Full	100.0	100.0		97.7	100.0	
CAICG Teneur de Comptes (CAICG TC)		France	Full			100.0			100.0

	(a)	Country	Consolidation method 30/06/04	Percentage of voting rights 30/06/04	Percentage of voting rights 31/12/03	Percentage of voting rights 30/06/03	Percentage of share capital 30/06/04	Percentage of share capital 31/12/03	Percentage of share capital 30/06/03
Caisse Régionale Alpes Provence		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Alsace Vosges		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Aquitaine		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Atlantique Vendée		France	Equity	25.1	25.1	25.1	25.1	25.1	25.1
Caisse Régionale Brie		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Calvados		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Centre Est		France	Equity	25.0	25.0	25.1	25.0	25.0	25.1
Caisse Régionale Centre France		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Centre Loire		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Centre Ouest		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Champagne Bourgogne		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Charente Maritime - Deux Sèvres		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Charente-Périgord		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Côtes d'Armor		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale de l'Anjou et du Maine		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale des Savoie		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Finistère		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Franche Comte		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Gard		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Guadeloupe		France	Equity	27.2	27.2	27.2	27.2	27.2	27.2
Caisse Régionale Ille et Vilaine		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Loire - Haute Loire		France	Equity	25.0	25.0	25.0	25.0	29.2	29.2
Caisse Régionale Lorraine		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Martinique		France	Equity	28.1	28.1	28.1	28.1	28.1	28.1
Caisse Régionale Midi		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Morbihan		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Nord de France		France	Equity	25.6	25.6	25.6	25.6	25.6	25.6
Caisse Régionale Nord-Est		France	Equity	25.0	23.6	25.0	25.0	23.6	25.0
Caisse Régionale Nord Midi Pyrénées		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Normand		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Normandie Seine		France	Equity	25.0	25.0	25.0	25.1	25.1	25.1
Caisse Régionale Oise		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Paris et Ile de France		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Provence - Côte d'Azur		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Pyrénées Gascogne		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Réunion		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Somme		France	Equity	25.6	25.5	25.4	25.2	25.1	25.1
Caisse Régionale Sud Alliance	Out[d]	France	Equity		25.0	25.0		25.0	25.0
Caisse Régionale Sud Méditerranée		France	Equity	25.8	25.8	25.5	25.8	25.8	25.5
Caisse Régionale Sud Rhone Alpes		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Toulouse Midi Toulousain		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Touraine Poitou		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Val de France		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Cal FP (Holding)		United Kingdom	Full	50.0	50.0	50.0	75.0	75.0	75.0
Cal FP Bank		United Kingdom	Full	100.0	100.0	100.0	75.0	75.0	75.0
CAL FP US		United States	Full	100.0	100.0	100.0	75.0	75.0	75.0
Calyon (France)		France	Full	97.7	100.0	100.0	97.7	100.0	100.0
CL Développement de la Corse		France	Full	99.8	99.8	99.8	99.8	99.8	99.8

	(a)	Country	Consolidation method 30/06/04	Percentage of voting rights			Percentage of share capital		
				30/06/04	31/12/03	30/06/03	30/06/04	31/12/03	30/06/03
Cofam		France	Equity	25.0	25.0	25.0	25.0	29.2	29.2
Cogenec		Monaco	Full	100.0	100.0	100.0	97.7	100.0	100.0
CPR AM (formerly-CPR Production)		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
CPR Billets		France	Full	100.0	100.0	100.0	99.9	100.0	100.0
CPR BK		France	Full	100.0	100.0	100.0	97.8	100.0	100.0
CPR F		France	Full	87.7	87.7	87.7	87.7	87.7	87.7
CPR Online		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
CPR Private Equity	In	France	Full	100.0			100.0		
Crealfi (formerly-Menafinance)		France	Proportional	50.0	50.0	50.0	49.8	49.7	49.8
Credibom		Portugal	Full	85.0	85.0	40.0	84.7	84.5	39.9
Credigen Bank		Hungary	Full	100.0	100.0	100.0	99.6	99.4	99.7
Crédit Agricole Asset Management		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Crédit Agricole Epargne Salariale		France	Full			100.0			100.0
Crédit Agricole Financement		Switzerland	Equity	44.5	45.0	45.0	39.5	40.0	40.0
Crédit Agricole Indosuez (Egypt) SAE		Egypt	Full	75.0	75.0	75.0	73.3	75.0	75.0
Crédit Agricole Indosuez (Switzerland) SA		Switzerland	Full	100.0	100.0	100.0	97.7	100.0	100.0
Crédit Agricole Indosuez Mer Rouge		Djibouti	Full	100.0	100.0	100.0	97.7	100.0	100.0
Crédit Agricole Indosuez Turk As		Turkey	Full	100.0	100.0	100.0	97.7	100.0	100.0
Crédit Agricole S.A. Securities		Jersey	Full	99.9	99.9	99.9	99.9	99.9	99.9
Crédit du Maroc	In(1)	Morroco	Full	51.0			49.8		
Crédit Foncier de Monaco		Monaco	Full	77.1	77.1	77.1	74.2	75.9	75.9
Crédit Foncier de Monaco France		France	Full	100.0	100.0	100.0	86.4	87.3	87.3
Credit Lyonnais Cameroun	In(1)	Cameroun	Full	65.0			63.5		
Credit Lyonnais Senegal	In(1)	Senegal	Full	95.0			92.8		
Créditplus (formerly-Beneficial Bank)		Germany	Full	100.0	100.0	100.0	99.6	99.4	99.7
Dan'Aktiv	In	Denmark	Full	100.0			100.0		
E.P.E.M		United States	Full	100.0	100.0	100.0	100.0	100.0	100.0
EFL Services		Poland	Full	100.0	100.0	100.0	99.8	99.8	99.8
Emporiki Credicom	In	Greece	Equity	50.0			49.8		
Equalt Alternative Asset Management		France	Full	100.0	100.0	100.0	97.7	100.0	100.0
Financière Lapérouse	Out(b)	France	Full		77.2	77.2		77.2	77.2
Finanziaria Indosuez International Ltd		Switzerland	Full	100.0	100.0	100.0	97.7	100.0	100.0
Finaref AS		Norway	Full	100.0	100.0	100.0	90.0	75.5	61.0
Finaref Benelux		Belgique	Full	100.0	100.0	99.9	90.0	75.5	61.0
Finaref Group AB		Sweden	Full	90.0	75.5	61.0	90.0	75.5	61.0
Finaref OY		Finlande	Full	100.0	100.0	100.0	90.0	75.5	61.0
Finaref SA		France	Full	90.0	75.5	61.0	90.0	75.5	61.0
Finaref Securities AB		Sweden	Full	100.0	100.0	100.0	90.0	75.5	61.0
Finaref Sverige AB		Sweden	Full	100.0	100.0	100.0	90.0	75.5	61.0
Finconsum ESC SA		Spain	Equity	45.0	45.0	45.0	44.8	44.7	44.9
Foncaris		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Fransabank France		France	Equity	34.0	34.0	34.0	34.0	34.0	34.0
G.F.E.R (Groupement de Financement des Ent.Régionales)		France	Full	99.9	99.9	99.9	99.9	99.9	99.9
G.P.F (Groupement des Provinces de France)		France	Full	99.0	99.0	99.0	99.0	99.0	99.0
Gestion Privée Indosuez (G.P.I)		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
GIE Attica		France	Equity	29.3	30.0		46.4	47.5	
Groupe Crédit Lyonnais		France	Full	94.8	94.8	92.6	94.8	94.8	92.6

	(a)	Country	Consolidation method 30/06/04	Percentage of voting rights 30/06/04	31/12/03	30/06/03	Percentage of share capital 30/06/04	31/12/03	30/06/03
IntesaBci Bank (Switzerland)		Switzerland	Full			100.0			100.0
Lukas Bank		Poland	Full	100.0	99.9	96.8	99.9	99.9	98.3
Lukas SA		Poland	Full	100.0	100.0	100.0	99.9	99.9	99.9
Nonghyup-CA		Korea	Proportional	40.0	40.0	40.0	40.0	40.0	40.0
Ribank		Netherland	Full	100.0	100.0	100.0	99.6	99.4	99.7
S.A.Crédit Agricole (Belgium)		Belgium	Equity	10.0	10.0		21.9	21.4	
Sacam Consommation 1		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Sacam Consommation 2		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Sacam Consommation 3		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Sedef		France	Full	100.0	100.0	100.0	99.6	99.4	99.7
Segespar		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Sim Spa Selezione e Distribuzione		Italy	Full	100.0	100.0	100.0	98.8	100.0	100.0
Sircam		France	Equity	25.0	25.0	25.0	25.0	29.2	29.2
Sofinco		France	Full	99.6	99.4	99.7	99.6	99.4	99.7
Sofipaca		France	Equity	28.3	28.3	28.3	27.5	27.5	27.5
Société Ivoirienne Banque	In[1]	Coast d'Ivoire	Full	51.0			49.8		
Transfact		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Unicefi 33		France	Equity			25.0			25.0
Wafasalaf		Morroco	Equity	33.7	33.7	33.3	33.6	33.5	33.2
Stockbrokers									
Altura		Spain	Proportional	50.0	50.0	50.0	48.9	50.0	50.0
CAI Cheuvreux		France	Full	100.0	100.0	100.0	97.7	100.0	100.0
CAI Cheuvreux España SA		Spain	Full	100.0	100.0	100.0	97.7	100.0	100.0
CAIC (S) Pte Ltd		Singapore	Full	100.0	100.0	100.0	97.7	100.0	100.0
CAIC Deutschland Gmbh		Germany	Full			100.0			100.0
CAIC Futures Ltd		Hong Kong	Full	100.0	100.0	100.0	97.7	100.0	100.0
CAIC Hong-Kong Ltd		Hong Kong	Full	100.0	100.0	100.0	97.7	100.0	100.0
CAIC International Ltd		United Kingdom	Full	100.0	100.0	100.0	97.7	100.0	100.0
CAIC International UK		United Kingdom	Full	100.0	100.0	100.0	97.7	100.0	100.0
CAIC Italia Sim Spa		Italy	Full	100.0	100.0	100.0	97.7	100.0	100.0
CAIC Nordic AB		Sweden	Full	100.0	100.0	100.0	97.7	100.0	100.0
CAIC North America Inc		United States	Full	100.0	100.0	100.0	97.7	100.0	100.0
CAIC Securities Japan Ltd		Japan	Full	100.0	100.0	100.0	97.7	100.0	100.0
CAIC Securities Ltd		Hong Kong	Full	100.0	100.0	100.0	97.7	100.0	100.0
Calyon Financial		France	Full	100.0	100.0	100.0	97.7	100.0	100.0
Calyon Financial Inc		United States	Full	100.0	100.0	100.0	97.7	100.0	100.0
Calyon Financial Singapore		Singapore	Full	100.0	100.0	100.0	97.7	100.0	100.0
Groupe Cholet Dupont		France	Equity	38.6	38.6	38.6	37.7	38.6	38.6
Insurance									
Afcalia	In	France	Full	100.0			100.0		
AMF	In	France	Full	100.0			100.0		
Argence Gestion Assurances		France	Full	100.0	100.0	100.0	90.0	75.5	61.0
Assurances du CA Nord-Pas de Calais		France	Equity	45.6	28.1	28.1	39.9	26.8	26.8
Eda		France	Full	100.0	100.0	100.0	99.6	99.4	99.7
Federlux	In	France	Full	99.9			99.9		
Finaref Assurances		France	Full	100.0	100.0	100.0	90.0	75.5	61.0
Finaref Insurance Limited		Eire	Full	100.0	100.0	100.0	90.0	75.5	61.0
Finaref Life Limited		Eire	Full	100.0	100.0	100.0	90.0	75.5	61.0

	(a)	Country	Consolidation method 30/06/04	Percentage of voting rights 30/06/04	31/12/03	30/06/03	Percentage of share capital 30/06/04	31/12/03	30/06/03
Finaref Risques Divers		France	Full	100.0	100.0	100.0	90.0	75.5	61.0
Finaref Vie		France	Full	100.0	100.0	100.0	90.0	75.5	61.0
Immobilière Federpierre	In	France	Full	99.5			99.5		
Médicale de France	In	France	Full	99.7			99.7		
Pacifica		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Predica		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
SOPAR		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Space Reinsurance Company Limited		Eire	Full	100.0	100.0	100.0	90.0	75.5	61.0
Tranquilidade		Portugal	Equity	33.3	33.3	33.3	33.3	33.3	33.3
Tranquilidade Vida		Portugal	Equity	29.7	29.7	29.7	29.7	29.7	29.7
Vendôme Courtage		France	Full	99.0	99.0		99.0	99.0	
Investment companies									
Argence Investissement SAS		France	Full	100.0	100.0	100.0	90.0	75.5	61.0
Belgium CA SAS		France	Equity	10.0	10.0		32.8	32.2	
Bercy Investissements		France	Equity			25.0			25.0
Bercy Participations		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Bespar		Portugal	Equity	32.6	32.6	32.6	32.6	32.6	32.6
BFC Holding		France	Full	99.6	99.6	99.6	97.1	99.3	99.3
CA Centre France Développement		France	Equity	25.0	25.0	25.0	20.8	20.8	20.8
CA Deveurope BV		Netherlands	Full	100.0	100.0	100.0	100.0	100.0	100.0
CADS Développement	In	France	Equity	25.0			25.0		
CAI BP Holding		France	Full	100.0	100.0	100.0	97.7	100.0	100.0
CAI Italia Holding Spa		Italy	Full			100.0			100.0
CAL FP Frankfurt		Germany	Full			100.0			75.0
CAL Maurice		Mauritius	Full			100.0			75.0
Calic	Out[c]	United Kingdom	Full		100.0	100.0		75.0	75.0
Capital Plus	In[1]	Cayman Islands	Full	100.0			97.7		
CLC Bourse	In[1]	France	Full	100.0			97.7		
CLCM Asia BV (CLCMA)	In[1]	Netherlands	Full	100.0			97.7		
CLCM International (CLCMI)	In[1]	France	Full	100.0			97.7		
CLIFAP	In[1]	France	Full	100.0			97.7		
CLIM	In[1]	France	Full	100.0			97.7		
CLINFIM	In[1]	France	Full	100.0			97.7		
Cofinep		France	Equity	25.0	23.6	25.0	25.0	23.6	25.0
Compagnie Française de l'Asie (CFA)		France	Full	100.0	100.0	100.0	97.7	100.0	100.0
Crédit Agricole Bourse		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Credit Lyonnais Finance Guernesey (CLFG)	In[1]	United Kingdom	Full	99.9			97.6		
Credit Lyonnais Financial Products (CLFP)	In[1]	United Kingdom	Full	99.9			97.6		
Credit Lyonnais Global Banking (CLGB)	In[1]	France	Full	100.0			97.7		
Delfinances		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Doumer Finance SAS		France	Full	100.0	100.0	100.0	97.7	100.0	100.0
Doumer Philemon	In	France	Full	100.0			97.7		
Egelant Finance BV	In[1]	Netherlands	Full	100.0			97.7		
Ester Finance	In[1]	France	Full	100.0			97.7		
Eurazeo		France	Equity	19.9	29.0	29.0	15.4	23.6	23.6
Fininvest		France	Full	98.3	98.3	98.3	96.0	98.3	98.3
Fletirec		France	Full	100.0	100.0	100.0	97.7	100.0	100.0
Gramont Contrepartie Option	In[1]	France	Full	100.0			97.7		

	(a)	Country	Consolidation method 30/06/04	Percentage of voting rights 30/06/04	31/12/03	30/06/03	Percentage of share capital 30/06/04	31/12/03	30/06/03
I.P.F.O.		France	Full	100.0	100.0	100.0	97.7	100.0	100.0
Icauna Finance		France	Equity	25.0	25.0	25.0	24.4	24.4	24.4
Icauna SARL		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
ICF Holdings		United Kingdom	Full	100.0	100.0	100.0	97.7	100.0	100.0
Idia Participations		France	Full	99.8	100.0	100.0	99.8	100.0	100.0
Immarex		France	Full	100.0	100.0	100.0	97.7	100.0	100.0
Indosuez Air Finance SA		France	Full	100.0	100.0	100.0	97.7	100.0	100.0
Indosuez Holding UK Ltd		United Kingdom	Full	100.0	100.0	100.0	97.7	100.0	100.0
Indosuez North America Holding		United States	Full	100.0	100.0	100.0	97.7	100.0	100.0
L'Esprit Cantal	In	France	Equity	25.0			25.0		
Mescas		France	Full	100.0	100.0	100.0	97.7	100.0	100.0
Nord Est Agro Partenaires		France	Equity	25.0	23.6	25.0	25.0	23.6	25.0
Nordic Consumer Finans	In	Denmark	Full	100.0			100.0		
Partran		Portugal	Equity	33.3	33.3	33.3	33.3	33.3	33.3
Prestimmo		France	Equity	25.0	25.0	25.1	25.0	25.0	25.1
Safec		Switzerland	Full	100.0	100.0	100.0	97.7	100.0	100.0
Sepi		France	Equity	25.0	25.0	25.1	25.0	25.0	25.1
Socadif		France	Equity	36.2	36.2	36.2	31.2	31.2	31.2
Space Holding (Ireland) Limited		Eire	Full	100.0	100.0	100.0	90.0	75.5	61.0
Space Lux		Luxembourg	Full	100.0	100.0	100.0	90.0	75.5	61.0
Top Trades	In[1]	France	Full	100.0			97.7		
Transimmo		France	Equity	25.0	25.0	25.1	25.0	25.0	25.1
UI (Union d'Etudes et d'Investissements)		France	Full	99.8	100.0	100.0	99.8	100.0	100.0
Vauban Finance		France	Equity	33.3	33.3	33.3	31.1	31.0	31.1
Leasing companies									
Auxifip		France	Full	100.0	100.0	100.0	99.8	100.0	100.0
Climauto		France	Full	100.0	100.0	100.0	99.7	99.7	99.8
Ergifrance		France	Full	100.0	100.0	100.0	97.7	100.0	100.0
Etica		France	Full	100.0	100.0	100.0	99.8	100.0	100.0
Etica Bail		France	Full	100.0	100.0	100.0	99.8	100.0	100.0
Europejski Fundusz Leasingowy (E.F.L.)		Poland	Full	99.8	99.8	99.8	99.8	99.8	99.8
Financière Immobilière Indosuez		France	Full	100.0	100.0	100.0	97.7	100.0	100.0
Leicer		Spain	Full	100.0	100.0	100.0	99.8	100.0	100.0
Locam		France	Equity	25.0	25.0	25.0	25.0	29.2	29.2
Lixxbail	In	France	Full	100.0			99.8		
Lixxcourtage	In	France	Full	100.0			99.8		
Lixxcredit	In	France	Full	99.9			99.7		
Lixxservices	In	France	Full	99.9			99.7		
NVA (Négoce Valorisation des actifs)	In	France	Full	99.9			99.7		
Réunibail		France	Full	52.0	52.0	52.0	51.8	51.7	51.8
Réuniroute		France	Full	97.5	97.5	97.5	51.9	51.8	52.0
Slibail Energie	In	France	Full	100.0			99.8		
Slibail Immobilier	In	France	Full	100.0			99.8		
Slibail Location Informatique (SLOI)		France	Full	100.0	51.0	51.0	99.8	51.0	51.0
Slibail Longue Durée (SLD)		France	Full	100.0	51.0	51.0	99.8	51.0	51.0
Slibail Murs	In	France	Full	100.0			99.8		
Sofincar		France	Full	100.0	100.0	100.0	99.6	99.4	99.7
Sofinroute		France	Full	100.0	100.0	100.0	99.6	99.4	99.7

	(a)	Country	Consolidation method 30/06/04	Percentage of voting rights			Percentage of share capital		
				30/06/04	31/12/03	30/06/03	30/06/04	31/12/03	30/06/03
Ucabail		France	Full	99.8	100.0	100.0	99.8	100.0	100.0
Ucabail Immobilier		France	Full	100.0	100.0	100.0	99.8	100.0	100.0
Ucalease		France	Full	100.0	100.0	100.0	99.7	99.7	99.8
Unicomi		France	Full	100.0	100.0	100.0	99.8	100.0	100.0
Unifergie		France	Full	100.0	100.0	100.0	99.8	100.0	100.0
Unimat		France	Full	100.0	100.0	100.0	99.8	100.0	100.0
Tourist/travel activities and property development									
Crédit Agricole Immobilier		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
SIS (Société Immobilière de la Seine)		France	Full	72.9	72.9	72.9	79.7	79.7	79.7
Unimo		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Others									
Alli Domes		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
AMT GIE		France	Equity	25.0	25.0	25.0	25.0	25.8	25.8
Ariane Crédit	Out(c)	France	Equity		25.0	25.0		25.0	25.0
Bois Sauvage Nederland	Out(c)	Netherlands	Full		100.0	100.0		99.4	99.7
Ca Investor Services Fund Adm.		France	Full	86.2	77.6	77.6	84.1	77.6	77.6
CA Participations		France	Equity	25.0	25.0	25.1	25.0	25.0	25.1
CA Preferred Funding LLC		United States	Full	100.0	100.0	100.0	6.5	6.5	6.2
Caapimmo 1		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caapimmo 2		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caapimmo 3		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caapimmo 4		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caapimmo 5		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caapimmo 6		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
CAI Cheuvreux Gestion		France	Full			100.0			100.0
CAI Conseil Sa		Luxembourg	Full	100.0	100.0	100.0	97.7	100.0	100.0
CAI Derivatives Products PLC		Eire	Full	100.0	100.0	100.0	97.7	100.0	100.0
CAI Preferred Funding		United States	Full	100.0	100.0	100.0	99.3	100.0	100.0
CAI Preferred Funding II		United States	Full	100.0	100.0	100.0	99.3	100.0	100.0
CAL Asia Pte Ltd	Out(c)	Singapore	Full		100.0	100.0		75.0	75.0
Cedicam		France	Full	50.0	50.0	50.0	62.5	62.5	62.5
Centre France Location Immobilière		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Chauray		France	Proportional	34.0	34.0	34.0	33.2	34.0	34.0
Cisa Sa		France	Full	100.0	100.0	100.0	97.7	100.0	100.0
CPR Compensation (CPRC)		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
CPR Gestion (CPRG)		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
CPR Holding (CPRH)		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
CPR Investissement (INVT)		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
CPRA (FIGE)		France	Full	100.0	100.0	100.0	99.9	99.9	99.9
CPRAAMI		France	Full	100.0	100.0	100.0	97.7	100.0	100.0
CPRB (ETNB)		France	Full	100.0	100.0	100.0	99.9	99.9	99.9
Creagrisere		France	Equity	25.0	25.0	25.0	22.8	22.8	22.8
Crédit Agricole Alternative Invest. Products Serv. Inc		United States	Full	100.0	100.0	100.0	100.0	100.0	100.0
Credit Lyonnais Bank Hungary	In(1)	Hungary	Full	100.0			97.7		
Credit Lyonnais Bank Praha	In(1)	Czech republic	Full	100.0			97.7		
Credit Lyonnais Bank Slovakia	In(1)	Slovakia	Full	90.0			87.9		
Credit Lyonnais Polska	In(1)	Poland	Full	100.0			97.7		

	(*)	Country	Consolidation method 30/06/04	Percentage of voting rights 30/06/04	31/12/03	30/06/03	Percentage of share capital 30/06/04	31/12/03	30/06/03
Credit Lyonnais Russie	In[1]	Russia	Full	100.0			97.7		
Credit Lyonnais Ukraine	In[1]	Ukraine	Full	100.0			97.7		
Defitech		France	Equity	25.0	25.0	25.0	25.0	27.8	27.8
Defitech Dauphicom		France	Equity	25.0	25.0	25.0	25.0	27.8	27.8
Defitech Routage et Communication		France	Equity	25.0	25.0	25.0	25.0	27.8	27.8
Equalt Convertible Arbitrage Fund		Eire	Full	100.0	100.0		75.0	77.1	
Equalt Core Macro Fund		Eire	Full	100.0	100.0		78.4	80.0	
Equalt Fixed Income Arbitrage Fund		Eire	Full	100.0	100.0		37.0	63.4	
Equalt Pair Traiding Fund	Out[c]	Eire	Full		100.0			50.3	
Equalt Statistical Arbitrage Fund		Eire	Full	100.0	100.0		82.4	82.8	
Equalt Systematic Futures Fund		Eire	Full	100.0	100.0		57.4	52.4	
Europimmo		France	Equity	25.0	25.0	25.1	25.0	25.0	25.1
Fasnet Luxembourg		Luxembourg	Full	45.0	45.0	45.0	44.0	45.0	45.0
Finasic		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Force Midi	In	France	Equity	25.0			25.0		
GEIE Argence Developpement		France	Full	100.0	100.0	100.0	90.0	75.5	61.0
GEIE Argence Management		France	Full	100.0	100.0	100.0	90.0	75.5	61.0
Gestimocam		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Glorious Smart Investments Co Ltd		Taiwan	Full	100.0	100.0	100.0	97.7	100.0	100.0
Ical		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
IIF BV (Indosuez International Finance BV)		Netherlands	Full	100.0	100.0	100.0	97.7	100.0	100.0
Indosuez Holding SCA II		Luxembourg	Full	100.0	100.0	100.0	97.7	100.0	100.0
Indosuez Management Luxembourg II		Luxembourg	Full	100.0	100.0	100.0	100.0	100.0	100.0
Inforsud FM		France	Equity	25.0	25.0	25.0	23.3	23.3	23.3
Inforsud Gestion		France	Equity	25.0	25.0	25.0	22.1	22.1	22.1
Korea 21st Century TR		Korea	Full	100.0	100.0	100.0	97.7	100.0	100.0
Logitaine		France	Equity			25.0			25.0
Madison SA		France	Equity	25.0	25.0	25.0	25.0	29.2	29.2
Mat Alli Domes		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Parfin		France	Full	99.9	99.9	99.9	99.9	99.9	99.9
Partinvest		Luxembourg	Full	100.0	100.0	100.0	97.7	100.0	100.0
Patrimocam		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Patrimocam 2		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Progica		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Réunifinance		France	Full	100.0	100.0	100.0	99.6	99.4	99.7
Routage Express Service		France	Equity	25.0	25.0	25.0	25.0	27.8	27.8
SARL Prospective Informatique		France	Equity	25.2	25.1	25.1	25.1	25.1	25.1
SCI Capimo		France	Equity	25.0	25.0	25.1	25.0	25.0	25.1
SCI Capucines		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
SCI du Vivarais		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
SCI Groupe Sofinco		France	Full	100.0	100.0	100.0	99.6	99.4	99.7
SCI Hautes Faventines		France	Equity	25.0	25.0	25.0	24.9	24.9	24.9
SCI La Baume		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
SCI Les Fauvins		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
SCI Les Palmiers du Petit Pérou		France	Equity	27.2	27.2	27.2	27.2	27.2	27.2
SCI Max Hymans		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
SCI Pasteur 3		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
SCI Paysagère		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0

	(a)	Country	Consolidation method 30/06/04	Percentage of voting rights			Percentage of share capital		
				30/06/04	31/12/03	30/06/03	30/06/04	31/12/03	30/06/03
SCI Quentyvel		France	Full	96.7	96.7	96.7	96.7	96.7	96.7
SCI Raspail		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Scica HL		France	Equity	25.0	25.0	25.0	24.7	28.8	28.8
Scicam 13		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Segespar Informatique Technique Services		France	Full	100.0	100.0	98.0	96.5	98.9	96.9
Serves		United States	Full	100.0	100.0	100.0	97.7	100.0	100.0
SNC Doumer		France	Full	99.9	99.9	99.9	97.7	99.9	99.9
SNC Haussmann Anjou		France	Full	100.0	100.0	100.0	97.7	100.0	100.0
Soaring Eagle Investments Co Ltd		Taiwan	Full	100.0	100.0	100.0	97.7	100.0	100.0
Sofinco Participations		France	Full	100.0	100.0	100.0	99.6	99.4	99.7
Sofinrec		France	Full	99.8	99.8	99.8	99.4	99.2	99.5
Soflim	In(1)	France	Full	100.0			97.7		
SPI SNC		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Sté Immobilière de Picardie		France	Equity	25.2	25.1	25.1	25.2	25.1	25.1
Sté Picarde de Développement		France	Equity	25.2	25.1	25.1	25.2	25.1	25.1
UI Vavin 1		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Unibiens		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Uni-Edition		France	Full*	100.0	100.0	100.0	100.0	100.0	100.0
Uniger		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Valris		France	Full	100.0	100.0	100.0	99.6	99.4	99.7

(a) Included in (In) or excluded from (Out) scope of consolidation
(b) Investment sold, outside the group
(c) No longer consolidated as not material or closure
(d) Merged with another consolidated entitu
(*) Change of consolidation method
(1) Company previously consolidated under the Crédit Lyonnais'stage

Note 3 • Due from banks: analysis by maturity date

(in millions of euros)	30/06/04 Total gross value	30/06/04 Accrued interest receivable	30/06/04 Total	31/12/03	30/06/03
Banks					
Loans and advances					
- Demand	20,425	12	20,437	19,622	23,582
- Time	25,809	149	25,958	17,896	21,722
Pledged securities	1,582	7	1,589	1,716	1,973
Securities purchased under repurchase agreements	57,344	268	57,612	54,975	56,818
Subordinated debt	502	3	505	496	460
Total	**105,662**	**439**	**106,101**	**94,705**	**104,555**
o/w doubtful accounts	226	42	268	224	410
Provisions			**(367)**	**(351)**	**(445)**
Net book value			**105,734**	**94,354**	**104,110**
Crédit Agricole internal transactions					
Current accounts	3,667	7	3,674	6,380	6,191
Time loans and advances	158,202	112	158,314	151,131	148,970
Subordinated debt	213		213	214	224
Total	**162,082**	**119**	**162,201**	**157,725**	**155,385**
Provisions			**(76)**	**(77)**	**(76)**
Net book value			**162,125**	**157,648**	**155,309**

Note 4 • Customer-related items and lease financing

(in millions of euros)	30/06/04 Total gross value	Accrued interest receivable	Total	31/12/03	30/06/03
Customer-related items					
Bills discounted	7,054	1	7,055	2,665	2,676
Other loans	129,100	1,069	130,169	130,029	140,081
Securities purchased under repurchase agreements	12,206	8	12,214	11,006	17,656
Current accounts in debit	11,265	124	11,389	10,470	12,213
Total	**159,625**	**1,202**	**160,827**	**154,170**	**172,625**
o/w doubtful debts (a)			8,921	9,098	9,584
(a) o/w bad debts[1]			4,682	5,243	2 431
Provisions			**(5,500)**	**(5,750)**	**(6,067)**
Net book value			**155,327**	**148,420**	**166,558**
Lease financing					
Property finance leases	5,494	104	5,598	5,144	5,023
Equipement leases, rental contracts with purchase option and similar transactions	7,956	120	8,076	8 154	8,067
Total	**13,450**	**224**	**13,674**	**13,298**	**13,090**
o/w doubtful debts (a)			483	490	450
Provisions			**(421)**	**(265)**	**(247)**
Net book value			**13,253**	**13,033**	**12,843**
Total			**168,580**	**161,453**	**179,401**
Performing loans restructured on off-market terms within the framework of over-indebtedness Commission decisions			877	818	
Discount or reserves against these loans			115	99	

(1) Crédit Lyonnais' bad debts were not separately identified at 30 June 2003.

Note 5 • Securities

(in millions of euros)	30/06/04 Trading securities	Available-for-sale securities	Portfolio securities	Held-to-maturity securities	Total	31/12/03	30/06/03
Treasury bills and similar securities:	**36,102**	**18,834**		**4,729**	**59,665**	**65,428**	**74,202**
Accrued interest	1	472		140	613	374	276
Provisions		(293)		(98)	(391)	(280)	(74)
Net book value	**36,103**	**19,013**		**4,771**	**59,887**	**65,522**	**74,404**
Bonds and other fixed-income securities:	**20,843**	**12,869**		**10,440**	**44,152**	**49,955**	**51,544**
Accrued interest		120		205	325	408	458
Provisions		(171)		(75)	(246)	(274)	(248)
Net book value	**20,843**	**12,818**		**10,570**	**44,231**	**50,089**	**51,754**
Shares and other variable-income securities[1]:	**20,694**	**5,306**	**2,688**		**28,688**	**28,582**	**29,097**
Accrued income	3	1	18		22	19	57
Provisions		(71)	(529)		(600)	(698)	(670)
Net book value	**20,697**	**5,236**	**2,177**		**28,110**	**27,903**	**28,484**
Total net book value	**77,643**	**37,067**	**2,177**	**15,341**	**132,228**	**143,514**	**154,642**
Estimated value	**77,643**	**37,762**	**2,419**	**15,800**	**133,624**	**144,940**	**156,012**

(1) At 30 June 2004, Crédit Agricole S.A. held 20,903,158 own shares classified as 'Shares and other variable-income securities - trading securities' for a total of €378,884. They have a nominal value of €3 and their stockmarket price at 30 June 2004 was €20.

No trading securities were reclassified as available-for-sale securities during the first half of 2004 (€870 million in H1-03).

€46 million of held-to-maturity securities were sold before their maturity date during the first half of 2004 (€489 million in H1-03).

€1,934 millions of available-for-sale securities were reclassified as held-to-maturity securities.

Financial statements

Note 6 • Investments in non-consolidated subsidiaries and associated companies, other long-term securities

Non-consolidated investments with a gross book value in excess of €50 million:

	Gross book value (in millions of euros)			% interest		
	30/06/04	31/12/03	30/06/03	30/06/04	31/12/03	30/06/03
Banco Bisel[2]	131	131	131	N/A	N/A	N/A
Banque Française de l'Orient	192			99.7		
Crédit Logement (A shares)	222	193	164	16.5	16.5	16.5
Credit Logement (B shares)	202	181	151	16.5	16.1	16.5
Emporiki Bank (Commercial Bank of Greece)	331	331	331	9.0	9.0	9.0
Resona Trust and Banking	86	86	86	5.0	5.0	5.0
SEFA[1]	57	67	67	100.0	100.0	100.0
Veolia Environnement		77	77		0.8	0.8
Wafabank		52	52		14.8	14.8
1301 Sixth Avenue	63	61	67	18.5	18.3	18.3
Short-term advances	383	443	501			
Other long-term securities	1,984	1,910	1,939			
Gross value[3]	**3,651**	**3,532**	**3,566**			
Provisions	(855)	(802)	(782)			
Accrued interest	25	17	20			
Net book value	**2,821**	**2,747**	**2,804**			
Estimated fair value	3,063	3,017	2,987			

(1) Not consolidated pursuant to CRC 99-02 and 99-07 (below materiality threshold).
(2) Deconsolidated at 1 January 2002 and booked at its value on the date of deconsolidation. The investment has been provided for in full. In addition, an impairment provision has also been made for the full value (€236 million) of securities in the individual financial statements. On 17 May 2002, the Central Bank of Argentina suspended Banco Bisel's banking licence and entrusted its banking activities to Banco Nacion. As a result, Crédit Agricole S.A. no longer exercises significant influence over this entity.
(3) Of which banks: €1,241 million at 30 June 2004 against €1,227 million at 31 December 2003.

Note 7 • Investments in equity affiliates

Investments with a book value in excess of €50 million:

(in millions of euros)	30/06/04	31/12/03	30/06/03
Financial institutions	**12,420**	**12,011**	**11,516**
Al Bank Al Saudi Al Fransi	359	346	354
B.E.S.	437	433	387
Banca Intesa SpA	3,435	3,375	3,265
Regional banks and subsidiaries	8,047	7,771	7,418
Tranquilidade - Tranquilidade Vida [1]	47	44	38
Others	95	42	54
Non-financial companies	**384**	**283**	**286**
Partran [1]	(124)	(124)	(123)
Eurazeo (formerly Rue Impériale)	447	339	342
Others	61	68	67
Net book value	**12,804**	**12,294**	**11,802**

(1) Tranquilidade and Tranquilidade Vida are life insurance companies and are therefore classified as financial institutions. They were previously shown as part of Partran, their holding company.

Note 8 • Intangible and tangible fixed assets

(in millions of euros)	30/06/04 Cost	30/06/04 Accumulated depreciation and amortisation	30/06/04 Net	31/12/03 Net	30/06/03 Net
Tangible assets:					
- Property, plant & equipment	4,395	2,091	2,304	2,352	2,236
- Assets let to third parties	579	281	298	404	473
Intangible assets (2)	4,992	985	4,007	4,029	4,013
Accrued interest (1)	8		8	3	0
Total	**9,974**	**3,357**	**6,617**	**6,788**	**6,722**

(1) Accrued rents on assets let to third parties.
(2) o/w €3,500 million of goodwill (related to the retail business in France) identified according to CRC Regulation 99-07 following the first-time consolidation of the Crédit Lyonnais group.

Note 11 • Provisions deducted from assets

(in millions of euros)	30/06/03	31/12/03	Consolidation changes	Charge	Write-back or utilisation	Foreign exchange translation adjustments	Other movements	30/06/04
Loans and advances to banks	521	428		5	(5)	5	10	443
Loans and advances to customers	6,067	5,750	(202)	627	(680)	46	(41)	5,500
Lease financing	247	265	1	80	(66)		141	421
Available-for-sale, portfolio and held-to-maturity securities	992	1,252	(2)	205	(120)	9	(107)	1,237
Investments in non-consolidated subsidiaries and associated companies, other long-term securities	782	802	11	20	(73)	(23)	118	855
Other	150	168	(20)	9	(5)	1	3	156
Total	**8,759**	**8,665**	**(212)**	**946**	**(949)**	**38**	**124**	**8,612**

Note 12 • Goodwill

Goodwill items exceeding €50 million

(in millions of euros)	30/06/04 Gross	30/06/04 Amortisation	30/06/04 Net	31/12/03 Net	30/06/03 Net
Amortised over 1 to 5 years inclusive					
CPR Online	84	(77)	7	14	23
Amortised over 5 to 10 years inclusive					
CAI (Suisse) SA	118	(31)	87	92	44
CPR AM	126	(83)	43	48	52
CPR Billets	23	(11)	12	14	15
EFL	239	(55)	184	196	209
Lukas	363	(121)	242	264	287
Sofinco	990	(638)	352	414	476
Amortised over 5 to 10 years inclusive					
BES	62	(23)	39	41	44
Credibom	50	(5)	45	49	
Amortised over 15 to 20 years inclusive					
Banca Intesa SpA	51	(10)	41	42	43
Paris Ile-de-France Regional Bank	77	(10)	67	69	71
Eurazeo (formerly Rue Impériale)	8	(1)	7	8	218
Crédit Lyonnais Group	6,850	(367)	6,483	6,618	6,602
Finaref Group AB (formerly Ellos Group)	224	(13)	211	181	150
Finaref Group	1,758	(106)	1,652	1,425	1,201
Other companies	408	(184)	224	183	244
Total	**11,431**	**(1,735)**	**9,696**	**9,658**	**9,679**

Note 13 • Deposits by banks

(in millions of euros)	30/06/04 Total gross value	Accrued interest payable	Total	31/12/03	30/06/03
Due to banks					
Deposits					
- Demand	15,570	12	15,582	13,757	22,425
-Time	63,946	285	64,231	47,938	51,635
Pledged securities	5,844	72	5,916	5,075	5,200
Securities sold under repurchase agreements	64,030	415	64,445	58,067	58,471
Total	**149,390**	**784**			
Net book value			**150,174**	**124,837**	**137,731**
Crédit Agricole internal transactions					
Current accounts in credit	4,382	7	4,389	3,437	5,720
Demand and time deposits	8,538	170	8,708	10,065	10,515
Total	**12,920**	**177**			
Net book value			**13,097**	**13,502**	**16,235**

Note 14 - Customer accounts

(in millions of euros)	30/06/04 Total gross value	Accrued interest payable	Total	31/12/03	30/06/03
Current accounts in credit	41,035	55	41,090	41,997	39,719
Government-regulated savings schemes:					
- Demand deposits	78,159	936	79,095	76,012	72,306
- Time deposits	102,569	1,911	104,480	104,192	102,300
Other debts to customer	51,946	696	52,642	53,977	60,293
Pledged securities	12,028	21	12,049	21,587	30,093
Total	**285,737**	**3,619**			
Net book value			**289,356**	**297,765**	**304,711**

Note 15 • Debts represented by a security: analysis by maturity date

(in millions of euros)	30/06/04 ≤3 months	> 3 months to ≤ 1 year	> 1 year to ≤ 5 years	> 5 years	Total gross value	Accrued interest payable	Total	31/12/03	30/06/04
Savings certificates	28	63	141	46	278	5	283	280	312
Interbank securities	37	27	656	1,100	1,820	109	1,929	6,187	5,105
Negotiable debt securities:									
- Issued in France	18,453	8,509	7,599	1,570	36,131	70	36,201	46,761	38,005
- Issued abroad	19,589	14,909	6,424	2,565	43,487	346	43,833	13,934	35,591
Bonds	654	1,670	11,192	8,157	21,673	347	22,020	23,244	23,281
Other debt instruments	106				106		106	99	119
Total					**103,495**	**877**	**104,372**	**90,505**	**102,413**

Note 17 • General reserves for risks and expenses

(in millions of euros)	30/06/03	31/12/03	Consolidation changes	Charges	Write-back	Amounts used	Foreign exchange translation adjustments	Other movements	30/06/04
Country risks	835	753	(1)		(89)		18		681
Financing commitment execution risks	334	293	(3)	39	(27)		1	13	316
Retirement and similar benefits	451	400		34	(24)	(33)		35	412
Synergy-related costs (see note 39)	681	836	(15)	90	(9)	(163)	1		740
Sector risks and other credit risks	1,393	1,418	14	173	(138)	(8)	15	(144)	1,330
Negative net assets of non-consolidated interests	198	138		29	(11)		2	(12)	146
Litigation	601	351	1	64	(32)	(24)	1	52	413
Risk of loss in connection with the internal financing mechanism for home purchase savings schemes	93	80			(10)				70
Negative goodwill	224	216	11	25	(17)				235
Others	466	1,002	(66)	136	(147)	(109)	4	(28)	792
Total	**5,276**	**5,487**	**(59)**	**590**	**(504)**	**(337)**	**42**	**(84)**	**5,135**

Note 18 • Fund for General Banking Risks

(in millions of euros)	30/06/04	31/12/03	30/06/03
Home purchase savings [2]	828	882	770
Liquidity and solvency banking risks [1]	615	615	610
CODEVI (industrial development passbook accounts)			13
Others	444	447	662
Total	**1,887**	**1,944**	**2,055**

(1) This guarantee fund was established at the time of Crédit Agricole S. A.'s initial public offering.
(2) In March 2004, €162 million in Home Purchase Savings FGBR was identified within the Crédit Lyonnais Group as part of the harmonisation of accounting methods carried out upon first-time consolidation pursuant to the provisions of CRC Regulation 99-07.

Note 19 • Subordinated debt: analysis by maturity date and issue currency

(in millions of euros)	30/06/04						31/12/03	30/06/04
	≤ 3 months	> 3 months to ≤ 1 year	> 1 year to ≤ 5 years	> 5 years	Accrued interest payable	Total		
Fixed-term subordinated debt:	**221**	**131**	**2,029**	**8,127**	**168**	**10,676**	**10,813**	**11,287**
• Euro	221	131	1,716	7,893	165	10,126	10,381	10,758
• US Dollar			218	198	2	418	397	493
• Yen			75	36		111	15	15
• Other currencies			20		1	21	20	21
Perpetual subordinated debt: (1)				**7,089**	**92**	**7,181**	**7,638**	**6,699**
• Euro				7,089	92	7,181	7,622	6,582
• US Dollar						0	16	40
• Yen						0	0	77
• Other currencies						0	0	
Participating securities and loans				**235**		**235**	**235**	**237**
Short-term shareholders' advances						**0**	**0**	**2,167**
Total - gross value	**221**	**131**	**2,029**	**15,451**	**260**	**18,092**	**18,686**	**20,390**
Total						**18,092**	**16,686**	**20,390**

(1) T3CJ (hybrid capital issued by the Regional Banks) accounts for 25.94% of the euro line, i.e. €1.839 million.

Financial statements

Note 20 • Changes in shareholder's equity excluding FGBR

(in millions of euros)

	Shareholder's equity excluding FGBR (group share)						
	Share capital	Share premium, reserves and retained earnings	Investment grants	Foreign exchange translation adjustments	Total	Minority interests	Total shareholders equity excluding FGBR
At 31 December 2001	**2,911**	**11,760**	**112**	**211**	**14,994**	**690**	**15,684**
Dividend paid in 2002		(535)			(535)	(35)	(570)
Dividends received by regional banks and subsidiaries in 2002 [1]		91			91		91
Changes in share capital					0		0
Elimination of treasury stock [2]	(7)	(35)			(42)		(42)
Change in investment grants			9		9		9
Foreign exchange translation adjustments				(161)	(161)	(26)	(187)
Change in revaluation reserves		5			5	1	6
Net income for 2002		1,064			1 064	(3)	1 061
Impact of application of regulation CRC Regulation 2000-06		4			4		4
Other changes		2			2	(244)	(242)
At 31 December 2002	**2,904**	**12,356**	**121**	**50**	**15,431**	**383**	**15,814**
Dividend paid in 2003		(729)			(729)	(10)	(739)
Dividends received by regional banks and subsidiaries in 2003 [3]		103			103		103
Changes in share capital	1,504				1,504		1,504
Net change in share premiums		6,306			6,306		6,306
Elimination of treasury stock [4]	10	53			63		63
Change in investment grants			7		7		7
Foreign exchange translation adjustments				(213)	(213)	(291)	(504)
Change in revaluation reserves		(7)			(7)		(7)
Net income for 2003		1,026			1,026	260	1,286
Change of method [5]		95			95		95
Additions to the scope of consolidation [6]					0	4,120	4,120
Buyout of minority interests [7]					0	(18)	(18)
Other changes		(15)			(15)	(1)	(16)
At 31 December 2003	**4,418**	**19,188**	**128**	**(163)**	**23,571**	**4,443**	**28,014**

(1) Including €89 million of dividends received by the regional banks.
(2) This sum comprises 4,334,482 Crédit Agricole S.A. shares, held by the company or other Group companies, which do not satisfy the regulatory criteria for recognition in the consolidated balance sheet (see CRC regulation 2000-02).
(3) Including €97 million in dividends received by the regional banks.
(4) The 4,334,482 Crédit Agricole S.A. shares held by Predica since 2002 have been sold outside the Group. At 31 December 2003, 745,968 treasury shares held by Crédit Agricole S.A. were eliminated in the sum of €13,392,000. Until 30 June 2003, they were classified as trading securities - shares and other variable income securities.
(5) Including €119 million in deferred bond issue expenses and €(24) million in discounts on performing loans restructured on off-market terms.
(6) Most of these additions consist of minority interests arising on consolidation of Finaref (75.5%) and Credit Lyonnais (94.8%). CA Preferred Funding also issued €2,428 million of preferred shares.
(5) Minority interests in CA Deveurope BV, Lukas Sa, Lukas Bank, EFL and Credibom.

(in millions of euros)	Shareholder's equity excluding FGBR (group share)						
	Share capital	Share premium, reserves and retained earnings	Investment grants	Foreign exchange translation adjustments	Total	Minority interests	Total shareholders equity excluding FGBR
At 31 December 2003	**4,418**	**19,188**	**128**	**(163)**	**23,571**	**4,443**	**28,014**
Dividend paid in 2004		(801)			(801)	(205)	(1,006)
Dividends received by regional banks and subsidiaries in 2004		106			106		106
Change in investment grants			66		66		66
Foreign exchange translation adjustments				119	119	65	184
Change in revaluation reserves		(2)			(2)		(2)
Net income for first-half 2004		1,075			1,075	157	1,232
Change of method (1)		59			59		59
Exits from scope of consolidation (2)					0	(137)	(137)
Buyout of minority interests (3)					0	(55)	(55)
Restructuring of the Group's business lines		(33)			(33)	31	(2)
Other changes		(10)			(10)	(46)	(56)
At 30 June 2004	**4,418**	**19,582**	**194**	**(44)**	**24,150**	**4,253**	**28,403**

(1) Including €22 million following the first-time application of CRC 2002-10.
(2) Financière Laperouse.
(3) Finaref Group.

Breakdown of changes in share capital by origin (in millions of euros)	30/06/04	31/12/03	30/06/03
Payment of dividends in shares	-	-	
Rights issues for cash		445	
Rights issues by asset contribution		1,059	
Total	**0**	**1,504**	**0**

Breakdown of change in share premiums by origin (in millions of euros)	30/06/04	31/12/03	30/06/03
Payment of dividends in shares	-	-	
Rights issues for cash		1,860	
Rights issues by asset contribution		4,446	
Total	**0**	**6,306**	**0**

Note 20.1 • Preferred shares

Issuing entity	Issue date	Amount (in millions of USD)	Amount (in millions of euros)	30/06/04 (in millions of euros)	31/12/03 (in millions of euros)	30/06/03 (in millions of euros)
CA Preferred Funding LLC	Jan-03	1,500		1,233	1,188	1,377
CA Preferred Funding LLC	Jul-03	550		452	435	
CA Preferred Funding LLC	Dec-03		550	550	550	
Crédit Lyonnais Capital SCA (1)	Jul-93	350		0	0	305
Crédit Lyonnais Preferred Capital 1 LLC	Apr-02		750	750	750	750
Total		**2,400**	**1,300**	**2,985**	**2,923**	**2,432**

(1) In July 2003, Crédit Lyonnais made an early redemption of its 1993 USD 350 million preferred shares issue via its Luxembourg subsidiary Crédit Lyonnais Capital SCA.

Note 21 • Capital

(in millions of euros)	30/06/04	31/12/03	30/06/03
Shareholders' equity excluding FGBR	**28,403**	**28,014**	**24,634**
Fund for General Banking Risks	1,887	1,944	2,055
Subordinated debt	18,092	18,686	20,390
Other capital	19,979	20,630	22,445
Total	**48,382**	**48,644**	**47,079**

Note 23 • Off-balance sheet commitments (excluding insurance companies)

(in millions of euros)	30/06/04	31/12/03	30/06/03
Commitments given (excluding insurance companies)	**174,864**	**170,090**	**193,351**
Financing commitments	**102,263**	**101,324**	**107,655**
Banks	12,363	10,921	17,735
Customers	89,900	90,403	89,920
- Confirmed credit lines	83,009	83,848	82,782
Confirmed documentary credits	2,213	2,505	2,183
Other confirmed credit lines	80,796	81,343	80,599
- Other	6,891	6,555	7,138
Guarantees	**62,817**	**65,186**	**69,851**
Banks	13,355	18,666	23,166
- Confirmed documentary credits	1,419	1,522	1,567
- Other	11,936	17,144	21,599
Customers	49,462	46,520	46,685
- Guarantees	13,839	12,834	12,984
Property guarantees	86	149	134
Loan repayment guarantees	6,936	6,238	5,567
Guarantees	6,817	6,447	7,283
- Other	35,623	33,686	33,701
Commitments relating to securities	**9,784**	**3,580**	**15,845**
Commitments received (excluding insurance companies)	**73,178**	**52,424**	**80,262**
Financing commitments	**31,269**	**9,115**	**24,199**
Banks	27,640	7,984	19,420
Customers	3,629	1,131	4,779
Guarantees	**32,103**	**37,814**	**42,030**
Banks	10,957	15,943	16,569
Customers	21,146	21,871	25,461
- Guarantees received from government bodies or similar	5,591	5,975	8,772
- Other	15,555	15,896	16,689
Commitments relating to securities	**9,806**	**5,495**	**14,033**

Note 23.1 • Foreign exchange transactions and borrowings

(in millions of euros)	30/06/04		31/12/03		30/06/03	
	To be received	To be delivered	To be received	To be delivered	To be received	To be delivered
Spot	**27,058**	**26,917**	**33,051**	**32,727**	**48,969**	**49,353**
Foreign currencies	17,449	23,499	26,943	27,327	38,037	40,817
Euros	9,609	3,418	6,108	5,400	10,932	8,536
Forward	**713,438**	**716,225**	**636,430**	**633,515**	**677,105**	**679,605**
Foreign currencies	604,001	323,812	390,262	396,820	442,089	442,051
Euros	109,437	392,413	91,241	87,847	115,052	117,837
Unallocated(1)			**154,927**	**148,848**	**119,964**	**119,717**
Lending and borrowing in foreign currencies (excluding Crédit Lyonnais):	**2,863**	**941**	**3,461**	**1,813**	**4,248**	**2,031**
Total	**743,359**	**744,083**	**672,942**	**668,055**	**730,322**	**730,989**

(1) Contribution from Crédit Lyonnais

Note 23.2 - Securitisation transactions and special-purpose vehicles

Securitisation transactions carried out on behalf of customers

Calyon has carried out a number of securitisation transactions on behalf of its customers:

- At 30 June 2004, a €1.1 billion portfolio was securitised in North America with the bank's assistance, through four non-consolidated SPVs (Indosuez Capital Funding IIA Limited, Indosuez Capital Funding III Limited, Porticoes Funding L.P. and Indosuez Capital Funding VI Limited), and through a consolidated vehicle (Serves) in which the bank owns at that date 1.4 million euros of subordinated shares, net of provisions.
- Calyon manages a non-consolidated SPV, Hexagon Finance a.r.l., formed in 1998 for operations carried out in Europe on behalf of its customers. At 30 June 2004, Calyon had issued a total of €278 million in letters of credit to guarantee the risk of default attaching to the assets securitised by its customers. Hexagon Finance a.r.l. finances these assets by issuing commercial paper in the money market. No provision was considered necessary at 30 June 2004.

In addition, the bank had granted a total of €4.1 billion in cash lines at 30 June 2004 to the SPVs involved in these transactions.

- At 30 June 2004, a €4.5 billion portfolio was securitised in Europe with the bank's assistance, through three non-consolidated SPVs (LMA, H2O, and ESF). These SPVs finance themselves by issuing commercial paper in the French and euro money markets. In addition, the bank had granted a total of €4.1 billion in cash lines at 30 June 2004 to the SPVs involved in these transactions.
- Calyon also manages a portfolio of loans in North America through two non-consolidated asset-backed commercial paper vehicles, Atlantic Asset Securitization Corp and La Fayette Asset Securitization. At 30 June 2004, Calyon had issued a total of €380 million in letters of credit to guarantee a portion of the risk of default attaching to the assets securitised by their customers. In addition, the bank had granted a total of €3.7 billion in cash lines at 30 June 2004 to the SPVs involved in these transactions.

Securitisation transactions on own account

Calyon and Crédit Lyonnais carry out securitisation transactions on their own account:

a) Transactions carried out by Calyon

Since 2000, Calyon has carried out nine synthetic securitisation transactions maturing between 31 July 2005 and 9 January 2009, as part of its strategy for managing the portfolio of Calyon SA and its branch offices. The SPVs hold assets totalling €20.4 billion, principally loans to large European and American corporates. Calyon has retained a first loss risk (the most subordinated tranches of each transaction, which do not initially have investment-grade rating) averaging 2.6%.

As these are synthetic transactions, the loans concerned are kept on the bank's balance sheet or off-balance sheet items as applicable, while most of the credit enhancement is recorded off-balance sheet, under financial instruments (credit derivatives bought, see Note 24, Hedging transactions).

The bank has retained a total of €517 million in non-investment-grade risk, plus a residual share in the investment-grade tranches amounting to €413 million.

Financial statements

b) Transactions carried out by Crédit Lyonnais

At 30 June 2004, Crédit Lyonnais had carried out three securitisation transactions for its own account.

Two of these transactions were made by way of asset sales, totalling €0.5 billion at 30 June 2004, with Crédit Lyonnais retaining a portion of the risk amounting to €23 million. These transactions involve mortgage loans granted to personal customers in the French branch network.

The other one is synthetic transaction amounting to a total of €1.9 billion at 30 June 2004. Crédit Lyonnais has retained a first-loss risk of €4.3 million. The transactions involved a portfolio of loans granted to large corporates.

Dedicated funds

Calyon owns 100% of Korea 21st Century TR, a South Korean fund consolidated since 1 January 2003, with €8.9 million in assets under management at 30 June 2004.

In addition, Calyon owns shares in funds which are consolidated after their first year of existence where Calyon owns more than 50%. The following table shows a breakdown at 30 June 2004.

Name of fund	*Year of creation (approval)*	*Calyon investment in millions of euros*	*Funds under management in millions of euros*	*Consolidated*
Equalt Convertible Arbitrage	2000	60	79.8	Yes
Equalt Pair Trading	2000	33.6	129.4	Deconsolidated
Equalt Moyen Terme	1992	5.7	16.5	No (outstanding at end June 2004)
Equalt Long Terme	2001	5	29.7	No (outstanding at end June 2004)
Equalt Systematic Futures	2002	24.5	44.2	Yes
Equalt Core Macro	2001	28.7	38.3	Yes
Equalt Statistical Arbitrage	2002	59.4	71.4	Yes
Equalt Fixed Income Arbitrage	2002	70.9	199.2	Yes
Equalt Selection	2003	15.6	27.6	No (outstanding at end June 2004)
Equalt Fixed Income Arbitrage X2	2004	25	24.7	No (outstanding at end June 2004)
Liberty View Plus Funds	1998	126.3	310.2	No (Outstanding at end December 2003)
Liberty View Income Fund	2001	30.1	37.6	No (Outstanding at end December 2003)

Note 24 • Financial futures and options

(In millions of euros)	30/06/04			31/12/03
	Hedging transactions	Other transactions	Total	Total
Futures and forwards	**416,882**	**3,205,411**	**3,622,293**	**4,330,890**
Exchange traded (1)	**91,002**	**131,125**	**222,127**	**185,920**
Interest rate futures	90,929	63,805	154,734	145,265
Currency futures	5	9,829	9,834	9,168
Equity and stock index instruments	68	57,491	57,559	31,487
Other			0	0
OTC (1)	**325,880**	**3,074,286**	**3,400,166**	**4,144,970**
Interest rate swaps	298,104	2,452,621	2,750,725	3,301,312
Forward rate agreements	526	396,919	397,445	557,394
Equity and stock index instruments	11,643	12,703	24,346	39,411
Other	15,607	212,043	227,650	246,853
Options	**74,540**	**1,396,085**	**1,470,625**	**1,174,862**
Exchange traded	**2,999**	**91,435**	**94,434**	**195,364**
Interest rate options				
• Bought	925	48,009	48,934	7,073
• Sold	925	35,000	35,925	13,808
Equity and stock index options				
• Bought	0	2,719	2,719	75,656
• Sold	0	2,189	2,189	61,280
Currency options				
• Bought	572	1,735	2,307	18,611
• Sold	577	1,783	2,360	18,936
OTC	**71,541**	**1,304,650**	**1,376,191**	**979,498**
Swap options				
• Bought	49	91,331	91,380	71,144
• Sold	893	99,868	100,761	76,907
Interest rate options				
• Bought	27,081	122,867	149,948	220,290
• Sold	2,619	119,038	121,657	189,967
Equity and stock index options				
• Bought	6,776	9,962	16,738	13,179
• Sold	545	10,265	10,810	23,677
Currency options				
• Bought	738	411,219	411,957	165,144
• Sold	714	421,849	422,563	165,534
Other options				
• Bought			0	37
• Sold			0	38
Credit derivatives				
• Bought	32,065	7,605	39,670	46,192
• Sold	61	10,646	10,707	7,389
TOTAL	**491,422**	**4,601,496**	**5,092,918**	**5,505,752**

(1) For futures and forwards, the amounts stated are the aggregate short and long positions in the case of interest rate swaps and swap options, and the aggregate bought and sold contracts in the case of other contracts.

Note 25 • Net interest and similar income

(in millions of euros)	30/06/04	31/12/03 pro forma	30/06/03 pro forma
Loans and advances to banks	2,061	6,120	3,381
Crédit Agricole internal transactions	2,835	6,300	3,189
Loans and advances to customers	4,243	9,112	4,493
Lease financing	718	1,246	548
Bonds and other fixed-income securities	1,283	2,922	1,505
Other interest income	30	160	94
Interest and similar income receivable	**11,170**	**25,860**	**13,210**
Deposits by banks	(2,538)	(8,093)	(4,453)
Crédit Agricole internal transactions	(400)	(910)	(477)
Customer accounts	(4,223)	(8,201)	(4,261)
Lease financing	(376)	(420)	(137)
Bonds and other fixed-income securities	(1,587)	(3,750)	(1,919)
Other interest expense	(225)	(355)	(142)
Interest and similar expense payable	**(9,349)**	**(21,729)**	**(11,389)**
Net interest and similar income	**1,821**	**4,131**	**1,821**

Note 27 • Net fee and commission income

(in millions of euros)	30/06/04			31/12/2003 pro forma			30/06/2003 pro forma		
	Income	Expense	Net	Income	Expense	Net	Income	Expense	Net
Interbank transactions	80	(57)	23	148	(183)	(35)	84	(77)	7
Crédit Agricole internal transactions	51	(279)	(228)	71	(967)	(896)	36	(488)	(452)
Customer transactions	813	(236)	577	1,664	(297)	1,367	869	(141)	728
Securities transactions	150	(113)	37	427	(169)	258	207	(83)	124
Foreign exchange transactions	10	(3)	7	159	(36)	123	50	(18)	32
Financial future and forward instruments and options and other off-balance sheet transactions	84	(18)	66	136	(90)	46	70	(125)	(55)
Banking and financial services (1)	1,852	(1,063)	789	2,881	(1,673)	1,208	1,417	(783)	634
Total	**3,040**	**(1,769)**	**1,271**	**5,486**	**(3,415)**	**2,071**	**2,733**	**(1,715)**	**1,018**
(1) Including life insurance			(270)			(490)			(249)

Note 29 - Trading profits/(losses)

(in millions of euros)	30/06/04	31/12/2003 pro forma
Trading securities and derivatives	1,294	3,382
Transactions and derivatives	(78)	223
Total	**1,216**	**3,605**

Pro forma data at 30 June 2003 not available.

Note 30 • Net gain/(loss) on securities transactions

(in millions of euros)	30/06/04	31/12/2003 pro forma
Available for sale securities		
Impairment provisions	(34)	(48)
Write-back of provisions	35	113
Net change in provisions	**1**	**65**
Gains on disposals	590	249
Losses on disposals	(491)	(145)
Net gain/(loss) on disposals	**99**	**104**
Net gain/(loss) on available-for-sale securities	**100**	**169**
Portfolio securities		
Impairment provisions	(66)	(274)
Write-back of provisions	115	143
Net change in provisions	**49**	**(131)**
Gains on disposals	57	158
Losses on disposals	(24)	(108)
Net gain/(loss) on disposals	**33**	**50**
Net gain/(loss) on portfolio securities	**82**	**(81)**
Total net gain/(loss) on securities transactions	**182**	**88**

Pro forma data at 30 June 2003 not available.

Note 32 • Risk-related costs

(in millions of euros)	30/06/04	31/12/03 pro forma	30/06/03 pro forma
Charge to provisions	**(968)**	**(2,534)**	**(1,183)**
Doubtful debts	(709)	(2,091)	(912)
Other provisions	(259)	(443)	(271)
Write-back of provisions	**634**	**1,472**	**657**
Doubtful debts	469	1,149	486
Other provisions	165	323	171
Net change	**(334)**	**(1,062)**	**(526)**
Bad debts written off - not provided for	(47)	(186)	(75)
Recoveries on bad debts written off	57	127	55
Total	**(324)**	**(1,121)**	**(546)**

Note 33 • Net gain/(loss) on fixed asset disposals

(in millions of euros)	30/06/04	31/12/03 pro forma	30/06/03 pro forma
Long-term investments			
Charge to impairment provisions			
Held-to-maturity securities		(4)	(1)
Investments in unconsolidated interests and other long-term securities	(33)	(109)	(75)
Write-back of impairment provisions			
Held-to-maturity securities		2	1
Investments in unconsolidated interests and other long-term securities	316	136	88
Net change	**283**	**25**	**13**
Held-to-maturity securities	0	(2)	0
Investments in unconsolidated interests and other long-term securities	283	27	13
Gains on disposal			
Held-to-maturity securities	3	24	18
Investments in unconsolidated interests and other long-term securities	102	71	12
Losses on disposal			
Held-to-maturity securities	(3)	(36)	(25)
Investments in unconsolidated interests and other long-term securities	(347)	(144)	(104)
Net gain (loss) on disposal	**(245)**	**(85)**	**(99)**
Held-to-maturity securities	0	(12)	(7)
Investments in unconsolidated interests and other long-term securities	(245)	(73)	(92)
Net gain/(loss)	**38**	**(60)**	**(86)**
Tangible and intangible fixed assets			
Gains on disposal	9	41	10
Losses on disposal	(3)	(30)	(13)
Net gain/(loss) on disposal	**6**	**11**	**(3)**
Total	**44**	**(49)**	**(89)**

Note 34 • Corporate income tax

(in millions of euros)	30/06/04	31/12/03 pro forma	30/06/03 pro forma
Current tax	(273)	(694)	(304)
Deferred tax income/(charge)	(244)	(28)	(72)
Total	**(517)**	**(722)**	**(376)**

Effective tax rate	At 30 June 2004		
(in millions of euros and % tax rate)	Base	Tax rate	Tax
Profit before tax, goodwill amortisation and share in profit/(loss) of equity affiliates	1,560	35.43%	(553)
Impact of permanent timing differences		4.23%	(66)
Impact of different tax rates on foreign subsidiaries		-4.29%	67
Impact of losses for the year, utilisation of tax loss carryforwards and timing differences		2.76%	(43)
Impact of taxation at 19% rate		-2.76%	43
Impact of other items		-2.24%	35
Effective tax rate and charge		33.12%	(517)

The first-half 2004 tax charge breaks down as follows:

- on ordinary activities: tax charge of €516 million
- on extraordinary items: tax charge of €1 million

Note 36 • Extraordinary items

(in millions of euros)	30/06/04	31/12/03 pro forma	30/06/03 pro forma
Early retirement benefits	2	(16)	(7)
Insurance premiums and indemnities		6	3
Euro			3
Information systems and restructuring	(4)	(28)	(8)
Litigation	(14)	8	6
Other	15	9	(33)
Total	**(1)**	**(21)**	**(36)**

Note 37.2 • Net income before goodwill amortisation at 30 June 2004 by business line[1] [3]

(in millions of euros)	French retail banking	Specialised financial services	Asset management, insurance and private banking	Corporate and investment banking	International retail banking	Proprietary asset management and other activities	Total business lines
Net banking income	**1,692**	**1,176**	**1,410**	**1,956**	**186**	**(122)**	**6,298**
Operating expenses	(1,234)	(678)	(681)	(1,368)	(150)	(230)	(4,341)
Gross operating income	**458**	**498**	**729**	**588**	**36**	**(352)**	**1,957**
Risk-related costs	(76)	(188)	(6)	(15)	(13)	(26)	(324)
Net operating income	**382**	**310**	**723**	**573**	**23**	**(378)**	**1,633**
Share in net income/(loss) of equity affiliates[2]	362	(2)	4	36	139	(3)	536
Net gain/(loss) on fixed asset disposals				41		3	44
Net ordinary income (before tax)	**744**	**308**	**727**	**650**	**162**	**(378)**	**2,213**
Integration-related costs		(9)	(21)	(74)	(1)	(66)	(171)
Extraordinary items		(11)	(2)	(1)		13	(1)
Tax	(175)	(101)	(231)	(120)	(6)	116	(517)
Net charge to/(write-back from) Fund for General Banking Risks						55	55
Net income before goodwill amortisation	**569**	**187**	**473**	**455**	**155**	**(260)**	**1,579**

(1) The above analysis was derived in part from management information systems.
(2) Details of the operations and contribution of the Regional Banks and their subsidiaries to French retail banking are provided in note 37.2.1.
(3) Goodwill arising on Crédit Lyonnais will be allocated by business line by 31 December 2004; consequently the breakdown by business line cannot be provided down to net income.

Note 37.2 • Pro forma net income before goodwill amortisation at 31 December 2003 by business line [1] [3]

(in millions of euros)	French retail banking	Specialised financial services	Asset management, insurance and private banking	Corporate and investment banking	International retail banking	Proprietary asset management and other activities	Total business lines
Net banking income	**3,312**	**2,208**	**2,635**	**4,763**	**359**	**(556)**	**12,721**
Operating expenses	(2,409)	(1,264)	(1,343)	(3,117)	(279)	(477)	(8,889)
Gross operating income	**903**	**944**	**1,292**	**1,646**	**80**	**(1,033)**	**3,832**
Risk-related costs	(157)	(356)	1	(561)	(52)	4	(1,121)
Net operating income	**746**	**588**	**1,293**	**1,085**	**28**	**(1,029)**	**2,711**
Share in net income/(loss) of equity affiliates [2]	630	4	7		209	6	856
Net gain/(loss) on fixed asset disposals				25		(74)	(49)
Net ordinary income (before tax)	**1,376**	**592**	**1,300**	**1,110**	**237**	**(1,097)**	**3,518**
Integration-related costs		(8)	(41)	(313)		(151)	(513)
Extraordinary items	(24)	(1)	(3)	(30)	(2)	39	(21)
Tax	(262)	(219)	(408)	(228)	(12)	407	(722)
Net charge to/(write-back from) Fund for General Banking Risks		2	(5)	8		126	131
Net income before goodwill amortisation	**1,090**	**366**	**843**	**547**	**223**	**(676)**	**2,393**

(1) The above analysis was derived in part from management information systems.
(2) Details of the operations and contribution of the Regional Banks and their subsidiaries to French retail banking are provided in note 37.2.1.
(3) Goodwill arising on Crédit Lyonnais will be allocated by business line by 31 December 2004; consequently the breakdown by business line cannot be provided down to net income.

Note 37.2 • Pro forma net income before goodwill amortisation at 30 June 2003 by business line [1] [3]

(in millions of euros)	French retail banking	Specialised financial services	Asset management, insurance and private banking	Corporate and investment banking	International retail banking	Proprietary asset management and other activities	Total business lines
Net banking income	**1,588**	**1,042**	**1,262**	**2,458**	**187**	**(309)**	**6,228**
Operating expenses	(1,195)	(605)	(683)	(1,595)	(146)	(204)	(4,428)
Gross operating income	**393**	**437**	**579**	**863**	**41**	**(513)**	**1,800**
Risk-related costs	(96)	(171)	(8)	(265)	(20)	14	(546)
Net operating income	**297**	**266**	**571**	**598**	**21**	**(499)**	**1,254**
Share in net income/(loss) of equity affiliates [2]	310	4	4		99	14	431
Net gain/(loss) on fixed asset disposals				(5)		(84)	(89)
Net ordinary income (before tax)	**607**	**270**	**575**	**593**	**120**	**(569)**	**1,596**
Extraordinary items	(6)	(8)	(4)	(2)		(16)	(36)
Tax	(128)	(90)	(200)	(172)	(9)	223	(376)
Net charge to/(write-back from) Fund for General Banking Risks		1	(6)			64	59
Net income before goodwill amortisation	**473**	**173**	**365**	**419**	**111**	**(298)**	**1,243**

(1) The above analysis was derived in part from management information systems.
(2) Details of the operations and contribution of the Regional Banks and their subsidiaries to French retail banking are provided in note 37.2.1.
(3) Goodwill arising on Crédit Lyonnais will be allocated by business line by 31 December 2004; consequently the breakdown by business line cannot be provided down to net income.

Note 37.2.1 • French retail banking - Operations and contribution of regional banks and their subsidiaries

(in millions of euros)	30/06/04	31/12/03 pro forma	30/06/2003 pro forma
Net banking income	**5,860**	**11,040**	**5,589**
Operating expenses	(3,234)	(6,359)	(3,168)
Gross operating income	**2,626**	**4,681**	**2,421**
Risk-related costs	(374)	(851)	(368)
Net operating income	**2,252**	**3,830**	**2,053**
Net gain/(loss) on fixed asset disposals	(2)	(56)	(30)
Net ordinary income (before tax)	**2,250**	**3,774**	**2,023**
Extraordinary items	(62)	(134)	(63)
Tax	(682)	(1,269)	(624)
Charge to Fund for General Banking Risks	(81)	83	(79)
Aggregate reported net income of consolidated regional banks	**1,425**	**2,454**	**1,257**
Aggregate reported net income of consolidated regional banks' subsidiaries	**23**	**46**	**25**
Consolidation restatements and eliminations	52	75	4
Consolidated net income of equity affiliates (100%)	**1,500**	**2,575**	**1,286**
Consolidated net income of equity affiliates (25%)	**375**	**644**	**321**
Consolidation restatements and eliminations	(105)	(97)	(89)
Gain on increase in share of regional banks' retained earnings	2	2	
Gain on increase in share of regional banks' profit[1]	90	81	78
Share in net profit/(loss) of affiliates	**362**	**630**	**310**

(1) Difference between dividends actually paid by the regional banks to Crédit Agricole S.A. and dividends calculated on the basis of Crédit Agricole S.A.'s percentage ownership of the regional banks.

Note 37.3 • Net profit by geographical region [1]

	30/06/04													31/12/03 pro forma	30/06/03 pro forma
	Net banking income	Operating expenses	Gross operating income	Risk-related costs	Operating income	Share in net profit/(loss) of equity affiliates	Net gain on fixed asset disposals	Net ordinary income (before tax)	Integration related costs	Extraordinary items	Tax	Net charge/ (write-back from) Fund for General Banking Risks	Net income before goodwill amortisation	Net income before goodwill amortisation	Net income before goodwill amortisation
France (including overseas *departments* and territories)	4,242	(3,117)	1,125	(300)	825	356	39	1,220	(87)	15	(374)	55	829	1,103	527
Other European Economic Area countries	865	(556)	309	(73)	236	140	5	381	(41)	(13)	(51)	0	276	611	350
Rest of Europe	212	(131)	81	(5)	76	1	0	77	0	(5)	(16)	0	56	115	61
North America	476	(185)	291	20	311	0	0	311	(25)	3	(41)	0	248	306	167
Central and South America	16	(8)	8	1	9	2	0	11	0	0	0	0	11	5	2
Africa and the Middle-East	182	(120)	62	21	83	37	0	120	(1)	0	(14)	0	105	123	62
Asia and Pacific (excluding Japan)	250	(171)	79	11	90	0	0	90	(13)	(1)	(20)	0	56	130	75
Japan	55	(53)	2	1	3	0	0	3	(4)	0	(1)	0	(2)	0	(1)
Total	**6,298**	**(4,341)**	**1,957**	**(324)**	**1,633**	**536**	**44**	**2,213**	**(171)**	**(1)**	**(517)**	**55**	**1,579**	**2,393**	**1,243**

(1) The above analysis was derived in part from management information systems.

Note 38 • Insurance activities

As required by French law, the group applies the specific accounting policies and valuation methods applicable to insurance business as set out in the French Insurance Code.

Note 38.1 • Insurance companies' investments

	30/06/04			31/12/03			30/06/03		
	Gross book value	Net book value	Net fair value	Gross book value	Net book value	Net fair value	Gross book value	Net book value	Net fair value
1-Property investments (incl. assets in progress)	3,430	3,413	3,841	3,115	3,100	3,442	2,793	2,781	3,063
2-Equities and other variable-income securities other than mutual funds	4,085	4,014	4,245	3,781	3,726	3,738	3,589	3,531	3,121
3-Mutual funds other than those in category 4 (below)	10,222	10,222	10,197	8,886	8,884	8,471	8,232	8,152	7,044
4-Mutual funds invested exclusively in fixed-income securities	9,154	9,154	10,397	8,275	8,275	9,696	8,528	8,528	9,906
5-Bonds and other fixed-income securities	89,966	89,964	95,749	88,282	88,944	94,299	83,245	83,966	91,617
6-Mortgage loans	4	4	4	4	4	4	5	5	5
7-Other loans and similar items	343	343	343	422	422	422	428	428	428
8-Deposits with ceding companies	212	212	286	2	2	2	3	3	3
9-Other deposits, cash collateral deposits and other investments	343	343	366	1,559	1,559	1,657	1,591	1,591	1,720
10-Assets backing unit-linked business	14,450	14,450	14,450	13,730	13,731	13,731	12,694	12,694	12,694
Total	**132,209**	**132,119**	**139,878**	**128,056**	**128,647**	**135,462**	**121,108**	**121,679**	**129,601**
Consolidation restatements		**(719)**			**(1,359)**			**(1,344)**	
Net book value		**131,400**			**127,288**			**120,335**	

Note 38.2 • Other insurance-related assets

(in millions of euros)	30/06/04 Life	Non-life	Total	31/12/03 Life	Non-life	Total
Assets connected with direct insurance business	536	300	836	337	234	571
Assets connected with reinsurance business	289	9	298	207	163	370
Deferred acquisition costs	4	67	71	4	49	53
Technical reinsurance valuations			0			0
Unrealised foreign exchange gains	283		283			0
Other assets			0			0
Total	**1,112**	**376**	**1,488**	**548**	**446**	**994**
Consolidation restatements			**(7)**			**(5)**
Net book value			**1,481**			**989**

Pro forma data at 30 June 2003 not available.

Note 38.3 • Analysis of insurance companies' technical reserves

(in millions of euros)	30/06/04 Life	Non-life	Total	31/12/03 Life	Non-life	Total
Unearned premiums reserve	6	417	423	2	326	328
Life reserve	109,931		109,931	104,062		104,062
Claims reserve	1,534	824	2,358	1,167	816	1,983
With profits reserve	1,887	21	1,908	2,440	63	2,503
Equalisation reserves		7	7	23	8	31
Other technical reserves		441	441	45	415	460
Total excluding unit-linked technical reserves	**113,358**	**1,710**	**115,068**	**107,739**	**1,628**	**109,367**
Unit-linked technical reserves	14,466		14,466	13,702		13,702
Total technical reserves - gross	**127,824**	**1,710**	**129,534**	**121,441**	**1,628**	**123,069**
Reinsurers' share in technical reserves	(370)	(147)	(517)	(252)	(137)	(389)
Net technical reserves	**127,454**	**1,563**	**129,017**	**121,189**	**1,491**	**122,680**

Contracts written on the Group's behalf to match its employee liabilities represent less than 1% of total technical reserves.

Pro forma data at 30 June 2003 not available.

Note 38.4 • Other insurance-related liabilities

(in millions of euros)	30/06/04 Life	Non-life	Total	31/12/03 Life	Non-life	Total
Liabilities for cash deposits received from ceding companies against technical insurance commitments	9	2	11	2	2	4
Liabilities connected with direct insurance business	321	134	455	386	113	499
Liabilities connected with reinsurance business	349	105	454	244	201	445
Technical reinsurance valuations	283		283			
Deferred reinsurance commission income						
Unrealised foreign exchange gains			0	2		2
Total	**962**	**241**	**1,203**	**634**	**316**	**950**
Consolidation restatements			**(42)**			**(1)**
Total			**1,161**			**949**

Pro forma data at 30 June 2003 not available.

Note 38.5 • Breakdown of gross margin on insurance activities

(in millions of euros)

	30/06/04			31/12/03			30/06/03 Pro forma		
	Life	Non-life	Total	Life	Non-life	Total	Life	Non-life	Total
Gross premiums	8,556	675	9,231	14,802	1,190	15,992	7,582	577	8,159
Less: reinsurance premiums	(131)	(52)	(183)	(157)	(78)	(235)	(16)	(38)	(54)
Net premiums	**8,425**	**623**	**9 048**	**14,645**	**1,112**	**15,757**	**7,566**	**539**	**8,105**
Investment income	3,061	39	3,100	5,907	82	5,989	2,956	42	2,998
Adjustments related to unit-linked business (capital gains)(1)	227		227	3,015		3,015	1,399		1,399
Other technical income and gains			0			0			0
Underwriting and investment income	**11,713**	**662**	**12,375**	**23,567**	**1,194**	**24,761**	**11,921**	**581**	**12,502**
Claims	(4,450)	(326)	(4,776)	(6,582)	(567)	(7,149)	(3,438)	(271)	(3,709)
Less reinsurance	11	16	27	147	23	170	7	8	15
Net claims	**(4,439)**	**(310)**	**(4,749)**	**(6,435)**	**(544)**	**(6,979)**	**(3,431)**	**(263)**	**(3,694)**
Charges related to technical reserves	(4,146)	(16)	(4,162)	(7,921)	(142)	(8 063)	(4,207)	(69)	(4,276)
Less reinsurer's share in charges related to technical reserves	2	(3)	(1)	(2)	35	33	29	9	38
Net charges related to technical reserves	**(4,144)**	**(19)**	**(4,163)**	**(7,923)**	**(107)**	**(8 030)**	**(4,178)**	**(60)**	**(4,238)**
With-profits provision	(1,928)	(21)	(1,949)	(4,662)	(56)	(4,718)	(1,753)	(23)	(1,776)
Costs connected with investments	(269)	(4)	(273)	(553)	(13)	(566)	(384)	(9)	(393)
Adjustments related to unit-linked business (losses)(1)	(2)		(2)	(2,198)		(2,198)	(1,279)		(1,279)
Other technical expense and losses			0			0			0
Underwriting and investment expense	**(10,782)**	**(354)**	**(11,136)**	**(21,771)**	**(720)**	**(22,491)**	**(11,025)**	**(355)**	**(11,380)**
Gross margin on insurance activities	**931**	**308**	**1,239**	**1,796**	**474**	**2,270**	**896**	**226**	**1,122**
Consolidation restatements			**(41)**			**(32)**			**(19)**
Gross margin on insurance activities			**1,198**			**2,238**			**1,103**

(1) The change of adjustements related to unit-linked business in 2004 corresponds to the Assurances Fédérales Vie contribution ; 2003 data not available. Crédit Agricole Group insurance companies own securities issued by other Group companies in their investment portfolios. These securities and related income are eliminated from the consolidated financial statements. In order to present a realistic economic view of insurance activities in the consolidated statement of income, the income from these securities has been written back to the gross margin on insurance activites, to reflect interest income.

Note 39 • Integration-related costs

(in millions of euros)

	30/06/04			31/12/03 pro forma
	Costs provided for net of reversals of provisions no longer required	*Costs expensed in the year*	Total	Total
Costs charged to income	**81**	**90**	**171**	**513**
o/w:				
• Synergy-related costs	81	85	166	374
• Other integration-related costs		5	5	139
Synergy-related costs charged to shareholders' equity (identifiable liabilities)	**0**	**0**	**0**	**532**
Total synergy-related costs	**81**	**85**	**166**	**906**
o/w:				
• Staff costs	80	6	86	626
• Information systems costs	1	8	9	56
• Property-related costs	0	6	6	102
• Other	0	65	65	122
	81	**85**	**166**	**906**

(1) In addition, €163 million of provisions for synergy-related costs were used during the first half of 2004.

Report limited review on the interim consolidated financial statements

of Crédit Agricole S.A. for the six months ended 30 June 2004
(article L.232-7 of the "Code du Commerce" and 297-1 decree of 23 March 1967)

To the Shareholders,

In our capacity as statutory auditors and pursuant to Article 232-7 of the *Code de Commerce*, we have conducted a limited review of the accompanying interim consolidated financial statements of the Crédit Agricole S.A. group for the six months ended 30 June 2004 and verified the information provided in the interim management report.

The interim consolidated financial statements are the responsibility of the Board of Directors. Our role is to express an opinion on those financial statements based on our limited review.

We conducted our review in accordance with the professional standards applicable in France. Those standards require that we plan and perform our review to obtain assurance about whether the interim consolidated financial statements are free of material misstatement. A review does not include all the controls contained in a full audit procedure, but consists principally of applying analytical procedures and making the enquiries we deemed necessary of group management and other competent persons. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit.

Based on our limited review, nothing has come to our attention giving cause to believe that the accompanying consolidated interim financial statements, prepared in accordance with French accounting principles, do not present fairly, in all material respects, the assets, financial position and results of all the companies included in the scope of consolidation.

We also examined the information contained in the interim management report commenting on the interim consolidated financial statements subject of our limited review, in accordance with the professional standards applicable in France. We have no comment to make as to the fairness of that information nor its consistency with the interim consolidated financial statements.

8 September 2004

Statutory Auditors

PRICEWATERHOUSECOOPERS AUDIT
Gérard Hautefeuille

BARBIER FRINAULT & AUTRES
ERNST & YOUNG
Valérie Meeus

Extract from the financial statements for Crédit Agricole S.A.
(parent company)

Crédit Agricole S.A. (parent company) balance sheets
at 30 June 2004, 31 December 2003 and 30 June 2003

Asset (in millions of euros)	30/06/04	31/12/03	30/06/03
Cash, money market and interbank items	**43,599**	**36,637**	**38,681**
Cash, due from central banks and French postal system	2,562	211	374
Treasury bills and similar items	4,092	5,467	4,394
Due from banks	36,945	30,959	33,913
Crédit Agricole internal transactions	**162,204**	**157,718**	**155,380**
Customer-related items	**2,922**	**1,660**	**3,693**
Other loans	2,809	1,476	2,209
Customer current account receivables	113	184	1,484
Securities	**11,588**	**12,388**	**10,820**
Bonds and other fixed-income securities	9,005	8,350	6,846
Shares and other variable-income securities	2,583	4,038	3,974
Investments, bank premises and equipment	**44,835**	**43,234**	**41,553**
Investments and other long-term equity investments	11,709	11,388	11,623
Investments in subsidiary and affiliated companies	32,927	31,645	29,730
Intangible assets, bank premises and equipment	199	201	200
Treasury shares	**401**	**38**	**39**
Other assets, sundry accounts and prepaid expenses	**14,819**	**15,160**	**15,924**
Other assets	6,550	6,768	6,317
Sundry accounts and prepaid expenses	8,269	8,392	9,607
Total assets	**280,368**	**266,835**	**266,090**

Extract from the financial statements for Crédit Agricole S.A.

(parent company)

Crédit Agricole S.A. (parent company) balance sheets

at 30 June 2004, 31 December 2003 and 30 June 2003

Liabilities (in millions of euros)	30/06/04	31/12/03	30/06/03
Money market and interbank items	**29,933**	**18,768**	**20,351**
Due to central banks and current accounts with French postal system	-	-	-
Due to banks	29,933	18,768	20,351
Crédit Agricole internal transactions	**13,106**	**13,518**	**16,241**
Current accounts	4,398	3,453	5,726
Time accounts and advances	8,708	10,065	10,515
Customer-related items	**162,191**	**160,539**	**155,536**
Special savings schemes	154,531	151,907	146,826
Other accounts	7,660	8,632	8,710
Debts represented by a security	**23,759**	**21,256**	**23,769**
Miscellaneous sundry accounts and liabilities	**11,953**	**14,198**	**13,518**
Other liabilities	1,657	2,836	3,688
Sundry accounts and unearned income	10,296	11,362	9,830
Reserves and subordinated debt	**17,281**	**17,173**	**17,096**
General reserves for expenses and losses	1,169	1,186	1,260
Subordinated debt	16,112	15,987	15,836
Fund for General Banking Risks	**1,280**	**1,335**	**1,398**
Shareholders' equity excluding FGBR	**20,865**	**20,048**	**18,181**
Share capital	4,421	4,421	3,976
Additional paid-in capital	12,260	12,260	10,400
Reserves	2,553	2,599	2,599
Retained earnings	9	153	159
Regulated reserves and investment grants	3	4	5
Net income for the year	1,619	611	1,042
Total liabilities	**280,368**	**266,835**	**266,090**

Crédit Agricole S.A. (parent company) statements of off-balance sheet commitments

at 30 June 2004, 31 December 2003 and 30 June 2003

(in millions of euros)	30/06/04	31/12/03	30/06/03
Guarantees and commitments given	**19,073**	**19,516**	**20,950**
Financing commitments given	**6,088**	**6,880**	**5,708**
Commitments to banks and credit institutions	4,862	4,801	4,830
Commitments to Crédit Agricole entities	956	1,808	687
Commitments to customers	270	271	191
Guarantees given	**12,529**	**12,636**	**14,587**
Guarantees to banks and credit institutions	8,615	8,460	10,330
Guarantees to Crédit Agricole entities	3,497	3,759	3,840
Guarantees to customers	417	417	417
Commitments related to securities	**456**	**-**	**655**
Guarantees and commitments received	**4,342**	**4,293**	**4,424**
Financing commitments received	**4,203**	**4,158**	**4,266**
Commitments from banks and credit institutions	383	379	204
Commitments from Crédit Agricole entities	3,820	3,779	4,062
Guarantees received	**139**	**135**	**158**
Guarantees from banks and credit institutions	122	115	134
Guarantees from Crédit Agricole entities	5	5	6
Guarantees from customers	12	15	18

Crédit Agricole S.A (parent company) statements of income

at 30 June 2004, 31 December 2003 and 30 June 2003

(in millions of euros)	30/06/04	31/12/03	30/06/03
Net interest income	**(212)**	**374**	**227**
Income from variable-income securities	**1,975**	**1,440**	**1,320**
Net commission and fee income	**(225)**	**(890)**	**(450)**
Net income from financial transactions	**36**	**(109)**	**(87)**
Other net banking income	**(14)**	**(57)**	**(9)**
Net banking income	**1,560**	**758**	**1,001**
Operating expenses	**(184)**	**(345)**	**(184)**
Personnel costs	(91)	(165)	(94)
Other operating costs	(83)	(159)	(80)
Depreciation and amortisation	(10)	(21)	(10)
Gross operating income	**1,376**	**413**	**817**
Risk-related costs	**(47)**	**(44)**	**(1)**
Net operating income	**1,329**	**369**	**816**
Net income (loss) on fixed assets	**14**	**(226)**	**(8)**
Pre-tax ordinary income	**1,343**	**143**	**808**
CA/CL integration-related costs	(56)	(79)	-
Net extraordinary items	0	(14)	(3)
Corporate income tax	276	432	172
Net allocation to Fund for General Banking Risks and regulated reserves	56	129	65
Net income	**1,619**	**611**	**1,042**

Changes in shareholders' equity

Change in reserves	Share capital	Share premium reserves and retained earnings	Regulated reserves Investment grants	Total shareholders' equity
At 31 December 2001	**2,917**	**8,850**	**4**	**11,771**
Dividends paid in 2001		(535)		(535)
Changes in share capital(1)				
Changes in share issue premiums(2)				
Net income for 2002		1,008		1,008
Other changes	-	-	1	1
At 31 December 2002	**2,917**	**9,323**	**5**	**12,245**
Dividends paid in 2002		(729)		(729)
Changes in share capital(1)	1,504			1,504
Changes in share issue premiums(2)		6,306		6,306
Net income for 2003		611		611
Other changes(3)	-	112	(1)	111
At 31 December 2003	**4,421**	**15,623**	**4**	**20,048**
Dividends paid in 2003		(801)		(801)
Changes in share capital(1)				
Changes in share issue premiums(2)				
Net income for the six months to 30 June 2004		1,619		1,619
Other changes	-		(1)	(1)
At 30 June 2004	**4,421**	**16,441**	**3**	**20,865**

The number and nominal value of the shares comprising the share capital are given in Note 1 - Legal and financial background

(1) Breakdown of changes in share capital by origin	31/12/02	31/12/03	30/06/04
Payment of dividends in shares	77	-	-
Capital increase for cash	51	445	-
Capital increase by asset contribution	548	1,059	-

(2) Breakdown of changes in share premium reserves by origin	31/12/02	31/12/03	30/06/04
Payment of dividends in shares	-	-	-
Capital increase for cash	134	1,860	-
Capital increase by asset contribution	1,192	4,446	-

(3) Other changes in 2003: €118 million transferred to retained earnings due to the impact of the change in method of accounting for bond issuance expenses.

Investments in subsidiaries and affiliates

Company and address		Currecy	Share capital	Retained earnings and other resserves	% ownership	Book value of investments		loans and advances outstanding granted by CA S.A.	Guarantees and endorsements given by CA S.A.	Revenues for the year to 30/06/04	Net income for the year to 30/06/04	Dividends received by CA S.A during the year
			(in millions of local currency units)			(in millions of euros)		(in millions of euros)				
			30/06/04	30/06/04	30/06/04	Gross	Net					
INVESTMENTS WHOSE BOOK VALUE EXCEEDS 1% OF CA S.A.'S SHARE CAPITAL												
1. Banking subsidiaries (more than 50% owned)						**26,769**	**26,456**					
BANCO BISEL	Bartolome Mire 602 2000 Rosario SANTA FE (Argentine)	Pesos	N.A.	N.A.	99.2	237	-	-	-	N.A.	N.A.	-
CA PREFERRED FUNDING LLC	C/O Crédit Agricole Indosuez 666 Third Avenue NY 10017 USA	USD	2,910	(1)	67.0	106	106	-	-	80	99	-
CL DE DEVELOPPEMENT DE LA CORSE	Avenue Napoléon III 20193 AJACCIO	Euros	99	-	99,8	99	23	-	-	-	-	-
CREDIT LYONNAIS	18, Rue de la République 69000 LYON	Euros	1,833	3,403	94.8	13,998	13,998	978	-	2,092	591	453
FINAREF SA	6, Rue Emile Moreau 59100 ROUBAIX	Euros	14	377	90.0	2,047	2,047	314	93	292	104	48
FONCARIS	91/93, Boulevard Pasteur 75015 PARIS	Euros	225	108	100.0	320	320	-	-	55	31	29
IDIA PARTICIPATIONS	100, Boulevard du Montparnasse 75014 PARIS	Euros	144	101	77.9	185	185	-	-	12	9	-
CALYON	9, quai Paul Doumer 92400 COURBEVOIE	Euros	3,120	6,414	95.2	8,521	8,521	3,280	2	2,168	349	406
FINAREF GROUP AB	Box 932 501 10 Boras SWEDEN	SeK	n.m.	16	90.0	244	244	-	-	55	18	15
LUKAS SA	pL Orlat LWOWSKICH 1, 53 605 WROCLAW (Pologne)	Zlotis	1	174	19.3	90	90	44	19	25	6	-
SEGESPAR	90 Boulevard Pasteur - Immeuble Cotentin 75015 Paris Cedex	Euros	8	838	94.0	589	589	75	-	123	103	83
UCABAIL	1-3 rue du Passeur de Boulogne 92861 ISSY LES MOULINEAUX CEDEX 9	Euros	92	369	99.8	333	333	4,750	17	102	5	24
2. Banking affiliates (10-50% owned)						**10,005**	**9,953**					
BANCA INTESA S.p.A.	Piazza Paolo Ferrari, 10 20121 MILANO (Italie)	Euros	3,561	10,221	16.9	3,243	3,191	-	-	N.C	876	199
CREDIT LOGEMENT	50, Boulevard Sébastopol 75003 PARIS	Euros	1,124	55	16.5	215	215	-	68	104	49	-
CR ALPES PROVENCE	25 chemin des trois cyprés 13037 AIX EN PROVENCE CEDEX 2	Euros	160	701	25.0	210	210	4,226	-	287	70	5
CR ALSACE VOSGES	1, place de la Gare BP 440 67008 STRASBOURG CEDEX	Euros	108	532	25.0	131	131	3, 466	-	177	54	4
CR ANJOU ET MAINE	40, rue Prémartine 72000 LE MANS	Euros	290	978	25.0	234	234	5,175	-	320	74	-
CR AQUITAINE	304, boulevard du Président Wilson 33076 BORDEAUX CEDEX	Euros	111	1,510	25.0	310	310	4,963	-	355	176	9
CR ATLANTIQUE VENDEE	Route de PARIS 44949 NANTES	Euros	169	844	25.1	196	196	5,438	1	320	70	5
CR BRIE	24, avenue du Maréchal Foch 77101 MEAUX	Euros	77	437	25.0	107	107	2,818	-	173	42	4
CR CALVADOS	15, esplanade Brillaud de Laujardière 14050 CAEN CEDEX	Euros	67	197	25.0	53	53	1,524	-	101	23	2

Company and address		Currecy	Share capital	Retained earnings and other reserves	% ownership	Book value of investments		loans and advances outstanding granted by CA S.A.	Guarantees and endorsements given by CA S.A.	Revenues for the year to 30/06/04	Net income for the year to 30/06/04	Dividends received by CA S.A during the year
			(in millions of local currency units)			(in millions of euros)			(in millions of euros)			
			30/06/04	30/06/04	30/06/04	Gross	Net					
CR CENTRE FRANCE	3, avenue de la Libération 63045 CLERMOND FERRAND CEDEX 9	Euros	139	1,412	25.0	318	318	5,378	-	379	140	10
CR CENTRE LOIRE	8,allée des collèges 18920 BOURGES CEDEX	Euros	178	806	25.0	182	182	4,752	-	296	75	5
CR CENTRE OUEST	29, boulevard de Vanteaux BP 509 87044 LIMOGES CEDEX	Euros	54	408	25.0	89	89	2,161	-	130	34	2
CR CENTRE EST	1, rue Pierre de Truchis de Lays 69541 CHAMPAGNE AU MONT D'OR	Euros	151	1 447	25.0	323	323	6,693	-	465	108	8
CR CHAMPAGNE BOURGOGNE	269, faubourg CRONCELS 10000 TROYES	Euros	247	519	25.0	114	114	4,051	-	251	48	4
CR CHARENTE PERIGORD	rue d' EPAGNAC 269, faubourg CRONCELS BP21 16800 SOYAUX	Euros	175	283	25.0	77	77	2,272	-	156	37	3
CR CHARENTE MARITIME DEUX SEVRES	12, boulevard Guillet-Maillet 17100 SAINTES	Euros	98	572	25.0	130	130	3,722	-	223	49	3
CR COTE D'ARMOR	La Croix Tual 22440 PLOUFRAGAN	Euros	95	494	25.0	118	118	2,775	-	168	72	4
CR DES SAVOIE	PAE Les Glaisins 4, av du Pré Félin 74985 ANNECY CEDEX 09	Euros	199	512	25.0	152	152	6,321	1	305	77	4
CR FINISTERE	7, route du Loch 29555 QUIMPER CEDEX 9	Euros	133	546	25.0	135	135	3,453	-	217	43	3
CR FRANCHE COMTE	11, avenue Elisée Cusenier 25084 BESANCON CEDEX 9	Euros	131	408	25.0	109	109	3,398	-	192	47	3
CR GARD	408, chemin du Mas de Cheylon 30000 NIMES	Euros	87	283	25.0	77	77	2,079	-	150	39	2
CR ILLE ET VILAINE	19,rue du Pré Perché BP 2025X 35040 RENNES CEDEX	Euros	113	500	25.0	121	121	3,520	-	184	43	3
CR LOIRE HAUTE-LOIRE	94, rue Bergson 42000 SAINT ETIENNE	Euros	73	628	25.0	131	131	2,763	-	282	59	3
CR LORRAINE	56, 58 av André Malraux 54017 METZ CEDEX	Euros	53	482	25.0	115	115	3,363	-	204	59	2
CR MIDI	Avenue du Montpelleret - MAURIN 34977 LATTES CEDEX	Euros	103	699	25.0	162	162	3,664	-	260	68	5
CR MORBIHAN	Avenue de Kéranguen 56956 VANNES CEDEX 9	Euros	77	370	25.0	92	92	2,767	-	174	37	3
CR NORD-EST	25, rue Libergier 51100 REIMS	Euros	172	1,084	25.0	252	252	5,484	-	396	83	4
CR NORMAND	Avenue de Paris 50000 SAINT-LO	Euros	84	683	25.0	152	152	3,466	-	202	61	4
CR NORMANDIE SEINE	Cité de l'agriculture BP 800 76230 BOIS GUILLAUME CEDEX	Euros	82	654	25.0	162	162	3,680	1	284	55	4
CR OISE	18, rue d'Allonne 60000 BEAUVAIS	Euros	110	468	25.0	178	178	2,097	-	139	39	3
CR PARIS ET ILE DE FRANCE	26, quai de la Rapée 75012 PARIS	Euros	58	1,705	25.0	488	488	7,998	-	617	240	16
CR NORD DE FRANCE	27 à 33 Grande Place 62009 ARRAS	Euros	147	1,413	25.6	378	378	6,256	-	464	127	10
CR NORD MIDI PYRENEES	219, avenue Francois Verdier 81000 ALBI	Euros	141	750	25.0	181	181	4,754	-	300	84	6
CR PROVENCE COTE D'AZUR	Avenue Paul Arène les Négadis 83002 DRAGUIGNAN	Euros	74	740	25.0	166	166	3,818	-	285	64	5

Company and address		Currecy	Share capital	Retained earnings and other resserves	% ownership	Book value of investments		Loans and advances outstanding granted by CA S.A.	Guarantees and endorsements given by CA S.A.	Revenues for the year to 30/06/04	Net income for the year to 30/06/04	Dividends received by CA S.A during the year
			(in millions of local currency units)			(in millions of euros)		(in millions of euros)				
			30/06/04	30/06/04	30/06/04	Gross	Net					
CR PYRENEES GASCOGNE	11 Bd Pt Kennedy BP 329 65003 TARBES CEDEX	Euros	80	570	25.0	139	139	3,478	-	251	55	4
CR REUNION	Parc Jean de Cambiaire 97462 SAINT DENIS CEDEX	Euros	48	298	25.0	73	73	1,335	-	101	24	-
CR SOMME	500, rue Saint Fuscien 80095 AMIENS CEDEX 3	Euros	105	311	25.0	106	106	1,723	-	116	24	3
CR SUD MEDITERRANEE	30, rue Pierre Bretonneau 66000 PERPIGNAN	Euros	25	301	25.8	66	66	1,696	-	112	31	-
CR SUD RHONE ALPES	15-17 , rue Paul Claudel BP 67 38041 GRENOBLE CEDEX 09	Euros	100	611	25.0	138	138	4,335	-	254	60	4
CR TOULOUSE ET MIDI TOULOUSAIN	6-7, place Jeanne d'Arc 31000 TOULOUSE	Euros	137	424	25.0	110	110	2,530	-	168	36	2
CR TOURAINE ET POITOU	18, rue Salvador Allende 86000 POITIERS	Euros	146	632	25.0	168	168	3,284	-	207	63	5
CR VAL DE FRANCE	1, rue Daniel Boutet 28000 CHARTRES	Euros	69	468	25.0	104	104	2,502	-	162	33	2
3. Other subsidiaries (over 50% owned)						**6,161**	**6,023**					
CA BOURSE	91/93, boulevard Pasteur 75015 PARIS	Euros	44	437	99.5	262	262	-	-	29	130	-
CA DEVEUROPE BV	C/o Corporate Services - Olympic Plaza Fred. Roeskestraat 123 1076 EE - AMSTERDAM (Pays-Bas)	Euros	6	576	100.0	594	594	-	-	-	-	-
DELFINANCES	91/93, boulevard Pasteur 75015 PARIS	Euros	151	26	100.0	171	171	-	-	19	2	2
FIRE CA	91/93, boulevard Pasteur 75015 PARIS	Euros	152	(26)	51.0	78	53	-	-	1	(18)	-
PACIFICA	91/93, boulevard Pasteur 75015 PARIS	Euros	112	7	60.0	72	72	-	-	156	17	-
PREDICA	50-56, rue de la Procession 75015 PARIS	Euros	430	1,957	100.0	2,342	2,342	-	6,098	933	328	313
SACAM (SACAM I, 2, 3, SOFINCO)	91/93, boulevard Pasteur 75015 PARIS	Euros	1,602	647	100.0	1,615	1,615	5,090	-	605	88	8
SEFA	91/93, boulevard Pasteur 75015 PARIS	Euros	67	3	100.0	57	57	-	-	-	2	5
SOPAR	91/93, boulevard Pasteur 75015 PARIS	Euros	43	13	100.0	75	75	-	-	6	5	-
U.I.	100, boulevard du Montparnasse 75014 PARIS	Euros	409	217	99.8	724	724	-	-	29	70	-
UNIFICA	91/93, boulevard Pasteur 75015 PARIS	Euros	40	12	100.0	171	58	-	-	10	6	-
4. Other affiliates (10-50% owned)						**804**	**786**					
BESPAR	Rua Saõ Bernardo 62, 1200 LISBONNE (Portugal)	Euros	683	285	22.9	272	255	24	-	42	36	3
EURAZEO	3, rue Jacques Bingen 7 5017 PARIS	Euros	143	1,286	15.4	465	465	-	-	-	-	6
SCI SOCIETE IMMOBILIERE DE LA SEINE	91/93, boulevard Pasteur 75015 PARIS	Euros	129	-	45.5	67	66	-	-	-	3	1
Other investments (book value less than 1% of Crédit Agricole S.A.'s share capital)						1,151	1,011					
Banking subsidiaries						346	308					
Banking affiliates						504	489					
Other subsidiaries						194	126					
Other affiliates						108	87					
Total subsidiaries and affiliates						**44,889**	**44,228**					
Advances and accrued income						414	407					
Net book value						**45,303**	**44,635**					

Annual General Meeting of Crédit Agricole S.A. (press release of 19 May 2004)

Crédit Agricole S.A. held its annual general meeting of shareholders on Wednesday, 19 May 2004. The meeting was chaired by René Carron, Chairman, and Jean Laurent, Chief Executive Officer.

Some one thousand shareholders attended, giving a quorum of 68%. The meeting was therefore able to vote on all the proposed resolutions, including the extraordinary ones. All resolutions were passed, within a range of 94% to 99% of votes cast.

The net dividend for 2003 was set at €0.55 (excluding tax credits) and will be payable as of 28 May 2004.

At the meeting, the shareholders elected the following as directors:

- Alain Diéval, Chief Executive Officer of "*Caisse Régionale de Crédit Agricole* Nord de France*",
- Daniel Lebègue, Chairman of the *Institut Français des Administrateurs* (French Institute of Directors),
- Michel Michaut, Chairman of "*Caisse Régionale de Crédit Agricole Champagne-Bourgogne*".

The shareholders also re-elected Messrs Pierre Bru, Yves Couturier, Pierre Kerfriden and Jean Le Brun as directors for a further three-year term.

* "Caisse Régionale de Crédit Agricole": Crédit Agricole Regional Bank

Composition of the administrative and executive bodies

Board of Directors of Crédit Agricole S.A. (composition at 21 May 2004)

• **René Carron**
Chairman of the Board of Directors
Chairman, CRCAM* des Savoie
Deputy Chairman, FNCA

• **Jean-Marie Sander**
Deputy Chairman of the Board of Directors
(Representative of SAS Rue La Boétie)
Chairman, CRCAM Alsace-Vosges
Chairman, FNCA and SAS Rue La Boétie

• **Yves Couturier**
Deputy Chairman of the Board of Directors
Chief Executive Officer, CRCAM Sud Rhône-Alpes
Deputy Chairman, SAS Rue La Boétie
General Secretary, FNCA

• **Noël Dupuy**
Deputy Chairman of the Board of Directors
Chairman, CRCAM de la Touraine et du Poitou
Deputy Chairman, FNCA

• **Pierre Bru**
Chairman, CRCAM Quercy Rouergue

• **Alain Diéval**
Chief Executive Officer, CRCAM Nord de France

• **Xavier Fontanet**
Chairman & Chief Executive, Essilor International

• **Carole Giraud Vallentin**
Director representing the employee shareholders

• **Roger Gobin**
Chairman, CRCAM Atlantique-Vendée

• **Pierre Kerfriden**
Chief Executive Officer, CRCAM du Finistère

• **Daniel Lebègue**
Chairman, French Institute of Directors

• **Jean Le Brun**
Chairman, CRCAM Normand

• **Jean-Michel Lemétayer**
Chairman, FNSEA

• **Bernard Mary**
Chief Executive Officer, CRCAM Nord Est

• **Gérard Mestrallet**
Chairman & Chief Executive, Suez

• **Michel Michaut**
Chairman, CRCAM de Champagne-Bourgogne

• **Jean-Pierre Pargade**
Chairman, CRCAM Aquitaine

• **Corrado Passera**
Chief Executive Officer, Banca Intesa

• **Jean-Claude Pichon**
Chief Executive Officer, CRCAM du Midi

• **Henri Corbel**
Director representing the employees

• **Michel Guermeur**
Director representing the employees

• **Henri Moulard**
Non-voting Director
Chairman, Truffle Venture (Invest in Europe)
Chairman, HM et Associés (SAS)

• **Daniel Coussens**
Works Council representative

* CRCAM: Caisse régionale de Crédit Agricole Mutuel (Regional Bank)

Management Board (composition at 1 September 2004)

- **Jean Laurent**
Chief Executive Officer, Crédit Agricole S.A.

- **Edouard Esparbès**
Deputy Chief Executive Officer, Crédit Agricole S.A.
Chief Executive Officer, Calyon

- **Georges Pauget**
Deputy Chief Executive Officer, Crédit Agricole S.A.
Chief Executive Officer, Crédit Lyonnais

- **Jacques Baudouin**
Deputy Chief Executive Officer, Crédit Lyonnais

- **Aline Bec**
Head of Bank Operations Information Systems

- **Jérôme Brunel**
Head of Group Human Resources

- **Thierry Coste**
Head of Asset Management and Securities/Institutional Financial Services
Chairman & Chief Executive, CAAM

- **Ariberto Fassati**
Deputy Chief Executive Officer, Calyon

- **Gilles Guitton**
Head of General Secretariat

- **Jean-Frédéric de Leusse**
Head of International Retail Banking and Investment Capital

- **Gilles de Margerie**
Group Chief Financial Officer and Head of Group Risk Management

- **Bernard Michel**
Head of Operations and Logistics

- **Yves Perrier**
Deputy Chief Executive Officer, Calyon

- **Patrick Valroff**
Head of Specialised Financial Services
Chairman & Chief Executive, Sofinco

Information concerning the share capital

The share capital of Crédit Agricole S.A. amounts to €4,420,567,311 since 24 November 2003, divided into 1,473,522,437 fully paid shares each with a nominal value of €3.

Ownership structure at 30 June 2004:

Shareholders	Number of shares	% capital
SAS Rue La Boétie (1)	783,146,587	53.15%
SNC Crédit Agricole Transactions (2)	6,102,837	0.41%
Treasury shares (3)	21,649,126	1.47%
Float (4)	662,623,887	44.97%
Total	**1,473,522,437**	**100%**

(1) SAS Rue La Boétie is wholly-owned by the Crédit Agricole Regional Banks.
(2) Shares purchased in February 2002 under the liquidity mechanism established at the time of the initial public offering.
(3) Shares purchased under the share buyback programmes and held directly on Crédit Agricole S.A.'s balance sheet to hedge employee stock options granted.
(4) Including, at 30 June 2004, 74,347,374 shares held by employees through the Group's employee share ownership plans.

AMF cross-reference table

This cross-reference table shows the principal headings required under *Autorité des Marchés Financiers* (AMF) regulations, together with the relevant pages number of this document and of Shelf Registration Document R.04-073, to which this document is an update.

AMF HEADING	Page no. of the 2003 Business Review section of the shelf-registration document	Page no. of the 2003 Financial Statement and Legal and Administrative information section of the shelf-registration document	Page no. of this document
Statement by persons responsible			
Statement by persons responsible for the shelf-registration document		190	2
Statement by the Statutory Auditors		192	3
Disclosure policy	90		
General information			
Company			
General information about the company		166	
Share capital			
Specific provisions (restrictions on the exercise of voting rights, etc.)		172	
Authorised unissued capital		175	
Potential capital		175	
5-year statement of changes in share capital		24	
Market in the shares			
Trends in share price and trading volumes (18 months)	87		
Dividends	89	23, 175, 181	
Market in debt securities		175	
Share capital and voting rights			
Current ownership of share capital and voting rights	87	174	73
Changes in ownership		174	
Shareholders' agreements	87	174	
Group operations			
Group organisation (relations between parent company and subsidiaries, information about subsidiaries)	inside front cover, 92		
Group key figures	6		
Sector data (business segment, geographical region and/or country)	7	8, 40, 90, 148	10
Markets and competitive positioning	14-67		
Performance indicators (value creation, etc.)	89		
Analysis of group risk exposure			
Risk factors		31-49	
Market risk (liquidity, interest rate, exchange rate, equities)		31-47	27
Business-specific risks (dependence on suppliers, customers, sub-contractors, agreements, etc.)		47-49	24-28
Legal risks (specific regulations, concessions, patents, licences, significant litigation, exceptional events, etc.)		48	28
Industrial and environmental risks	86		
Insurance and risk cover		49	
Assets, financial position and results			
Consolidated financial statements and notes		6, 63, 98	30
Off-balance sheet items		66, 82, 100, 140	32
Fees paid to Statutory Auditors and members of their networks		191	
Pro forma financial information		5, 64	7,30
Regulatory prudential ratios		20	19
Parent company financial statements		157	65
Corporate governance			
Composition and operation of the administrative, executive and supervisory bodies	8	51, 52	72
Composition and operation of special committees		52, 53	
Executive Directors (compensation and benefits, stock options granted and exercised, share warrants and warrants to subscribe for founders' shares)		168	
Regulated related-party agreements		178	
Recent developments and outlook			
Recent developments		25	20
Outlook		25	22

Crédit Agricole S.A.
A French limited company with a share capital of € 4,420,567,311
Paris Trade and Company Registry No. 784 608 416
91-93, boulevard Pasteur - 75015 Paris - France
Tel. 33 (0) 1 43 23 52 02
www.credit-agricole-sa.fr

<u>Half-year 2004 financial statements</u>

Please see attached English language version.

CRÉDIT AGRICOLE S.A.

FINANCIAL STATEMENTS

HALF-YEAR 2004 RESULTS

CREDIT AGRICOLE S.A. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS FOR 30 JUNE 2004, 31 DECEMBER 2003 AND 30 JUNE 2003

Notes	ASSETS (in millions of euros)	30/06/2004	31/12/2003	31/12/2003 pro forma	30/06/2003	30/06/2003 pro forma
	CASH, MONEY MARKET AND INTERBANK ITEMS	**180,859**	**172,246**	**172,246**	**188,617**	**188,617**
	Cash, due from central banks and French postal system	15,238	12,370	12,370	10,103	10,103
5	Treasury bills and similar items	59,887	65,522	65,522	74,404	74,404
3	Due from banks	105,734	94,354	94,354	104,110	104,110
3	**CREDIT AGRICOLE INTERNAL TRANSACTIONS**	**162,125**	**157,648**	**157,648**	**155,309**	**155,309**
4	**CUSTOMER-RELATED ITEMS**	**155,327**	**148,420**	**148,420**	**166,558**	**166,558**
4	**LEASE FINANCING**	**13,253**	**13,033**	**13,033**	**12,843**	**12,843**
5	**SECURITIES**	**72,341**	**77,992**	**77,992**	**80,238**	**80,238**
	Bonds and other fixed-income securities	44,231	50,089	50,089	51,754	51,754
	Shares and other variable-income securities	28,110	27,903	27,903	28,484	28,484
38.1	**INSURANCE COMPANIES' INVESTMENTS**	**131,400**	**127,288**	**127,288**	**120,335**	**120,335**
	REINSURERS'SHARE IN TECHNICAL RESERVES	**517**	**389**	**389**	**272**	**272**
	INVESTMENTS, BANK PREMISES AND EQUIPMENT	**22,242**	**21,829**	**21,829**	**21,328**	**21,328**
6	Investments in non-consolidated affiliates and other long-term securities	2,821	2,747	2,747	2,804	2,804
7	*Investments in equity affiliates*	12,804	12,294	12,294	11,802	11,802
8	Intangible assets, bank premises and equipment	6,617	6,788	6,788	6,722	6,722
12	**GOODWILL**	**9,696**	**9,658**	**9,658**	**9,679**	**9,679**
	OTHER ASSETS, SUNDRY ACCOUNTS AND PREPAID EXPENSES	**64,647**	**57,482**	**57,539**	**68,890**	**68,947**
	Other assets	39,987	42,503	42,560	47,208	47,265
38.2	Other assets related to insurance activities	1,481	989	989	865	865
	Sundry accounts and prepaid expenses	23,179	13,990	13,990	20,817	20,817
	TOTAL ASSETS	**812,407**	**785,985**	**786,042**	**824,069**	**824,126**

Notes	LIABILITIES AND SHAREHOLDERS'EQUITY (in millions of euros)	30/06/2004	31/12/2003	31/12/2003 pro forma	30/06/2003	30/06/2003 pro forma
	MONEY MARKET AND INTERBANK ITEMS	**150,425**	**125,127**	**125,287**	**137,883**	**138,043**
	Due to central banks and current accounts with French postal system	251	290	290	152	152
13	Due to banks	150,174	124,837	124,997	137,731	137,891
13	**CREDIT AGRICOLE INTERNAL TRANSACTIONS**	**13,097**	**13,502**	**13,502**	**16,235**	**16,235**
14	**CUSTOMER-RELATED ITEMS**	**289,356**	**297,765**	**297,765**	**304,711**	**304,711**
	Special savings schemes	183,576	180,204	180,204	174,606	174,606
	Other accounts	105,780	117,561	117,561	130,105	130,105
15	**DEBTS REPRESENTED BY A SECURITY**	**104,372**	**90,505**	**90,505**	**102,413**	**102,413**
38.3	**INSURANCE COMPANIES' TECHNICAL RESERVES**	**129,534**	**123,069**	**123,069**	**117,536**	**117,536**
	OTHER LIABILITIES, SUNDRY ACCOUNTS AND UNEARNED INCOME	**72,073**	**81,858**	**81,858**	**92,914**	**92,914**
	Other liabilities	45,752	60,090	60,090	69,457	69,457
38.4	Other liabilities related to insurance activities	1,161	949	949	493	493
	Sundry accounts and unearned income	25,160	20,819	20,819	22,964	22,964
	RESERVES AND SUBORDINATED DEBT	**23,260**	**24,201**	**24,201**	**25,688**	**25,688**
17	General risks and liabilities reserves	5,135	5,487	5,487	5,276	5,276
	Mutual security deposits	33	28	28	22	22
19	Subordinated debt	18,092	18,686	18,686	20,390	20,390
18	**FUND FOR GENERAL BANKING RISKS**	**1,887**	**1,944**	**1,944**	**2,055**	**2,055**
20	**MINORITY INTERESTS**	**4,253**	**4,443**	**4,457**	**3,901**	**3,903**
20	**SHAREHOLDERS'EQUITY (excl. FGBR)**	**24,150**	**23,571**	**23,454**	**20,733**	**20,628**
	Share capital	4,418	4,418	4,418	3,923	3,923
	Additional paid-in capital	12,822	12,822	12,822	10,962	10,962
	Investment grants	194	128	128	127	127
	Consolidated reserves and retained earnings	5,641	5,177	4,946	5,101	4,882
	Net income for the year	1,075	1,026	1,140	620	734
	TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**812,407**	**785,985**	**786,042**	**824,069**	**824,126**

CREDIT AGRICOLE S.A. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OFF-BALANCE SHEET ITEMS
FOR 30 JUNE 2004, 31 DECEMBER 2003 AND 30 JUNE 2003

Notes	(in millions of euros)	30/06/2004	31/12/2003	31/12/2003 pro forma	30/06/2003	30/06/2003 Pro forma
	GUARANTEES AND COMMITMENTS GIVEN	**176,072**	**171,045**	**171,045**	**194,167**	**194,167**
23	**FINANCING COMMITMENTS GIVEN**	**102,263**	**101,324**	**101,324**	**107,655**	**107,655**
	Banks and financial institutions	11,406	9,114	9,114	17,048	17,048
	Crédit Agricole entities	956	1,807	1,807	687	687
	Customers	89,901	90,403	90,403	89,920	89,920
23	**GUARANTEES GIVEN**	**62,817**	**65,186**	**65,186**	**69,851**	**69,851**
	Banks and financial institutions	10,414	15,673	15,673	20,119	20,119
	Crédit Agricole entities	2,941	2,993	2,993	3,047	3,047
	Customers	49,462	46,520	46,520	46,685	46,685
	GUARANTEES GIVEN BY INSURANCE COMPANIES	**1,208**	**955**	**955**	**816**	**816**
23	**COMMITMENTS ON SECURITIES**	**9,784**	**3,580**	**3,580**	**15,845**	**15,845**
	Securities bought with repurchase option				4	4
	Other commitments	9,784	3,580	3,580	15,841	15,841
	GUARANTEES AND COMMITMENTS RECEIVED	**101,880**	**69,691**	**69,691**	**94,920**	**94,920**
23	**FINANCING COMMITMENTS RECEIVED**	**31,269**	**9,115**	**9,115**	**24,199**	**24,199**
	Banks and financial institutions	23,820	4,205	4,205	15,338	15,338
	Crédit Agricole entities	3,820	3,779	3,779	4,082	4,082
	Customers	3,629	1,131	1,131	4,779	4,779
23	**GUARANTEES RECEIVED**	**32,103**	**37,814**	**37,814**	**42,030**	**42,030**
	Banks and financial institutions	10,952	15,938	15,938	16,563	16,563
	Crédit Agricole entities	5	5	5	6	6
	Customers	21,146	21,871	21,871	25,461	25,461
	GUARANTEES RECEIVED FROM INSURANCE COMPANIES	**28,702**	**17,267**	**17,267**	**14,658**	**14,658**
23	**COMMITMENTS ON SECURITIES**	**9,806**	**5,495**	**5,495**	**14,033**	**14,033**
	Securities bought with repurchase option		15	15		
	Other commitments	9,806	5,480	5,480	14,033	14,033

Off-balance sheet commitments - other information

Foreign exchange transactions and amounts payable in foreign currencies : Note 23.1

Securitisation transactions and special purpose vehicles : Note 23.2

Financial futures transactions and other forward agreements : Note 24

CREDIT AGRICOLE S.A. AND SUBSIDIARIES CONSOLIDATED INCOME STATEMENT
FOR 30 JUNE 2004, 31 DECEMBER 2003 AND 30 JUNE 2003
(in millions of euros)

Notes		30/06/2004	31/12/2003	31/12/2003 proforma	30/06/2003	30/06/2003 proforma
25	INTEREST RECEIVABLE AND SIMILAR INCOME	11,170	22,043	25,860	9,392	13,210
25	INTEREST PAYABLE AND SIMILAR EXPENSE	(9,349)	(18,669)	(21,729)	(8,338)	(11,389)
	INCOME FROM VARIABLE-INCOME SECURITIES	172	176	228	82	133
27	NET COMMISSION AND FEE INCOME	1,271	1,033	2,071	(7)	1,018
29	NET GAINS (LOSSES) FROM TRADING TRANSACTIONS	1,216	2,402	3,605	764	1,970
30	NET GAINS (LOSSES) ON HELD FOR SALE SECURITIES	182	56	88	(75)	(42)
	OTHER NET BANKING INCOME	445	322	314	200	194
38.5	GROSS MARGIN ON INSURANCE ACTIVITIES	1,198	1,963	2,238	828	1,103
	NET INCOME FROM OTHER ACTIVITIES	(7)	25	46	10	31
	NET BANKING INCOME	6,298	9,351	12,721	2,856	6,228
31	OPERATING EXPENSES	(4,083)	(6,098)	(8,350)	(1,911)	(4,165)
31.1 & 31.2	Personnel costs	(2,357)	(3,544)	(4,971)	(1,053)	(2,481)
31.3	Other operating expenses	(1,726)	(2,554)	(3,379)	(858)	(1,684)
	DEPRECIATION AND AMORTISATION	(258)	(398)	(539)	(122)	(263)
	GROSS OPERATING INCOME	1,957	2,855	3,832	823	1,800
32	RISK-RELATED COSTS	(324)	(839)	(1,121)	(264)	(546)
	NET OPERATING INCOME	1,633	2,016	2,711	559	1,254
	SHARE OF NET INCOME (LOSSES) OF EQUITY AFFILIATES	536	986	856	561	431
33	NET INCOME (LOSS) ON FIXED ASSETS	44	(17)	(49)	(57)	(89)
	NET ORDINARY INCOME (before tax)	2,213	2,985	3,518	1,063	1,596
39	INTEGRATION-RELATED COSTS	(171)	(513)	(513)		
36	NET EXTRAORDINARY ITEMS	(1)	9	(21)	(6)	(36)
34	CORPORATE INCOME TAX	(517)	(567)	(722)	(221)	(376)
	AMORTISATION OF GOODWILL	(347)	(759)	(900)	(192)	(333)
	NET ALLOWANCE TO THE FUND FOR GENERAL BANKING RISK	55	131	131	59	59
	NET INCOME BEFORE MINORITY INTERESTS	1,232	1,286	1,493	703	910
	MINORITY INTERESTS	157	260	353	83	176
	NET INCOME - GROUP SHARE	1,075	1,026	1,140	620	734
	NET INCOME - GROUP SHARE PER SHARE (in euros)	1.460	0.865		1.224	

The methods used to calculate basic earnings per share are based on Opinion 27 of the *"l'Ordre des Experts Comptables"* (French Order of Chartered Accountants) . Basic earnings per share correspond to consolidated net income divided by the weighted average number of shares outstanding over the year.

CREDIT AGRICOLE S.A.

CONSOLIDATED BALANCE SHEETS AT 30 JUNE 2004 AND 31 DECEMBER 2003
AND INCOME STATEMENTS AT 30 JUNE 2004 AND 30 JUNE 2003.

NOTE 1 - LEGAL AND FINANCIAL BACKGROUND

- SIGNIFICANT EVENTS IN THE FIRST HALF OF 2004 -

1.1 – LEGAL AND FINANCIAL BACKGROUND

Crédit Agricole S.A. is a French *'société anonyme'* (joint-stock company) with share capital of 4,420,567 thousand euros divided into 1,473,522,437 registered shares of € 3 nominal value following several capital increases in November 2003.

The share capital of Crédit Agricole S.A. is held as follows:
- SAS Rue La Boétie: **53.15%;**
- SNC Crédit Agricole Transactions: **0.41%;**
- Float (including employees): **44.97%.**

In addition, Crédit Agricole S.A. holds **21,649,126** own shares representing **1.47%** of the share capital, notably acquired under share buyback programmes for the purpose of hedging stock option plans.

1.2 – SIGNIFICANT EVENTS IN THE FIRST HALF OF 2004

CONTINUED ACQUISITION OF FINAREF:

Pursuant to the agreements signed in December 2002, Crédit Agricole S.A. acquired an initial tranche of 61% of Finaref S.A. and the Finaref Group AB from the Pinault-Printemps-Redoute Group, followed by a second tranche of 14.5% in December 2003. The acquisition was completed in March 2004, with a final tranche of 14.5%.
PPR has retained a 10% holding in Finaref S.A. and the Finaref Group AB as part of a long-term partnership between Finaref and the PPR Group's retail chains.

RESTRUCTURING OF THE CRÉDIT AGRICOLE'S GROUP'S BUSINESS LINES:

Corporate and investment banking: creation of Calyon:

At their extraordinary general meetings held on 30 April, the shareholders of both Crédit Lyonnais and Crédit Agricole Indosuez approved the transfer of Crédit Lyonnais' corporate and investment banking activities to Crédit Agricole Indosuez, with retroactive effect from 1 January 2004.
The new entity's legal name is Calyon and its trading name is Calyon, Corporate and Investment Bank.

Insurance: absorption of UAF by Predica:

The new Insurance division was created on 30 June, following Predica's acquisition and subsequent absorption of UAF.

Specialised Financial Services:

Consumer finance: on 31 March, Sofinco acquired and absorbed Finalion to create a single entity.

Lease finance: on 27 May, the shareholders of Lixxbail and Ucabail approved Ucabail's acquisition and subsequent absorption of Lixxbail.

REFORM OF THE CRÉDIT AGRICOLE INTERNAL FINANCING MECHANISMS:

A fifth reform of the internal financing mechanisms was introduced on 1 January 2004. Since that date, advances to the Regional Banks have been made at market rates.

NOTE 2 - ACCOUNTING POLICIES AND CONSOLIDATION METHODS

NOTE 2.1 - Accounting rules applicable to both parent company and consolidated accounts and those applicable only to the consolidated accounts

The half-yearly consolidated financial statements of Crédit Agricole S.A. Group have been prepared using the same accounting principles as those used for the annual consolidated financial statements for the year ended 31 December 2003, with the following exceptions:

- From 1 January 2004, Crédit Agricole S.A. Group has applied the provisions of regulation CRC 2002-10 dated 12 December 2002 on asset depreciation and impairment. The application of this regulation had no material impact on the first half of 2004.

- Crédit Agricole S.A. Group applies the provisions of opinion 2004-05 issued by the Conseil National de la Comptabilité (CNC) on 25 March 2004 concerning amendments to paragraphs 300 of CRC regulations 99-02, 99-07, 00-05 and 02-08 on long-service awards. As Crédit Agricole already applied the accounting treatment recommended in the CNC's opinion, no change of accounting method was required.

- From 1 January 2004, the insurance subsidiaries have applied the provisions of opinion 2004-04 dated 25 March 2004 concerning amendments to CRC regulation 2002-09 of 12 December 2002 on accounting treatment of financial instruments by companies governed by the insurance code. The application of this opinion had no material impact on the Crédit Agricole Group's financial statements.

NOTE 2.2 – Scope of consolidation

2.2.1 – Change in scope of consolidation

At 30 June 2004, the scope of consolidation encompassed 368 subsidiaries and associates, compared with 330 at 31 December 2003.

The main movements during the year were as follows :

I/ Additions :

Newly-formed companies :

Emporiki Credicom
Nordic Consumer Finans
CADS Développement

New acquisitions or acquisitions of additional shares

Doumer Philemon
Dan-Aktiv
Eurazeo

Application of materiality threshold :

Force Midi
L'Esprit Cantal

Change from a consolidation stage to a direct consolidation :

Subsidiaries previously consolidated under the Crédit Lyonnais'stage are from now on individually consolidated :

Afcalia
AMF
BNI Crédit Lyonnais Madagascar
Capital Plus
CLC Bourse
CLCM Asia BV (CLCMA)
CLCM International (CLCMI)
CLIFAP
CLIM
CLINFIM
Crédit du Maroc
Crédit Lyonnais Bank Hungary
Crédit Lyonnais Bank Praha
Crédit Lyonnais Bank Slovakia
Crédit Lyonnais Cameroun
Crédit Lyonnais Finance Guernesey (CLFG)
Crédit Lyonnais Financial Products (CLFP)
Crédit Lyonnais Global Banking (CLGB)
Crédit Lyonnais Polska
Crédit Lyonnais Russie
Crédit Lyonnais Sénégal

Crédit Lyonnais Ukraine
Egelant Finance BV
Ester Finance
Federlux
Gramont Contrepartie Option
Immobilière Federpierre
Lixxbail
Lixxcourtage
Lixxcredit
Lixxservices
Médicale de France
NVA (Négoce Valorisation des Actifs)
Slibail Energie
Slibail Immobilier
Slibail Murs
Société Ivoirienne Banque
Soflim
Top Trades

II/ Removals :

Sale to non-group companies

Banque Libano-Française SAL
Financière Lapérouse

Application of materiality threshold or discontinuation of business :

CAL Asia Pte LTD
Banque Française de l'Orient
Calic
Bois Sauvage Nederland
Ariane Crédit
Equalt Pair Traiding Fund

Merger with or absorption by another Group company

Merger
« Regional banks Quercy Rouergue and Sud Alliance » (Nord Midi Pyrénées)

Absorption
Rue Impériale by Eurazeo

III/ Change of name :

Old name	*New name*
Unifica	Crédit Agricole Immobilier
Carr Futures SNC	Calyon Financial
Carr Futures Chicago Inc	Calyon Financial Inc
Carr Futures Singapore Pte	Calyon Financial Singapore

IV/ Change of consolidation method :

Uni-Edition is from now on fully consolidated.
Finaref Bank is accounted for by the equity method

NOTE 2.3.2

Crédit Agricole S.A. Group: scope of consolidation	(a)	Country	Consolidation method 30/06/04	% of voting rights			% of share capital		
				30/06/04	31/12/03	30/06/03	30/06/04	31/12/03	30/06/03
Banks and financial institutions									
Crédit Agricole SA		France	Parent	100.0	100.0	100.0	100.0	100.0	100.0
Agos Itafinco		Italy	Full	51.0	51.0	51.0	59.1	58,6	58,8
Al BK Saudi Al Fransi - BSF		Saudi Arabia	Equity	31.1	31,1	31,1	30.4	31,1	31,1
Alsolia		France	Equity	34.0	34.0	34.0	33.9	33,8	33,9
Altra Banque		France	Equity	34.0	34.0	34.0	34.0	34.0	34.0
Banca Intesa S.p.a.		Italy	Equity	18.0	17,1	17,1	16.9	16,1	16,1
Banco Acac		Uruguay	Full	91.1	91,1	91,1	91.1	91,1	91,1
Banco del Desarrollo		Chile	Equity	23.7	23,7	23,7	23.7	23,7	23,7
Bankoa		Spain	Equity	30.0	30.0	30.0	28.5	28,5	28,5
Banque Chalus		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Banque Finaref		France	Equity*	100.0	100.0	51.0	90.0	75,5	31,1
Banque Française de l'Orient	Out(c)	*France*	*Full*		*100.0*	*100.0*		*100.0*	*100.0*
Banque Libano-Française SAL	Out(c)	Lebanon	Full		51.0	51.0		50,9	50,9
BES (Banco Espirito Santo)		Portugal	Equity	8.8	8,8	8,8	22.5	22,5	22,5
BFC Antilles Guyane		France	Full	100.0	100.0	100.0	97.7	100.0	100.0
BNI Crédit Lyonnais Madagascar	In(1)	Madagascar	Globale	51.0			49.8		
BFT (Banque Financement et Trésorerie)		France	Full	94.7	96,1	96,1	94.7	96,1	96,1
BFT Gestion		France	Full	100.0	100.0	100.0	94.7	96,1	96,1
BGP *Indosuez*		*France*	*Full*	*100.0*	*100.0*	*100.0*	*100.0*	*100.0*	*100.0*
C.A Alternative Investment Products Group Holding		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
C.A Alternative Investment Products Group Inc		United States	Full	100.0	100.0	100.0	100.0	100.0	100.0
C.A Alternative Investment Products Group Ltd (formerly ISB)		Bermuda	Full	100.0	100.0	100.0	100.0	100.0	100.0
C.A Alternative Investment Products Group Sas		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
C.A Alternative Investment Products Group Sgr		Italy	Full	100.0	100.0	90.0	99.1	100.0	90.0
C.A Asset Management Espana Holding		Spain	Full	100.0	100.0	100.0	99.0	100.0	100.0
C.A Asset Management Hong Kong Ltd		*Hong Kong*	*Full*	*100.0*	*100.0*	*100.0*	*100.0*	*100.0*	*100.0*
C.A Asset Management Japan Ltd		Japan	Full	100.0	100.0	100.0	100.0	100.0	100.0
C.A Asset Management Ltd (formerly Premium)		United Kingdom	Full	100.0	100.0	100.0	100.0	100.0	100.0
C.A Asset Management Sgr Italie		Italy	Full	100.0	100.0	100.0	98.9	100.0	100.0
C.A Asset Management Singapore Ltd		Singapore	Full	100.0	100.0	100.0	100.0	100.0	100.0
C.A Investor Services Bank		France	Full	100.0	100.0	100.0	99.2	100.0	100.0
C.A Investor Services Corporate Trust		France	Full	100.0	100.0	100.0	99.0	100.0	100.0
C.A.A.M Securities Company Japan KK		Japan	*Full*	100.0	100.0	100.0	100.0	100.0	100.0
CA - Epargne Longue des Salariés		France	Full	100.0	100.0		100.0	100.0	
CA Invest. Services Banque Lux.		Luxembourg	Full	100.0	100.0	100.0	97.7	100.0	100.0
CAI Australia Ltd		Australia	Full	100.0	100.0	100.0	97.7	100.0	100.0
CAI Holding Italia Due SRL		Italy	Full	100.0	100.0	100.0	97.7	100.0	100.0
CAI Luxembourg		Luxembourg	Full	100.0	100.0	100.0	97.7	100.0	100.0
CAI Merchant Bank Asia Ltd		Singapore	Full	100.0	100.0	100.0	97.7	100.0	100.0
CAI *Private Banking Italia Spa*		Italy	Full	100.0	100.0		97.7	100.0	
CAICG Teneur de Comptes (CAICG TC)		France	Full			100.0			100.0
Caisse Régionale Alpes Provence		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Alsace Vosges		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Aquitaine		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Atlantique Vendée		France	Equity	25.1	25,1	25,1	25.1	25,1	25,1
Caisse Régionale Brie		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Calvados		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Centre Est		France	Equity	25.0	25.0	25,1	25.0	25.0	25,1
Caisse Régionale Centre France		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Centre Loire		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Centre Ouest		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse *Régionale Champagne Bourgogne*		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Charente Maritime - Deux Sèvres		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Charente-Périgord		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Côtes d'Armor		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale de l'Anjou et du Maine		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale des Savoie		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Finistère		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Franche Comte		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Gard		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Guadeloupe		France	Equity	27.2	27,2	27,2	27.2	27,2	27,2
Caisse Régionale Ille et Vilaine		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Loire - Haute Loire		France	Equity	25.0	25.0	25.0	25.0	29,2	29,2

Crédit Agricole S.A. Group: scope of consolidation	(a)	Country	Consolidation method 30/06/04	% of voting rights			% of share capital		
				30/06/04	31/12/03	30/06/03	30/06/04	31/12/03	30/06/03
Caisse Régionale Lorraine		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Martinique		*France*	*Equity*	*28.1*	*28,1*	*28,1*	*28.1*	*28,1*	*28,1*
Caisse Régionale Midi		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Morbihan		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Nord de France		France	Equity	25.6	25,6	25,6	25.6	25,6	25,6
Caisse Régionale Nord-Est		France	Equity	25.0	23,6	25.0	25.0	23,6	25.0
Caisse Régionale Nord Midi Pyrénées		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Normand		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Normandie Seine		*France*	*Equity*	*25.0*	*25.0*	*25.0*	*25.1*	*25,1*	*25,1*
Caisse Régionale Oise		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Paris et Ile de France		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Provence - Côte d'Azur		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Pyrénées Gascogne		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Réunion		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Somme		France	Equity	25.6	25,5	25,4	25.2	25,1	25,1
Caisse Régionale Sud Alliance	Out(d)	France	Equity		25.0	25.0		25.0	25.0
Caisse Régionale Sud Méditerranée		France	Equity	25.8	25,8	25,5	25.8	25,8	25,5
Caisse Régionale Sud Rhone Alpes		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Toulouse Midi Toulousain		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Touraine Poitou		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Val de France		*France*	*Equity*	*25.0*	*25.0*	*25.0*	*25.0*	*25.0*	*25.0*
Cal FP (Holding)		United Kingdom	Full	50.0	50.0	50.0	75.0	75.0	75.0
Cal FP Bank		United Kingdom	Full	100.0	100.0	100.0	75.0	75.0	75.0
CAL FP US		United States	Full	100.0	100.0	100.0	75.0	75.0	75.0
Calyon (France)		France	Full	97.7	100.0	100.0	97.7	100.0	100.0
CL Développement de la Corse		France	Full	99.8	99,8	99,8	99.8	99,8	99,8
Cofam		France	Equity	25.0	25.0	25.0	25.0	29,2	29,2
Cogenec		*Monaco*	*Full*	*100.0*	*100.0*	*100.0*	*97.7*	*100.0*	*100.0*
CPR AM (formerly CPR Production)		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
CPR Billets		France	Full	100.0	100.0	100.0	99.9	100.0	100.0
CPR BK		France	Full	100.0	100.0	100.0	97.8	100.0	100.0
CPR F		France	Full	87.7	87,7	87,7	87.7	87,7	87,7
CPR Online		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
CPR Private Equity	In	France	Full	100.0			100.0		
Crealfi (formerly Menafinance)		*France*	*Proportional*	*50.0*	*50.0*	*50.0*	*49.8*	*49,7*	*49,8*
Credibom		Portugal	Full	85.0	85.0	40.0	84.7	84,5	39,9
Credigen Bank		Hungary	Full	100.0	100.0	100.0	99.6	99,4	99,7
Crédit Agricole Asset Management		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Crédit Agricole Epargne Salariale		France	Full			100.0			100.0
Crédit Agricole Financement		Switzerland	Equity	44.5	45.0	45.0	39.5	40.0	40.0
Crédit Agricole Indosuez (Egypt) SAE		Egypt	Full	75.0	75.0	75.0	73.3	75.0	75.0
Crédit Agricole Indosuez (Suisse) SA		*Switzerland*	*Full*	*100.0*	*100.0*	*100.0*	*97.7*	*100.0*	*100.0*
Crédit Agricole Indosuez Mer Rouge		Djibouti	Full	100.0	100.0	100.0	97.7	100.0	100.0
Crédit Agricole Indosuez Turk As		Turkey	Full	100.0	100.0	100.0	97.7	100.0	100.0
Crédit Agricole S.A. Securities		Jersey	Full	99.9	99,9	99,9	99.9	99,9	99,9
Crédit du Maroc	In(1)	Morocco	Full	51.0			49.8		
Crédit Foncier de Monaco		Monaco	Full	77.1	77,1	77,1	74.2	75,9	75,9
Crédit Foncier de Monaco France		France	Full	100.0	100.0	100.0	86.4	87,3	87,3
Credit Lyonnais Cameroun	In(1)	*Cameroun*	*Full*	*65.0*			*63.5*		
Credit Lyonnais Senegal	In(1)	Senegal	Full	95.0			92.8		
Créditplus (formerly Beneficial Bank)		Germany	Full	100.0	100.0	100.0	99.6	99,4	99,7
Dan-Aktiv	In	Denmark	Full	100.0			100.0		
E.P.E.M		United States	Full	100.0	100.0	100.0	100.0	100.0	100.0
EFL Services		Poland	Full	100.0	100.0	100.0	99.8	99,8	99,8
Emporiki Credicom	In	Greece	Equity	50.0			49.8		
Equalt Alternative Asset Management		France	Full	100.0	100.0	100.0	97.7	100.0	100.0
Financière Lapérouse	Out(b)	France	Full		77,2	77,2		77,2	77,2
Finanziaria Indosuez International Ltd		Switzerland	Full	100.0	100.0	100.0	97.7	100.0	100.0
Finaref AS		Norway	Full	100.0	100.0	100.0	90.0	75,5	61.0
Finaref Benelux		Belgium	Full	100.0	100.0	99,9	90.0	75,5	61.0
Finaref Group AB		Sweden	Full	90.0	75,5	61.0	90.0	75,5	61.0
Finaref OY		Finland	Full	100.0	100.0	100.0	90.0	75,5	61.0
Finaref SA		*France*	*Full*	*90.0*	*75,5*	*61.0*	*90.0*	*75,5*	*61.0*
Finaref Securities AB		Sweden	Full	100.0	100.0	100.0	90.0	75,5	61.0
Finaref Sverige AB		Sweden	Full	100.0	100.0	100.0	90.0	75,5	61.0
Finconsum ESC SA		Spain	Equity	45.0	45.0	45.0	44.8	44,7	44,9
Foncaris		France	Full	100.0	100.0	100.0	100.0	100.0	100.0

Crédit Agricole S.A. Group: scope of consolidation	(a)	Country	Consolidation method 30/06/04	% of voting rights			% of share capital		
				30/06/04	31/12/03	30/06/03	30/06/04	31/12/03	30/06/03
Fransabank France		France	Equity	34.0	34.0	34.0	34.0	34.0	34.0
G.F.E.R (Groupement de Financement des Ent.Régionales)		France	Full	99.9	99,9	99,9	99.9	99,9	99,9
G.P.F (Groupement des Provinces de France)		*France*	*Full*	*99.0*	*99.0*	*99.0*	*99.0*	*99.0*	*99.0*
Gestion Privée Indosuez (G.P.I)		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
GIE Attica		France	Equity	29.3	30.0		46.4	47,5	
Groupe Crédit Lyonnais		France	Full	94.8	94,8	92,6	94.8	94,8	92,6
IntesaBci Bank (Suisse)		Switzerland	Full			100.0			100.0
Lukas Bank		Poland	Full	100.0	99,9	96,8	99.9	99,9	98,3
Lukas SA		Poland	Full	100.0	100.0	100.0	99.9	99,9	99,9
Nonghyup-CA		Korea	Proportional	40.0	40.0	40.0	40.0	40.0	40.0
Ribank		Netherlands	Full	100.0	100.0	100.0	99.6	99,4	99,7
S.A.Crédit Agricole (Belgique)		Belgium	Equity	10.0	10.0		21.9	21,4	
Sacam Consommation 1		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Sacam Consommation 2		*France*	*Full*	*100.0*	*100.0*	*100.0*	*100.0*	*100.0*	*100.0*
Sacam Consommation 3		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Sedef		France	Full	100.0	100.0	100.0	99.6	99,4	99,7
Segespar		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Sim Spa Selezione e Distribuzione		Italy	Full	100.0	100.0	100.0	98.8	100.0	100.0
Sircam		France	Equity	25.0	25.0	25.0	25.0	29,2	29,2
Sofinco		France	Full	99.6	99,4	99,7	99.6	99,4	99,7
Sofipaca		France	Equity	28.3	28,3	28,3	27.5	27,5	27,5
Société Ivoirienne Banque	In(1)	Coast d'Ivoire	Full	51.0			49.8		
Transfact		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Unicefi 33		France	Equity			25.0			25.0
Wafasalaf		Morocco	Equity	33.7	33,7	33,3	33.8	33,5	33,2
Stockbrokers									
Altura		Spain	Proportional	50.0	50.0	50.0	48.9	50.0	50.0
CAI Cheuvreux		France	Full	100.0	100.0	100.0	97.7	100.0	100.0
CAI Cheuvreux España SA		Spain	Full	100.0	100.0	100.0	97.7	100.0	100.0
CAIC (S) Pte Ltd		Singapore	Full	100.0	100.0	100.0	97.7	100.0	100.0
CAIC Deutschland Gmbh		Germany	Full			100.0			100.0
CAIC Futures Ltd		Hong Kong	Full	100.0	100.0	100.0	97.7	100.0	100.0
CAIC Hong-Kong Ltd		Hong Kong	Full	100.0	100.0	100.0	97.7	100.0	100.0
CAIC International Ltd		United Kingdom	Full	100.0	100.0	100.0	97.7	100.0	100.0
CAIC International UK		United Kingdom	Full	100.0	100.0	100.0	97.7	100.0	100.0
CAIC Italia Sim Spa		Italy	Full	100.0	100.0	100.0	97.7	100.0	100.0
CAIC Nordic AB		*Sweden*	*Full*	*100.0*	*100.0*	*100.0*	*97.7*	*100.0*	*100.0*
CAIC North America Inc		United States	Full	100.0	100.0	100.0	97.7	100.0	100.0
CAIC Securities Japan Ltd		Japan	Full	100.0	100.0	100.0	97.7	100.0	100.0
CAIC Securities Ltd		Hong Kong	Full	100.0	100.0	100.0	97.7	100.0	100.0
Calyon Financial		France	Full	100.0	100.0	100.0	97.7	100.0	100.0
Calyon Financial Inc		United States	Full	100.0	100.0	100.0	97.7	100.0	100.0
Calyon Financial Singapore		Singapore	Full	100.0	100.0	100.0	97.7	100.0	100.0
Groupe Cholet Dupont		France	Equity	38.6	38,6	38,6	37.7	38,6	38,6
Insurance									
Afcalia	In	France	Full	100.0			100.0		
AMF	In	France	Full	100.0			100.0		
Argence Gestion Assurances		France	Full	100.0	100.0	100.0	90.0	75,6	61.0
Assurances du CA Nord-Pas de Calais		France	Equity	45.6	28,1	28,1	39.9	26,8	26,8
Eda		France	Full	100.0	100.0	100.0	99.6	99,4	99,7
Federlux	In	France	Full	99.9			99.9		
Finaref Assurances		France	Full	100.0	100.0	100.0	90.0	75,5	61.0
Finaref Insurance Limited		Eire	Full	100.0	100.0	100.0	90.0	75,5	61.0
Finaref Life Limited		Eire	Full	100.0	100.0	100.0	90.0	75,5	61.0
Finaref Risques Divers		France	Full	100.0	100.0	100.0	90.0	75,5	61.0
Finaref Vie		France	Full	100.0	100.0	100.0	90.0	75,5	61.0
Immobilière Federpierre	In	France	Full	99.5			99.5		
Médicale de France	In	France	Full	99.7			99.7		
Pacifica		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Predica		*France*	*Full*	*100.0*	*100.0*	*100.0*	*100.0*	*100.0*	*100.0*
SOPAR		France	Full	100.0	100.0	100.0	100.0	100.0	100.0

Crédit Agricole S.A. Group: scope of consolidation	(a)	Country	Consolidation method 30/06/04	% of voting rights			% of share capital		
				30/06/04	31/12/03	30/06/03	30/06/04	31/12/03	30/06/03
Space Reinsurance Company Limited		Eire	Full	100.0	100.0	100.0	90.0	75,5	61.0
Tranquilidade		Portugal	Equity	33.3	33,3	33,3	33.3	33,3	33,3
Tranquilidade Vida		Portugal	Equity	29.7	29,7	29,7	29.7	29,7	29,7
Vendome Courtage		France	Full	99.0	99.0		99.0	99.0	
Investment companies									
Argence Investissement SAS		France	Full	100.0	100.0	100.0	90.0	75,6	61.0
Belgium CA SAS		France	Equity	10.0	10.0		32.8	32,2	
Bercy Investissements		France	Equity			25.0			25.0
Bercy Participations		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Bespar		Portugal	Equity	32.6	32,6	32,6	32.6	32,6	32,6
BFC Holding		France	Full	99.6	99,6	99,6	97.1	99,3	99,3
CA Centre France Développement		France	Equity	25.0	25.0	25.0	20.8	20,8	20,8
CA Deveurope BV		Netherlands	Full	100.0	100.0	100.0	100.0	100.0	100.0
CADS Développement	In	*France*	*Equity*	25.0			25.0		
CAI BP Holding		France	Full	100.0	100.0	100.0	97.7	100.0	100.0
CAI Italia Holding Spa		Italy	Full			100.0			100.0
CAL FP Frankfurt		Germany	Full			100.0			75.0
CAL Maurice		Mauritius	Full			100.0			75.0
Calic	Out(c)	United Kingdom	Full		100.0	100.0		75.0	75.0
Capital Plus	In(1)	Cayman Islands	Full	100.0			97.7		
CLC Bourse	In(1)	France	Full	100.0			97.7		
CLCM Asia BV (CLCMA)	In(1)	Netherlands	Full	100.0			97.7		
CLCM International (CLCMI)	In(1)	France	Full	100.0			97.7		
CLIFAP	In(1)	France	Full	100.0			97.7		
CLIM	In(1)	France	Full	100.0			97.7		
CLINFIM	In(1)	France	Full	100.0			97.7		
Cofinep		France	Equity	25.0	23,6	25.0	25.0	23,6	25.0
Compagnie Française de l'Asie (CFA)		*France*	*Full*	100.0	100.0	100.0	97.7	100.0	100.0
Crédit Agricole Bourse		France	Full	100.0	100,0	100.0	100.0	100.0	100.0
Credit Lyonnais Finance Guernesey (CLFG)	In(1)	United Kingdom	Full	99.9			97.6		
Credit Lyonnais Financial Products (CLFP)	In(1)	United Kingdom	Full	99.9			97.6		
Credit Lyonnais Global Banking (CLGB)	In(1)	France	Full	100.0			97.7		
Delfinances		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Doumer Finance SAS		France	Full	100.0	100.0	100.0	97.7	100.0	100.0
Doumer Philemon	In	France	Full	100.0			97.7		
Egelant Finance BV	In(1)	Netherlands	Full	100.0			97.7		
Ester Finance	In(1)	France	Full	100.0			97.7		
Eurazeo		France	Equity	19.9	29.0	29.0	15.4	23,6	23,6
Fininvest		France	Full	98.3	98,3	98,3	96.0	98,3	98,3
Fletirec		France	Full	100.0	100,0	100.0	97.7	100.0	100.0
Gramont Contrepartie Option	In(1)	France	Full	100.0			97.7		
I.P.F.O.		France	Full	100.0	100.0	100.0	97.7	100.0	100.0
Icauna Finance		France	Equity	25.0	25.0	25.0	24.4	24,4	24,4
Icauna SARL		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
ICF Holdings		United Kingdom	Full	100.0	100,0	100.0	97.7	100.0	100.0
Idia Participations		France	Full	99.8	100.0	100.0	99.8	100.0	100.0
Immarex		France	Full	100.0	100,0	100.0	97.7	100.0	100.0
Indosuez Air Finance SA		France	Full	100.0	100.0	100.0	97.7	100.0	100.0
Indosuez Holding UK Ltd		United Kingdom	Full	100.0	100.0	100.0	97.7	100.0	100.0
Indosuez North America Holding		United States	Full	100.0	100.0	100.0	97.7	100.0	100.0
L'Esprit Cantal	In	France	Equity	25.0			25.0		
Mescas		France	Full	100.0	100.0	100.0	97.7	100.0	100.0
Nord Est Agro Partenaires		*France*	*Equity*	25.0	23,6	25.0	25.0	23,6	25.0
Nordic Consumer Finans	In	Danemark	Full	100.0			100.0		
Partran		Portugal	Equity	33.3	33,3	33,3	33.3	33,3	33,3
Prestimmo		France	Equity	25.0	25.0	25,1	25.0	25.0	25,1
Safec		Switzerland	Full	100.0	100.0	100.0	97.7	100.0	100.0
Sepi		France	Equity	25.0	25.0	25,1	25.0	25.0	25,1
Socadif		France	Equity	36.2	38,2	36,2	31.2	31,2	31,2
Space Holding (Ireland) Limited		Eire	Full	100.0	100.0	100.0	90.0	75,5	61.0
Space Lux		Luxembourg	Full	100.0	100.0	100.0	90.0	75,5	61.0
Top Trades	In(1)	France	Full	100.0			97.7		
Transimmo		France	Equity	25.0	25.0	25,1	25.0	25.0	25,1
UI (Union d'Etudes et d'Investissements)		France	Full	99.8	100.0	100.0	99.8	100.0	100.0

Crédit Agricole S.A. Group: scope of consolidation	(a)	Country	Consolidation method 30/06/04	% of voting rights			% of share capital		
				30/06/04	31/12/03	30/06/03	30/06/04	31/12/03	30/06/03
Vauban Finance		France	Equity	33.3	33.3	33.3	31.1	31.0	31.1
Leasing companies									
Auxifip		France	Full	100.0	100.0	100.0	99.8	100.0	100.0
Climauto		France	Full	100.0	100.0	100.0	99.7	99.7	99.8
Ergifrance		France	Full	100.0	100.0	100.0	97.7	100.0	100.0
Etica		France	Full	100.0	100.0	100.0	99.8	100.0	100.0
Etica Bail		France	Full	100.0	100.0	100.0	99.8	100.0	100.0
Europejski Fundusz Leasingowy (E.F.L.)		Poland	Full	99.8	99.8	99.8	99.8	99.8	99.8
Financière Immobilière Indosuez		France	Full	100.0	100.0	100.0	97.7	100.0	100.0
Leicer		Spain	Full	100.0	100.0	100.0	99.8	100.0	100.0
Locam		France	Equity	25.0	25.0	25.0	25.0	29.2	29.2
Lixxbail	In	France	Full	100.0			99.8		
Lixxcourtage	In	France	Full	100.0			99.8		
Lixxcredit	In	France	Full	99.9			99.7		
Lixxservices	In	France	Full	99.9			99.7		
NVA (Négoce Valorisation des actifs)	In	France	Full	99.9			99.7		
Réunibail		France	Full	52.0	52.0	52.0	51.8	51.7	51.8
Réuniroute		France	Full	97.5	97.5	97.5	51.9	51.8	52.0
Slibail Energie	In	France	Full	100.0			99.8		
Slibail Immobilier	In	*France*	*Full*	*100.0*			*99.8*		
Slibail Location Informatique (SLOI)		France	Full	100.0	51.0	51.0	99.8	51.0	51.0
Slibail Longue Durée (SLD)		France	Full	100.0	51.0	51.0	99.8	51.0	51.0
Slibail Murs	In	France	Full	100.0			99.8		
Sofincar		France	Full	100.0	100.0	100.0	99.6	99.4	99.7
Sofinroute		France	Full	100.0	100.0	100.0	99.6	99.4	99.7
Ucabail		France	Full	99.8	100.0	100.0	99.8	100.0	100.0
Ucabail Immobilier		*France*	*Full*	*100.0*	*100.0*	*100.0*	*99.8*	*100.0*	*100.0*
Ucalease		France	Full	100.0	100.0	100.0	99.7	99.7	99.8
Unicomi		France	Full	100.0	100.0	100.0	99.8	100.0	100.0
Unifergie		France	Full	100.0	100.0	100.0	99.8	100.0	100.0
Unimat		France	Full	100.0	100.0	100.0	99.8	100.0	100.0
Tourist/Travel activities and property development									
Crédit Agricole Immobilier		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
SIS (Société Immobilière de la Seine)		France	Full	72.9	72.9	72.9	79.7	79.7	79.7
Unimo		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Others									
Alli Domes		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
AMT GIE		France	Equity	25.0	25.0	25.0	25.0	25.8	25.8
Ariane Crédit	Out(c)	France	Equity		25.0	25.0		25.0	25.0
Bois Sauvage Nederland	Out(c)	Netherlands	Full		100.0	100.0		99.4	99.7
Ca Investor Services Fund Adm.		France	Full	86.2	77.6	77.6	84.1	77.6	77.6
CA Participations		France	Equity	25.0	25.0	25.1	25.0	25.0	25.1
CA Preferred Funding LLC		United States	Full	100.0	100.0	100.0	6.5	6.5	6.2
Caapimmo 1		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caapimmo 2		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caapimmo 3		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caapimmo 4		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caapimmo 5		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caapimmo 6		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
CAI Cheuvreux Gestion		France	Full			100.0			100.0
CAI Conseil Sa		Luxembourg	Full	100.0	100.0	100.0	97.7	100.0	100.0
CAI Derivatives Products PLC		Eire	Full	100.0	100.0	100.0	97.7	100.0	100.0
CAI Preferred Funding		United States	Full	100.0	100.0	100.0	97.7	100.0	100.0
CAI Preferred Funding II		United States	Full	100.0	100.0	100.0	97.7	100.0	100.0
CAL Asia Pte Ltd	Out(c)	Singapore	Full		100.0	100.0		75.0	75.0
Cedicam		France	Full	50.0	50.0	50.0	62.5	62.5	62.5
Centre France Location Immobilière		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Chauray		France	Proportional	34.0	34.0	34.0	33.2	34.0	34.0

Crédit Agricole S.A. Group: scope of consolidation	(a)	Country	Consolidation method 30/06/04	% of voting rights			% of share capital		
				30/06/04	31/12/03	30/06/03	30/06/04	31/12/03	30/06/03
Cisa Sa		France	Full	100.0	100.0	100.0	97.7	100.0	100.0
CPR Compensation (CPRC)		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
CPR Gestion (CPRG)		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
CPR Holding (CPRH)		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
CPR Investissement (INVT)		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
CPRA (FIGE)		France	Full	100.0	100.0	100.0	99.9	99,9	99,9
CPRAAMI		France	Full	100.0	100.0	100.0	97.7	100.0	100.0
CPRB (ETNB)		France	Full	100.0	100.0	100.0	99,9	99,9	99,9
Creagrisere		France	Equity	25.0	25.0	25.0	22.8	22,8	22,8
Crédit Agricole Alternative Invest. Products Serv. Inc		United States	Full	100.0	100.0	100.0	100.0	100.0	100.0
Credit Lyonnais Bank Hungary	In(1)	Hungary	Full	100.0			97.7		
Credit Lyonnais Bank Praha	In(1)	Czech republic	Full	100.0			97.7		
Credit Lyonnais Bank Slovakia	In(1)	Slovaquie	Full	90.0			87.9		
Credit Lyonnais Polska	In(1)	Poland	Full	100.0			97.7		
Credit Lyonnais Russie	In(1)	Russia	Full	100.0			97.7		
Credit Lyonnais Ukraine	In(1)	Ukraine	Full	100.0			97.7		
Defitech		France	Equity	25.0	25.0	25.0	25.0	27,8	27,8
Defitech Dauphicom		France	Equity	25.0	25.0	25.0	25.0	27,8	27,8
Defitech Routage et Communication		France	Equity	25.0	25.0	25.0	25.0	27,8	27,8
Equalt Convertible Arbitrage Fund		Eire	Full	100.0	100.0		75.0	77,1	
Equalt Core Macro Fund		Eire	Full	100.0	100.0		78.4	80.0	
Equalt Fixed Income Arbitrage Fund		Eire	Full	100.0	100.0		37.0	63,4	
Equalt Pair Traiding Fund	Out(c)	*Eire*	*Full*		*100.0*			*50.3*	
Equalt Statistical Arbitrage Fund		Eire	Full	100.0	100.0		82.4	82,8	
Equalt Systematic Futures Fund		Eire	Full	100.0	100.0		57.4	52,4	
Europimmo		France	Equity	25.0	25.0	25,1	25.0	25.0	25,1
Fasnet Luxembourg		Luxembourg	Full	45.0	45.0	45.0	44.0	45.0	45.0
Finasic		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Force Midi	In	France	Equity	25.0			25.0		
GEIE Argence Developpement		*France*	*Full*	*100.0*	*100.0*	*100.0*	*90.0*	*75,5*	*61.0*
GEIE Argence Management		France	Full	100.0	100.0	100.0	90.0	75,5	61.0
Gestimocam		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Glorious Smart Investments Co Ltd		Taiwan	Full	100.0	100.0	100.0	97.7	100.0	100.0
Ical		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
IIF BV (Indosuez International Finance BV)		Netherlands	Full	100.0	100.0	100.0	97.7	100.0	100.0
Indosuez Holding SCA II		Luxembourg	Full	100.0	100.0	100.0	97.7	100.0	100.0
Indosuez Management Luxembourg II		*Luxembourg*	*Full*	*100.0*	*100.0*	*100.0*	*97.7*	*100.0*	*100.0*
Inforsud FM		France	Equity	25.0	25.0	25.0	23.3	23,3	23,3
Inforsud Gestion		France	Equity	25.0	25.0	25.0	22.1	22,1	22,1
Korea 21st Century TR		Korea	Full	100.0	100.0	100.0	97.7	100.0	100.0
Logitaine		France	Equity			25.0			25.0
Madison SA		France	Equity	25.0	25.0	25.0	25.0	29,2	29,2
Mat Ali Domes		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Parfin		*France*	*Full*	*99.9*	*99,9*	*99,9*	*99.9*	*99,9*	*99,9*
Partinvest		Luxembourg	Full	100.0	100.0	100.0	97.7	100.0	100.0
Patrimocam		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Patrimocam 2		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Progica		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Réunifinance		France	Full	100.0	100.0	100.0	99.6	99,4	99,7
Routage Express Service		France	Equity	25.0	25.0	25.0	25.0	27,8	27,8
SARL Prospective Informatique		France	Equity	25.2	25,1	25,1	25.1	25,1	25,1
SCI Capimo		France	Equity	25.0	25.0	25,1	25.0	25.0	25,1
SCI Capucines		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
SCI du Vivarais		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
SCI Groupe Sofinco		France	Full	100.0	100.0	100.0	99.6	99,4	99,7
SCI Hautes Faventines		France	Equity	25.0	25.0	25.0	24.9	24,9	24,9
SCI La Baume		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
SCI Les Fauvins		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
SCI Les Palmiers du Petit Pérou		France	Equity	27.2	27,2	27,2	27.2	27.2	27,2
SCI Max Hymans		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
SCI Pasteur 3		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
SCI Paysagère		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
SCI Quentyvel		France	Full	96.7	96,7	96,7	96.7	96,7	96,7
SCI Raspail		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Scica HL		France	Equity	25.0	25.0	25.0	24.7	26,6	26,6
Scicam 13		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Segespar Informatique Technique Services		France	Full	100.0	100.0	98.0	96.5	98,9	96,9

Crédit Agricole S.A. Group: scope of consolidation	(a)	Country	Consolidation method 30/06/04	% of voting rights			% of share capital		
				30/06/04	31/12/03	30/06/03	30/06/04	31/12/03	30/06/03
Serves		United States	Full	100.0	100.0	100.0	97.7	100.0	100.0
SNC Doumer		France	Full	99.9	99,9	99,9	97.7	99,9	99,9
SNC Haussmann Anjou		France	Full	100.0	100.0	100.0	97.7	100.0	100.0
Soaring Eagle Investments Co Ltd		Taiwan	Full	100.0	100.0	100.0	97.7	100.0	100.0
Sofinco Participations		France	Full	100.0	100.0	100.0	99.6	99,4	99,7
Sofinrec		France	Full	99.8	99,8	99,8	99.4	99,2	99,5
Soflim	In(1)	France	Full	100.0			97.7		
SPI SNC		France	Equity	25.0	25.0	25.0	25.0	25.0	25,0
Sté Immobilière de Picardie		France	Equity	25.2	25,1	25,1	25.2	25,1	25,1
Sté Picarde de Développement		France	Equity	25.2	25,1	25,1	25.2	25,1	25,1
UI Vavin 1		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Unibiens		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Uni-Edition		France	Full*	100.0	100.0	100.0	100.0	100.0	100,0
Uniger		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Valris		France	Full	100.0	100.0	100,0	99.6	99,4	99,7

(a) Included in (In) or excluded from (Out) scope of consolidation

(b) Investment sold, outside the group

(c) No longer consolidated as not material or closure

(d) Merged with another consolidated entitu

(*) Change of consolidation method

(1) Company previously consolidated under the Crédit Lyonnais'stage

Note 3 - Due from banks: analysis by maturity date

(in millions of euros)	30/06/04 Total gross value	30/06/04 Accrued interest receivable	30/06/04 Total	31/12/03	30/06/03
Banks					
Loans and advances					
- Demand	20,425	12	20,437	19,622	23,582
- Time	25,809	149	25,958	17,896	21,722
Pledged securities	1,582	7	1,589	1,716	1,973
Securities purchased under repurchase agreements	57,344	268	57,612	54,975	56,818
Subordinated debt	502	3	505	496	460
Total	**105,662**	**439**	**106,101**	**94,705**	**104,555**
o/w doubtful accounts	*226*	*42*	*268*	*224*	*410*
Provisions			**(367)**	**(351)**	**(445)**
Net book value			**105,734**	**94,354**	**104,110**
Crédit Agricole internal transactions					
Current accounts	3,667	7	3,674	6,380	6,191
Time loans and advances	158,202	112	158,314	151,131	148,970
Subordinated debt	213		213	214	224
Total	**162,082**	**119**	**162,201**	**157,725**	**155,385**
Provisions			**(76)**	**(77)**	**(76)**
Net book value			**162,125**	**157,648**	**155,309**

Note 4 - Customer-related items and lease financing: analysis by maturity date

(in millions of euros)	30/06/04 Total gross value	30/06/04 Accrued interest receivable	30/06/04 Total	31/12/03	30/06/03
Customer-related items					
Bills discounted	7,054	1	7,055	2,665	2,676
Other loans	129,100	1,069	130,169	130,029	140,081
Securities purchased under repurchase agreements	12,206	8	12,214	11,006	17,656
Current accounts in debit	11,265	124	11,389	10,470	12,213
Total	**159,625**	**1,202**	**160,827**	**154,170**	**172,625**
o/w doubtful debts (a)			*8,921*	*9,098*	*9,584*
(a) o/w bad debts (1)			*4,682*	*5,243*	*2,431*
Provisions			**(5,500)**	**(5,750)**	**(6,067)**
Net book value			**155,327**	**148,420**	**166,558**
Lease financing					
Property finance leases	5,494	104	5,598	5,144	5,023
Equipement leases, rental contracts with purchase option and similar transactions	7,956	120	8,076	8,154	8,067
Total	**13,450**	**224**	**13,674**	**13,298**	**13,090**
o/w doubtful debts (a)			*483*	*490*	*450*
Provisions			**(421)**	**(265)**	**(247)**
Net book value			**13,253**	**13,033**	**12,843**
Total			**168,580**	**161,453**	**179,401**

Performing loans restructured on off-market terms within the framework of over-indebtedness Commission decisions	**877**	**818**
Discount or reserves against these loans	**115**	**99**

(1) Crédit Lyonnais' bad debts were not separately identified at 30 June 2003.

Note 5 - Securities: analysis by type

(in millions of euros)	30/06/04					31/12/03	30/06/03
	Trading securities	Available-for-sale securities	Portfolio securities	Held-to-maturity securities	Total		
Treasury bills and similar securities:	36,102	18,834		4,729	59,665	65,428	74,202
Accrued interest	1	472		140	613	374	276
Provisions		(293)		(98)	(391)	(280)	(74)
Net book value	36,103	19,013		4,771	59,887	65,522	74,404
Bonds and other fixed-income securities:	20,843	12,869		10,440	44,152	49,955	51,544
Accrued interest		120		205	325	408	458
Provisions		(171)		(75)	(246)	(274)	(248)
Net book value	20,843	12,818		10,570	44,231	50,089	51,754
Shares and other variable-income securities (1):	20,694	5,306	2,688		28,688	28,582	29,097
Accrued income	3	1	18		22	19	57
Provisions		(71)	(529)		(600)	(698)	(670)
Net book value	20,697	5,236	2,177		28,110	27,903	28,484
Total net book value	77,643	37,067	2,177	15,341	132,228	143,514	154,642
Estimated value	77,643	37,762	2,419	15,800	133,624	144,940	156,012

No trading securities were reclassified as available-for-sale securities during the first half of 2004 (€870 million in H1-03).

€46 million of held-to-maturity securities were sold before their maturity date during the first half of 2004 (€489 million in H1-03).

€1,934 millions of available-for-sale securities were reclassified as held-to-maturity securities.

(1) At 30 June 2004, Crédit Agricole S.A. held 20,903,158 own shares classified as 'Shares and other variable-income securities - trading securities' for a total of €378,884. They have a nominal value of €3 and their stockmarket price at 30 June 2004 was €20.

Note 6 - Investments in non-consolidated subsidiaries and associated companies, other long-term securities

Non-consolidated investments with a gross book value in excess of EUR 50 million

	Gross book value (in millions of euros)			% interest		
	30/06/04	31/12/03	30/06/03	30/06/04	31/12/03	30/06/03
Banco Bisel (2)	131	131	131	N/A	N/A	N/A
Banque Française de l'Orient	192			99.7		
Crédit Logement (A shares)	222	193	164	16.5	16.5	16.5
Credit Logement (B shares)	202	181	151	16.5	16.1	16.5
Emporiki Bank (Commercial Bank of Greece)	331	331	331	9.0	9.0	9.0
Resona Trust and Banking	86	86	86	5.0	5.0	5.0
SEFA (1)	57	67	67	100.0	100.0	100.0
Veolia Environnement		77	77		0.8	0.8
Wafabank		52	52		14.8	14.8
1301 Sixth Avenue	63	61	67	18.5	18.3	18.3
Short-term advances	383	443	501			
Other long-term securities	1,984	1,910	1,939			
Gross value (3)	3,651	3,532	3,566			
Provisions	(855)	(802)	(782)			
Accrued interest	25	17	20			
Net book value	2,821	2,747	2,804			
Estimated fair value	3,063	3,017	2,987			

(1) Not consolidated pursuant to CRC 99-02 and 99-07 (below materiality threshold).

(2) Deconsolidated at 1 January 2002 and booked at its value on the date of deconsolidation. The investment has been provided for in full.

In addition, an impairment provision has also been made for the full value (€236 million) of securities in the individual financial statements.

On 17 May 2002, the Central Bank of Argentina suspended Banco Bisel's banking licence and entrusted its banking activities to Banco Nacion.

As a result, Crédit Agricole S.A. no longer exercises significant influence over this entity.

(3) Of which banks: €1,241 million at 30 June 2004 against €1,227 million at 31 December 2003

Note 7 - Investments in equity affiliates

Investments with a book value in excess of €50 million:

Investments in equity affiliates (in millions of euros)	30/06/04	31/12/03	30/06/03
Financial institutions	12,420	12,011	11,516
Al Bank Al Saudi Al Fransi	359	346	354
B.E.S.	437	433	387
Banca Intesa SpA	3,435	3,375	3,265
Regional banks and subsidiaries	8,047	7,771	7,418
Tranquilidade - Tranquilidade Vida (1)	47	44	38
Others	95	42	54
Non-financial companies	384	283	286
Partran (1)	(124)	(124)	(123)
Eurazeo (formerly Rue Impériale)	447	339	342
Others	61	68	67
Net book value	12,804	12,294	11,802

(1) Tranquilidade and Tranquilidade Vida are life insurance companies and are therefore classified as financial institutions. They were previously shown as part of Partran, their holding company.

Note 8 - Intangible and tangible fixed assets

(in millions of euros)	30/06/04			31/12/03	30/06/03
	Cost	Accumulated depreciation and amortisation	Net	Net	Net
Tangible assets:					
- Property, plant & equipment	4,395	2,091	2,304	2,352	2,236
- Assets let to third parties	579	281	298	404	473
Intangible assets (2)	4,992	985	4,007	4,029	4,013
Accrued interest (1)	8		8	3	0
Total	**9,974**	**3,357**	**6,617**	**6,788**	**6,722**

(1) Accrued rents on assets let to third parties.

(2) o/w €3,500 million of goodwill (related to the retail business in France) identified according to CRC Regulation 99-07 following the first-time consolidation of the Crédit Lyonnais group.

Note 11 - Provisions deducted from assets

(in millions of euros)	30/06/03	31/12/03	Consolidation changes	Charge	Write-back or utilisation	Foreign exchange translation adjustments	Other movements	30/06/04
Loans and advances to banks	521	428		5	(5)	5	10	443
Loans and advances to customers	6,067	5,750	(202)	627	(680)	46	(41)	5,500
Lease financing	247	265	1	80	(66)		141	421
Available-for-sale, portfolio and held-to-maturity securities	992	1,252	(2)	205	(120)	9	(107)	1,237
Investments in non-consolidated subsidiaries and associated companies, other long-term securities	782	802	11	20	(73)	(23)	118	855
Other	150	168	(20)	9	(5)	1	3	156
Total	**8,759**	**8,665**	**(212)**	**946**	**(949)**	**38**	**124**	**8,612**

Note 12 - Goodwill

Goodwill items exceeding €50 million

(in millions of euros)	30/06/04			31/12/03	30/06/03
	Gross	Amortisation	Net	Net	Net
Amortised over 1 to 5 years inclusive					
CPR Online	84	(77)	7	14	23
Amortised over 5 to 10 years inclusive					
CAI (Suisse) SA	118	(31)	87	92	44
CPR AM	126	(83)	43	48	52
CPR Billets	23	(11)	12	14	15
EFL	239	(55)	184	196	209
Lukas	363	(121)	242	284	287
Sofinco	990	(638)	352	414	476
Amortised over 5 to 10 years inclusive					
BES	62	(23)	39	41	44
Credibom	50	(5)	45	49	
Amortised over 15 to 20 years inclusive					
Banca Intesa SpA	51	(10)	41	42	43
Paris Ile-de-France Regional Bank	77	(10)	67	69	71
Eurazeo (formerly Rue Impériale)	8	(1)	7	8	218
Crédit Lyonnais Group	6,850	(367)	6,483	6,618	6,602
Finaref Group AB (formerly Ellos Group)	224	(13)	211	181	150
Finaref Group	1,758	(106)	1,652	1,425	1,201
Other companies	408	(184)	224	183	244
Total	**11,431**	**(1,735)**	**9,696**	**9,658**	**9,679**

Note 13 - Deposits by banks: Analysis by maturity date

(in millions of euros)	30/06/04			31/12/03	30/06/03
	Total gross value	Accrued interest payable	Total		
Due to banks					
Deposits					
- Demand	15,570	12	15,582	13,757	22,425
-Time	63,946	285	64,231	47,938	51,635
Pledged securities	5,844	72	5,916	5,075	5,200
Securities sold under repurchase agreements	64,030	415	64,445	58,067	58,471
Total	**149,390**	**784**			
Net book value			**150,174**	**124,837**	**137,731**
Crédit Agricole internal transactions					
Current accounts in credit	4,382	7	4,389	3,437	5,720
Demand and time deposits	8,538	170	8,708	10,065	10,515
Total	**12,920**	**177**			
Net book value			**13,097**	**13,502**	**16,235**

Note 14 - Customer accounts: analysis by maturity date

(in millions of euros)	30/06/04			31/12/03	30/06/03
	Total gross value	Accrued interest payable	Total		
Current accounts in credit	41,035	55	41,090	41,997	39,719
Government-regulated savings schemes:					
- Demand deposits	78,159	936	79,095	76,012	72,306
- Time deposits	102,569	1,911	104,480	104,192	102,300
Other debts to customer	51,946	696	52,642	53,977	60,293
Pledged securities	12,028	21	12,049	21,587	30,093
Total	**285,737**	**3,619**			
Net book value			**289,356**	**297,765**	**304,711**

Note 15 - Debts represented by a security: analysis by maturity date

(in millions of euros)	30/06/04							31/12/03	30/06/04
	≤ 3 months	> 3 months to ≤ 1 year	> 1 year to ≤ 5 years	> 5 years	Total gross value	Accrued interest payable	Total		
Savings certificates	28	63	141	46	278	5	283	280	312
Interbank securities	37	27	656	1,100	1,820	109	1,929	6,187	5,105
Negotiable debt securities:									
- Issued in France	18,453	8,509	7,599	1,570	36,131	70	36,201	46,761	38,005
- Issued abroad	19,589	14,909	6,424	2,565	43,487	346	43,833	13,934	35,591
Bonds	654	1,670	11,192	8,157	21,673	347	22,020	23,244	23,281
Other debt instruments	106				106		106	99	119
Total					**103,495**	**877**	**104,372**	**90,505**	**102,413**

Note 17 - General reserves for risks and expenses

(in millions of euros)	30/06/03	31/12/03	Consolidation changes	Charges	Write-back	Amounts used	Foreign exchange translation adjustments	Other movements	30/06/04
Country risks	835	753	(1)		(89)		18		681
Financing commitment execution risks	334	293	(3)	39	(27)		1	13	316
Retirement and similar benefits	451	400		34	(24)	(33)		35	412
Synergy-related costs (see note 39)	681	836	(15)	90	(9)	(163)	1		740
Sector risks and other credit risks	1,393	1,418	14	173	(138)	(8)	15	(144)	1,330
Negative net assets of non-consolidated interests	198	138		29	(11)		2	(12)	146
Litigation	601	351	1	64	(32)	(24)	1	52	413
Risk of loss in connection with the internal financing mechanism for home purchase savings schemes	93	80			(10)				70
Negative goodwill	224	216	11	25	(17)				235
Others	466	1,002	(66)	136	(147)	(109)	4	(28)	792
Total	**5,276**	**5,487**	**(59)**	**590**	**(504)**	**(337)**	**42**	**(84)**	**5,135**

Note 18 - Fund for General Banking Risks

(in millions of euros)	30/06/04	31/12/03	30/06/03
Home purchase savings (2)	828	882	770
Liquidity and Solvency Banking Risks (1)	615	615	610
CODEVI (industrial development passbook accounts)			13
Others	444	447	662
Total	**1,887**	**1,944**	**2,055**

(1) This guarantee fund was established at the time of Crédit Agricole S. A.'s initial public offering.
(2) In March 2004, €162 million in Home Purchase Savings FGBR was identified within the Crédit Lyonnais Group as part of the harmonisation of accounting methods carried out upon first-time consolidation pursuant to the provisions of CRC Regulation 99-07.

Note 19 - Subordinated debt: analysis by maturity date and issue currency

(in millions of euros)	30/06/04						31/12/03	30/06/03
	≤ 3 months	> 3 months to ≤ 1 year	> 1 an ≤ 5 ans	> 5 ans	Dettes rattachées	Total		
Fixed-term subordinated debt:	**221**	**131**	**2,029**	**8,127**	**168**	**10,676**	**10,813**	**11,287**
* Euro	221	131	1,716	7,893	165	10,126	10,381	10,758
* US Dollar			218	198	2	418	397	493
* Yen			75	36		111	15	15
* Other currencies			20		1	21	20	21
Perpetual subordinated debt: (1)				**7,089**	**92**	**7,181**	**7,638**	**6,699**
* Euro				7,089	92	7,181	7,622	6,582
* US Dollar						0	16	40
* Yen						0	0	77
* Other currencies						0	0	
Participating securities and loans				**235**		**235**	**235**	**237**
Short-term shareholders' advances						**0**	**0**	**2,167**
Total - gross value	**221**	**131**	**2,029**	**15,451**	**260**	**18,092**	**18,686**	**20,390**
Total						**18,092**	**18,686**	**20,390**

(1) T3CJ (hybrid capital issued by the Regional Banks) accounts for 25.94% of the euro line, i.e. EUR 1.839 million.

Note 20 - Changes in shareholder's equity excluding FGBR

(in millions of euros)	Shareholder's equity excluding FGBR (group share)					Minority interests	Total shareholders equity excluding FGBR
	Share capital	Share premium, reserves and retained earnings	Investment grants	Foreign exchange translation adjustments	Total		
At 31 December 2001	**2,911**	**11,760**	**112**	**211**	**14,994**	**690**	**15,684**
Dividend paid in 2002		(535)			(535)	(35)	(570)
Dividends received by Regional Banks and subsidiaries in 2002 (1)		91			91		91
Changes in share capital					0		0
Elimination of treasury stock (2)	(7)	(35)			(42)		(42)
Change in investment grants			9		9		9
Foreign exchange translation adjustments				(161)	(161)	(26)	(187)
Change in revaluation reserves		5			5	1	6
Net income for 2002		1,064			1,064	(3)	1,061
Impact of application of regulation CRC Regulation 2000-06		4			4		4
Other changes		2			2	(244)	(242)
At 31 December 2002	**2,904**	**12,366**	**121**	**50**	**15,431**	**383**	**15,814**
Dividend paid in 2003		(729)			(729)	(10)	(739)
Dividends received by Regional Banks and subsidiaries in 2003 (3)		103			103		103
Changes in share capital	1,504				1,504		1,504
Net change in share premiums		6,306			6,306		6,306
Elimination of treasury stock (4)	10	53			63		63
Change in investment grants			7		7		7
Foreign exchange translation adjustments				(213)	(213)	(291)	(504)
Change in revaluation reserves		(7)			(7)		(7)
Net income for 2003		1,026			1,026	260	1,286
Change of method (5)		95			95		95
Additions to the scope of consolidation (6)					0	4,120	4,120
Buyout of minority interests (7)					0	(18)	(18)
Other changes		(15)			(15)	(1)	(16)
At 31 December 2003	**4,418**	**19,188**	**128**	**(163)**	**23,571**	**4,443**	**28,014**

(1) Including €89 million of dividends received by the Regional Banks.

(2) This sum comprises 4,334,482 Crédit Agricole S.A. shares, held by the company or other Group companies, which do not satisfy the regulatory criteria for recognition in the consolidated balance sheet (see CRC regulation 2000-02)

(3) Including €97 million in dividends received by the Regional Banks.

(4) The 4,334,482 Crédit Agricole S.A. shares held by Predica since 2002 have been sold outside the Group. At 31 December 2003, 745,968 treasury shares held by Crédit Agricole S.A. were eliminated in the sum of €13,392,000. Until 30 June 2003, they were classified as trading securities - shares and other variable income securities.

(5) Including €119 million in deferred bond issue expenses and €(24) million in discounts on performing loans restructured on off-market terms.

(6) Most of these additions consist of minority interests arising on consolidation of Finaref (75.5%) and Credit Lyonnais (94.8%). CA Preferred Funding also issued EUR 2,428 million of preferred shares.

(5) Minority interests in CA Deveurope BV, Lukas Sa, Lukas Bank, EFL and Credibom

(in millions of euros)	Shareholder's equity excluding FGBR (group share)					Minority interests	Total shareholders equity excluding FGBR
	Share capital	Share premium, reserves and retained earnings	Investment grants	Foreign exchange translation adjustments	Total		
At 31 December 2003	**4,418**	**19,188**	**128**	**(163)**	**23,571**	**4,443**	**28,014**
Dividend paid in 2004		(801)			(801)	(205)	(1,006)
Dividends received by Regional Banks and subsidiaries in 2004		106			106		106
Changes in share capital					0		0
Net change in share premiums					0		0
Changes in treasury stock					0		0
Change in investment grants			66		66		66
Foreign exchange translation adjustments				119	119	65	184
Change in revaluation reserves		(2)			(2)		(2)
Net income for first-half 2004		1,075			1,075	157	1,232
Change of method (1)		59			59		59
Exits from scope of consolidation (2)					0	(137)	(137)
Buyout of minority interests (23					0	(55)	(55)
Restructuring of the Group's business lines		(33)			(33)	31	(2)
Other changes		(10)			(10)	(46)	(56)
At 30 June 2004	**4,418**	**19,582**	**194**	**(44)**	**24,150**	**4,253**	**28,403**

(1) Including €22 million following the first-time application of CRC 2002-10.

(2) Financière Laperouse

(3) Finaref Group

Breakdown of changes in share capital by origin (in millions of euros)	**30/06/04**	**31/12/03**	**30/06/03**
Payment of dividends in shares	-	-	
Rights issues for cash		445	
Rights issues by asset contribution		1,059	
Total	**0**	**1,504**	**0**

Breakdown of change in share premiums by origin (in millions of euros)	**30/06/04**	**31/12/03**	**30/06/03**
Payment of dividends in shares	-	-	
Rights issues for cash		1,860	
Rights issues by asset contribution		4,446	
Total	**0**	**6,306**	**0**

Note 20.1 - Preferred shares

Issuing entity	Issue date	Amount (in millions of USD)	Amount (in millions of euros)	30/06/04 (in millions of euros)	31/12/03 (in millions of euros)	30/06/03 (in millions of euros)
CA Preferred Funding LLC	Jan-03	1,500		1,233	1,188	1,377
CA Preferred Funding LLC	Jul-03	550		452	435	
CA Preferred Funding LLC	Dec-03		550	550	550	
Crédit Lyonnais Capital SCA (1)	Jul-93	350		0	0	305
Cr2dit Lyonnais Preferred Capital 1 LLC	Apr-02		750	750	750	750
Total		2,400	1,300	2,985	2,923	2,432

(1) In July 2003, Crédit Lyonnais made an early redemption of its 1993 USD 350 million preferred shares issue via its Luxembourg subsidiary Crédit Lyonnais Capital SCA.

Note 21 - Capital

(in millions of euros)	30/06/04	31/12/03	30/06/03
Shareholders' equity excluding FGBR	**28,403**	**28,014**	**24,634**
Fund for General Banking Risks	1,887	1,944	2,055
Subordinated debt	18,092	18,686	20,390
Other capital	**19,979**	**20,630**	**22,445**
Total	**48,382**	**48,644**	**47,079**

Note 23 - Off-balance sheet commitments (excluding insurance companies)

(in millions of euros)	30/06/04	31/12/03	30/06/03
COMMITMENTS GIVEN (EXCLUDING INSURANCE COMPANIES	**174,864**	**170,090**	**193,351**
FINANCING COMMITMENTS	**102,263**	**101,324**	**107,655**
Banks	12,363	10,921	17,735
Customers	89,900	90,403	89,920
- Confirmed credit lines	83,009	83,848	82,782
Confirmed documentary credits	2,213	2,505	2,183
Other confirmed credit lines	80,796	81,343	80599
- Other	6,891	6,555	7,138
GUARANTEES	**62,817**	**65,186**	**69,851**
Banks	13,355	18,666	23,166
- Confirmed documentary credits	1,419	1,522	1,567
- Other	11,936	17,144	21,599
Customers	49,462	46,520	46,685
- Guarantees	13,839	12,834	12,984
Property guarantees	86	149	134
Loan repayment guarantees	6,936	6,238	5,567
Guarantees	6,817	6,447	7,283
- Other	35,623	33,686	33,701
COMMITMENTS RELATING TO SECURITIES	**9,784**	**3,580**	**15,845**
COMMITMENTS RECEIVED (EXCLUDING INSURANCE COMPANIES)	**73,178**	**52,424**	**80,262**
FINANCING COMMITMENTS	**31,269**	**9,115**	**24,199**
Banks	27,640	7,984	19,420
Customers	3,629	1,131	4,779
GUARANTEES	**32,103**	**37,814**	**42,030**
Banks	10,957	15,943	16,569
Customers	21,146	21,871	25,461
- Guarantees received from government bodies or similar	5,591	5,975	8,772
- Other	15,555	15,896	16,689
COMMITMENTS RELATING TO SECURITIES	**9,806**	**5,495**	**14,033**

Note 23.1 - Foreign exchange transactions and borrowings

(in millions of euros)	30/06/04		31/12/03		30/06/03	
	To be received	To be delivered	To be received	To be delivered	To be received	To be delivered
Spot	**27,058**	**26,917**	**33,051**	**32,727**	**48,969**	**49,353**
Foreign currencies	17,449	23,499	26,943	27,327	38,037	40,817
Euros	9,609	3,418	6,108	5,400	10,932	8,536
Forward	**713,438**	**716,225**	**636,430**	**633,515**	**677,105**	**679,605**
Foreign currencies	604,001	323,812	390,262	396,820	442,089	442,051
Euros	109,437	392,413	91,241	87,847	115,052	117,837
Unallocated (1)			154,927	148,848	119,964	119,717
Lending and borrowing in foreign currencies (excluding Crédit Lyonnais) :	**2,863**	**941**	**3,461**	**1,813**	**4,248**	**2,031**
Total	**743,359**	**744,083**	**672,942**	**668,055**	**730,322**	**730,989**

(1) Contribution from Crédit Lyonnais

Note 23.2 - Securitisation transactions and special-purpose vehicles

Securitisation transactions carried out on behalf of customers

Calyon has carried out a number of securitisation transactions on behalf of its customers:

- At 30 June 2004, a €1.1 billion portfolio was securitised in North America with the bank's assistance, through four non-consolidated SPVs (Indosuez Capital Funding IIA Limited, Indosuez Capital Funding III Limited, Porticoes Funding L.P. and Indosuez Capital Funding VI Limited), and through a consolidated vehicle (Serves) in which the bank owns at that date 1.4 million euros of subordinated shares, net of provisions.

- Calyon manages a non-consolidated SPV, Hexagon Finance a.r.l., formed in 1998 for operations carried out in Europe on behalf of its customers. At 30 June 2004, Calyon had issued a total of €278 million in letters of credit to guarantee the risk of default attaching to the assets securitised by its customers. Hexagon Finance a.r.l. finances these assets by issuing commercial paper in the money market. No provision was considered necessary at 30 June 2004.

In addition, the bank had granted a total of €4.1 billion in cash lines at 30 June 2004 to the SPVs involved in these transactions.

- At 30 June 2004, a €4.5 billion portfolio was securitised in Europe with the bank's assistance, through three non-consolidated SPVs (LMA, H2O, and ESF). These SPVs finance themselves by issuing commercial paper in the French and euro money markets. In addition, the bank had granted a total of €4.1 billion in cash lines at 30 June 2004 to the SPVs involved in these transactions.

- Calyon also manages a portfolio of loans in North America through two non-consolidated asset-backed commercial paper vehicles, Atlantic Asset Securitization Corp and La Fayette Asset Securitization. At 30 June 2004, Calyon had issued a total of €380 million in letters of credit to guarantee a portion of the risk of default attaching to the assets securitised by their customers. In addition, the bank had granted a total of €3.7 billion in cash lines at 30 June 2004 to the SPVs involved in these transactions.

Securitisation transactions on own account

Calyon and Crédit Lyonnais carry out securitisation transactions on their own account:

a) Transactions carried out by Calyon

Since 2000, Calyon has carried out nine synthetic securitisation transactions maturing between 31 July 2005 and 9 January 2009, as part of its strategy for managing the portfolio of Calyon SA and its branch offices. The SPVs hold assets totalling €20.4 billion, principally loans to large European and American corporates. Calyon has retained a first loss risk (the most subordinated tranches of each transaction, which do not initially have investment-grade rating) averaging 2.6%.

As these are synthetic transactions, the loans concerned are kept on the bank's balance sheet or off-balance sheet items as applicable, while most of the credit enhancement is recorded off-balance sheet, under financial instruments (credit derivatives bought, see Note 24, Hedging transactions).

The bank has retained a total of €517 million in non-investment-grade risk, plus a residual share in the investment-grade tranches amounting to €413 million.

b) Transactions carried out by Crédit Lyonnais

At 30 june 2004, Crédit Lyonnais had carried out three securitisation transactions for its own account.

Two of these transactions were made by way of asset sales, totalling €0.5 billion at 30 june 2004, with Crédit Lyonnais retaining a portion of the risk amounting to €23 million. These transactions involve mortgage loans granted to personal customers in the French branch network.

The other one is synthetic transaction amounting to a total of €1.9 billion at 30 june 2004. Crédit Lyonnais has retained a first-loss risk of €4.3 million. The transactions involved a portfolio of loans granted to large corporates.

Dedicated funds

Calyon owns 100% of Korea 21st Century TR, a South Korean fund consolidated since 1 January 2003, with €8.9 million in assets under management at 30 June 2004.

In addition, Calyon owns shares in funds which are consolidated after their first year of existence where Calyon owns more than 50%. The following table shows a breakdown at 30 June 2004.

Name of fund	Year of creation (approval)	Calyon investment	Funds under management	Consolidated
		in millions of euros	in millions of euros	
Equalt Convertible Arbitrage	2000	60	79.8	Yes
Equalt Pair Trading	2000	33.6	129.4	Deconsolidated
Equalt Moyen Terme	1992	5.7	16.5	No (outstanding at end June 2004)
Equalt Long Terme	2001	5	29.7	No (outstanding at end June 2004)
Equalt Systematic Futures	2002	24.5	44.2	Yes
Equalt Core Macro	2001	28.7	38.3	Yes
Equalt Statistical Arbitrage	2002	59.4	71.4	Yes
Equalt Fixed Income Arbitrage	2002	70.9	199.2	Yes
Equalt Selection	2003	15.6	27.6	No (outstanding at end June 2004)
Equalt Fixed Income Arbitrage X2	2004	25	24.7	No (outstanding at end June 2004)
Liberty View Plus Funds	1998	126.3	310.2	No (Outstanding at end December 2003)
Liberty View Income Fund	2001	30.1	37.6	No (Outstanding at end December 2003)

Note 24 - Financial futures and options

(in millions of euros)		30/06/04 Hedging transactions	30/06/04 Other transactions	30/06/04 Total	31/12/03 Total
Futures and forwards		**416,882**	**3,205,411**	**3,622,293**	**4,330,890**
Exchange traded (1)		**91,002**	**131,125**	**222,127**	**185,920**
Interest rate futures		90,929	63,805	154,734	145,265
Currency futures		5	9,829	9,834	9,168
Equity and stock index instruments		68	57,491	57,559	31,487
Other				0	0
OTC (1)		**325,880**	**3,074,286**	**3,400,166**	**4,144,970**
Interest rate swaps		298,104	2,452,621	2,750,725	3,301,312
Forward rate agreements		526	396,919	397,445	557,394
Equity and stock index instruments		11,643	12,703	24,346	39,411
Other		15,607	212,043	227,650	246,853
Options		**74,540**	**1,396,085**	**1,470,625**	**1,174,862**
Exchange traded		**2,999**	**91,435**	**94,434**	**195,364**
Interest rate options	Bought	925	48,009	48,934	7,073
	Sold	925	35,000	35,925	13,808
Equity and stock index options	Bought	0	2,719	2,719	75,656
	Sold	0	2,189	2,189	61,280
Currency options	Bought	572	1,735	2,307	18,611
	Sold	577	1,783	2,360	18,936
OTC		**71,541**	**1,304,650**	**1,376,191**	**979,498**
Swap options	Bought	49	91,331	91,380	71,144
	Sold	893	99,868	100,761	76,907
Interest rate options	Bought	27,081	122,867	149,948	220,290
	Sold	2,619	119,038	121,657	189,967
Equity and stock index options	Bought	6,776	9,962	16,738	13,179
	Sold	545	10,265	10,810	23,677
Currency options	Bought	738	411,219	411,957	165,144
	Sold	714	421,849	422,563	165,534
Other options	Bought			0	37
	Sold			0	38
Credit derivatives	Bought	32,065	7,605	39,670	46,192
	Sold	61	10,646	10,707	7,389
TOTAL		**491,422**	**4,601,496**	**5,092,918**	**5,505,752**

(1) For futures and forwards, the amounts stated are the aggregate short and long positions in the case of interest rate swaps and swap options, and the aggregate bought and sold contracts in the case of other contracts.

Note 25 - Net interest and similar income

(in millions of euros)	30/06/04	31/12/03 pro forma	30/06/03 pro forma
Loans and advances to banks	2,061	6,120	3,381
Crédit Agricole internal transactions	2,835	6,300	3,189
Loans and advances to customers	4,243	9,112	4,493
Lease financing	718	1,246	548
Bonds and other fixed-income securities	1,283	2,922	1,505
Other interest income	30	160	94
Interest and similar income receivable	**11,170**	**25,860**	**13,210**
Deposits by banks	(2,538)	(8,093)	(4,453)
Crédit Agricole internal transactions	(400)	(910)	(477)
Customer accounts	(4,223)	(8,201)	(4,261)
Lease financing	(376)	(420)	(137)
Bonds and other fixed-income securities	(1,587)	(3,750)	(1,919)
Other interest expense	(225)	(355)	(142)
Interest and similar expense payable	**(9,349)**	**(21,729)**	**(11,389)**
Net interest and similar income	**1,821**	**4,131**	**1,821**

Note 27 - Net fee and commission income

(in millions of euros)	30/06/04			31/12/2003 pro forma			30/06/2003 pro forma		
	Income	Expense	Net	Income	Expense	Net	Income	Expense	Net
Interbank transactions	80	(57)	23	148	(183)	(35)	84	(77)	7
Crédit Agricole internal transactions	51	(279)	(228)	71	(967)	(896)	36	(488)	(452)
Customer transactions	813	(236)	577	1,664	(297)	1,367	869	(141)	728
Securities transactions	150	(113)	37	427	(169)	258	207	(83)	124
Foreign exchange transactions	10	(3)	7	159	(36)	123	50	(18)	32
Financial future and forward instruments and options and other off-balance sheet transactions	84	(18)	66	136	(90)	46	70	(125)	(55)
Banking and financial services (1)	1,852	(1,063)	789	2,881	(1,673)	1,208	1,417	(783)	634
Total	3,040	(1,769)	1,271	5,486	(3,415)	2,071	2,733	(1,715)	1,018

(1) Including life insurance	(270)	(490)	(249)

Note 29 - Trading profits/(losses)

(in millions of euros)	30/06/04	31/12/2003 pro forma
Trading securities and derivatives	1,294	3,382
Transactions and derivatives	(78)	223
Total	1,216	3,605

Pro forma data at 30 June 2003 not available.

Note 30 - Net gain/(loss) on securities transactions

(in millions of euros)	30/06/04	31/12/03
Available for sale securities		
Impairment provisions	(34)	(48)
Write-back of provisions	35	113
Net change in provisions	**1**	**65**
Gains on disposals	590	249
Losses on disposals	(491)	(145)
Net gain/(loss) on disposals	**99**	**104**
Net gain/(loss) on available-for-sale securities	**100**	**169**
Portfolio securities		
Impairment provisions	(66)	(274)
Write-back of provisions	115	143
Net change in provisions	**49**	**(131)**
Gains on disposals	57	158
Losses on disposals	(24)	(108)
Net gain/(loss) on disposals	**33**	**50**
Net gain/(loss) on portfolio securities	**82**	**(81)**
Total net gain/(loss) on securities transactions	**182**	**88**

Pro forma data at 30 June 2003 not available.

Note 32 - Risk-related costs

(in millions of euros)	30/06/04	31/12/03 pro forma	30/06/03 pro forma
Charge to provisions	**(968)**	**(2,534)**	**(1,183)**
Doubtful debts	(709)	(2,091)	(912)
Other provisions	(259)	(443)	(271)
Write-back of provisions	**634**	**1,472**	**657**
Doubtful debts	469	1,149	486
Other provisions	165	323	171
Net change	**(334)**	**(1,062)**	**(526)**
Bad debts written off - *not provided for*	(47)	(186)	(75)
Recoveries on bad debts written off	57	127	55
TOTAL	**(324)**	**(1,121)**	**(546)**

Note 33 - Net gain/(loss) on fixed asset disposals

(in millions of euros)	30/06/04	31/12/03 pro forma	30/06/03 pro forma
Long-term investments			
Charge to impairment provisions			
Held-to-maturity securities		(4)	(1)
Investments in unconsolidated interests and other long-term securities	(33)	(109)	(75)
Write-back of impairment provisions			
Held-to-maturity securities		2	1
Investments in unconsolidated interests and other long-term securities	316	136	88
Net change	**283**	**25**	**13**
Held-to-maturity securities	0	(2)	0
Investments in unconsolidated interests and other long-term securities	283	27	13
Gains on disposal			
Held-to-maturity securities	3	24	18
Investments in unconsolidated interests and other long-term securities	102	71	12
Losses on disposal			
Held-to-maturity securities	(3)	(36)	(25)
Investments in unconsolidated interests and other long-term securities	(347)	(144)	(104)
Net gain (loss) on disposal	**(245)**	**(85)**	**(99)**
Held-to-maturity securities	0	(12)	(7)
Investments in unconsolidated interests and other long-term securities	(245)	(73)	(92)
Net gain/(loss)	**38**	**(60)**	**(86)**
Tangible and intangible fixed assets			
Gains on disposal	**9**	**41**	**10**
Losses on disposal	**(3)**	**(30)**	**(13)**
Net gain/(loss) on disposal	**6**	**11**	**(3)**
Total	**44**	**(49)**	**(89)**

Note 34 - Corporate income tax

(in millions of euros)	30/06/04	31/12/03 pro forma	30/06/03 pro forma
Current tax	(273)	(694)	(304)
Deferred tax income/(charge)	(244)	(28)	(72)
Total	**(517)**	**(722)**	**(376)**

Effective tax rate		**At 30 June 2004**	
(in millions of euros and % tax rate)	Base	Tax rate	Tax
Profit before tax, goodwill amortisation and share in profit/(loss) of equity affiliates	1,560	35.43%	(553)
Impact of permanent timing differences		4.23%	(66)
Impact of different tax rates on foreign subsidiaries		-4.29%	67
Impact of losses for the year, utilisation of tax loss carryforwards and timing differences		2.76%	(43)
Impact of taxation at 19% rate		-2.76%	43
Impact of other items		-2.24%	35
Effective tax rate and charge		33.12%	(517)

The first-half 2004 tax charge breaks down as follows:
- on ordinary activities: tax charge of €516 million
- on extraordinary items: tax charge of €1 million

Note 36 - Extraordinary items

(in millions of euros)	30/06/04	31/12/2003 pro forma	30/06/2003 pro forma
Early retirement benefits	2	(16)	(7)
Insurance premiums and indemnities		6	3
Euro			3
Information systems and restructuring	(4)	(28)	(8)
Litigation	(14)	8	6
Other	15	9	(33)
Total	**(1)**	**(21)**	**(36)**

Note 37.2 - Net income before goodwill amortisation at 30 June 2004 by business line (1) (3)

(in millions of euros)	French retail banking	Specialised financial services	Asset management, insurance and private banking	Corporate and investment banking	International retail banking	Proprietary asset management and other activities	Total business lines
Net banking income	**1,692**	**1,176**	**1,410**	**1,956**	**186**	**(122)**	**6,298**
Operating expenses	(1,234)	(678)	(681)	(1,368)	(150)	(230)	(4,341)
Gross operating income	**458**	**498**	**729**	**588**	**36**	**(352)**	**1,957**
Risk-related costs	(76)	(188)	(6)	(15)	(13)	(26)	(324)
Net operating income	**382**	**310**	**723**	**573**	**23**	**(378)**	**1,633**
Share in net income/(loss) of equity affiliates (2)	362	(2)	4	36	139	(3)	536
Net gain/(loss) on fixed asset disposals				41		3	44
Net ordinary income (before tax)	**744**	**308**	**727**	**650**	**162**	**(378)**	**2,213**
Integration-related costs		(9)	(21)	(74)	(1)	(66)	(171)
Extraordinary items		(11)	(2)	(1)		13	(1)
Tax	(175)	(101)	(231)	(120)	(6)	116	(517)
Net charge to/(write-back from) Fund for General Banking Risks						55	55
Net income before goodwill amortisation	**569**	**187**	**473**	**455**	**155**	**(260)**	**1,579**

(1) The above analysis was derived in part from management information systems

(2) Details of the operations and contribution of the Regional Banks and their subsidiaries to French retail banking are provided in note 37.2.1

(3) Goodwill arising on Crédit Lyonnais will be allocated by business line by 31 December 2004; consequently the breakdown by business line cannot be provided down to net income.

Note 37.2 - Pro forma net income before goodwill amortisation at 31 December 2003 by business line (1) (3)

(in millions of euros)	French retail banking	Specialised financial services	Asset management, insurance and private banking	Corporate and investment banking	International retail banking	Proprietary asset management and other activities	Total business lines
Net banking income	**3,312**	**2,208**	**2,635**	**4,763**	**359**	**(556)**	**12,721**
Operating expenses	(2,409)	(1,264)	(1,343)	(3,117)	(279)	(477)	(8,889)
Gross operating income	**903**	**944**	**1,292**	**1,646**	**80**	**(1,033)**	**3,832**
Risk-related costs	(157)	(356)	1	(561)	(52)	4	(1,121)
Net operating income	**746**	**588**	**1,293**	**1,085**	**28**	**(1,029)**	**2,711**
Share in net income/(loss) of equity affiliates (2)	630	4	7		209	6	856
Net gain/(loss) on fixed asset disposals				25		(74)	(49)
Net ordinary income (before tax)	**1,376**	**592**	**1,300**	**1,110**	**237**	**(1,097)**	**3,518**
Integration-related costs		(8)	(41)	(313)		(151)	(513)
Extraordinary items	(24)	(1)	(3)	(30)	(2)	39	(21)
Tax	(262)	(219)	(408)	(228)	(12)	407	(722)
Net charge to/(write-back from) Fund for General Banking Risks		2	(5)	8		126	131
Net income before goodwill amortisation	**1,090**	**366**	**843**	**547**	**223**	**(676)**	**2,393**

(1) The above analysis was derived in part from management information systems

(2) Details of the operations and contribution of the Regional Banks and their subsidiaries to French retail banking are provided in note 37.2.1

(3) Goodwill arising on Crédit Lyonnais will be allocated by business line by 31 December 2004; consequently the breakdown by business line cannot be provided down to net income.

Note 37.2 - Pro forma net income before goodwill amortisation at 30 June 2003 by business line (1) (3)

(in millions of euros)	French retail banking	Specialised finance services	Asset management, insurance and private banking	Corporate and investment banking	International retail banking	Proprietary asset management and other activities	Total business lines
Net banking income	**1,588**	**1,042**	**1,262**	**2,458**	**187**	**(309)**	**6,228**
Operating expenses	(1,195)	(605)	(683)	(1,595)	(146)	(204)	(4,428)
Gross operating income	**393**	**437**	**579**	**863**	**41**	**(513)**	**1,800**
Risk-related costs	(96)	(171)	(8)	(265)	(20)	14	(546)
Net operating income	**297**	**266**	**571**	**598**	**21**	**(499)**	**1,254**
Share in net income/(loss) of equity affiliates (2)	310	4	4		99	14	431
Net gain/(loss) on fixed asset disposals				(5)		(84)	(89)
Net ordinary income (before tax)	**607**	**270**	**575**	**593**	**120**	**(569)**	**1,596**
Extraordinary items	(6)	(8)	(4)	(2)		(16)	(36)
Tax	(128)	(90)	(200)	(172)	(9)	223	(376)
Net charge to/(write-back from) Fund for General Banking Risks		1	(6)			64	59
Net income before goodwill amortisation	**473**	**173**	**365**	**419**	**111**	**(298)**	**1,243**

(1) The above analysis was derived in part from management information systems

(2) Details of the operations and contribution of the Regional Banks and their subsidiaries to French retail banking are provided in note 37.2.1

(3) Goodwill arising on Crédit Lyonnais will be allocated by business line by 31 December 2004; consequently the breakdown by business line cannot be provided down to net income.

Note 37.2.1 - French retail banking - Operations and contribution of Regional Banks and their subsidiaries

(in millions of euros)	30/06/04	31/12/03 pro forma	30/06/2003 pro forma
Net banking income	**5,860**	**11,040**	**5,589**
Operating expenses	(3,234)	(6,359)	(3,168)
Gross operating income	**2,626**	**4,681**	**2,421**
Risk-related costs	(374)	(851)	(368)
Net operating income	**2,252**	**3,830**	**2,053**
Net gain/(loss) on fixed asset disposals	(2)	(56)	(30)
Net ordinary income (before tax)	**2,250**	**3,774**	**2,023**
Extraordinary items	(62)	(134)	(63)
Tax	(682)	(1,269)	(624)
Charge to Fund for General Banking Risks	(81)	83	(79)
Aggregate reported net income of consolidated Regional Banks	**1,425**	**2,454**	**1,257**
Aggregate reported net income of consolidated Regional Banks' subsidiaries	**23**	**46**	**25**
Consolidation restatements and eliminations	52	75	4
Consolidated net income of equity affiliates (100%)	**1,500**	**2,575**	**1,286**
Consolidated net income of equity affiliates (25%)	**375**	**644**	**321**
Consolidation restatements and eliminations	(105)	(97)	(89)
Gain on increase in share of Regional Banks' retained earnings	2	2	
Gain on increase in share of Regional Banks' profit (1)	90	81	78
Share in net profit/(loss) of affiliates	**362**	**630**	**310**

(1) Difference between dividends actually paid by the Regional Banks to Crédit Agricole S.A. and dividends calculated on the basis of Crédit Agricole S.A.'s percentage ownership of the Regional Banks.

Note 37.3 - Net profit by geographical region (1)

(in millions of euros)	30/06/04 Net banking income	Operating expenses	Gross operating income	Risk-related costs	Operating income	Share in net profit/(loss) of equity affiliates	Net gain on fixed asset disposals	Net ordinary income (before tax)	Integration-related costs	Extraordinary items	Tax	Net charge to/(write-back from) Fund for General Banking Risks	Net income before goodwill amortisation	31/12/03 pro forma Net income before goodwill amortisation	30/06/03 pro forma Net income before goodwill amortisation
France (including overseas departments and territories)	4,242	(3,117)	1,125	(300)	825	356	39	1,220	(87)	15	(374)	55	829	1,103	527
Other European Economic Area countries	865	(556)	309	(73)	236	140	5	381	(41)	(13)	(51)	0	276	611	350
Rest of Europe	212	(131)	81	(5)	76	1	0	77	0	(5)	(16)	0	56	115	61
North America	476	(185)	291	20	311	0	0	311	(25)	3	(41)	0	248	306	167
Central and South America	16	(8)	8	1	9	2	0	11	0	0	0	0	11	5	2
Africa and the Middle-East	182	(120)	62	21	83	37	0	120	(1)	0	(14)	0	105	123	62
Asia and Pacific (excluding Japan)	250	(171)	79	11	90	0	0	90	(13)	(1)	(20)	0	56	130	75
Japan	55	(53)	2	1	3	0	0	3	(4)	0	(1)	0	(2)	0	(1)
Total	6,298	(4,341)	1,957	(324)	1,633	536	44	2,213	(171)	(1)	(517)	55	1,579	2,393	1,243

(1) The above analysis was derived in part from management information systems

Note 38 - Insurance activities

As required by French law, the group applies the specific accounting policies and valuation methods applicable to insurance business as set out in the French Insurance Code.

Note 38.1 - Insurance companies' investments

(in millions of euros)	30/06/04			31/12/03			30/06/03		
	Gross book value	Net book value	Net fair value	Gross book	Net book value	Net fair value	Gross book	Net book value	Net fair value
1-Property investments (incl. assets in progress)	3,430	3,413	3,841	3,115	3,100	3,442	2,793	2,781	3,063
2-Equities and other variable-income securities other than mutual funds	4,085	4,014	4,245	3,781	3,726	3,738	3,589	3,531	3,121
3-Mutual funds other than those in category 4 (below)	10,222	10,222	10,197	8,886	8,884	8,471	8,232	8,152	7,044
4-Mutual funds invested exclusively in fixed-income securities	9,154	9,154	10,397	8,275	8,275	9,696	8,528	8,528	9,906
5-Bonds and other fixed-income securities	89,966	89,964	95,749	88,282	88,944	94,299	83,245	83,966	91,617
6-Mortgage loans	4	4	4	4	4	4	5	5	5
7-Other loans and similar items	343	343	343	422	422	422	428	428	428
8-Deposits with ceding companies	212	212	286	2	2	2	3	3	3
9-Other deposits, cash collateral deposits and other investments	343	343	366	1,559	1,559	1,657	1,591	1,591	1,720
10-Assets backing unit-linked business	14,450	14,450	14,450	13,730	13,731	13,731	12,694	12,694	12,694
Total	**132,209**	**132,119**	**139,878**	**128,056**	**128,647**	**135,462**	**121,108**	**121,679**	**129,601**
Consolidation restatements		**(719)**			**(1,359)**			**(1,344)**	
Net book value		**131,400**			**127,288**			**120,335**	

Note 38.2 - Other insurance-related assets

(in millions of euros)	30/06/04			31/12/03		
	Life	Non-life	Total	Life	Non-life	Total
Assets connected with direct insurance business	536	300	836	337	234	571
Assets connected with reinsurance business	289	9	298	207	163	370
Deferred acquisition costs	4	67	71	4	49	53
Technical reinsurance valuations			0			0
Unrealised foreign exchange gains	283		283			0
Other assets			0			0
Total	**1,112**	**376**	**1,488**	**548**	**446**	**994**
Retraitements de consolidation			**(7)**			**(5)**
Valeur nette au bilan			**1,481**			**989**

Pro forma data at 30 June 2003 not available.

Note 38.3 - Analysis of insurance companies' technical reserves

(in millions of euros)	30/06/04			31/12/03		
	Life	Non-life	Total	Life	Non-life	Total
Unearned premiums reserve	6	417	423	2	326	328
Life reserve	109,931		109,931	104,062		104,062
Claims reserve	1,534	824	2,358	1,167	816	1,983
With profits reserve	1,887	21	1,908	2,440	63	2,503
Equalisation reserves		7	7	23	8	31
Other technical reserves		441	441	45	415	460
Total excluding unit-linked technical reserves	**113,358**	**1,710**	**115,068**	**107,739**	**1,628**	**109,367**
Unit-linked technical reserves	14,466		14,466	13,702		13,702
Total technical reserves - gross	**127,824**	**1,710**	**129,534**	**121,441**	**1,628**	**123,069**
Reinsurers' share in technical reserves	(370)	(147)	(517)	(252)	(137)	(389)
Net technical reserves	**127,454**	**1,563**	**129,017**	**121,189**	**1,491**	**122,680**

Contracts written on the Group's behalf to match its employee liabilities represent less than 1% of total technical reserves.
Pro forma data at 30 June 2003 not available.

Note 38.4 - Other insurance-related liabilities

(in millions of euros)	30/06/04			31/12/03		
	Life	Non-life	Total	Life	Non-life	Total
Liabilities for cash deposits received from ceding companies against technical insurance commitments	9	2	11	2	2	4
Liabilities connected with direct insurance business	321	134	455	386	113	499
Liabilities connected with reinsurance business	349	105	454	244	201	445
Technical reinsurance valuations	283		283			
Deferred reinsurance commission income						
Unrealised foreign exchange gains			0	2		2
Total	**962**	**241**	**1,203**	**634**	**316**	**950**
Consolidation restatements			**(42)**			**(1)**
Total			**1,161**			**949**

Pro forma data at 30 June 2003 not available.

Note 38.5 - Breakdown of gross margin on insurance activities

(in millions of euros)	30/06/04			31/12/03			30/06/03 pro forma		
	Life	Non-life	Total	Life	Non-life	Total	Life	Non-life	Total
Gross premiums	8,556	675	9,231	14,802	1,190	15,992	7,582	577	8,159
Less: reinsurance premiums	(131)	(52)	(183)	(157)	(78)	(235)	(16)	(38)	(54)
Net premiums	**8,425**	**623**	**9,048**	**14,645**	**1,112**	**15,757**	**7,566**	**539**	**8,105**
Investment income	3,061	39	3,100	5,907	82	5,989	2,956	42	2,998
Adjustments related to unit-linked business (capital gains)(1)	227		227	3,015		3,015	1,399		1,399
Other technical income and gains			0			0			0
Underwriting and investment income	**11,713**	**662**	**12,375**	**23,567**	**1,194**	**24,761**	**11,921**	**581**	**12,502**
Claims	(4,450)	(326)	(4,776)	(6,582)	(567)	(7,149)	(3,438)	(271)	(3,709)
Less reinsurance	11	16	27	147	23	170	7	8	15
Net claims	**(4,439)**	**(310)**	**(4,749)**	**(6,435)**	**(544)**	**(6,979)**	**(3,431)**	**(263)**	**(3,694)**
Charges related to technical reserves	(4,146)	(16)	(4,162)	(7,921)	(142)	(8,063)	(4,207)	(69)	(4,276)
Less reinsurer's share in charges related to technical reserves	2	(3)	(1)	(2)	35	33	29	9	38
Net charges related to technical reserves	**(4,144)**	**(19)**	**(4,163)**	**(7,923)**	**(107)**	**(8,030)**	**(4,178)**	**(60)**	**(4,238)**
With-profits provision	(1,928)	(21)	(1,949)	(4,662)	(56)	(4,718)	(1,753)	(23)	(1,776)
Costs connected with investments	(269)	(4)	(273)	(553)	(13)	(566)	(384)	(9)	(393)
Adjustments related to unit-linked business (losses)(1)	(2)		(2)	(2,198)		(2,198)	(1,279)		(1,279)
Other technical expense and losses			0			0			0
Underwriting and investment expense	**(10,782)**	**(354)**	**(11,136)**	**(21,771)**	**(720)**	**(22,491)**	**(11,025)**	**(355)**	**(11,380)**
Gross margin on insurance activities	**931**	**308**	**1,239**	**1,796**	**474**	**2,270**	**896**	**226**	**1,122**
Consolidation restatements			(41)			(32)			(19)
Gross margin on insurance activities			1,198			2,238			1,103

(1) The change of adjustements related to unit-linked business in 2004 corresponds to the Assurances Fédérales Vie contribution ; 2003 data not available

Crédit Agricole Group insurance companies own securities issued by other Group companies in their investment portfolios. These securities and related income are eliminated from the consolidated financial statements. In order to present a realistic economic view of insurance activities in the consolidated statement of income, the income from these securities has been written back to the gross margin on insurance activites, to reflect interest income.

Note 39 - Integration-related costs

(in millions of euros)	30/06/04			31/12/03 pro forma
	Costs provided for net of reversals of provisions no longer required	Costs expensed in the year	TOTAL	TOTAL
Costs charged to income	**81**	**90**	**171**	**513**
o/w:				
- Synergy-related costs	81	85	166	374
- *Other integration-related costs*		5	5	*139*
Synergy-related costs charged to shareholders' equity (identifiable liabilities)	**0**	**0**	**0**	**532**
Total synergy-related costs	**81**	**85**	**166**	**906**
o/w:				
Staff costs	80	6	86	626
Information systems costs	1	8	9	56
Property-related costs	0	6	6	102
Other	0	65	65	122
	81	**85**	**166**	**906**

(1) In addition, €163 million of provisions for synergy-related costs were used during the first half of 2004.

Exhibit 1.3

2004 Half-Year Results Presentation

September 8, 2004

Please see attached.

Half-Year 2004 Results

CRÉDIT AGRICOLE S.A.

- ✓ **Crédit Agricole S.A. consolidated results**
- ✓ **Presentation of results by business line**
  - ➢ French retail banking – Regional Banks
  - ➢ French retail banking – Crédit Lyonnais
  - ➢ Specialised financial services
  - ➢ Asset management, insurance and private banking
  - ➢ Corporate and investment banking
  - ➢ International retail banking
  - ➢ Proprietary asset management and other activities
- ✓ **A well-advanced integration**
- ✓ **Crédit Agricole S.A. balance sheet data**
- ✓ **Crédit Agricole Group financial data**
- ✓ **Appendices**

2004 First Half

Results up sharply

A well-advanced integration

Consolidated results* at 30 June 2004

Net income - Group share, before goodwill and integration-related costs: €1,533m (+43.7%)

- Net income - Group share, before integration-related costs: €1,186m (+61.6%)
- Net income - Group share: €1,075m (+46.5%)

H1-04 annualised ROE: 13.25%

• Compared to 30 June 2003 pro forma

Q2-04 consolidated results

Net income - Group share, before goodwill and integration-related costs: €823m (+37.2% vs. Q2-03 pro forma / +15.9% vs. Q1-04)

- Net income - Group share, before integration-related costs: €653m (+50.8% vs. Q2-03 pro forma / +22.5% vs. Q1-04)
- Net income - Group share: €569m (+31.4% vs. Q2-03 pro forma / +12.4% vs. Q1-04)

Crédit Agricole S.A. consolidated results

Pro forma consolidated income statement

€ m	H1-03 pro forma	H1-04	% change H1-04/H1-03	Q2-04	% change Q2-04/Q1-04	% change Q2-04/Q2-03
Net banking income	**6,228**	**6,298**	**+1.1%**	**3,250**	**+6.6%**	**(3.3%)**
Operating expenses	(4,428)	(4,341)	(2.0%)	(2,168)	(0.2%)	(4.1%)
Gross operating income	**1,800**	**1,957**	**+8.7%**	**1,082**	**+23.7%**	**(1.7%)**
Risk-related costs	(546)	(324)	(40.7%)	(128)	(34.7%)	(62.7%)
Equity affiliates	431	536	+24.4%	228	(26.0%)	+6.0%
Net income on fixed assets	(89)	44	n.m.	41	X13.7	n.m.
Pre-tax income	**1,596**	**2,213**	**+38.7%**	**1,223**	**+23.5%**	**+33.8%**
Integration-related costs	-	(171)	n.m.	(130)	n.m.	n.m.
Net income	**910**	**1,232**	**+35.4%**	**650**	**+11.7%**	**+23.8%**
Net income-Group share	**734**	**1,075**	**+46.5%**	**569**	**+12.4%**	**+31.4%**
Net income - Group share before integration-related costs	**734**	**1,186**	**+61.6%**	**653**	**+22.5%**	**+50.8%**
Net income - Group share before goodwill and integration-related costs	**1,067**	**1,533**	**+43.7%**	**823**	**+15.9%**	**+37.2%**

Excellent performance from all business lines

Contribution of business lines to net income before goodwill and integration-related costs

€ m


1,243
+36.0%
1,690
269
204
173
385
419
111
(298)
302
267
193
487
502
156
H1-03 pro forma
H1-04
French retail banking - Regional Banks
French retail banking - Crédit Lyonnais network
Specialised financial services
Asset management, insurance and private banking
Corporate and investment banking
International retail banking
Proprietary asset management and other activities

- ✓ Solid business levels and good results for the Regional Banks, Crédit Lyonnais network, consumer credit subsidiaries, and asset management
- ✓ Higher contribution from Corporate and Investment Banking coupled with a sharp decline in the cost of credit risk and charges offset fall in revenues
- ✓ Improvement in contribution from International retail banking owing to Intesa's excellent performance

Crédit Agricole S.A. consolidated results

High profitability from all business lines

€ bn	H1-04			Targets ROE 2006*
	Allocated capital	%	ROE	
French retail banking – Regional Banks	3.2	13.7	17.7%	18%
French retail banking – Crédit Lyonnais	2.2	9.8	23.9%	25%
Specialised financial services	1.9	8.4	20.3%	22%
Asset management, insurance and private banking	5.3	23.5	18.5%	19%
Corporate and investment banking	7.8	34.1	13.0%	15%
International retail banking	2.4	10.4	13.6%	12%
Total business lines	**22.8**	**100.0**	**16.7%**	**18%**
Group			**13.25%**	**15%**

* Announced at the time of the friendly takeover bid for Crédit Lyonnais

- ✓ **Crédit Agricole S.A. consolidated results**
- ✓ **Presentation of business lines results**
  - ➢ French retail banking – Regional Banks
  - ➢ French retail banking – Crédit Lyonnais
  - ➢ Specialised financial services
  - ➢ Asset management, insurance and private banking
  - ➢ Corporate and investment banking
  - ➢ International retail banking
  - ➢ Proprietary asset management and other activities
- ✓ **A well-advanced integration**
- ✓ **Crédit Agricole S.A. balance sheet data**
- ✓ **Crédit Agricole Group financial data**
- ✓ **Appendices**

French retail banking – Regional Banks

Continued buoyant growth at Regional Banks

H1-04 Pre-tax income: € 362 m


16.4%

Allocated capital: €3.2bn


13.2%

H1-04 Net income before goodwill: € 302 m

ROE: 17.7%

- ✓ Policy designed to conquer priority segments (young customers and high net worth individuals)
- ✓ Leadership in bancassurance in France reinforced:
  - Life insurance: over 10m policies written
  - 750,000 products sold following *Epargne Retraite Verte* retirement savings campaign, including 130,000 PERPs, giving the Regional Banks a 25% market share
- ✓ 8.5% rise in GOI
- ✓ Cost of credit risk lower than in H1-2003

French retail banking – Regional Banks

Sharp increase in customer assets

✓ Robust growth in deposits outstanding in the first half (+€5.3bn) *compared with* +€3.2bn in H1-03. Over one year, deposits outstanding expanded by 7.6%

- continued strong growth momentum in life insurance
- sharp rebound for mutual funds during the first quarter
- deposit-taking advanced by 5.2%

✓ Success of new 'Capital Vert Croissance' term product, which attracted €418m over the first half

€ bn


330.4
34.9
84.0
9.2
24.1
76.8
45.6
55.8
350.2
37.8
89.1
8.8
24.1
80.7
49.0
60.7
355.5
39.1
94.0
9.2
22.7
80.8
50.2
59.5
Jun 03
Dec 03
Jun 04

Aggregate outstandings (excl. securities) from the Regional Banks

	% change H1-04/H1-03
Total	+7.6
Mutual funds	+12.1
Life insurance	+11.9
Time deposits, savings bonds and certificates of deposits	+0.5
Popular savings plans	(6.1)
Home purchase savings schemes	+5.2
Passbook accounts	+10.1
Sight deposits	+6.7

French retail banking – Regional Banks

Strong growth in loans outstanding and new lending

✓ Very high growth in loan production with €23.1bn in medium- and long-term loans written during the first half, 26.3% more than in H1-03. Growth in residential mortgage lending exceptionally strong at 35%

✓ Continued acceleration in growth in loans outstanding : +8.5% vs. H1-03 against + 8.2% in Q1-04 and +7.1% in 2003


€ bn
212.9
3.5
17.7
13.6
53.2
27.5
97.4
223.3
3.7
19.7
14.1
54.9
27.2
103.7
230.9
3.6
19.7
14.4
54.8
28.4
110.0
Jun 03
Dec 03
Jun 04

Aggregate loans outstanding from the Regional Banks

	% change H1-04/H1-03
Total	+8.5
Other	+5.6
Local authorities	+11.6
Consumer credit	+5.6
Business	+3.0
Farming loans	+3.1
Mortgage loans	+12.9

French retail banking – Regional Banks

Increase in fee income and products per customer

- ✓ Customer base continued to expand steadily (+126,000 current accounts over one year).
- ✓ Fee income from customers rose sharply (up 9.2% on H1-03). The strong growth in fee income on securities (+14.3%) reflects a recovery in this form of savings. Individuals are cautiously getting back into the stock market, with innovative products such as 'Atout Vert Horizon'.
- ✓ At end-June 2004, the number of products and services sold to individuals topped the 100 million mark.

Rise in the number of products per current account


7.2
7.4
7.5
H1-02
H1-03
H1-04

Rise in fee income from customers


€m
% change H1-04/H1-03
1,665
1,779
1,943
519
568
622
166
161
184
348
377
408
632
673
729
H1-02
H1-03
H1-04
Total +9.2
Services and other banking transactions +9.5
Securities +14.3
Insurance +8.4
Account management and payment instruments +8.2

French retail banking – Regional Banks

Continued tight control over costs and risks

✓ Continued improvement in cost/income ratio for the Regional Banks (1.1 point decline from H1-03) due to controlled operating costs

✓ Cost of credit risk receded to 28bp in H1-04

✓ Doubtful loan ratio dropped sharply, to 3.7% of total loans outstanding in the first half of 2004

✓ Ratio of reserves to doubtful loans increased to 69.2%.

Continuous improvement in cost/income ratio*



64.2%
60.5%
59.4%
H1-02
H1-03
H1-04

Trends in provisioning against bad and doubtful debts and risk-related costs



67.2%
68.0%
69.2%
Provisions/bad & doubtful debts outstanding
4.5%
4.2%
3.7%
BDD/total loans outstanding
35 bp
35 bp
28 bp
Cost of credit risk/total loans outstanding
H1-02
H1-03
H1-04

* Aggregate cost/income ratio of the 42 Regional Banks accounted for by the equity method, excl. dividends paid by Crédit Agricole S.A.

French retail banking – Regional Banks

Continued growth in income and a strong contribution from the Regional Banks

✓ Solid growth in GOI (+8.5%) owing to a combination of a 4.8% rise in NBI and a contained 2.1% increase in operating costs

✓ Risk-related costs were stable (1.6% higher than in H1-03) despite a 13% fall in the cost of credit risk

✓ Contribution from Regional Banks advanced by 16.8% (by 12.3% after the tax on dividends received from the Regional Banks). The contribution in Q2-04 reflects the elimination of dividends paid by Crédit Agricole S.A.

€ m

Contribution of the Regional Banks accounted for by the equity method


Net banking income*
H1/H1: +4.8%
Q2-Q2: +2.1%
H1-04
5,860
H1-03
5,589
Gross operating profit*
H1/H1: +8.5%
Q2-Q2: +2.3%
H1-04
2,626
H1-03
2,421
Net profit*
H1/H1: +13.4%
Q2-Q2: +12.8%
H1-04
1,425
H1-03
1,257
Income from equity affiliates
H1/H1: +16.8%
Q2-Q2: +23.7%
H1-04
362
H1-03
310

* Aggregate unconsolidated results of the 42 Regional Banks accounted for by the equity method.

French retail banking – Regional Banks

Income statement

€ m	H1-03	H1-04	% change H1-04/H1-03	Q2-04	% change Q2-04/Q2-03
Net banking income					
Operating expenses					
Gross operating income					
Risk-related costs					
Income from equity affiliates	310	362	+16.8%	146	+23.7%
Pre-tax ordinary income	**310**	**362**	**+16.8%**	**146**	**+23.7%**
Extraordinary items + tax + FGBR	(41)*	(60)*	+46.3%	(11)	X2.2
Net income before goodwill amortisation	**269**	**302**	**+12.3%**	**135**	**+19.5%**
Cost/income ratio	n.a.	n.a.		n.a.	
Allocated capital (€ bn)	2.9	3.2			
ROE	16.4%	17.7%			

* Tax impact of dividends received from Regional Banks

French retail banking – Crédit Lyonnais

Sharp growth in gross operating income (up 16.5%), driven by a persistently strong business performance

H1-04 Pre-tax income: €382m


17.3%

Allocated capital: €2.2 bn


9.6%

H1-04 net income before goodwill and integration-related costs: €267m

ROE: 23.9%

✓ Robust business momentum over the first half:

- 39,000 increase in individual customers
- Leading bank for retail placement of OPOs (Snecma, Biomerieux, Pages Jaunes)
- 45,000 PERP sold at end-June

✓ Strong growth in GOI on a like-for-like basis, on comparable methods*:

- NBI: +6.8%
- Expenses: +2.2%
- GOI: +21.2%

✓ Tightly controlled operating expenses and risk-related costs

*Unaudited figures

French retail banking – Crédit Lyonnais

Sharp increase in customer assets

✓ Strong growth in deposit-taking driven by robust increase in number of passbook accounts (up 15.7% on H1-03 – commercial success of 'Cerise' passbook account with 150,000 contracts written and total deposits outstanding of €824m)

✓ Growth momentum in life insurance confirmed (up 9.3% on H1-03)

✓ Rise in securities and mutual fund deposit-taking (up 4.5% on H1-03)


€ bn
106,7
108,1
112,1
9.9
18.1
10.3
18.8
11.4
18.8
Jun 03*
Dec 03
Jun 04

	% change H1-04/H3-03
Total	+5.1
Securities and mutual funds	+4.5
Life insurance	+9.3
Time deposits, savings bonds and certificates of deposits	(14.5)
Popular savings plans	(17.8)
[illegible]	[illegible]
Passbook accounts	+15.7
Current accounts	+3.7

* Presented in amounts outstanding at end of period

CRÉDIT AGRICOLE S.A.

French retail banking – Crédit Lyonnais

Continued strong growth in loans outstanding

✓ Robust growth (10.7%) in outstanding loans to individuals and professionals owing to:

- Continued strong rise in mortgage loans (up 13.6% on H1-03)
- Stepped-up expansion in amortisable consumer loans (up 8.2%)

✓ 3.4% year-on-year increase in SME loans outstanding


€ bn
42.3
7.5
7.0
21.6
44.8
7.7
7.2
23.5
46.3
7.8
7.3
24.6
Jun 03*
Dec 03
Jun 04

* Presented in amounts outstanding at end of period

	% change H1-04/H3-03
Total	+9.4
SME loans	+3.4
MT/LT business loans	+7.7
Short-term loans	+4.2
Mortgage loans	+13.6

French retail banking – Crédit Lyonnais

NBI fuelled by a strong commercial drive in all customer segments

✓ NBI growth was 6.5% year-over-year and was driven by:

- Higher fee income, especially from account management (+13.9%) and commitment and set-up fees (up 11.3%)
- The interest margin, due to favourable volume and interest rate effects on sources of funds, the competition remaining very strong on the loan side

✓ The number of products per customer rose by 0.4 year-over-year owing to the increase in the number of services sold per customer. The success of the 'Antidote' insurance product is noteworthy, with 10,000 new policies written in two months

NBI for H1-03 and H1-04

€ m



1,588
852
255
150
H1-03
1,692
917
253
166
H1-04

	%change H1-04/H1-03	%change** H1-04/H1-03
Total	**+6.5**	**+ 6.8**
Net interest margin	+7.6	+5.5
Fee income	**+5.3**	**+8.3**
■ Acct mgmt., services and payment instruments	+7.7	+7.7
■ Brokerage	(1.1)*	+7.3
■ Commitment and set-up	+11.3	+11.3

Increase in number of products per customer



7.6
8.0
H1-03
H1-04

*Excluding the impact of the Prédica/UAF merger on the branch network: +7.3%

**Change on a like-for-like basis and on comparable methods – unaudited figures

French retail banking – Crédit Lyonnais

Operating expenses and risk-related costs

- ✓ Costs extremely tightly controlled, with a rise of 2.2% on a like-for-like basis, including large marketing investments of €20m in H1-04 (opening of new branches, installing a multi-channel platform, …)
- ✓ Risk-related costs stabilised at around 40bp (2003: 45bp; Q1-04: 46bp)


Trends in operating expenses
€ m
1,195
Change in scope
Marketing investments
Committed costs
1,234
75.2%
Cost/income ratio
H1-03
H1-04


Trends in risk-related costs*
24 bp
56 bp
41 bp
H1-02
H1-03
H1-04

* risk-related costs/risk-weighted assets

French retail banking – Crédit Lyonnais

Income statement

€ m	H1-03 pro forma	H1-04	% change H1-04/H1-03	Q2-04	% change Q2-04/Q1-04	% change Q2-04/Q2-03
Net banking income	**1,588**	**1,692**	**+6.5%**	**859**	**+3.1%**	**+6.3%**
Operating expenses	(1,195)	(1,234)	+3.3%	(626)	+3.0%	+3.5%
Gross operating income	**393**	**458**	**+16.5%**	**233**	**+3.6%**	**+14.8%**
Risk-related costs	(96)	(76)	(20.8%)	(32)	(27.3%)	(41.8%)
Pre-tax ordinary income	**297**	**382**	**+28.6%**	**201**	**+11.0%**	**+35.8%**
Extraordinary items + tax + FGBR	(93)	(115)	+23.7%	(60)	+9.1%	+30.4%
Net income before goodwill amortisation	**204**	**267**	**+30.9%**	**141**	**+11.9%**	**+38.2%**
Cost/income ratio	[illegible]	[illegible]		72.9%		
Allocated capital (€ bn)	[illegible]	[illegible]				
ROE	[illegible]	[illegible]				

CRÉDIT AGRICOLE S.A.

A high-growth business

H1-04 Pre-tax income: €308m


13.9%

Allocated capital: €1.9bn


7.5%

H1-04 net income before goodwill and integration-related costs: €193m

ROE: 20.3%

Consumer credit

✓ Robust expansion in international business, with a 27.7% year-over-year rise in outstandings

✓ First-time consolidation of Dan'Aktiv in Q2-04, with managed outstandings of €100m at 30 June 2004

Lease finance and Factoring

✓ Gradual pick-up in business in a climate that is becoming more favourable

Specialised financial services

Consumer credit in France and abroad

✓ Strong growth in credit outstandings (up 13.8% on H1-03), especially abroad (up 27.7% on H1-03)

✓ Loan origination advanced by 11.7%:
- In France: up 7.0% on H1-03
- Abroad : up 25.6% on H1-03

✓ Sales over the Internet jumped by 77%, from €101m in H1-03 to €189m in H1-04.

Growth in managed outstandings



€ bn
26.3
28.1
29.9
2.0
3.3
2.2
3.9
2.2
4.4
Jun 03
Dec 03
Jun 04
% change H1-04/H1-03
Total +13.8
Regional banks +9.6
Sofinco/ Crédit Lyonnais partnership +34.6
Third party and JV (7.7)
Proprietary outstandings +13.0%

Geographic breakdown of outstandings



€ bn
26.3
28.1
29.9
6.0
6.7
7.7
Jun 03
Dec 03
Jun 04
change H1-04/H1-03
International +27.7
France +9.5

CRÉDIT AGRICOLE S.A.

Consumer credit

- ✓ Impact of provisions for the Neiertz discount and changes in scope of consolidation (Crédibom and Dan'Aktiv) pushing up risk-related costs
  Excluding these effects, risk-related costs were tightly -controlled (up 5.8% on H1-03)
- ✓ Margins maintained in a climate of intense competition
- ✓ Handsome rise in contribution from foreign subsidiaries

Trend in risk-related costs


€ m
137
Neiertz discount
17
Scope (Crédibom, Dan'Aktiv)
Other
169
H1-03
H1-04

European subsidiaries: Net income before goodwill amortisation


€ m
48
Scope (Crédibom, Dan'Aktiv)
7
Organic growth
64
H1-03
H1-04

Contribution from European subsidiaries up 33.3%
Excl. Credibom: up 18.8%

Leasing and factoring: improvement in business conditions in Q2-04

✓ **Leasing**

- Rapid business growth momentum for EFL in Poland, with a 17.3% rise in outstandings between 30 June 2003 and 30 June 2004
- In France, production catching up significantly in Q2-04, with a 0.8% year-over-year increase in H1-04 following a 10% drop in Q1-04; a significant proportion generated in syndication with the Regional Banks

✓ **Factoring**

- Revenues up 3.5%; business is on an uptrend

Trends in leasing book


€ bn
12.5
12.6
12.6
Jun 03
Dec 03
Jun 04
Outstanding up 0.9% vs June 03

Growth in factoring revenues and book


€ bn
12.5
4.6
12.9
4.9
H1-03
H1-04
Revenues : +3.5%
Outstanding : +6.4%

Specialised financial services

Income statement

€ m	H1-03 pro forma	H1-04	% change H1-04/H1-03	Q2-04	% change Q2-04/Q1-04	% change Q2-04/Q2-03
Net banking income	**1, 042**	**1,176**	**+12.9%**	**600**	**+4.2%**	**+12.1%**
Operating expenses	(605)	(678)	+12.1%	(344)	+3.0%	+13.1%
Gross operating income	**437**	**498**	**+14.0%**	**256**	**+5.8%**	**+10.7%**
Risk-related costs	(171)	(188)	+9.9%	(93)	(2.1%)	+1.1%
Income from equity affiliates	4	(2)	n.m.	(3)	n.m.	n.m.
Pre-tax ordinary income	**270**	**308**	**+14.1%**	**160**	**+8.1%**	**+13.0%**
Extraordinary items (excluding integration-related costs) + tax + FGBR	(97)	(115)	+18.6%	(57)	(1.7%)	+3.6%
Net income before goodwill amortisation	**173**	**193**	**+11.6%**	**103**	**+14.4%**	**+24.1%**
Cost/income ratio	58.1%	57.6%		57.3%		
Allocated capital (€ bn)	1.6	1.9				
ROE	20.5%	20.3%				

Outstanding performance in asset management and insurance

H1-04 Pre-tax ordinary income: €727m


32.9%

Allocated capital: €5.3bn


23.2%

H1-04 net income before goodwill and integration-related costs: €487m

ROE: 18.5%

- ✓ Managed outstandings (excluding double counting) advanced by nearly €38bn over one year to over €400bn at 30 June 2004
- ✓ Private banking business picked up after the creation of a unified organisation (BGPI/ CAICG merger) in France at the end of 2003. Managed outstandings rose by 9% over one year.
- ✓ Insurance business continued to expand at a robust pace, with revenues increasing by:
  - 11.3% on H1-03 in life insurance
  - 17.7% on H1-03 in non-life

Asset management, insurance and private banking

Exceptionally strong inflows in all segments

Assets under management (excluding double counting) rose by €15.1bn over the first half (up 12.4% over one year):

- owing to strong momentum in new inflows in asset management and life insurance; and
- to the modest rise in the equity markets since the end of 2003 (+4.9% for the CAC 40)


€ bn
Assets under management
67.1*
278.6
363.3
68.5*
299.1
386.1
70.7
317.4
401.2
Jun 03
Dec 03
Jun 04

CAC 40: 3,084 3,558 3,733

	% change H1-04/H1-03
Assets under management (excl. double counting)	**+12.4**
Private banking	+5.3
Life insurance	[illegible]
Asset management	+13.9

Historical figures were restated to harmonise counting methods among the different entities.
*The June and December periods are shown on a like-for-like basis (excluding Lacim, which was divested in Q1-04)

Asset management

✓ Sharp rise in new inflows (+€12bn) concentrated on:

- bond instruments and alternative management, which alone accounted for 42% of net new inflows
- corporate and institutional customers

✓ 'Performance' effect: +€6.3bn

✓ Significant expansion abroad, with €4.4bn new inflows, primarily in Asia, Spain and the UK


€ bn
Assets under management
278.6*
299.1*
Inflows
12.0
Market
6.3
317.4*
16.6
21.4
27.2
Jun 03
Dec 03
Jun 04
% change H1-04/H1-03 adjusted scope and method
AUM +13.9
France +10.7
International +64.3


Breakdown of AUM*
23.5%
22.0%
21.0%
25.7%
25.0%
25.1%
8.3%
11.2%
12.6%
Jun 03
Dec 03
Jun 04
Money markets
Bonds
Equities
Structured, alternative and other

*Figures calculated using a harmonised method for counting outstandings (inclusion of mandates invested in mutual funds and neutralisation of the share of feeder funds invested in master funds)

Asset management, insurance and private banking

Private banking

✓ Solid business growth. On a like-for-like basis, assets under management moved up 5.3%:
- in France: up 9%
- abroad: up 3.3%

✓ Outstanding amounts expanded by €2.2bn on a like-for-like basis, with:
- net new inflows of €600m
- performance effect of €1.6bn

Assets under management


€ bn
67.1*
68.5*
Inflows
0.6
Market
1.6
70.7
42.9
42.9
44.3
Jun 03
Dec 03
Jun 04
% change
H1-04/H1-03
AUM +5.3
France +9.0
International +3.3

* Excluding life insurance for managed clients as from H1-04 and excluding Lacim, which was divested of in Q1-04. Historical figures restated.

Asset management, insurance and private banking

Life insurance

✓ Continued strong business:

- Revenues were €8.4bn (up 11.3% on H1-03). Revenues from unit-linked contracts advanced by 20.2% on H1-03 and accounted for 30% of total revenues
- Assets under management up 10.3% on H1-03

✓ Increase in equity products as a percentage of investments


Assets under management**
€ bn
111.9*
117.5
123.4
99.5
104.1
109.5
Jun 03
Dec 03
Jun 04
% change H1-03/H1-04
In-force +10.3
Unit-linked +12.5
€ +10.0


Breakdown of investments (excl. unit-linked)
7.0%
7.1%
10.0%
11.6%
Book value H1-03
Book value H1-04
Treasury
Property
Equity

*Historical figures have been restated to harmonise concepts among the subsidiaries
**Mathematical provisions

Asset management, insurance and private banking

Property & casualty insurance

- ✓ Strong growth in business activity in all areas: Pacifica's portfolio expanded by nearly 14% over one year
- ✓ Premium income up 17.7% on H1-03
- ✓ Claims ratio declined over the first half to 55.5% from 60.5% in H1-03

Premium income


€ m
411.0
483.7
11.4
172.6
132.6
27.5
186.6
162.2
H1-03
H1-04

	% change H1-04/H1-03
Premium income	+17.7
Farming policies	X2.4
Car	+8.1
Comprehensive household	+13.8
Personal accident, health, legal protection and other	+22.3

Loss ratio


92.7%
92.7%
Combined ratio
60.5%
55.5%
Claims ratio
H1-03
H1-04

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Income statement

€ m	H1-03 pro forma	H1-04	% change H1-04/H1-03	Q2-04	% change Q2-04/Q1-04	% change Q2-04/Q2-03
Net banking income	**1,262**	**1,410**	**+11.7%**	**730**	**+7.4%**	**+12.1%**
Operating expenses	(683)	(681)	(0.3%)	(343)	+1.5%	(1.4%)
Gross operating income	**579**	**729**	**+25.9%**	**387**	**+13.2%**	**+27.7%**
Risk-related costs	(8)	(6)	(25.0%)	(6)	n.m.	(33.3%)
Income from equity affiliates	4	4	-	3	X 3	+50.0%
Pre-tax ordinary income	**575**	**727**	**+26.4%**	**384**	**+12.0%**	**+29.7%**
Extraordinary items (excluding integration-related costs) + tax + FGBR	(210)	(240)	+14.3%	(119)	(1.7%)	+2.6%
Net income before goodwill amortisation	**365**	**487**	**+33.4%**	**265**	**+19.4%**	**+47.2%**
Cost/income ratio	**54.1%**	**48.3%**		**47.0%**		
Allocated capital (€ bn)	**5.0**	**5.3**				
ROE	**14.6%**	**18.5%**				

CRÉDIT AGRICOLE S.A.

A 20% increase in the CIB contribution

H1-04 Pre-tax ordinary income: €650m


29.5%

Allocated capital: €7.8bn


35.1%

H1-04 net income before goodwill and integration-related costs: €502m

ROE: 13.0%

- ✓ Revenues down overall (-20%), reflecting a mixed situation
  - Satisfactory performance in corporate banking, brokerage and foreign exchange and debt market operations
  - Steep decline in trading and equity derivatives operations
- ✓ Appreciable decline in cost base (-14%) reflecting synergy generation; as of 30 June, two-thirds of synergy benefits in staffing had been realised abroad and 40% had been achieved in France:
- ✓ Very low risk-related costs; sector provisions remaining very high
- ✓ Decrease in allocated capital in line with announced targets

Corporate and investment banking

Financing activities: H1-04 net income up to €358m from €86m in H1-03

- ✓ A satisfactory business level for product lines.
  On a like-for-like basis, at constant exchange rates and excluding extraordinary revenues booked in the first half of 2003, the revenue decline was confined to 5% despite a less favourable business climate due to a contraction in credit demand and margins
- ✓ An appreciable 6% reduction in expenses at constant exchange rates
- ✓ €21m in net recoveries from risk-related costs with sector provisions maintained
- ✓ Trend in weighted assets in line with announced targets



Changes in net banking income
€m
1,045
(16.7%)
870
571
(18.9%)
463
457
(14.6%)
390
17
17
H1-03
H1-04
Weighted assets
81.0
(13.7%)
70.0
39.9
32.5
41,1
37,5
H1-03
H1-04
Structured fin.
Commercial banking
Other



Trends in operating expenses
€m
608
(22.5%)
471
H1-03
H1-04

Changes in gross operating income from financing activities on a like-for-like basis and at constant exchange rates*:

NBI: (10.0%)
Op. expenses: (6.0%)
GOI: (14.5%)

*Unaudited figures for Calyon scope of consolidation

Corporate and investment banking

Investment banking: overall decreasing results, with contrasted situations

- ✓ A satisfactory performance for credits and rates activities (trading, derivatives and futures operations), with a contained decrease in spite of noticeably less favourable market conditions than in H1-2003
- ✓ A return to profit in equity brokerage due to a robust increase in revenues
- ✓ A substantial decline in revenues from equity trading and derivatives operations, which were most severely affected by the merger environment



Changes in net banking income
€m
1,413
(23.1%)
1,086
844
(19.0%)
684
460
(24.8%)
346
109
56
H1-03
H1-04
Weighted assets
36.7
36.7
H1-03
H1-04
Fixed income
Equity and advisory
Private equity and other



Trends in operating expenses
€m
987
(9.1%)
897
H1-03
H1-04

Changes in gross operating income from investment banking on a like-for-like basis and at constant exchange rates*:

NBI: (23.2%)
Op. expenses: (7.4%)
GOI: (61.0%)

*Unaudited figures for Calyon scope of consolidation

Corporate and investment banking

H1-04 results by business activity

€ m	Financing activities					
	H1-03 pro forma	H1-04	% change H1-04/H1-03	Q2-04	% change Q2-04/Q1-04	% change Q2-04/Q1-03
Net banking income	**1,045**	**870**	**(16.7%)**	**411**	**(10.5%)**	**(25.3%)**
Operating expenses	(608)	(471)	(22.5%)	(203)	(24.3%)	(34.7%)
Gross operating income	**437**	**399**	**(8.7%)**	**208**	**+ 8.9%**	**(13.0%)**
Risk-related costs	(312)	21	n.m.	57	n.m.	n.m.
Income from equity affiliates	-	36	n.m.	36	n.m.	n.m.
Net income on fixed assets	(5)	2	n.m.	2	n.m.	n.m.
Pre-tax ordinary income	**120**	**458**	**X3.8**	**303**	**+95.5%**	**n.m.**
Extraordinary items (excluding integration-related costs) + tax + FGBR	(34)	(100)	X2.9	(56)	+27.3%	n.m.
Net income before goodwill amortisation	**86**	**358**	**X4.2**	**247**	**X2.2**	**n.m.**
ROE	**4.1%**	**14.9%**				

Corporate and investment banking

H1-04 results by business activity

€ m	Investment banking and capital markets					
	H1-03 pro forma	H1-04	% change H1-04/H1-03	Q2-04	% change Q2-04/Q1-04	% change Q2-04/Q1-03
Net banking income	**1,413**	**1,086**	**(23.1%)**	**542**	**(0.4%)**	**(35.3%)**
Operating expenses	(987)	(897)	(9.1%)	(449)	+0.2%	(14.1%)
Gross operating income	**426**	**189**	**(55.6%)**	**93**	**(3.1%)**	**(70.5%)**
Risk-related costs	47	(36)	n.m.	(30)	X5	n.m.
Income from equity affiliates	-	-	n.m.	-	n.m.	n.m.
Net income on fixed assets	-	39	n.m.	(1)	n.m.	n.m.
Pre-tax ordinary income	**473**	**192**	**(59.4%)**	**62**	**(52.3%)**	**(83.0%)**
Extraordinary items (excluding integration-related costs) + tax + FGBR	(140)	(48)	(65.7%)	(24)	-	(77.1%)
Net income before goodwill amortisation	**333**	**144**	**(56.8%)**	**38**	**(64.2%)**	**(85.3%)**
ROE	**22.3%**	**10.0%**				

Corporate and investment banking

Income statement

€ m	H1-03 pro forma	H1-04	% change H1-04/H1-03	Q2-04	% change Q2-04/Q1-04	% change Q2-04/Q2-03
Net banking income	**2,458**	**1,956**	**(20.4%)**	**953**	**(5.0%)**	**(31.3%)**
Operating expenses	(1,595)	(1,368)	(14.2%)	(652)	(8.9%)	(21.8%)
Gross operating income	**863**	**588**	**(31.9%)**	**301**	**+4.9%**	**(45.7%)**
Risk-related costs	(265)	(15)	(94.3%)	27	n.m.	n.m.
Income from equity affiliates	-	36	n.m.	36	n.m.	n.m.
Net income on fixed assets	-	41	n.m.	1	n.m.	n.m.
Pre-tax ordinary income	**593**	**650**	**+9.6%**	**365**	**+28.1%**	**(0.8%)**
Extraordinary items (excluding integration-related costs) + tax + FGBR	(174)	(148)	(14.9%)	(80)	+15.0%	(27.9%)
Net income before goodwill amortisation	419	502	+19.8%	285	+31.3%	+ 10.9%
Cost/income ratio	64.9%	69.9%		68.4%		
Allocated capital (€ bn)	8.3	7.8				
ROE	10.9%	13.0%				

Sharp rise in contribution from international retail banking

H1-04 Pre-tax ordinary income: €162m


7.3%

Allocated capital: €2.4bn


11.4%

H1-04 net income before goodwill and integration-related costs: €156m

ROE: 13.6%

- ✓ Thanks to an outstanding performance, Banca Intesa's contribution rose sharply in H1-04, to €108m from €75m in H1-03
- ✓ Al Bank Al Saudi Al Fransi (BSF) transferred to Corporate & Investment Banking division. Negative impact of €35m on income from equity affiliates in H1-04

International retail banking

Income statement

€ m	H1-03 pro forma	H1-04	% change H1-04/H1-03	Q2-04	% change Q2-04/Q1-04	% change Q2-04/Q2-03
Net banking income	**187**	**186**	**(0.5%)**	**99**	**+13.8%**	**+2.1%**
Operating expenses	(146)	(150)	+2.7%	(80)	+14.3%	+9.6%
Gross operating income	**41**	**36**	**(12.2%)**	**19**	**+11.8%**	**(20.8%)**
Risk-related costs	(20)	(13)	(35.0%)	(4)	(55.6%)	(66.7%)
Income from equity affiliates	99	139	+40.4%	53	(38.4%)	(14.5%)
Pre-tax ordinary income	**120**	**162**	**+35.0%**	**68**	**(27.7%)**	**(8.1%)**
Extraordinary items +tax +FGBR	(9)	(6)	(33.3%)	(4)	+100%	-
Net profit before goodwill amortisation	**111**	**156**	**+40.5%**	**64**	**(30.4%)**	**(8.6%)**
Cost/income ratio	**78.1%**	**80.6%**		**80.8%**		
Allocated capital (€ bn)	**2.4**	**2.4**				
ROE	**9.4%**	**13.6%**				

Proprietary asset management

H1-04 Pre-tax ordinary income: €(378)m


17.1%
negative

- ✓ €16m in reversals of provisions on unconsolidated industrial participations: NBI €168m higher than in H1-03
- ✓ Modest increase in financing costs due primarily to the acquisition in late 2003/early 2004 of the additional 29% in Finaref. Negative impact on first half of 2004: €15m
- ✓ Impact from group restructurings on NBI and operating costs

H1-04 net income before goodwill and integration-related costs: €(217)m

Proprietary asset management and other activities

Income statement

€ m	H1-03 pro forma	H1-04	% change H1-04/H1-03	Q2-04	% change Q2-04/Q1-04	% change Q2-04/Q2-03
Net banking income	**(309)**	**(122)**	**(60.5%)**	**9**	**n.m.**	**n.m.**
Operating expenses	(204)	(230)	+12.7%	(123)	+15.0%	+29.5%
Gross operating income	**(513)**	**(352)**	**(31.4%)**	**(114)**	**(52.1%)**	**(44.9%)**
Risk-related costs	14	(26)	n.m.	(20)	X 3.3	n.m.
Income from equity affiliates	14	(3)	n.m.	(7)	n.m.	n.m.
Net income on fixed assets	(84)	3	n.m.	40	n.m.	n.m.
Pre-tax ordinary income	**(569)**	**(378)**	**(33.6%)**	**(101)**	**(63.5%)**	**(55.7%)**
Extraordinary items (excluding integration-related costs) + tax + FGBR	271	161	(40.6%)	12	(91.9%)	(94.5%)
Net income before goodwill amortisation	**(298)**	**(217)**	**(27.2%)**	**(89)**	**(30.5%)**	**(21.2%)**

- ✓ **Crédit Agricole S.A. consolidated results**
- ✓ **Presentation of results by business lines**
  - ➢ French retail banking – Regional Banks
  - ➢ French retail banking – Crédit Lyonnais
  - ➢ Specialised financial services
  - ➢ Asset management, insurance and private banking
  - ➢ Corporate and investment banking
  - ➢ International retail banking
  - ➢ Proprietary asset management and other activities
- ✓ **A well-advanced integration**
- ✓ **Crédit Agricole S.A. balance sheet data**
- ✓ **Crédit Agricole Group financial data**
- ✓ **Appendices**

A well-advanced integration

The new group's organisation is in place

✓**Operating activities implemented by subsidiaries combined into business lines**

- **Principle: one business line, one subsidiary**

  Nearly all the new legal entities have now been created

- **Implementation in accordance with announced timetable**

  31 March: Sofinco-Finalion merger
  30 April: partial transfer of assets CL ⇨ CAI: Calyon
  27 May: Ucabail-Lixxbail merger
  30 June: Prédica-UAF merger
  01 July: CAAM-CLAM merger
  02 July: CPR AM-ABF CM merger
  02 July: CFM-CLSA Monaco merger
  02 July: CL Luxembourg spun off to CAI Luxembourg

A well-advanced integration

Business lines built on simplified legal structures

✓ French Retail Banking - Crédit Lyonnais

Corporate strategic plan presented in July 2004 and approved by the Board of Directors at its 1 September meeting

- **Characteristics of the new Crédit Lyonnais**:
  - A national operator specialising in retail banking, based on knowing and understanding customers and a competent, responsive staff. A national operator within an international group;
  - An original banking model: specialisation in retail banking sets Crédit Lyonnais apart from national rivals active in multiple business lines and its nationwide field of operation differentiates it from the regional mutual banks.
- **Objective**: to lower the cost/income ratio to 65% by 2007/2008

  Thanks to:
  - Robust, sustainable growth in NBI
  - Strong pressure on expense trend
- **Methods**:
  - Segmented approach of customers (marketing efficiency)
  - Priority to high-growth potential regions for individuals/professionals
  - Strong growth on the upper- and middle-market corporate segment
  - Pricing policy that benefits from industrial approach to processing techniques and economies of scale derived from belonging to the Crédit Agricole S.A. group
  - Organisation of services by major customer processes
  - Simplification and mutualisation of information systems
  - Reorganisation of processing techniques
  - Reorganisation of support functions

  } Headcount: -2,400 over 2004-2007

A well-advanced integration

Business lines built on simplified legal structures

✓ Specialised Financial Services

- **Consumer credit**
  - Sofinco/Finalion merger
    - Integration of marketing networks; management systems, Sofinco credit assessment and risk processing systems generalised; support functions pooled.
    - Three commercial brands: Sofinco (direct credit and household equipment), Viaxel (auto, motorcycle), Finalion (leisure)
  - Finaref (remote sales of financial products distributed through partnerships with mail-order firms and large scale distribution) remains an independent legal entity; active implementation of synergies with Sofinco
- **Leasing: Ucabail**
  - Ucabail/Lixxbail merger
    - A single holding company for all businesses (real estate lease, equipment lease, ...)
    - Five distribution channels: the Regional Banks, Crédit Lyonnais, CCF, own network, business finders
    - Industrialisation of management centres with specialisation by business line
- **Factoring: Transfact and Eurofactor**
  - Discussions underway for Crédit Agricole S.A. to purchase Euler Hermès's 50% stake in Eurofactor

A well-advanced integration

Business lines built on simplified legal structures

✓Asset management, insurance and private banking

- **Asset management**
  - **CAAM**
    - Mutual fund manager for the Regional Banks, Crédit Lyonnais and French and foreign corporate and institutional investors
    - Separate Crédit Agricole and Crédit Lyonnais products ranges maintained
    - Strong international presence, mainly in Europe, Asia and the Middle East
  - **Specialised management subsidiaries**
- **Insurance**
  - **Personal insurance: Prédica**: UAF merged into Prédica
    - One common IT platform
    - Distribution by the Regional Banks, Crédit Lyonnais, BGPI, Médicale de France and the UAF Patrimoine network, while retaining independent marketing policies
  - **Casualty insurance: Pacifica**
    - Future: Afcalia (UAF subsidiary focused primarily on P&C insurance) to be merged into Pacifica; extension of ancillary banking risks cover offered by the Crédit Lyonnais network.
- **Private banking**
  - In France: high-end business remains separate for Crédit Agricole (with BGPI) and Crédit Lyonnais private banking (integrated into the network)
  - Abroad: entities combined in Luxembourg, Monaco and Switzerland; marketing networks coexist, support functions merged

A well-advanced integration

Business lines built on simplified legal structures

✓**Corporate and investment banking (CALYON):**

Operational merger process in advanced stage

- The Calyon subsidiary was created on 30 April by a partial transfer of assets from Crédit Lyonnais
- Successful IT system migration
  - Migration of client operating systems as from 1 May (cash, payment channels, foreign exchange, securities)
  - Consolidated monitoring system implemented as from 1 January 2004 (accounting, management control, risk monitoring)
  - Abroad, nearly all units will, from now on, operate from a single platform
  - Migration process completion scheduled for the first quarter of 2005
- Combination of teams in France and abroad to be completed at the end of the year

Targeted change in business scope

✓Development of consumer credit

- Stake in Finaref increased to 90%
- Stake in Crédibom (Portugal) increased to 100% in early July 2004
- Acquisition of Dan'Aktiv (Denmark)
- Reinforcement of partnership with Wafasalaf (Morocco)

✓Withdrawal from non-core businesses

- Disposal of Lacim (private banking in the UKI)
- Disposal of part of private equity portfolio
- Disposal of most of the stake in Banque Libano-Française SAL

A well-advanced integration

Amount of synergies achieved in line with targets


(€ m)
40
128
211
275
2003
2004 impact of synergies achieved at end-March 2004
2004 impact of synergies achieved at end-June 2004
2004 target

A well-advanced integration

Synergies achieved in line with targets

✓ **Headcount reduction in line with targets**

- In France: 30% of announced staff cuts have been achieved
  50% are in process of completion
- Abroad: all staff cuts should be implemented by end-2004
- 'Espace Mobilité', the entity dedicated to managing employee transfers, has been fully operational since April:
  - 350 external projects validated in full compliance with the commitment to make all transfers voluntary (excluding other internal mobility, age and work time reduction measures)

✓ **Staff combination by region**

- At end-August: 5,000 employees had relocated (out of the 8,000 relocations scheduled in the Paris Region)

✓ **Merger-related costs**

- Cost of implementing synergies booked in the first half of 2004: €171m
- Net use of provisions for synergy implementation costs in the first half of 2004: €163m
- Stock of provisions for synergy implementation costs at end-June 2004: €740m

- ✓ **Crédit Agricole S.A. consolidated results**
- ✓ **Presentation of results by business lines**
  - ➢ French retail banking – Regional Banks
  - ➢ French retail banking – Crédit Lyonnais
  - ➢ Specialised financial services
  - ➢ Asset management, insurance and private banking
  - ➢ Corporate and investment banking
  - ➢ International retail banking
  - ➢ Proprietary asset management and other activities
- ✓ **A well-advanced integration**
- ✓ **Crédit Agricole S.A. balance sheet data**
- ✓ **Crédit Agricole Group financial data**
- ✓ **Appendices**

Crédit Agricole S.A. balance sheet data

A sound balance sheet

- ✓ Prudential shareholders' equity stable in the first half of 2004. Shareholders' equity (Group share) were 2.5% higher than at 31 December 2003
- ✓ Modest rise in risk-weighted assets during the first half. These assets declined by nearly €5bn over one year
- ✓ The Tier I ratio rose to 8.2% in H1-04 from 7.9% at 31 December 2003

Capital (Shareholders' equity, FGBR and subordinated debt)


€ bn
26.8
9.8
47.1
18.7
47.2
18.1
Dec 02
Dec 03
Jun 04

	% change June 04/Dec 03
Subordinated debt and similar*	(3.2)
Preferred shares	+2.1
FGBR	(2.9)
Shareholders' equity	+2.5
Total	-

* Including lower Tier one capital

Risk-weighted assets (€ bn) and Cooke ratio (%)


€219.0bn
€212.5bn
€214.2bn
8.2%
7.5%
8.9%
7.9%
8.6%
8.2%
Jun 03
Dec 03
Jun 04
International solvency ratio
Of which Tier 1

CRÉDIT AGRICOLE S.A.

- ✓ **Crédit Agricole S.A. consolidated results**
- ✓ **Presentation of results by business lines**
  - ➢ French retail banking – Regional Banks
  - ➢ French retail banking – Crédit Lyonnais
  - ➢ Specialised financial services
  - ➢ Asset management, insurance and private banking
  - ➢ Corporate and investment banking
  - ➢ International retail banking
  - ➢ Proprietary asset management and other activities
- ✓ **A well-advanced integration**
- ✓ **Crédit Agricole S.A. balance sheet data**
- ✓ **Crédit Agricole Group financial data**
- ✓ **Appendices**

Crédit Agricole Group consolidated income statement

€ m	H1-03* pro forma	H1-04	% change H1-04/H1-03
Net banking income	**11,685**	**12,033**	**+3.0%**
Operating expenses	(7,753)	(7,761)	(0.1%)
Gross operating income	**3,932**	**4,272**	**+8.7%**
Risk-related costs	(934)	(711)	(23.9%)
Income from equity affiliates	118	170	+44.1%
Net income on fixed assets	(123)	29	n.m.
Pre-tax ordinary income	**2,993**	**3,760**	**+25.6%**
integration-related costs	-	(171)	n.m.
Extraordinary items	(90)	(25)	(72.2%)
Tax	(1,014)	(1,226)	+20.9%
Goodwill amortisation	(355)	(359)	+1.1%
FGBR	(21)	(27)	+28.6%
Net income	**1,533**	**1,952**	**+27.3%**
Net income group share	**1,378**	**1,808**	**+31.2%**
Net income group share before goodwill and integration-related costs	**1,713**	**2,278**	**+33.0%**

* Unaudited by the auditors

Crédit Agricole Group consolidated capital

€ bn	Dec 02	June 03	Dec 03	June 04
Equity group share	29.8	35.8	38.6	40.0
FGBR	4.3	4.9	4.6	4.6
Preferred shares	-	-	2.9	3.0
Subordinated debt	10.2	18.7	17.5	16.9
Total risk-weighted assets	292.2	409.3	411.9	420.5
International Solvency Ratio	**11.7%**	**9.8%**	**10.5%**	**10.2%**
Tier 1 ratio	**10.8%**	**7.1%**	**7.6%**	**7.8%**

CRÉDIT AGRICOLE S.A.

Half-Year 2004

Appendices

- ✓ Crédit Agricole S.A. consolidated results by business line
  - H1-04/H1-03
  - Quarterly comparisons 2003/2004
  - Quarterly analysis of NBI and GOI
- ✓ Trends in risk
- ✓ Movements in consolidated capital
- ✓ Capital allocation
- ✓ Additional information on business lines
  - French retail banking – Regional Banks
  - French retail banking – Crédit Lyonnais
  - Specialised financial services
  - Asset management, insurance and private banking
  - Corporate and investment banking
  - International retail banking
  - Proprietary asset management and other activities
- ✓ Consolidated results of Crédit Agricole S.A.
- ✓ Consolidated results of Crédit Agricole Group

H1-04: Consolidated income statement by business line

€ m	French retail banking – Regional Banks		French retail banking – Crédit Lyonnais		Specialised financial services		Asset management, insurance and private banking		Corporate and investment banking		International retail banking		Proprietary asset management and other activities		Group	
	H1-03	H1-04	H1-03*	H1-04	H1-03*	H1-04	H1-03*	H1-04	H1-03*	H1-04	H1-03*	H1-04	H1-03*	H1-04	H1-03*	H1-04
Net banking income	**-**	**-**	**1,588**	**1,692**	**1,042**	**1,176**	**1,262**	**1,410**	**2,458**	**1,956**	**187**	**186**	**(309)**	**(122)**	**6,228**	**6,298**
Operating expenses	-	-	(1, 195)	(1,234)	(605)	(678)	(683)	(681)	(1,595)	(1,368)	(146)	(150)	(204)	(230)	(4,428)	(4,341)
Gross operating income	**-**	**-**	**393**	**458**	**437**	**498**	**579**	**729**	**863**	**588**	**41**	**36**	**(513)**	**(352)**	**1,800**	**1,957**
Risk-related costs	-	-	(96)	(76)	(171)	(188)	(8)	(6)	(265)	(15)	(20)	(13)	14	(26)	(546)	(324)
Income from equity affiliates	310	362	-	-	4	(2)	4	4	-	36	99	139	14	(3)	431	536
Net income on fixed assets	-	-	-	-	-	-	-	-	(5)	41	-	-	(84)	3	(89)	44
Pre-tax ordinary income	**310**	**362**	**297**	**382**	**270**	**308**	**575**	**727**	**593**	**650**	**120**	**162**	**(569)**	**(378)**	**1,596**	**2,213**
Integration-related costs	-	-	-	-	-	(9)	-	(21)	-	(74)	-	(1)	-	(66)	-	(171)
Extraordinary items	-	-	(6)	-	(8)	(11)	(4)	(2)	(2)	(1)	-	-	(16)	13	(36)	(1)
Tax	(41)	(60)	(87)	(115)	(90)	(101)	(200)	(231)	(172)	(120)	(9)	(6)	223	116	(376)	(517)
FGBR	-	-	-	-	1	-	(6)	-	-	-	-	-	64	55	59	55
Income before goodwill amortisation	**269**	**302**	**204**	**267**	**173**	**187**	**365**	**473**	**419**	**455**	**111**	**155**	**(298)**	**(260)**	**1,243**	**1,579**
Goodwill amortisation															(333)	(347)
Net income															**910**	**1,232**
Minority interests															176	157
Net income group share															**734**	**1,075**

* Pro forma

Crédit Agricole S.A. consolidated results

Quarterly consolidated income statement

€ m	French retail banking – Regional Banks						French retail banking – Crédit Lyonnais					
	Q1-03	Q2-03	Q3-03	Q4-03	Q1-04	Q2-04	Q1-03	Q2-03	Q3-03	Q4-03	Q1-04	Q2-04
Net banking income	-	-	-	-	-	-	**780**	**808**	**831**	**893**	**833**	**859**
Operating expenses	-	-	-	-	-	-	(590)	(605)	(594)	(620)	(608)	(626)
Gross operating income	-	-	-	-	-	-	**190**	**203**	**237**	**273**	**225**	**233**
Risk-related costs	-	-	-	-	-	-	(41)	(55)	(34)	(27)	(44)	(32)
Income from equity affiliates	192	118	146	174	216	146	-	-	-	-	-	-
Net income on fixed assets	-	-	-	-	-	-	-	-	-	-	-	-
Pre-tax ordinary income	**192**	**118**	**146**	**174**	**216**	**146**	**149**	**148**	**203**	**246**	**181**	**201**
Extraordinary items	-	-	-	-	-	-	(3)	(3)	(4)	(14)	-	-
Tax	(36)	(5)	-	-	(49)	(11)	(44)	(43)	(60)	(74)	(55)	(60)
FGBR	-	-	-	-	-	-	-	-	-	-	-	-
Income before goodwill amortisation	**156**	**113**	**146**	**174**	**167**	**135**	**102**	**102**	**139**	**158**	**126**	**141**

Crédit Agricole S.A. consolidated results

Quarterly consolidated income statement

€ m	Specialised financial services						Asset management, insurance and private banking					
	Q1-03	Q2-03	Q3-03	Q4-03	Q1-04	Q2-04	Q1-03	Q2-03	Q3-03	Q4-03	Q1-04	Q2-04
Net banking income	**512**	**530**	**560**	**606**	**576**	**600**	**611**	**651**	**645**	**728**	**680**	**730**
Operating expenses	(299)	(306)	(314)	(345)	(334)	(344)	(335)	(348)	(341)	(319)	(338)	(343)
Gross operating income	**213**	**224**	**246**	**261**	**242**	**256**	**276**	**303**	**304**	**409**	**342**	**387**
Risk-related costs	(83)	(88)	(76)	(109)	(95)	(93)	1	(9)	2	7	-	(6)
Income from equity affiliates	2	2	-	-	1	(3)	2	2	-	3	1	3
Net income on fixed assets	-	-	-	-	-	-	-	-	-	-	-	-
Pre-tax ordinary income	**132**	**138**	**170**	**152**	**148**	**160**	**279**	**296**	**306**	**419**	**343**	**384**
integration-related costs				(8)	(2)	(7)				(41)	(7)	(14)
Extraordinary items	3	(11)	2	5	(3)	(8)	3	(7)	-	1	(2)	-
Tax	(45)	(45)	(60)	(69)	(54)	(47)	(96)	(104)	(95)	(113)	(117)	(114)
FGBR	-	1	(1)	2	-	-	(1)	(5)	-	1	-	-
Income before goodwill amortisation	**90**	**83**	**111**	**82**	**89**	**98**	**185**	**180**	**211**	**267**	**217**	**256**

Quarterly consolidated income statement

€ m	Corporate and investment banking					
	Q1-03	Q2-03	Q3-03	Q4-03	Q1-04	Q2-04
Net banking income	**1,070**	**1,388**	**1,124**	**1,181**	**1,003**	**953**
Operating expenses	(761)	(834)	(744)	(778)	(716)	(652)
Gross operating income	**309**	**554**	**380**	**403**	**287**	**301**
Risk-related costs	(84)	(181)	(140)	(156)	(42)	27
Income from equity affiliates	-	-	-	-	-	36
Net income on fixed assets	-	(5)	3	27	40	1
Pre-tax ordinary income	**225**	**368**	**243**	**274**	**285**	**365**
Integration-related costs				(313)	(6)	(68)
Extraordinary items	3	(5)	(16)	(12)	(7)	6
Tax	(66)	(106)	(64)	8	(59)	(61)
FGBR	-	-	-	8	-	-
Income before goodwill amortisation	**162**	**257**	**163**	**(35)**	**213**	**242**

Quarterly consolidated income statement

€ m	Financing activities						Investment banking					
	Q1-03	Q2-03	Q3-03	Q4-03	Q1-04	Q2-04	Q1-03	Q2-03	Q3-03	Q4-03	Q1-04	Q2-04
Net banking income	**495**	**550**	**517**	**513**	**459**	**411**	**575**	**838**	**607**	**668**	**544**	**542**
Operating expenses	(297)	(311)	(268)	(295)	(268)	(203)	(464)	(523)	(476)	(483)	(448)	(449)
Gross operating income	**198**	**239**	**249**	**218**	**191**	**208**	**111**	**315**	**131**	**185**	**96**	**93**
Risk-related costs	(82)	(230)	(108)	(158)	(36)	57	(2)	49	(32)	2	(6)	(30)
Income from equity affiliates	-	-	-	-	-	36	-	-	-	-	-	-
Net income on fixed assets	-	(5)	3	19	-	2	-	-	-	8	40	(1)
Pre-tax ordinary income	**116**	**4**	**144**	**79**	**155**	**303**	**109**	**364**	**99**	**195**	**130**	**62**
Integration-related costs				(124)	(2)	(42)				(189)	(4)	(26)
Extraordinary items	5	(6)	(9)	(2)	-	14	(2)	1	(7)	(10)	(7)	(8)
Tax	(33)	-	(39)	8	(43)	(55)	(33)	(106)	(25)	-	(16)	(6)
FGBR	-	-	-	-	-	-	-	-	-	8	-	-
Income before goodwill amortisation	**88**	**(2)**	**96**	**(39)**	**110**	**220**	**74**	**259**	**67**	**4**	**103**	**22**

Quarterly consolidated income statement

€ m	International retail banking						Proprietary asset management and other activities					
	Q1-03	Q2-03	Q3-03	Q4-03	Q1-04	Q2-04	Q1-03	Q2-03	Q3-03	Q4-03	Q1-04	Q2-04
Net banking income	**90**	**97**	**89**	**83**	**87**	**99**	**(197)**	**(112)**	**(187)**	**(60)**	**(131)**	**9**
Operating expenses	(73)	(73)	(71)	(62)	(70)	(80)	(109)	(95)	(101)	(172)	(107)	(123)
Gross operating income	**17**	**24**	**18**	**21**	**17**	**19**	**(306)**	**(207)**	**(288)**	**(232)**	**(238)**	**(114)**
Risk-related costs	(8)	(12)	(18)	(14)	(9)	(4)	12	2	7	(17)	(6)	(20)
Income from equity affiliates	37	62	53	57	86	53	(17)	31	(13)	5	4	(7)
Net income on fixed assets	-	-	-	-	-	-	(30)	(54)	15	(5)	(37)	40
Pre-tax ordinary income	**46**	**74**	**53**	**64**	**94**	**68**	**(341)**	**(228)**	**(279)**	**(249)**	**(277)**	**(101)**
Integration-related costs				-	-	(1)				(151)	(26)	(40)
Extraordinary items	-	-	(2)	-	-	-	4	(20)	-	55	10	3
Tax	(5)	(4)	(1)	(2)	(2)	(4)	119	104	101	83	121	(5)
FGBR	-	-	-	-	-	-	33	31	29	33	27	28
Income before goodwill amortisation	**41**	**70**	**50**	**62**	**92**	**63**	**(185)**	**(113)**	**(149)**	**(229)**	**(145)**	**(115)**
Goodwill amortisation												
Net income												
Minority interests												
Net income group share												

Crédit Agricole S.A. consolidated results

Quarterly consolidated income statement

€ m	Group					
	Q1-03	Q2-03	Q3-03	Q4-03	Q1-04	Q2-04
Net banking income	**2,866**	**3,362**	**3,062**	**3,431**	**3,048**	**3,250**
Operating expenses	(2,167)	(2,261)	(2,165)	(2,296)	(2,173)	(2,168)
Gross operating income	**699**	**1,101**	**897**	**1,135**	**875**	**1,082**
Risk-related costs	(203)	(343)	(259)	(316)	(196)	(128)
Income from equity affiliates	216	215	186	239	308	228
Net income on fixed assets	(30)	(59)	18	22	3	41
Pre-tax ordinary income	**682**	**914**	**842**	**1,080**	**990**	**1,223**
Integration-related costs				(513)	(41)	(130)
Extraordinary items	10	(46)	(20)	35	(2)	1
Tax	(173)	(203)	(179)	(167)	(215)	(302)
FGBR	32	27	28	44	27	28
Income before goodwill amortisation	**551**	**692**	**671**	**479**	**759**	**820**
Goodwill amortisation	(166)	(167)	(195)	(372)	(177)	(170)
Net income	**385**	**525**	**476**	**107**	**582**	**650**
Minority interests	84	92	94	83	76	81
Net income group share	**301**	**433**	**382**	**24**	**506**	**569**

Market risk

- Overall VaR (99% - 1 day) at 30 June 2004: €31m for Crédit Agricole S.A Group

Market risk

	VaR (99% - 1 day) 03 May to 30 June 2004*			
€ m	Minimum	Maximum	Average	30 June 04
Cash and equivalents	3	6	5	3
I.C.C. (Interest rate, Currency and Commodities)	18	27	23	23
Credit	7	11	9	10
Equities	6	21	17	6
CALYON	22	47	39	25
Other subsidiaries				6
Total VaR for Crédit Agricole S.A. Group				**31**

* Since the setting-up of Calyon

Trends in risk

Change in credit risk outstanding

Crédit Agricole S.A.

€ m	Dec 02*	Jun 03*	Dec 03	Jun 04
Customer loans	171,092	185,715	167,468	174,501
Bad and doubtful loans	9,664	10,087	9,534	9,404
Loan loss reserves	6,186	6,314	6,015	5,921
Doubtful loan ratio	5.6%	5.4%	5.7%	5.4%
Ratio of reserves to doubtful loans	64.0%	62.6%	63.1%	63.0%

* Pro forma data

Regional Banks (aggregate data from unconsolidated accounts)

€ m	Dec 02	Jun 03	Dec 03	Jun 04
Customer loans	208,369	213,210	223,246	231,384
Bad and doubtful loans	8,635	8,880	8,627	8,646
Loan loss reserves	5,939	6,042	5,941	5,983
Doubtful loan ratio	4.1%	4.2%	3.9%	3.7%
Ratio of reserves to doubtful loans	68.8%	68.0%	68.9%	69.2%

General provisions – trends by provision type

€ m	Dec 2003	Jun 2004
Crédit Agricole S.A.		
Sector risk provisions and other provisions for credit risk	1,418	1,330*
o/w: . General provision for US credit risk	*242*	*269*
. Large European corporates	*164*	*164*
. Retail banking and SFS	*112*	*143*
Country risk provisions	753	681
FGBR home purchase savings scheme	882	828
Other FGBR	1,062	1,059
Regional Banks		
FGBR	2,605	2,686

* After outstanding reduction of € 144 million following a change in booking category implemented within the framework of the Group reorganisation

Movements in consolidated capital

Equity, FGBR and subordinated debt

€ m	Shareholders' equity	Minority interests	Total	FGBR	Subordinated debt
31 December 2002	**15,431**	**383**	**15,814**	**1,618**	**9,745**
31 December 2003	**23,571**	**4,443**	**28,014**	**1,944**	**18,686**
Dividend paid in 2004	(801)	(205)	(1,006)		
H1-04 results	1,075	157	1,232		
Change in share of the Regional Banks' retained earnings*	106		106		
Change in foreign exchange translation reserves	119	65	184		
Other	80	(207)	(127)		
31 March 2004	**24,150**	**4,253**	**28,403**	**1,887**	**18,092**

* Part of dividend paid by Crédit Agricole S.A. to the Regional Banks accounted for by the equity method (25%)

Change in consolidated capital

Breakdown of share capital and earnings per share calculation

Breakdown of share capital:	Dec 2002	Jun 2003	Dec 2003	Jun 04	%
SAS Rue la Boétie	682,717,240	685,844,898	771,841,801	783,146,587	53.15%
SNC Crédit Agricole Transactions	26,903,605	26,903,605	14,771,187	6,102,837	0.41%
Treasury shares*	745,968	2,312,438	15,681,762	21,649,126	1.47%
Shares held by Group companies**	4,334,482	17,711,782	-	-	-
Float***	257,508,604	592,722,914	671,227,687	662,623,887	44.97%
Total shares in issue	**972,209,899**	**1,325,495,637**	**1,473,522,437**	**1,473,522,437**	**100.00%**

	Dec 2002 Consolidated accounts	Dec 2002 Pro forma consolidated accounts	Jun 2003 Consolidated accounts	Jun 2003 Pro forma consolidated accounts	Dec 2003 Consolidated accounts	Dec 2003 Pro forma consolidated accounts	Jun 04 Consolidated accounts
Average number of shares used to compute earnings per share	968,456,667	1,321,742,405	1,013,196,542	1,320,417,978	1,185,918,556	1,339,009,043	1,472,776,470
Net income - Group share	€ 1,064 m	€ 1,246 m	€ 620 m	€ 734 m	€ 1,026 m	€ 1,140 m	1,075 m €
Annualised net income per share	€ 1.099	€ 0.942	€ 1.224	€ 1.113	€ 0.865	€ 0.851	1.460 €
Annualised net income before goodwill and integration-related costs per share	**€ 1.394 €**	**€ 1.413**	**€ 1.603**	**€ 1.616**	**€ 1.809**	**€ 1.793**	**2.082 €**

* Shares held directly under the buyback programme, retained on the balance sheet and specifically allocated to hedging stock options granted

** Shares held indirectly by Group companies and not retained on the consolidated balance sheet (CRC 2000 –02)

*** Including 74,347,374 shares held by employee share ownership plans at 30 June 2004

Capital allocation

International solvency ratio

€ bn	Dec 02	Jun 03	Dec 03	Jun 04
Credit risks	86.8	197.2	190.0	192.0
Market risks	14.4	21.8	22.5	22.2
Total risk-weighted assets	**101.2**	**219.0**	**212.5**	**214.2**
Tier 1	15.1	16.5	16.9	17.6
Tier 2	8.7	14.1	15.0	14.3
Tier 3	0.2	1.2	1.1	1.0
Deductions	14.9	13.7	14.0	14.4
Total net regulatory capital	**9.1**	**18.1**	**19.0**	**18.5**
Tier 1 solvency ratio	**8.8%**	**7.5%**	**7.9%**	**8.2%**
Total solvency ratio	**9.0%**	**8.2%**	**8.9%**	**8.6%**

Capital allocation

Risk-weighted assets for capital allocation per business line

€ bn	Dec 02	Mar 03	Dec 03	Jun 04
French retail banking	**80.1**	**81,0**	**83.5**	**87.9**
- Regional Banks	*46.8*	47,5	48.5	50.7
- Crédit Lyonnais	*33.3*	33,5	35.0	37.2
Specialised financial services	**22.7**	**26,7**	**28.1**	**31.2**
Asset management, insurance and private banking	**11.1**	**11,4**	**12.0**	**11.8**
Corporate and investment banking	**140.0**	**140,0**	**133.0**	**118.1**
International retail banking	**2.7**	**2,6**	**4.3***	**3.6**

* Including, in 2003, the risk-weighted assets of the CAI subsidiaries involved in this activity

Capital allocation

Allocated capital per business line

€ bn	Dec 02	(%)	Jun 03	(%)	Dec 03	(%)	Jun 04	(%)
French retail banking	**5.0**	**22.9%**	**5.0**	**22.4%**	**5.1**	**22.7%**	**5.4**	**23.6%**
- *Regional Banks*	*2.9*		*2.9*		*3.0*		*3.2*	
- *Crédit Lyonnais*	*2.1*		*2.1*		*2.1*		*2.2*	
Specialised financial services	**1.4**	**6.4%**	**1.6**	**7.2%**	**1.7**	**7.6%**	**1.9**	**8.4%**
Asset management, insurance and private banking	**4.7**	**21.6%**	**5.0**	**22.4%**	**5.1**	**22.7%**	**5.3**	**23.5%**
Corporate and investment banking	**8.4**	**38.5%**	**8.3**	**37.2%**	**8.0**	**35.5%**	**7.8**	**34.1%**
Of which Investment banking and capital markets	*3.0*		*3.1*		*3.0*		*2.9*	
Of which Financing activities	*5.4*		*5.2*		*5.0*		*4.9*	
International retail banking	**2.3**	**10.6%**	**2.4**	**10.8%**	**2.6**	**11.5%**	**2.4**	**10.4%**

French retail banking – Regional Banks

Regional Banks' contribution

€ m – Aggregated unconsolidated results of the 42 Regional Banks consolidated by the equity method	H1-03	H1-04	% change H1-04/H1-03	Q2-02	% change Q2-04/Q2-03
Net banking income	**5,589**	**5,860**	**+4.8%**	**3,116**	**+2.1%**
Operating expenses	(3,168)	(3,234)	+2.1%	(1,635)	+1.8%
Gross operating income	**2,421**	**2,626**	**+8.5%**	**1,481**	**+2.3%**
Risk-related costs	(368)	(374)	+1.6%	(228)	(9.2%)
Net income on fixed assets	(30)	(2)	n.m.	(14)	n.m.
Pre-tax ordinary income	**2,023**	**2,250**	**+11.2%**	**1,239**	**+6.6%**
Extraordinary items	(63)	(62)	(1.6%)	(36)	(10.0%)
Tax	(624)	(682)	+9.3%	(328)	(1.5%)
Transfer to FGBR	(79)	(81)	+2.5%	(48)	(14.3%)
Aggregate net income in individual accounts	**1,257**	**1,425**	**+13.4%**	**827**	**+12.8%**
Net income from equity affiliates (100%)	**1,286**	**1,500**	**+16.6%**	**881**	**+14.1%**
Net income from equity affiliates (25%)	**321**	**375**	**+16.6%**	**220**	**+14.1%**
Elimination of intra-group dividends	(89)	(105)	n.m.	(105)	+18.0%
Change in share of reserves	78	92	n.m.	31	X2.1
Contribution of Regional Banks	**310**	**362**	**+16.8%**	**146**	**+23.7%**

Specialised financial services

Consumer credit highlights

€ m	H1-03 pro forma	H1-04	% change H1-04/H1-03	Q2-02	% change	
					Q2-04/Q1-04	Q2-04/Q2-03
Net banking income	**848**	**984**	**+16.0%**	**505**	**+5.4%**	**+17.4%**
Operating expenses	(477)	(554)	+16.1%	(282)	+3.7%	+18.0%
Gross operating income	**371**	**430**	**+15.9%**	**223**	**+7.7%**	**+16.8%**
Risk-related costs	(137)	(169)	+23.4%	(88)	+8.6%	+15.8%
Income from equity affiliates	3	(2)	n.m.	(3)	n.m.	n.m.
Pre-tax ordinary income	**237**	**259**	**+9.3%**	**132**	**+3.9%**	**+13.8%**
Integration-related costs	-	(5)	n.m.	(4)	n.m.	n.m.
Tax	(1)	(5)	X5	(5)	n.m.	X5
FGBR	(82)	(88)	+7.3%	(40)	(16.7%)	-
Net income before goodwill amortisation	**154**	**161**	**+4.5%**	**83**	**+6.4%**	**+10.7%**

Specialised financial services

Lease-finance highlights

€ m	H1-03 pro forma	H1-04	% change H1-04/H1-03	Q2-02	% change	
					Q2-04/Q1-04	Q2-04/Q2-03
Net banking income	**143**	**141**	**(1.4%)**	**69**	**(4.2%)**	**(5.5%)**
Operating expenses	(87)	(83)	(4.6%)	(40)	(7.0%)	(11.1%)
Gross operating income	**56**	**58**	**+3.6%**	**29**	**-**	**+3.6%**
Risk-related costs	(18)	(16)	(11.1%)	(3)	(76.9%)	(66.7%)
Income from equity affiliates	**38**	**42**	**+10.5%**	**26**	**+62.5%**	**+36.8%**
Pre-tax ordinary income	-	(4)	n.m.	(3)	n.m.	n.m.
Integration-related costs	(7)	(3)	(57.1%)	(1)	(50.0%)	(90.0%)
Tax	(10)	(12)	+20.0%	(7)	+40.0%	+75.0%
FGBR	1	-	(100.0%)	-	-	(100.0%)
Net income before goodwill amortisation	**22**	**23**	**+4.5%**	**15**	**+87.5%**	**X2.5**

Specialised financial services

Factoring highlights

€ m	H1-03 pro forma	H1-04	% change H1-04/H1-03	Q2-02	% change Q2-04/Q1-04	% change Q2-04/Q2-03
Net banking income	**51**	**51**	**-**	**26**	**+4.0%**	**(3.7%)**
Operating expenses	(38)	(37)	(2.6%)	(20)	+17.6%	+5.3%
Gross operating income	**13**	**14**	**+7.7%**	**6**	**(25.0%)**	**(25.0%)**
Risk-related costs	(16)	(3)	(81.3%)	(2)	+100.0%	(33.3%)
Income from equity affiliates	1	-	(100.0%)	-	-	(100.0%)
Pre-tax ordinary income	**(2)**	**11**	**n.m.**	**4**	**(42.9%)**	**(33.3%)**
Extraordinary items	-	(3)	n.m.	(2)	(100.0%)	n.m.
Tax	1	(2)	n.m.	-	(100.0%)	(100.0%)
Net income before goodwill amortisation	(1)	6	n.m.	2	(50.0%)	(50.0%)

Asset management, insurance and private banking

Asset management highlights

€ m	H1-03 pro forma	H1-04	% change H1-04/H1-03	Q2-02	% change Q2-04/Q1-04	% change Q2-04/Q2-03
Net banking income	**529**	**587**	**+11.0%**	**302**	**+6.0%**	**+8.2%**
Operating expenses	(359)	(361)	+0.6%	(185)	+5.1%	+0.5%
Gross operating income	**170**	**226**	**+32.9%**	**117**	**+7.3%**	**+23.2%**
Risk-related costs	7	-	(100.0%)	(1)	n.m.	n.m.
Income from equity affiliates	-	(1)	n.m.	(1)	n.m.	n.m.
Pre-tax ordinary income	**177**	**225**	**+27.1%**	**115**	**+4.5%**	**+13.9%**
Integration-related costs	-	(16)	n.m.	(12)	n.m.	n.m.
Extraordinary items	(2)	(1)	(50.0%)	1	n.m.	n.m.
Tax	(61)	(66)	+8.2%	(29)	(21.6%)	(6.5%)
FGBR	(6)	-	(100.0%)	-	n.m.	(100.0%)
Net income before goodwill amortisation	**108**	**142**	**+31.5%**	**75**	**+11.9%**	**+19.0%**

Asset management, insurance and private banking

Insurance highlights

€ m	H1-03 pro forma	H1-04	% change H1-04/H1-03	Q2-02	% change	
					Q2-04/Q1-04	Q2-04/Q2-03
Net banking income	**486**	**574**	**+18.1%**	**310**	**+17.4%**	**+26.5%**
Operating expenses	(112)	(115)	+2.7%	(57)	(1.7%)	-
Gross operating income	**374**	**459**	**+22.7%**	**253**	**+22.8%**	**+34.6%**
Income from equity affiliates	4	3	(25.0%)	2	+100.0%	-
Pre-tax ordinary income	**378**	**462**	**+22.2%**	**255**	**+23.2%**	**+34.2%**
Integration-related costs	-	(4)	n.m.	(1)	n.m.	n.m.
Extraordinary items	1	-	(100.0%)	-	n.m.	(100.0%)
Tax	(134)	(155)	+15.7%	(83)	+15.3%	+15.3%
Net income before goodwill amortisation	**245**	**303**	**+23.7%**	**171**	**+29.5%**	**+47.4%**

Prédica highlights

- ✓ Prédica's shareholders' equity reinforced (up 46.4% on Dec. 03) in connection with the acquisition of UAF in the first half of 2004:
  - Capital increase (€500m)
  - Issue of subordinated debt (€1,6bn)
- ✓ Prudential reserves (with-profits and capitalisation reserves) up 2.2% on Dec. 03 (including UAF)
- ✓ Stock of unrealised gains: over €6.6bn at 30 June 2004

Increase in reserves


€ m
3,214
1,123
1,221
3,325
1,072
1,326
3,899
864
1,808
Dec 02*
Dec 03*
Jun 04
Unrealised capital gains
Capitalisation reserve
With-profits reserve

* Financial reserves excluding UAF

Solvency margin*

Dec 02	Dec 03	Jun 04
105.0%	108.4%	113.1%

* Solvency margin excl. unrealised capital gains

Change in capital


€ m
3,883
787
300
2,796
4,353
955
328
3,070
6,405
2,555
3,585
Dec 02
Dec 03
Jun 04
Subordinated debt
Profit (before distribution)
Shareholders' equity (incl. capitalisation reserve)

Asset management, insurance and private banking

Private banking highlights

€ m	H1-03 pro forma	H1-04	% change H1-04/H1-03	Q2-02	% change Q2-04/Q1-04	% change Q2-04/Q2-03
Net banking income	**247**	**249**	**+0.8%**	**118**	**(9.9%)**	**(7.1%)**
Operating expenses	(212)	(205)	(3.3%)	(101)	(2.9%)	(5.6%)
Gross operating income	**35**	**44**	**+25.7%**	**17**	**(37.0%)**	**(15.0%)**
Risk-related costs	(15)	(6)	(60.0%)	(5)	X5	(66.7%)
Income from equity affiliates	-	2	n.m.	2	n.m.	n.m.
Pre-tax ordinary income	**20**	**40**	**+100.0%**	**14**	**(46.2%)**	**X 2.8**
Integration-related costs	-	(1)	n.m.	(1)	n.m.	n.m.
Extraordinary items	(3)	(1)	(66.7%)	(1)	n.m.	(66.7%)
Tax	(5)	(10)	+100.0%	(2)	(75.0%)	+100.0%
Net income before goodwill amortisation	**12**	**28**	**X2.3**	**10**	**(44.4%)**	**X10**

Significant transactions completed by Calyon in Q2-2004

Gazprom	Project financing – €1,100 m - Calyon sole lead arranger, bookrunner
Benetton/Autostrade	Bond issue – €6,500m - Calyon mandated lead arranger, bookrunner Project financing – €5,500m - Calyon mandated lead arranger
Autovia del Camino	Project financing - €375m - Calyon mandated lead arranger, adviser, bookrunner
Snecma	IPO Calyon mandated adviser to the government, bookrunner and global coordinator for the institutional offering and the offering for retail investors
Caisse des Dépôts	Co-adviser in the reorganisation of Eulia
Kingdom of Spain	Bond issue - €5,000m - Calyon lead manager, bookrunner
BAE Systems	Asset monetisation programme - €150m - Calyon sole arranger
FIAT	Dealer floor plan securitisation – €800m - Calyon sole arranger
Eurazeo	Securitisation of Fraikin acquisition financing – €600m - Calyon co-arranger, joint lead manager, sole bookrunner
Cegelec	Accounts receivable securitisation - €295m -Calyon sole arranger
France Télécom	Syndication - €10,000m - Calyon joint arranger, joint bookrunner
Auna/Amena	Syndication - €5,500m - Calyon mandated lead arranger, bookrunner
Telecom Italia	Syndication - €6,500m - Calyon mandated lead arranger, bookrunner

Crédit Agricole S.A. financial statements

Crédit Agricole S.A. consolidated income statement at half-year 2004

€ m	H1-03	H1-04	% change H1-04/H1-03
Net banking income	**2,856**	**6,298**	**X2.2**
Operating expenses	(2,033)	(4,341)	X2.1
Gross operating income	**823**	**1,957**	**X2.4**
Risk-related costs	(264)	(324)	+22.7%
Income from equity affiliates	561	536	(4.5%)
Net income on fixed assets	(57)	44	n.m.
Pre-tax ordinary income	**1,063**	**2,213**	**X2.1**
Integration-related costs	-	(171)	n.m.
Net income	**703**	**1,232**	**X1.8**
Net income group share	**620**	**1,075**	**X1.7**
Net income group share before goodwill and integration-related costs	**812**	**1,533**	**X1.9**

Crédit Agricole S.A. financial statements

Consolidated balance sheet at 31 December 2003 and 30 June 2004

€ bn

Assets	31 Dec 03	30 Jun 04
Loans and advances to banks	172.2	180.9
Crédit Agricole internal transactions	157.7	162.1
Loans and advances to customers and lease financing	161.4	168.6
Securities	78.0	72.3
Insurance companies' investments and re-insurers' share in technical reserves	127.7	131.9
Fixed assets	21.8	22.2
Goodwill	9.7	9.7
Prepayments, accrued income and other assets	57.5	64.7
	786.0	**812.4**

€ bn

Liabilities	31 Dec 03	30 Jun 04
Deposits by banks	125.1	150.4
Crédit Agricole internal transactions	13.5	13.1
Customer accounts	297.8	289.3
Debt securities in issue	90.5	104.4
Insurance companies' technical reserves	123.1	129.5
Accruals, deferred income and other liabilities	81.9	72.1
Provisions and subordinated debt	24.2	23.3
Fund for general banking risks	1.9	1.9
Minority interests	4.4	4.3
Shareholders' equity (excl. FGBR)	23.6	24.1
	786.0	**812.4**

H1-04 consolidated income statement

€ m	H1-03	H1-04	% change H1-04/H1-03
Net banking income	**8,330**	**12,033**	**+44.4%**
Operating expenses	(5,358)	(7,761)	+44.8%
Gross operating income	**2,972**	**4,272**	**+43.7%**
Risk-related costs	(652)	(711)	+9.0%
Income from equity affiliates	248	170	(31.4%)
Net income on fixed assets	(91)	29	n.m.
Pre-tax ordinary income	**2,477**	**3,760**	**+51.8%**
Integration-related costs	-	(171)	n.m.
Extraordinary items	(60)	(25)	(58.3%)
Tax	(865)	(1,226)	+41.7%
Goodwill amortisation	(195)	(359)	+84.1%
FGBR	(21)	(27)	+28.6%
Net income	**1,336**	**1,952**	**+46.1%**
Net income group share	**1,249**	**1,808**	**+44.8%**
Net income group share before goodwill and integration-related costs	**1,444**	**2,278**	**+57.8%**

CRÉDIT AGRICOLE S.A.

Summary of assets and liabilities as at June 30, 2004

Published in the BALO, August 23, 2004

For an English language summary, please refer to the Financial Statements for the six months ended 30 June 2004, set forth as Exhibit 1.1.

Half-year 2004 financial statements

Published in the BALO, October 13, 2004

For an English language summary, please refer to the Financial Statements for the six months ended 30 June 2004, set forth as Exhibit 1.1.

File No. 82-34771

Exhibit 3.1 A

Pricing Supplement relating to the issuance of €50,000,000 Fixed Rate Notes due 2012

October 6, 2004

Pricing Supplement dated 6 October, 2004

CREDIT AGRICOLE S.A.

acting through its London branch

Issue of Euro 50,000,000 Fixed Rate Notes due October 2012 (the "Notes")
under the U.S.$ 20,000,000,000
Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the conditions (the "**Conditions**") set forth in the Offering Circular dated 9 July 2004. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Offering Circular.

1.	(i)	Issuer:	**Crédit Agricole S.A.**
	(ii)	Relevant Branch:	**London branch**
2.	(i)	Series Number:	**79**
	(ii)	Tranche Number:	**1**
3.		Specified Currency or Currencies:	**Euro ("EUR")**
4.		Aggregate Nominal Amount:	**EUR 50,000,000**
5.	(i)	Issue Price	**83.78 per cent. of the Aggregate Nominal Amount**
	(ii)	Net proceeds	**EUR 41,890,000**
6.		Specified Denominations:	**EUR 5,000**
7.	(i)	Issue Date:	**8 October 2004**
	(ii)	Interest Commencement Date:	**Issue Date**
8.		Maturity Date:	**8 October 2012**
9.		Interest Basis:	**Fixed Rate (as further provided in paragraph 16 hereafter)**
10.		Redemption/Payment Basis:	**Redemption at par**
11.		Change of Interest or Redemption/ Payment Basis:	**Zero Coupon from 8 October 2007**

12.	Put/Call Options:	**Not Applicable**
13.	Status of the Notes:	**Unsubordinated**
14.	Listing:	**Luxembourg**
15.	Method of distribution:	**Non-syndicated**

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**	**Applicable**
	(i) Rate of Interest:	**4 per cent. of the Nominal Amount**
	(ii) Interest Payment Date(s):	**8 October 2005, 8 October 2006 and 8 October 2007 in accordance with the Modified Following Business Day Convention**
	(iii) Fixed Coupon Amount:	**Not Applicable**
	(iv) Broken Amount:	**Not Applicable**
	(v) Day Count Fraction (Condition 5(j)):	**30/360**
	(vi) Determination Date(s)	**TARGET System.**
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	**Not Applicable**
17.	**Floating Rate Provisions**	**Not Applicable**
18.	**Zero Coupon Note Provisions**	**Not Applicable**
19.	**Index Linked Interest Note Provisions**	**Not Applicable**
20.	**Dual Currency Note Provisions**	**Not Applicable**

PROVISIONS RELATING TO REDEMPTION

21.	**Call Option**	**Not Applicable**
22.	**Put Option**	**Not Applicable**
23.	Final Redemption Amount of each Note	**100 per cent. per Note of EUR 5,000 specified denomination**
24.	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(c)) or an event of default (Condition 10) and/or the method of calculating the same (if required or if different from	**Not Applicable**

		that set out in the Conditions):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 6(c)):	**Yes**
	(iii)	Unmatured Coupons to become void upon early redemption (Condition 7(f)):	**No**

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25.	Form of Notes:		**Bearer Notes**
	(i)	Temporary or permanent Global Note/Certificate/Definitive Registered Notes:	**Temporary Global Note exchangeable for Definitive Notes on or after the Exchange Date**
	(ii)	Applicable TEFRA exemption:	**D Rules**
		Rule 144A Eligible:	**No**
		Institutional Accredited Investor Eligible:	**No**
26.	Financial Centre(s) (Condition 7(h)) or other special provisions relating to payment dates:		**London**
27.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Notes (and dates on which such Talons mature):		**No**
28.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		**Not Applicable**
29.	Details relating to Instalment Notes:		**Not Applicable**
30.	Redenomination, renominalisation and reconventioning provisions:		**Not Applicable**
31.	Consolidation provisions:		**Not Applicable**
32.	(i)	Other terms or special conditions:	**Not Applicable**

	(ii)	Applicable tax regime for the Notes:	**Condition 8 applies and the Notes are issued (or deemed issued) outside France**

DISTRIBUTION

33.	(i)	If syndicated, names of Managers:	**Not Applicable**
	(ii)	Stabilising Manager (if any):	**Not Applicable**
	(iii)	Dealer's Commission:	**Not Applicable**
34.		If non-syndicated, name of Dealer:	**CALYON**
35.		Additional selling restrictions:	**Not Applicable**

OPERATIONAL INFORMATION

36.	ISIN Code:	**XS0200810157**
37.	Common Code:	**20081015**
38.	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	**Not Applicable**
39.	Delivery:	**Delivery against payment**
40.	The Agents appointed in respect of the Notes are:	**LUXEMBOURG LISTING AGENT:** **Crédit Agricole Investor Services Bank Luxembourg S.A.** **39, Allée Scheffer** **P.O. Box 1104 Luxembourg** **FISCAL AGENT, PRINCIPAL PAYING AGENT AND CALCULATION AGENT :** **Crédit Agricole S.A., London Branch** **2nd floor, 122 Leandenhall Street** **London EC3V 4QH, United Kingdom**

GENERAL

41.	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11 (a):	**Not Applicable**
42.	The aggregate principal amount of Notes issued has been translated into U.S. dollars at the rate of [à compléter le jour de la signature], producing a sum of (for Notes not denominated in U.S. dollars):	**U.S.$ [calculé et complété le jour de la signature]**

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Notes described herein pursuant to the U.S.$20,000,000,000 Euro Medium Term Note Programme.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

acting through its London branch

By: ______________________

Duly authorised

RECENT DEVELOPMENTS

Crédit Agricole S.A. Half-Year Results (press release dated 8 September, 2004)

Strong earnings growth

First-half 2004 results

- Gross operating income €1,957 million (+8.7%)
- Net income – Group share
  - before goodwill and integration-related costs €1,533 million (+43.7%)
  - after goodwill and integration-related costs €1,075 million (+46.5%)

Annualised ROE: 13.25% (vs. 9.7% in H1-03)

Second-quarter 2004 results

- Net income – Group share
  - before goodwill and integration-related costs €823 million (+37.2%)
  - after goodwill and integration-related costs €569 million (+31.4%)

Crédit Agricole S.A.'s Board of Directors, chaired by René Carron, met on 7 September 2004 to approve the results for the first half of 2004.

Results were up sharply on the corresponding period of 2003, driven by good operating performances (8.7% growth in gross operating income), low risk-related costs (down 40.7%) and a sharp improvement in the contribution from equity affiliates (up 24.4%).

The six business lines all delivered an increased contribution to group net income. Retail banking in France (Regional Banks and Crédit Lyonnais) maintained its robust business dynamics, insurance and asset management achieved firm growth in new business inflows, specialised financial services (and particularly consumer credit) reported strong growth, corporate and investment banking's contribution to group net income increased, driven notably by a fall in risk-related costs, and international retail banking continued its improvement.

The first half of 2004 also saw the successful completion of most of the Crédit Lyonnais integration operations. The majority of mergers between subsidiaries with the same business activities were completed on schedule, including corporate and investment banking with the creation of Calyon, consumer credit, lease finance, asset management and non-life insurance. The central support functions were also restructured and strengthened.

Compared with the target synergies announced, the 2004 target of €275 million is confirmed, with €211 million already achieved at 30 June 2004.
Furthermore, Crédit Lyonnais has adopted a new business plan, which focuses on delivering strong sustainable growth in net banking income aiming to lower the cost/income ratio to 65% in 2007/08.

Crédit Agricole S.A. Consolidated Results

Crédit Agricole S.A.'s net income Group share for the first half of 2004 came to €1,075 million, up sharply by 46.5% on the same period of 2003.

This performance reflects positive trends in operating results, risk-related costs and contribution from equity affiliates.

Gross operating income totalled €1,957 million, a rise of 8.7% on the first half of 2003, driven by a combination of:
1.1% growth in net banking income, to €6,298 million: an excellent commercial performance in asset management, consumer credit and Crédit Lyonnais more than offset a fall in revenues in corporate and investment banking compared with a particularly buoyant first half of 2003;
a 2% decrease in operating expenses to €4,341 million, a direct result of the initial effects of Crédit Lyonnais' integration into the Crédit Agricole S.A. Group.

Consequently, the cost/income ratio fell by a further 2.2 percentage points, to 68.9% compared with 71.1% in the first half of 2003.

Risk-related costs came to €324 million, a sharp decrease of 40.7% on first-half 2003, chiefly in the corporate and investment banking division's financing activities.

The contribution from equity affiliates rose by 24.4%, from €431 million to €536 million, fuelled by a 16.8% increase in the contribution from the Regional Banks and 44% from Banca Intesa.

Net income on fixed assets amounted to €44 million (against a loss of €89 million in first-half 2003), and pre-tax ordinary income rose by 38.7% to €2,213 million.

Net profit Group share before goodwill amortisation and integration-related costs increased by 43.7% to €1,533 million, giving an annualised ROE of 13.2%.

Synergies-related costs booked in the first half of 2004 amounted to €171 million, principally covering mobility support measures, rationalisation of the Group's premises, and external services. They should be significantly lower in the second half.

Second-quarter 2004 results reflect some excellent operating performances:
Gross operating income was up 23.7% on Q1-2004, to €1,082 million, and down by just 1.7% on Q2-2003, which was a high base for comparison;
Risk-related costs were €128 million, down sharply by 34.7% on Q1-2004 and by 62.7% on Q2-2003;
The contribution from equity affiliates came to €228 million, a year-on-year increase of 6.0%.

Net profit Group share before integration-related costs amounted to €823 million, a year-on-year increase of 37.2%. Net profit Group share came to €569 million, an increase of 31.4% year-on-year and 12.4% quarter-on-quarter.

In millions of €	H1-03 pro forma	H1-04	Change H1-04/H1-03	Q2-04	Change	
					Q2-04/Q1-04	Q2-04/Q2-03
Net banking income	6,228	6,298	+1.1%	3,250	+6.6%	(3.3%)
Operating expenses	(4,428)	(4,341)	(2.0%)	(2,168)	(0.2%)	(4.1%)
Gross operating income	1,800	1,957	+8.7%	1,082	+23.7%	(1.7%)
Risk-related costs	(546)	(324)	(40.7%)	(128)	(34.7%)	(62.7%)
Income from equity affiliates	431	536	+24.4%	228	(26.0%)	+6.0%
Net income on fixed assets	(89)	44	n.m.	41	13.7x	n.m.
Pre-tax ordinary income	1,596	2,213	+38.7%	1,223	+23.5%	+33.8%
Integration-related costs	-	(171)	n.m.	(130)	n.m.	n.m.
Net income	910	1,232	+35.4%	650	+11.7%	+23.8%
Net income Group share	734	1,075	+46.5%	569	+12.4%	+31.4%
Net income Group share before	734	1,186	+61.6%	653	+22.5%	+50.8%

integration-related costs						
Net income Group share before goodwill amortisation and integration-related costs	1,067	1,533	+43.7%	823	+15.9%	+37.2%

Financial position

Crédit Agricole S.A. Group's shareholders' equity amounted to €24.2 billion at end June 2004 compared with €20.7 billion one year earlier.

Risk-weighted assets were virtually unchanged compared with end-December 2003 at €214.2 billion, and down almost €5 billion compared with end-June 2003.

The overall solvency ratio was 8.6% (Tier 1: 8.2%) compared with 8.2% and 7.5% respectively at end-June 2003.

Results by Business Line

During the first half of 2004, the retail banking related business lines continued to produce excellent operating results, despite the radical restructurings within the Crédit Agricole S.A. Group during the period. Thanks to a very sharp reduction in risk-related costs, the business lines delivered strong growth of 23.7% in their contribution to Group net income before goodwill amortisation and integration-related costs, generating an annualised ROE of 16.7%.

1. FRENCH RETAIL BANKING – CRÉDIT AGRICOLE REGIONAL BANKS

The Regional Banks reported 12.3% growth in net income to €302 million, contributing almost 18% of Group net income before goodwill amortisation and integration-related costs. This growth reflects continued robust business volumes, coupled with tight control over operating expenses and risk-related costs.

Business was buoyant in all activities during the first half, but more particularly in insurance. Driven by a massive campaign to promote retirement savings products launched early in the year, the Regional Banks sold 750,000 contracts in the first half, including 130,000 PERPs (tax-efficient personal pension plans), a segment in which the Group has a 25% market share, thereby consolidating on its position as leading player in the French bancassurance market. The number of life insurance policies written topped the 10 million mark during the first half.

Customer assets (excluding securities and bonds) enjoyed further strong growth, rising by 7.6% or €25.1 billion over the twelve months to June 2004, to reach €355.5 billion.

The sharp increase in bank deposits was again driven by precautionary and semi-liquid savings, with passbook deposits rising by 10.1% to €50.2 billion and home-finance savings by 5.2% to €80.8 billion. Sight deposits were up 6.7% year-on-year, to €59.5 billion. The new 'Capital Vert Croissance' time account launched in January 2004 was a great success, attracting a total of €418 million in the first half.

In a more clement environment for pension and long-term savings products, life insurance sales remained buoyant, with outstandings amounting to €94 billion, representing a year-on-year increase of 11.9%. The rebound in mutual fund investments sold by the Regional Banks continued during the first half, with a year-on-year increase of 12.1%.

Lending continued to grow, fuelled by a very strong performance in medium and long-term lending, with new business of €23.1 billion over the first half, a year-on-year increase of 26.3%, coupled with €2.4 billion in new consumer finance origination. Although residential mortgage

lending contributed most of this growth, with a 35% year-on-year increase in new business, other segments also performed well including farming and small business lending (up 24% and 17% respectively). Total loans outstanding rose by 8.5% year-on-year, to €230.9 billion, compared with increases of 8.2% in Q1-2004 and 7.1% in full year 2003. Growth in the loan book was driven chiefly by mortgage loans and local authority lending (up 12.9% and 11.6% year-on-year respectively).

The campaign to win new customers and strengthen the business franchise led to a 126,000 increase in the number of current accounts over the twelve months to June 2004. The average number of products and services sold per customer continued to rise, reaching 7.5 per current account versus 7.4 at 30 June 2003.

In millions of €	H1-03	H1-04	Change H1-04/H1-03	Q2-04	Change Q2-04/Q2-03
Income from equity affiliates	310	362	+16.8%	146	+23.7%
Pre-tax ordinary income	310	362	+16.8%	146	+23.7%
Exceptional items + tax + FGBR	(41)*	(60)*	+46.3%	(11)	2.2 x
Net income before goodwill amortisation	269	302	+12.3%	135	+19.5%
Allocated capital (€ bn)	2.9	3.2			
ROE	16.4%	17.7%			

* Tax impact of dividends received from the Regional Banks.

In the first half of 2004, net banking income from the Regional Banks (accounted for by the equity method) came to €5.9 billion, up 4.8% on first-half 2003. Growth was largely fuelled by fee income, which was up 9.2% year-on-year. All components of fee income contributed to the increase, but more particularly brokerage fees on equity and mutual fund transactions (up 14.3% year-on-year), reflecting a cautious return to the equity markets by retail investors. Coupled with tight control over operating expenses (up 2.1%), the cost/income ratio fell by a further 1.1 percentage point compared with H1-2003 to 59.4%. All in all, gross operating income rose by 8.5% year-on-year to €2.6 billion.

Risk-related costs fell by 7 basis points to a historically low level of 28 basis points. The doubtful loan ratio fell to 3.7% of total loans outstanding versus 4.2% one year earlier, while the ratio of reserves to doubtful loans stood at 69.2% versus 68.0% at 30 June 2003.

Annualised ROE stood at 17.7%.

In the second quarter of 2004, gross operating income of the Regional Banks was up 2.3% year-on-year. Their contribution on an equity-accounted basis came to €146 million, a rise of 23.7% on Q2-2003.

2. FRENCH RETAIL BANKING – CRÉDIT LYONNAIS

In millions of €	H1-03 pro forma	H1-04	Change H1-04/H1-03	Q2-04	Change Q2-04/Q1-04	Change Q2-04/Q2-03
Net banking income	1,588	1,692	+6.5%	859	+3.1%	+6.3%
Operating expenses	(1,195)	(1,234)	+3.3%	(626)	+3.0%	+3.5%
Gross operating income	393	458	+16.5%	233	+3.6%	+14.8%
Risk-related costs	(96)	(76)	(20.8%)	(32)	(27.3%)	(41.8%)
Pre-tax ordinary income	297	382	+28.6%	201	+11.0%	+35.8%
Exceptional items + tax + FGBR	(93)	(115)	+23.7%	(60)	+9.1%	+30.4%
Net income before goodwill	204	267	+30.9%	141	+11.9%	+38.2%

amortisation						
Cost/income ratio	75.2%	72.9%		72.9%		
Allocated capital (€ bn)	2.1	2.2				
ROE	19.2%	23.9%				

In the first half of 2004, the Crédit Lyonnais network delivered 16.5% growth in operating income, driven by a robust commercial performance coupled with good control over expenses.

Its robust business levels were reflected in:

- an excellent performance in placing IPOs launched in 2004 (Snecma, Biomérieux, Pages Jaunes), where Crédit Lyonnais was the leading bank network in retail placement;
- the sale of 45,000 PERPs in the first six months of the year;

an increase of 39,000 personal customers during the first half, and a rise in the average number of products and services sold per customer, to 8.0 at end June 2004 versus 7.6 one year earlier.

Customer assets rose by 5.1% over one year, to €112.1 billion, fuelled by:

- a rise in bank deposits driven by sharp growth in passbook accounts (up 15.7%), notably following the success of the Cerise passbook (150,000 accounts attracting €824 million), together with a 3.7% increase in sight deposits;
- a continued good performance in life insurance, with in-force business up 9.3% to €28.5 billion compared with first-half 2003;
- more limited growth in mutual funds and securities, which were up 4.5% over one year due to investor caution towards the markets.

Lending remained buoyant. Loans outstanding were up 9.4% to €46.3 billion, driven by continued strong growth in mortgage loans (up 13.6% over one year) and an acceleration in amortisable consumer finance loans (up 8.2%). Middle market loans outstanding rose by 3.4% to €6.6 billion, as part of a selective boosting approach to this sector.

Net banking income from the Crédit Lyonnais network totalled €1,692 million, up 6.5% on a lacklustre H1- 2003. Growth was fuelled by a significant rise in net interest income (up 7.6%) due to an improvement in deposit margins (favourable volume and rate effect), while competition in lending margins remained fierce. Fee income rose by 5.3%, driven by a sharp increase in account management and service fees (up 7.7%), together with commitment and set-up fees (up 11.3%). On a like-for-like basis, brokerage fees were up 7.3% (compared with a reported fall of 1.1% after the Prédica-UAF merger).

The increase in operating expenses was contained to 3.3%, half of which was due to investment in commercial capability (new branches, multi-channel platforms, etc.), and a further portion due to the reclassification of expenses as part of the Group's reorganisation. On a like-for-like basis, growth in expenses was only 2.2%. The cost/income ratio improved by 2.3 percentage points to 72.9%.

Gross operating income rose by 16.5% to €458 million in the first half of 2004.

Risk-related costs amounted to €76 million, a 20.8% decrease on H1-2003, which was affected by increased provisions against a small number of specific SME exposures. The cost of risk on weighted loans outstanding came to 41 basis points versus 56 basis points in H1-2003. Net income before goodwill amortisation was €267 million, a year-on-year increase of 30.9%.

Annualised ROE was 23.9% versus 19.2% at 30 June 2003.

For the second quarter of 2004, gross operating income was up 14.8% year-on-year to €233 million, driven by 6.3% growth in net banking income, principally due to an improvement in margins on deposits and a rise in fee income. Operating expenses were up 3.5% year-on-year.

Risk-related costs were down sharply, by 41.8% to €32 million. Net income before goodwill amortisation came to €141 million, an increase of 38.2% on Q2-2003.

3. SPECIALISED FINANCIAL SERVICES

Specialised financial services continued to benefit from firm growth in consumer lending, driven strongly by the international business.

In the first half of 2004, the consumer credit business continued to expand via acquisitions, increasing its stake in Finaref to 90% in March and its interest in Credibom (Portugal) to 100% in July. It also acquired Danish consumer credit company Dan'Aktiv in April. In May, Crédit Agricole signed an agreement with Banque Commerciale du Maroc, the main shareholder in consumer credit unit Wafabank, to strengthen the existing partnership with Sofinco. Crédit du Maroc, a 51%-owned subsidiary of Crédit Agricole S.A., will distribute Wafabank's consumer credit products via its network.

Finalion's operations were integrated with those of Sofinco at end-March.

Consumer credit outstandings – mainly handled by Sofinco, Finaref and Lukas – rose by 13.8% year on-year to € 29.9 billion at end-June 2004. This growth stemmed from an acceleration in new business, which grew by 11.7% year-on-year in the first half of 2004 as opposed to 10.3% in the first quarter. Growth was particularly strong outside France, where new business rose by 25.6%. In France, where outstandings grew by 9.5%, demand was underpinned by increased co-operation with the Regional Banks (+9.6% year-on-year), a rise in credit granted directly by the Group (+€ 2.5 billion between first-half 2003 and 2004) and the Crédit Lyonnais network (+34.6% year-on-year).

Given the strong rise in volumes and steady margins – in spite of stiff competition – net banking income rose by 16% year-on-year, or by 11.9% at constant scope. Operating expenses rose by 16.1%, or 13% at constant scope, due in particular to international expansion and a change in the consolidation method used for Credibom. Gross operating income rose by 15.9% to € 430 million in the first half of 2004.

Risk-related costs totalled € 169 million during the period, versus € 137 million in the first half of 2003, due to two factors:

the interest discount applied to restructured outstandings under new accounting regulations (€ 17 million)

changes in the scope of consolidation (Credibom and Dan'Aktiv: € 7 million)

Excluding these factors, risk-related costs remained under control, up 5.8% year-on-year, well below the rate of revenue growth.

Net income before goodwill amortisation was € 161 million, up 4.5% year-on-year. There was a sharp 33.3% increase in the contribution from European subsidiaries.

Consumer credit accounted for 85% of Specialised Financial Services earnings.

In the lease financing business, Ucabail and Lixxbail merged on 27 May. Ucabail now houses all of the Group's lease financing and rental businesses. Against a sluggish economic background, lease finance outstandings rose slightly, by 0.9%, to € 12.6 billion. This increase was due to a second-quarter recovery in new business in France, resulting mainly from syndicated business with the Regional Banks. In Poland, EFL enjoyed very strong activity levels, with outstandings up 17.3% year-on-year at 30 June 2004.

The reconfiguration of the factoring business should start soon, following the signature of a letter of intent concerning Crédit Agricole's purchase of Euler Hermès' stake in Eurofactor.

The factoring business generated net income before goodwill amortisation of € 6 million, versus a loss of € 1 million in the year-earlier period. This was due to a sharp fall in risk-related costs, since the business had been seriously affected by a major event in the first half of 2003. Revenues (factored receivables) recovered in the first half of 2004, rising by 3.5% to € 12.9 billion, and overall factoring outstandings were up 6.4% at € 4.9 billion.

In millions of €	H1-03 pro forma	H1-04	Change H1-04/H1-03	Q2-04	Change Q2-04/Q1-04	Change Q2-04/Q2-03
Net banking income	1,042	1,176	+12.9%	600	+4.2%	+12.1%
Operating expenses	(605)	(678)	+12.1%	(344)	+3.0%	+13.1%
Gross operating income	437	498	+14.0%	256	+5.8%	+10.7%
Risk-related costs	(171)	(188)	+9.9%	(93)	(2.1%)	+1.1%
Income from equity affiliates	4	(2)	n.m.	(3)	n.m.	n.m.
Pre-tax ordinary income	270	308	+14.1%	160	+8.1%	+13.0%
Exceptional items (before integration-related costs) + Tax + FGBR	(97)	(115)	+18.6%	(57)	(1.7%)	+3.6%
Net income before goodwill amortisation	173	193	+11.6%	103	+14.4%	+24.1%
Cost/income ratio	58.1%	57.6%		57.3%		
Allocated capital (€ bn)	1.6	1.9				
ROE	20.5%	20.3%				

In the segment as a whole, net banking income rose by 12.9% year-on-year to € 1.176 billion. Despite a 12.1% increase in expenses due to the expansion of the international consumer credit business, gross operating income came in up 14.0% at € 498 million (+9.4% at constant scope).

Pre-tax ordinary income totalled € 308 million, up 14.1% with respect to the first half of 2003. Net income before goodwill amortisation was € 193 million, 11.6% higher than in the year-earlier period. Annualised ROE was 20.3%.

In the second quarter of 2004, gross operating income totalled € 256 million, 10.7% higher than in the second quarter of 2003, with a 12.1% rise in net banking income offsetting expenses arising from the international expansion in consumer credit. Net income before goodwill amortisation came in at € 103 million, up 24.1% year-on-year.

4. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

Once again, the asset management and insurance business lines posted excellent operating results. The segment has now completed its integration operations, with the Predica/UAF integration in June and the CA-AM/CLAM and CPR AM/ABFCM integrations in July. Net income before goodwill amortisation totalled € 487 million, up 33.4% year-on-year.

Assets under management surged to € 401.2 billion (excluding double counting) at the end of the first half. This represents a year-on-year increase of 12.4% at constant scope, i.e. excluding the sale of the UK private banking subsidiary LACIM. This performance reflects firm net new inflow growth in asset management and life insurance, along with the slight upturn in stockmarkets.

In the asset management business, assets under management totalled € 317.4 billion at 30 June 2004, an increase of € 18.3 billion during the first half taking into account the harmonisation[1] of counting methods introduced at the time of the CA-AM/CLAM merger. With no adjustment of historical figures, the increase was € 30.4 billion.

This increase in assets under management in the first half of 2004 was due to strong net new inflows of € 12.0 billion, mainly from corporate and institutional customers and focusing on bond and alternative investments, which accounted for 42% of net new inflows. Gains in financial markets also had a positive impact (+€ 6.3 billion). Assets under management outside France, which account for 8.6% of the total, grew very strongly in the first half, rising by 64.3%, mainly due to business growth in Asia, Spain and the UK.

The asset management business posted good results, with gross operating income up 32.9% at € 226 million and net income before goodwill amortisation up 31.5% at € 142 million.

Private banking saw firm growth in the first half of 2004, with assets under management[2] rising by € 2.2 billion in the space of six months, excluding the impact of the March 2004 disposal of LACIM, which managed € 7.1 billion of assets at end-2003. This increase was due to net new inflows of € 600 million and a performance effect of € 1.6 billion. Assets under management grew by 5.3% year-on-year. In France, assets under management increased substantially, by 9% to € 26.4 billion, and outside France by 3% to € 44.3 billion.

Crédit Agricole S.A. completed the integration of its private banking entities in Monaco and Luxembourg in early July 2004. In Switzerland, the integration of CAI Suisse and Crédit Lyonnais Suisse is expected to take place in 2005. The Italian private banking business will be acquired by Banca Intesa, and the two groups will continue to co-operate.

The life insurance subsidiaries maintained excellent business levels. Overall premium income rose sharply by 11.3% to € 8.4 billion in the first half of 2004, and 30% of this business was in unit-linked accounts, an increase of 20.2% with respect to the first half of 2003. Overall, assets under management[3] totalled € 123.4 billion, a year-on-year increase of 10.3%. Fixed-income investments continued to dominate (77.4%), although the equity weighting rose slightly from 10.0% at end-June 2003 to 11.8% at end-June 2004.

[1] Inclusion of mandates invested in mutual funds and restatement of feeder funds within master funds: impact of around € 12 billion.

[2] As of the first half of 2004, private banking assets under management do not include life insurance assets belonging to Crédit Lyonnais private banking customers. Historical data have been restated on this basis.

[3] The definition of assets under management used by the various subsidiaries was harmonised at the time of the Prédica/UAF integration, and historical data have been restated.

The property/casualty insurance business continued to expand very rapidly, with Pacifica's portfolio growing by 14% year-on-year. Premium income was 17.7% higher than in the first half of 2003. There was robust growth in home occupiers' comprehensive cover (+13.8%), while personal accident insurance remained highly successful. The build-up in farming insurance continued, with premium income 2.4 times higher than in the first half of 2003.

Claims were down in the first half of 2004, with a claims ratio of 55.5% and an excellent combined ratio of 92.7%.

In millions of €	H1-03 pro forma	H1-04	Change H1-04/H1-03	Q2-04	Change Q2-04/Q1-04	Change Q2-04/Q2-03
Net banking income	1,262	1,410	+11.7%	730	+7.4%	+12.1%
Operating expenses	(683)	(681)	(0.3%)	(343)	+1.5%	(1.4%)
Gross operating income	579	729	+25.9%	387	+13.2%	+27.7%
Risk-related costs	(8)	(6)	(25.0%)	(6)	n.m.	(33.3%)
Income from equity affiliates	4	4	-	3	x 3	+50.0%
Pre-tax ordinary income	575	727	+26.4%	384	+12.0%	+29.7%
Exceptional items (before integration-related costs) + Tax + FGBR	(210)	(240)	+14.3%	(119)	(1.7%)	+2.6%
Net income before goodwill amortisation	365	487	+33.4%	265	+19.4%	+47.2%
Cost/income ratio	54.1%	48.3%		47.0%		
Allocated capital (€ bn)	5.0	5.3				
ROE	14.6%	18.5%				

Overall, gross operating income in this segment grew rapidly, coming in at € 729 million, up 25.9% with respect to the first half of 2003. This was due to strong net banking income, which grew by 11.7% year-on-year to € 1.410 billion, coupled with steady operating expenses (down 0.3%).

Net income before goodwill amortisation totalled € 487 million, an increase of 33.4% by comparison with the first half of 2003, while ROE was 18.5%.

In the second quarter of 2004, operating income grew very strongly, due to two positive factors: a sharp increase in net banking income (up 12.1% with respect to Q2 2003) and a 1.4% fall in operating expenses. The cost/income ratio continued to improve, falling from 53.5% in H1 2003 to 47% in H1 2004. Overall, net income before goodwill amortisation came in at € 265 million in the second quarter, up 47.2% year-on-year.

5. CORPORATE AND INVESTMENT BANKING

In the first half of 2004, in tough market conditions, the Corporate and Investment Banking segment 's net income before goodwill amortisation and integration-related costs was almost 20% higher than in the year-earlier period. This was due in particular to risk-related costs, which fell to a very low level.

The main event in the first half of 2004 was the creation of Calyon, which combines the corporate and investment banking activities of CAI and Crédit Lyonnais. This exceptionally large operation included a partial transfer of assets (€ 140 billion) from Crédit Lyonnais to CAI, the input of several hundred specialists (IT experts, lawyers etc.) and a migration of capital markets

operations from Crédit Lyonnais to CAI. In addition, almost all units outside France will now operate on a single platform.

Net banking income totalled € 1.956 billion, down 20.4% year-on-year due to very high activity levels in the first half of 2003.

The cost base was significantly reduced. Operating expenses fell by 14.2% year-on-year, reflecting the initial impact of integration-related synergies. Outside France, two thirds of headcount synergies have been realised, while the figure in France is 40%. Gross operating income totalled € 588 million, down 31.9% year-on-year.

Risk-related costs fell dramatically, by 94.3% to € 15 million versus € 265 million in the first half of 2003. This was due to the improvement in the international economic environment.

Taking into account earnings from equity affiliates (related to the transfer of Al Bank Al Saudi Al Fransi, which was previously part of the International Retail Banking segment) and net income on fixed assets, the segment generated net income before goodwill amortisation of € 502 million, up 19.8% year-on-year.

In millions of €	H1-03 pro forma	H1-04	Change H1-04/H1-03	Q2-04	Change	
					Q2-04/Q1-04	Q2-04/Q2-03
Net banking income	2,458	1,956	(20.4%)	953	(5.0%)	(31.3%)
Operating expenses	(1,595)	(1,368)	(14.2%)	(652)	(8.9%)	(21.8%)
Gross operating income	863	588	(31.9%)	301	+4.9%	(45.7%)
Risk-related costs	(265)	(15)	(94.3%)	27	n.m.	n.m.
Income from equity affiliates	-	36	n.m.	36	n.m.	n.m.
Net income on fixed assets	-	41	n.m.	1	n.m.	n.m.
Pre-tax ordinary income	593	650	+9.6%	365	+28.1%	(0.8%)
Exceptional items (before integration-related costs) + Tax + FGBR	(174)	(148)	(14.9%)	(80)	+15.0%	(27.9%)
Net income before goodwill amortisation	419	502	+19.8%	285	+31.3%	+10.9%
Cost/income ratio	64.9%	69.9%		68.4%		
Allocated capital (€ bn)	8.3	7.8				
ROE	10.9%	13.0%				

In the second quarter of 2004, the segment generated net income before goodwill amortisation of € 285 million, up 10.9% on the year-earlier period. This improvement was due to the risk situation: in the second quarter of 2004, € 27 million was released from provisions, whereas € 181 million had been allocated in the same period of 2003. In Q2 2004, gross operating income totalled € 301 million, on the back of a 31.3% fall in net banking income and a sharp reduction in operating expenses, which fell by 21.8% year-on-year.

These results reflect differing performances in each business area.

Financing activities

In millions of €	H1-03 pro forma	H1-04	Change H1-04/H1-03	Q2-04	Change	
					Q2-04/Q1-04	Q2-04/Q2-03
Net banking income	1,045	870	(16.7%)	411	(10.5%)	(25.3%)
Operating expenses	(608)	(471)	(22.5%)	(203)	(24.3%)	(34.7%)

Gross operating income	437	399	(8.7%)	208	+8.9%	(13.0%)
Risk-related costs	(312)	21	n.m.	57	n.m.	n.m.
Income from equity affiliates	-	36	n.m.	36	n.m.	n.m.
Net income on fixed assets	(5)	2	n.m.	2	n.m.	n.m.
Pre-tax ordinary income	120	458	x3.8	303	+95.5%	n.m.
Exceptional items (before integration-related costs) + Tax + FGBR	(34)	(100)	x2.9	(56)	+27.3%	n.m.
Net income before goodwill amortisation	86	358	x4.2	247	x2.2	n.m.
ROE	4.1%	14.9%				

Financing activities generated net income before goodwill amortisation of € 358 million, up from € 86 million in the first half of 2003.

Net banking income was € 870 million, down 16.7% with respect to the first half of 2003, when the business benefited from some major project finance and large syndication deals that failed to recur in 2004. At constant scope and exchange rates and excluding exceptional revenues in the first half of 2003, the decline in revenues was limited to 5%, despite the weaker operating environment. Weighted assets fell by € 11 billion year-on-year. The decline in net banking income was partly offset by a very sharp 22.5% drop in operating expenses caused by the streamlining of the international structure. Gross operating income totalled € 399 million, down 8.7% relative to the year-earlier period.

Risk-related costs fell sharply. Indeed, this caption was a net release of € 21 million, versus a charge of € 312 million in the first half of 2003. Al Bank Al Saudi Al Fransi (BSF) was transferred into the Financing Activities business, and contributed € 35 million to the 'income from equity affiliates' caption.

Annualised ROE was 14.9%.

In the second quarter of 2004, net income before goodwill amortisation totalled € 247 million, 2.2 times the figure seen in 2003. This was due to a € 57 million contribution from the risk-related costs caption versus a charge of € 230 million in the second quarter of 2003. Gross operating income was down 13% at € 208 million on the back of a decline in net banking income (to € 411 million), partially offset by a sharp drop in operating expenses (-34.7%).

Capital markets and investment banking

In millions of €	H1-03 pro forma	H1-04	Change H1-04/H1-03	Q2-04	Change Q2-04/Q1-04	Q2-04/Q2-03
Net banking income	1,413	1,086	(23.1%)	542	(0.4%)	(35.3%)
Operating expenses	(987)	(897)	(9.1%)	(449)	+0.2%	(14.1%)
Gross operating income	426	189	(55.6%)	93	(3.1%)	(70.5%)
Risk-related costs	47	(36)	n.m.	(30)	x5	n.m.
Income from equity affiliates	-	-	n.m.		n.m.	n.m.
Net income on fixed assets	-	39	n.m.	(1)	n.m.	n.m.
Pre-tax ordinary income	473	192	(59.4%)	62	(52.3%)	(83.0%)
Exceptional items (before integration-related costs) + Tax + FGBR	(140)	(48)	(65.7%)	(24)		(77.1%)
Net income before goodwill	333	144	(56.8%)	38	(64.2%)	(85.3%)

amortisation						
ROE	22.3%	10.0%				

Net banking income was € 1.086 billion in the first half of 2004. This 23.1% decline stemmed from several contrasting factors. There was a substantial fall in revenues from trading and equity derivatives, where the integration process had its greatest adverse impact. Performance was reasonable in the lending and fixed-income (trading, derivatives, futures) businesses, where the decline was limited despite a weaker market background than in the first half of 2003. Finally, there was a robust 46% increase in brokerage revenues, due to higher trading levels.

Operating expenses came in down 9.1% at €897 million, and down 7.4% at constant business scope. Gross operating income fell by 55.6% to € 189 million.

The contribution from the private equity business remained limited.

Risk-related costs totalled € 36 million, and mainly concerned listed investments in the private equity portfolio.

Net income before goodwill amortisation totalled € 144 million, giving annualised ROE of 10.0%.

In the second quarter of 2004, the capital markets and investment banking business generated gross operating income of € 93 million and net income before goodwill amortisation of € 38 million.

6. INTERNATIONAL RETAIL BANKING

In the first half of 2004, the International Retail Banking segment benefited from Banca Intesa's contribution, which rose from € 75 million in the first half of 2003 to € 108 million. On the other hand, it suffered from the transfer of Al Bank Al Saudi Al Fransi (BSF) to the Corporate and Investment Banking segment, resulting in a € 35 million fall in income from equity affiliates.

Net income before goodwill amortisation totalled € 156 million, up 40.5% relative to the year-earlier period.

In millions of €	H1-03 pro forma	H1-04	Change H1-04/H1-03	Q2-04	Change	
					Q2-04/Q1-04	Q2-04/Q2-03
Net banking income	187	186	(0.5%)	99	+13.8%	+2.1%
Operating expenses	(146)	(150)	+2.7%	(80)	+14.3%	+9.6%
Gross operating income	41	36	(12.2%)	19	+11.8%	(20.8%)
Risk-related costs	(20)	(13)	(35.0%)	(4)	(55.6%)	(66.7%)
Income from equity affiliates	99	139	+40.4%	53	(38.4%)	(14.5%)
Pre-tax ordinary income	120	162	+35.0%	68	(27.7%)	(8.1%)
Exceptional items (before integration-related costs) + Tax + FGBR	(9)	(6)	(33.3%)	(4)	+100%	
Net income before goodwill amortisation	111	156	+40.5%	64	(30.4%)	(8.6%)
Cost/income ratio	78.1%	80.6%		80.8%		
Allocated capital (€ bn)	2.4	2.4				
ROE	9.4%	13.6%				

In the second quarter of 2004, net income before goodwill amortisation was € 64 million versus € 70 million in the year-earlier period, due to the BSF transfer.

7. PROPRIETARY ASSET MANAGEMENT AND OTHER ACTIVITIES

The net loss from Proprietary Asset Management and Other Activities totalled € 217 million in the first half of 2004, as opposed to € 298 million in the first half of 2003.

Net banking income was boosted by the positive impact on equity portfolios caused by the financial market upturn. In the first half of 2004, net banking income included a net release of € 16 million from provisions on securities in the portfolio business, versus € 152 million of additions to provisions in the year-earlier period, giving a € 168 million boost to net banking income in H1 2004.

On the other hand, net banking income included a slight increase in financing costs (up € 15 million) resulting mainly from the acquisition of a further 29% stake in Finaref (14.5% in December 2003 and 14.5% in March 2004).

The Group's reorganisation has led to some changes in the allocation of activities between this segment and Crédit Agricole's other segments. The impact on gross operating income in the Proprietary Asset Management and Other Activities segment is almost zero, with net banking income and operating expenses both rising by around € 50 million.

In millions of €	H1-03 pro forma	H1-04	Change H1-04/H1-03	Q2-04	Change Q2-04/Q1-04	Change Q2-04/Q2-03
Net banking income	(309)	(122)	(60.5%)	9	n.m.	n.m.
Operating expenses	(204)	(230)	+12.7%	(123)	+15.0%	+29.5%
Gross operating income	(513)	(352)	(31.4%)	(114)	(52.1%)	(44.9%)
Risk-related costs	14	(26)	n.m.	(20)	x3.3	n.m.
Income from equity affiliates	14	(3)	n.m.	(7)	n.m.	n.m.
Net income on fixed assets	(84)	3	n.m.	40	n.m.	n.m.
Pre-tax ordinary income	(569)	(378)	(33.6%)	(101)	(63.5%)	(55.7%)
Exceptional items (before integration-related costs) +Tax + FGBR	271	161	(40.6%)	12	(91.9%)	(94.5%)
Net income before goodwill amortisation	(298)	(217)	(27.2%)	(89)	(30.5%)	(21.2%)

Crédit Agricole Group Consolidated Results

In the first half of 2004, the Crédit Agricole Group generated net income group share of € 1.808 billion, representing a year-on-year increase of 31.2%.
This increase was mainly due to firm operational impetus, with gross operating income rising by 8.7% year-on-year to € 4.272 billion, and a sharp 23.9% fall in risk-related costs. Integration-related costs totalled € 171 million.
Total shareholders' equity (group share) plus the Fund for General Banking Risks totalled € 44.6 billion at 30 June 2004. The solvency ratio was 10.2% (Tier 1 ratio: 7.8%).

Group financial data

In millions of €	H1-03* pro forma	H1-04	% change H1-H4/H1-03

Net banking income	11,685	12,033	+3.0%
Operating expenses	(7,753)	(7,761)	(0.1%)
Gross operating income	3,932	4,272	+8.7%
Risk-related costs	(934)	(711)	(23.9%)
Income from equity affiliates	118	170	+44.1%
Net income on fixed assets	(123)	29	n.m.
Pre-tax ordinary income	2,993	3,760	+25.6%
Integration-related costs	-	(171)	n.m.
Extraordinary items	(90)	(25)	(72.2%)
Tax	(1,014)	(1,226)	+20.9%
Goodwill amortisation	(355)	(359)	+1.1%
FGBR	(21)	(27)	+28.6%
Net income	1,533	1,952	+27.3%
Net income group share	1,378	1,808	+31.2%
Net income group share before goodwill and integration-related costs	1,713	2,278	+33.0%

* Unaudited by the auditors.

The above data relate to the Crédit Agricole Group, consisting of all Local Banks, Regional Banks, Crédit Agricole s.a. and subsidiaries.

File No. 82-34771

Exhibit 3.1 B

<u>Pricing Supplement relating to the issuance of €150,000,000 Fixed Rate Notes due 2012</u>

<u>October 6, 2004</u>

Pricing Supplement dated 6 October, 2004

CREDIT AGRICOLE S.A.

acting through its London branch

Issue of Euro 150,000,000 Fixed Rate Notes due October 2012 (the "Notes") to be consolidated and form a single serie with the existing Euro 50,000,000 Fixed Rate Notes due October 2012 issued as Tranche 1 of series 79 (the "Original Notes") under the U.S.$ 20,000,000,000 Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the conditions (the "**Conditions**") set forth in the Offering Circular dated 9 July 2004. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Offering Circular.

1.	(i)	Issuer:	**Crédit Agricole S.A.**
	(ii)	Relevant Branch:	**London branch**
2.	(i)	Series Number:	**79**
	(ii)	Tranche Number:	**2**
			The Notes will be consolidated and form a single series, and be interchangeable for trading purposes, with the Original Notes as from the date of exchange of interests in the temporary Global Note for interests in the permanent Global Note, which is expected to take place on or around the Exchange Date
3.		Specified Currency or Currencies:	**Euro ("EUR")**
4.		Aggregate Nominal Amount:	**EUR 150,000,000**
5.	(i)	Issue Price:	**83.78 per cent. of the Aggregate Nominal Amount**

	(ii)	Net proceeds	**EUR 125,520,000**
6.	Specified Denominations:		**EUR 5,000**
7.	(i)	Issue Date:	**8 October 2004**
	(ii)	Interest Commencement Date:	**Issue Date**
8.	Maturity Date:		**8 October 2012**
9.	Interest Basis:		**Fixed Rate (as further provided in paragraph 16 hereafter)**
10.	Redemption/Payment Basis:		**Redemption at par**
11.	Change of Interest or Redemption/ Payment Basis:		**Zero Coupon from 8 October 2007**
12.	Put/Call Options:		**Not Applicable**
	Status of the Notes:		**Unsubordinated**
13.	Listing:		**Luxembourg**
14.	Method of distribution:		**Non-syndicated**

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Note Provisions**		**Applicable**
	Rate of Interest:		**4 per cent. of the Nominal Amount**
	(i)	Interest Payment Date(s):	**8 October 2005, 8 October 2006 and 8 October 2007 as adjusted in accordance with the Modified Following Business Day Convention**
	(ii)	Fixed Coupon Amount:	**Not Applicable**
	(iii)	Broken Amount:	**Not Applicable**
	(iv)	Day Count Fraction (Condition 5(j)):	**30/360**
	(v)	Determination Date(s)	**TARGET System.**
	(vi)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	**Not Applicable**
16.	**Floating Rate Provisions**		**Not Applicable**
17.	**Zero Coupon Note Provisions**		**Not Applicable**
18.	**Index Linked Interest Note Provisions**		**Not Applicable**
19.	**Dual Currency Note Provisions**		**Not Applicable**

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**	**Not Applicable**
21.	**Put Option**	**Not Applicable**
	Final Redemption Amount of each Note	**100 per cent. per Note of EUR 5,000 specified denomination**
22.	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(c)) or an event of default (Condition 10) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	**Not Applicable**
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 6(c)):	**Yes**
	(iii) Unmatured Coupons to become void upon early redemption (Condition 7(f)):	**No**

GENERAL PROVISIONS APPLICABLE TO THE NOTES

23.	Form of Notes:	**Bearer Notes**
	(i) Temporary or permanent Global Note/Certificate/Definitive Registered Notes:	**Temporary Global Note exchangeable for Definitive Notes on or after the Exchange Date**
	(ii) Applicable TEFRA exemption:	**D Rules**
	Rule 144A Eligible:	**No**
	Institutional Accredited Investor Eligible:	**No**
24.	Financial Centre(s) (Condition 7(h)) or other special provisions relating to payment dates:	**London**
25.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Notes (and dates on which such Talons mature):	**No**
26.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each	**Not Applicable**

	payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	
27.	Details relating to Instalment Notes:	**Not Applicable**
28.	Redenomination, renominalisation and reconventioning provisions:	**Not Applicable**
29.	Consolidation provisions:	**Not Applicable**
30.	(i) Other terms or special conditions:	**Not Applicable**
	(ii) Applicable tax regime for the Notes:	**Condition 8 applies and the Notes are issued (or deemed issued) outside France**

DISTRIBUTION

31.	(i) If syndicated, names of Managers:	**Not Applicable**
	(ii) Stabilising Manager (if any):	**Not Applicable**
	(iii) Dealer's Commission:	**0.10 per cent. of the Aggregate Nominal Amount**
32.	If non-syndicated, name of Dealer:	**CALYON**
33.	Additional selling restrictions:	**Not Applicable**

OPERATIONAL INFORMATION

34.	ISIN Code:	**XS0200810157**
35.	Common Code:	**20081015**
36.	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	**Not Applicable**
37.	Delivery:	**Delivery against payment**
38.	The Agents appointed in respect of the Notes are:	**LUXEMBOURG LISTING AGENT:** **Crédit Agricole Investor Services Bank Luxembourg S.A.** **39, Allée Scheffer** **P.O. Box 1104 Luxembourg** **FISCAL AGENT, PRINCIPAL PAYING AGENT AND CALCULATION AGENT :**

Crédit Agricole S.A., London Branch
2nd floor, 122 Leandenhall Street
London EC3V 4QH, United Kingdom

GENERAL

39.	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11 (a):	**Not Applicable**
40.	The aggregate principal amount of Notes issued has been translated into U.S. dollars at the rate of [à compléter le jour de la signature], producing a sum of (for Notes not denominated in U.S. dollars):	**U.S.$ [calculé et compléter le jour de la signature]**

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Notes described herein pursuant to the U.S.$20,000,000,000 Euro Medium Term Note Programme.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

acting through its London branch

By: ________________________
Duly authorised

RECENT DEVELOPMENTS

Crédit Agricole S.A. Half-Year Results (press release dated 8 September, 2004)

Strong earnings growth

First-half 2004 results

- Gross operating income €1,957 million (+8.7%)
- Net income – Group share
  - before goodwill and integration-related costs €1,533 million (+43.7%)
  - after goodwill and integration-related costs €1,075 million (+46.5%)

Annualised ROE: 13.25% (vs. 9.7% in H1-03)

Second-quarter 2004 results

- Net income – Group share
  - before goodwill and integration-related costs €823 million (+37.2%)
  - after goodwill and integration-related costs €569 million (+31.4%)

Crédit Agricole S.A.'s Board of Directors, chaired by René Carron, met on 7 September 2004 to approve the results for the first half of 2004.

Results were up sharply on the corresponding period of 2003, driven by good operating performances (8.7% growth in gross operating income), low risk-related costs (down 40.7%) and a sharp improvement in the contribution from equity affiliates (up 24.4%).

The six business lines all delivered an increased contribution to group net income. Retail banking in France (Regional Banks and Crédit Lyonnais) maintained its robust business dynamics, insurance and asset management achieved firm growth in new business inflows, specialised financial services (and particularly consumer credit) reported strong growth, corporate and investment banking's contribution to group net income increased, driven notably by a fall in risk-related costs, and international retail banking continued its improvement.

The first half of 2004 also saw the successful completion of most of the Crédit Lyonnais integration operations. The majority of mergers between subsidiaries with the same business activities were completed on schedule, including corporate and investment banking with the creation of Calyon, consumer credit, lease finance, asset management and non-life insurance. The central support functions were also restructured and strengthened.

Compared with the target synergies announced, the 2004 target of €275 million is confirmed, with €211 million already achieved at 30 June 2004.
Furthermore, Crédit Lyonnais has adopted a new business plan, which focuses on delivering strong sustainable growth in net banking income aiming to lower the cost/income ratio to 65% in 2007/08.

Crédit Agricole S.A. Consolidated Results

Crédit Agricole S.A.'s net income Group share for the first half of 2004 came to €1,075 million, up sharply by 46.5% on the same period of 2003.

This performance reflects positive trends in operating results, risk-related costs and contribution from equity affiliates.

Gross operating income totalled €1,957 million, a rise of 8.7% on the first half of 2003, driven by a combination of:

1.1% growth in net banking income, to €6,298 million: an excellent commercial performance in asset management, consumer credit and Crédit Lyonnais more than offset a fall in revenues in corporate and investment banking compared with a particularly buoyant first half of 2003;

a 2% decrease in operating expenses to €4,341 million, a direct result of the initial effects of Crédit Lyonnais' integration into the Crédit Agricole S.A. Group.

Consequently, the cost/income ratio fell by a further 2.2 percentage points, to 68.9% compared with 71.1% in the first half of 2003.

Risk-related costs came to €324 million, a sharp decrease of 40.7% on first-half 2003, chiefly in the corporate and investment banking division's financing activities.

The contribution from equity affiliates rose by 24.4%, from €431 million to €536 million, fuelled by a 16.8% increase in the contribution from the Regional Banks and 44% from Banca Intesa.

Net income on fixed assets amounted to €44 million (against a loss of €89 million in first-half 2003), and pre-tax ordinary income rose by 38.7% to €2,213 million.

Net profit Group share before goodwill amortisation and integration-related costs increased by 43.7% to €1,533 million, giving an annualised ROE of 13.2%.

Synergies-related costs booked in the first half of 2004 amounted to €171 million, principally covering mobility support measures, rationalisation of the Group's premises, and external services. They should be significantly lower in the second half.

Second-quarter 2004 results reflect some excellent operating performances:

Gross operating income was up 23.7% on Q1-2004, to €1,082 million, and down by just 1.7% on Q2-2003, which was a high base for comparison;

Risk-related costs were €128 million, down sharply by 34.7% on Q1-2004 and by 62.7% on Q2-2003;

The contribution from equity affiliates came to €228 million, a year-on-year increase of 6.0%.

Net profit Group share before integration-related costs amounted to €823 million, a year-on-year increase of 37.2%. Net profit Group share came to €569 million, an increase of 31.4% year-on-year and 12.4% quarter-on-quarter.

In millions of €	H1-03 pro forma	H1-04	Change H1-04/H1-03	Q2-04	Change	
					Q2-04/Q1-04	Q2-04/Q2-03
Net banking income	6,228	6,298	+1.1%	3,250	+6.6%	(3.3%)
Operating expenses	(4,428)	(4,341)	(2.0%)	(2,168)	(0.2%)	(4.1%)
Gross operating income	1,800	1,957	+8.7%	1,082	+23.7%	(1.7%)
Risk-related costs	(546)	(324)	(40.7%)	(128)	(34.7%)	(62.7%)
Income from equity affiliates	431	536	+24.4%	228	(26.0%)	+6.0%
Net income on fixed assets	(89)	44	n.m.	41	13.7x	n.m.
Pre-tax ordinary income	1,596	2,213	+38.7%	1,223	+23.5%	+33.8%
Integration-related costs	-	(171)	n.m.	(130)	n.m.	n.m.
Net income	910	1,232	+35.4%	650	+11.7%	+23.8%
Net income Group share	734	1,075	+46.5%	569	+12.4%	+31.4%
Net income Group share before	734	1,186	+61.6%	653	+22.5%	+50.8%

integration-related costs						
Net income Group share before goodwill amortisation and integration-related costs	1,067	1,533	+43.7%	823	+15.9%	+37.2%

Financial position

Crédit Agricole S.A. Group's shareholders' equity amounted to €24.2 billion at end June 2004 compared with €20.7 billion one year earlier.

Risk-weighted assets were virtually unchanged compared with end-December 2003 at €214.2 billion, and down almost €5 billion compared with end-June 2003.

The overall solvency ratio was 8.6% (Tier 1: 8.2%) compared with 8.2% and 7.5% respectively at end-June 2003.

Results by Business Line

During the first half of 2004, the retail banking related business lines continued to produce excellent operating results, despite the radical restructurings within the Crédit Agricole S.A. Group during the period. Thanks to a very sharp reduction in risk-related costs, the business lines delivered strong growth of 23.7% in their contribution to Group net income before goodwill amortisation and integration-related costs, generating an annualised ROE of 16.7%.

1. FRENCH RETAIL BANKING – CRÉDIT AGRICOLE REGIONAL BANKS

The Regional Banks reported 12.3% growth in net income to €302 million, contributing almost 18% of Group net income before goodwill amortisation and integration-related costs. This growth reflects continued robust business volumes, coupled with tight control over operating expenses and risk-related costs.

Business was buoyant in all activities during the first half, but more particularly in insurance. Driven by a massive campaign to promote retirement savings products launched early in the year, the Regional Banks sold 750,000 contracts in the first half, including 130,000 PERPs (tax-efficient personal pension plans), a segment in which the Group has a 25% market share, thereby consolidating on its position as leading player in the French bancassurance market. The number of life insurance policies written topped the 10 million mark during the first half.

Customer assets (excluding securities and bonds) enjoyed further strong growth, rising by 7.6% or €25.1 billion over the twelve months to June 2004, to reach €355.5 billion.

The sharp increase in bank deposits was again driven by precautionary and semi-liquid savings, with passbook deposits rising by 10.1% to €50.2 billion and home-finance savings by 5.2% to €80.8 billion. Sight deposits were up 6.7% year-on-year, to €59.5 billion. The new 'Capital Vert Croissance' time account launched in January 2004 was a great success, attracting a total of €418 million in the first half.

In a more clement environment for pension and long-term savings products, life insurance sales remained buoyant, with outstandings amounting to €94 billion, representing a year-on-year increase of 11.9%. The rebound in mutual fund investments sold by the Regional Banks continued during the first half, with a year-on-year increase of 12.1%.

Lending continued to grow, fuelled by a very strong performance in medium and long-term lending, with new business of €23.1 billion over the first half, a year-on-year increase of 26.3%, coupled with €2.4 billion in new consumer finance origination. Although residential mortgage

lending contributed most of this growth, with a 35% year-on-year increase in new business, other segments also performed well including farming and small business lending (up 24% and 17% respectively). Total loans outstanding rose by 8.5% year-on-year, to €230.9 billion, compared with increases of 8.2% in Q1-2004 and 7.1% in full year 2003. Growth in the loan book was driven chiefly by mortgage loans and local authority lending (up 12.9% and 11.6% year-on-year respectively).

The campaign to win new customers and strengthen the business franchise led to a 126,000 increase in the number of current accounts over the twelve months to June 2004. The average number of products and services sold per customer continued to rise, reaching 7.5 per current account versus 7.4 at 30 June 2003.

In millions of €	H1-03	H1-04	Change H1-04/H1-03	Q2-04	Change Q2-04/Q2-03
Income from equity affiliates	310	362	+16.8%	146	+23.7%
Pre-tax ordinary income	310	362	+16.8%	146	+23.7%
Exceptional items + tax + FGBR*	(41)*	(60)*	+46.3%	(11)	2.2 x
Net income before goodwill amortisation	269	302	+12.3%	135	+19.5%
Allocated capital (€ bn)	2.9	3.2			
ROE	16.4%	17.7%			

* Tax impact of dividends received from the Regional Banks.

In the first half of 2004, net banking income from the Regional Banks (accounted for by the equity method) came to €5.9 billion, up 4.8% on first-half 2003. Growth was largely fuelled by fee income, which was up 9.2% year-on-year. All components of fee income contributed to the increase, but more particularly brokerage fees on equity and mutual fund transactions (up 14.3% year-on-year), reflecting a cautious return to the equity markets by retail investors. Coupled with tight control over operating expenses (up 2.1%), the cost/income ratio fell by a further 1.1 percentage point compared with H1-2003 to 59.4%. All in all, gross operating income rose by 8.5% year-on-year to €2.6 billion.

Risk-related costs fell by 7 basis points to a historically low level of 28 basis points. The doubtful loan ratio fell to 3.7% of total loans outstanding versus 4.2% one year earlier, while the ratio of reserves to doubtful loans stood at 69.2% versus 68.0% at 30 June 2003.

Annualised ROE stood at 17.7%.

In the second quarter of 2004, gross operating income of the Regional Banks was up 2.3% year-on-year. Their contribution on an equity-accounted basis came to €146 million, a rise of 23.7% on Q2-2003.

2. FRENCH RETAIL BANKING – CRÉDIT LYONNAIS

In millions of €	H1-03 pro forma	H1-04	Change H1-04/H1-03	Q2-04	Change Q2-04/Q1-04	Change Q2-04/Q2-03
Net banking income	1,588	1,692	+6.5%	859	+3.1%	+6.3%
Operating expenses	(1,195)	(1,234)	+3.3%	(626)	+3.0%	+3.5%
Gross operating income	393	458	+16.5%	233	+3.6%	+14.8%
Risk-related costs	(96)	(76)	(20.8%)	(32)	(27.3%)	(41.8%)
Pre-tax ordinary income	297	382	+28.6%	201	+11.0%	+35.8%
Exceptional items + tax + FGBR	(93)	(115)	+23.7%	(60)	+9.1%	+30.4%
Net income before goodwill	204	267	+30.9%	141	+11.9%	+38.2%

amortisation						
Cost/income ratio	75.2%	72.9%		72.9%		
Allocated capital (€ bn)	2.1	2.2				
ROE	19.2%	23.9%				

In the first half of 2004, the Crédit Lyonnais network delivered 16.5% growth in operating income, driven by a robust commercial performance coupled with good control over expenses.

Its robust business levels were reflected in:

- an excellent performance in placing IPOs launched in 2004 (Snecma, Biomérieux, Pages Jaunes), where Crédit Lyonnais was the leading bank network in retail placement;
- the sale of 45,000 PERPs in the first six months of the year;

an increase of 39,000 personal customers during the first half, and a rise in the average number of products and services sold per customer, to 8.0 at end June 2004 versus 7.6 one year earlier.

Customer assets rose by 5.1% over one year, to €112.1 billion, fuelled by:

- a rise in bank deposits driven by sharp growth in passbook accounts (up 15.7%), notably following the success of the Cerise passbook (150,000 accounts attracting €824 million), together with a 3.7% increase in sight deposits;
- a continued good performance in life insurance, with in-force business up 9.3% to €28.5 billion compared with first-half 2003;
- more limited growth in mutual funds and securities, which were up 4.5% over one year due to investor caution towards the markets.

Lending remained buoyant. Loans outstanding were up 9.4% to €46.3 billion, driven by continued strong growth in mortgage loans (up 13.6% over one year) and an acceleration in amortisable consumer finance loans (up 8.2%). Middle market loans outstanding rose by 3.4% to €6.6 billion, as part of a selective boosting approach to this sector.

Net banking income from the Crédit Lyonnais network totalled €1,692 million, up 6.5% on a lacklustre H1- 2003. Growth was fuelled by a significant rise in net interest income (up 7.6%) due to an improvement in deposit margins (favourable volume and rate effect), while competition in lending margins remained fierce. Fee income rose by 5.3%, driven by a sharp increase in account management and service fees (up 7.7%), together with commitment and set-up fees (up 11.3%). On a like-for-like basis, brokerage fees were up 7.3% (compared with a reported fall of 1.1% after the Prédica-UAF merger).

The increase in operating expenses was contained to 3.3%, half of which was due to investment in commercial capability (new branches, multi-channel platforms, etc.), and a further portion due to the reclassification of expenses as part of the Group's reorganisation. On a like-for-like basis, growth in expenses was only 2.2%. The cost/income ratio improved by 2.3 percentage points to 72.9%.

Gross operating income rose by 16.5% to €458 million in the first half of 2004.

Risk-related costs amounted to €76 million, a 20.8% decrease on H1-2003, which was affected by increased provisions against a small number of specific SME exposures. The cost of risk on weighted loans outstanding came to 41 basis points versus 56 basis points in H1-2003. Net income before goodwill amortisation was €267 million, a year-on-year increase of 30.9%.

Annualised ROE was 23.9% versus 19.2% at 30 June 2003.

For the second quarter of 2004, gross operating income was up 14.8% year-on-year to €233 million, driven by 6.3% growth in net banking income, principally due to an improvement in margins on deposits and a rise in fee income. Operating expenses were up 3.5% year-on-year.

Risk-related costs were down sharply, by 41.8% to €32 million. Net income before goodwill amortisation came to €141 million, an increase of 38.2% on Q2-2003.

3. SPECIALISED FINANCIAL SERVICES

Specialised financial services continued to benefit from firm growth in consumer lending, driven strongly by the international business.

In the first half of 2004, the consumer credit business continued to expand via acquisitions, increasing its stake in Finaref to 90% in March and its interest in Credibom (Portugal) to 100% in July. It also acquired Danish consumer credit company Dan'Aktiv in April. In May, Crédit Agricole signed an agreement with Banque Commerciale du Maroc, the main shareholder in consumer credit unit Wafabank, to strengthen the existing partnership with Sofinco. Crédit du Maroc, a 51%-owned subsidiary of Crédit Agricole S.A., will distribute Wafabank's consumer credit products via its network.

Finalion's operations were integrated with those of Sofinco at end-March.

Consumer credit outstandings – mainly handled by Sofinco, Finaref and Lukas – rose by 13.8% year on-year to € 29.9 billion at end-June 2004. This growth stemmed from an acceleration in new business, which grew by 11.7% year-on-year in the first half of 2004 as opposed to 10.3% in the first quarter. Growth was particularly strong outside France, where new business rose by 25.6%. In France, where outstandings grew by 9.5%, demand was underpinned by increased co-operation with the Regional Banks (+9.6% year-on-year), a rise in credit granted directly by the Group (+€ 2.5 billion between first-half 2003 and 2004) and the Crédit Lyonnais network (+34.6% year-on-year).

Given the strong rise in volumes and steady margins – in spite of stiff competition – net banking income rose by 16% year-on-year, or by 11.9% at constant scope. Operating expenses rose by 16.1%, or 13% at constant scope, due in particular to international expansion and a change in the consolidation method used for Credibom. Gross operating income rose by 15.9% to € 430 million in the first half of 2004.

Risk-related costs totalled € 169 million during the period, versus € 137 million in the first half of 2003, due to two factors:

the interest discount applied to restructured outstandings under new accounting regulations (€ 17 million)

changes in the scope of consolidation (Credibom and Dan'Aktiv: € 7 million)

Excluding these factors, risk-related costs remained under control, up 5.8% year-on-year, well below the rate of revenue growth.

Net income before goodwill amortisation was € 161 million, up 4.5% year-on-year. There was a sharp 33.3% increase in the contribution from European subsidiaries.

Consumer credit accounted for 85% of Specialised Financial Services earnings.

In the lease financing business, Ucabail and Lixxbail merged on 27 May. Ucabail now houses all of the Group's lease financing and rental businesses. Against a sluggish economic background, lease finance outstandings rose slightly, by 0.9%, to € 12.6 billion. This increase was due to a second-quarter recovery in new business in France, resulting mainly from syndicated business with the Regional Banks. In Poland, EFL enjoyed very strong activity levels, with outstandings up 17.3% year-on-year at 30 June 2004.

The reconfiguration of the factoring business should start soon, following the signature of a letter of intent concerning Crédit Agricole's purchase of Euler Hermès' stake in Eurofactor.

The factoring business generated net income before goodwill amortisation of € 6 million, versus a loss of € 1 million in the year-earlier period. This was due to a sharp fall in risk-related costs, since the business had been seriously affected by a major event in the first half of 2003. Revenues (factored receivables) recovered in the first half of 2004, rising by 3.5% to € 12.9 billion, and overall factoring outstandings were up 6.4% at € 4.9 billion.

In millions of €	H1-03 pro forma	H1-04	Change H1-04/H1-03	Q2-04	Change Q2-04/Q1-04	Change Q2-04/Q2-03
Net banking income	1,042	1,176	+12.9%	600	+4.2%	+12.1%
Operating expenses	(605)	(678)	+12.1%	(344)	+3.0%	+13.1%
Gross operating income	437	498	+14.0%	256	+5.8%	+10.7%
Risk-related costs	(171)	(188)	+9.9%	(93)	(2.1%)	+1.1%
Income from equity affiliates	4	(2)	n.m.	(3)	n.m.	n.m.
Pre-tax ordinary income	270	308	+14.1%	160	+8.1%	+13.0%
Exceptional items (before integration-related costs) + Tax + FGBR	(97)	(115)	+18.6%	(57)	(1.7%)	+3.6%
Net income before goodwill amortisation	173	193	+11.6%	103	+14.4%	+24.1%
Cost/income ratio	58.1%	57.6%		57.3%		
Allocated capital (€ bn)	1.6	1.9				
ROE	20.5%	20.3%				

In the segment as a whole, net banking income rose by 12.9% year-on-year to € 1.176 billion. Despite a 12.1% increase in expenses due to the expansion of the international consumer credit business, gross operating income came in up 14.0% at € 498 million (+9.4% at constant scope).

Pre-tax ordinary income totalled € 308 million, up 14.1% with respect to the first half of 2003. Net income before goodwill amortisation was € 193 million, 11.6% higher than in the year-earlier period. Annualised ROE was 20.3%.

In the second quarter of 2004, gross operating income totalled € 256 million, 10.7% higher than in the second quarter of 2003, with a 12.1% rise in net banking income offsetting expenses arising from the international expansion in consumer credit. Net income before goodwill amortisation came in at € 103 million, up 24.1% year-on-year.

4. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

Once again, the asset management and insurance business lines posted excellent operating results. The segment has now completed its integration operations, with the Predica/UAF integration in June and the CA-AM/CLAM and CPR AM/ABFCM integrations in July. Net income before goodwill amortisation totalled € 487 million, up 33.4% year-on-year.

Assets under management surged to € 401.2 billion (excluding double counting) at the end of the first half. This represents a year-on-year increase of 12.4% at constant scope, i.e. excluding the sale of the UK private banking subsidiary LACIM. This performance reflects firm net new inflow growth in asset management and life insurance, along with the slight upturn in stockmarkets.

In the asset management business, assets under management totalled € 317.4 billion at 30 June 2004, an increase of € 18.3 billion during the first half taking into account the harmonisation[1] of counting methods introduced at the time of the CA-AM/CLAM merger. With no adjustment of historical figures, the increase was € 30.4 billion.

This increase in assets under management in the first half of 2004 was due to strong net new inflows of € 12.0 billion, mainly from corporate and institutional customers and focusing on bond and alternative investments, which accounted for 42% of net new inflows. Gains in financial markets also had a positive impact (+€ 6.3 billion). Assets under management outside France, which account for 8.6% of the total, grew very strongly in the first half, rising by 64.3%, mainly due to business growth in Asia, Spain and the UK.

The asset management business posted good results, with gross operating income up 32.9% at € 226 million and net income before goodwill amortisation up 31.5% at € 142 million.

Private banking saw firm growth in the first half of 2004, with assets under management[2] rising by € 2.2 billion in the space of six months, excluding the impact of the March 2004 disposal of LACIM, which managed € 7.1 billion of assets at end-2003. This increase was due to net new inflows of € 600 million and a performance effect of € 1.6 billion. Assets under management grew by 5.3% year-on-year. In France, assets under management increased substantially, by 9% to € 26.4 billion, and outside France by 3% to € 44.3 billion.

Crédit Agricole S.A. completed the integration of its private banking entities in Monaco and Luxembourg in early July 2004. In Switzerland, the integration of CAI Suisse and Crédit Lyonnais Suisse is expected to take place in 2005. The Italian private banking business will be acquired by Banca Intesa, and the two groups will continue to co-operate.

The life insurance subsidiaries maintained excellent business levels. Overall premium income rose sharply by 11.3% to € 8.4 billion in the first half of 2004, and 30% of this business was in unit-linked accounts, an increase of 20.2% with respect to the first half of 2003. Overall, assets under management[3] totalled € 123.4 billion, a year-on-year increase of 10.3%. Fixed-income investments continued to dominate (77.4%), although the equity weighting rose slightly from 10.0% at end-June 2003 to 11.8% at end-June 2004.

---

[1] Inclusion of mandates invested in mutual funds and restatement of feeder funds within master funds: impact of around € 12 billion.

[2] As of the first half of 2004, private banking assets under management do not include life insurance assets belonging to Crédit Lyonnais private banking customers. Historical data have been restated on this basis.

[3] The definition of assets under management used by the various subsidiaries was harmonised at the time of the Prédica/UAF integration, and historical data have been restated.

The property/casualty insurance business continued to expand very rapidly, with Pacifica's portfolio growing by 14% year-on-year. Premium income was 17.7% higher than in the first half of 2003. There was robust growth in home occupiers' comprehensive cover (+13.8%), while personal accident insurance remained highly successful. The build-up in farming insurance continued, with premium income 2.4 times higher than in the first half of 2003.

Claims were down in the first half of 2004, with a claims ratio of 55.5% and an excellent combined ratio of 92.7%.

In millions of €	H1-03 pro forma	H1-04	Change H1-04/H1-03	Q2-04	Change	
					Q2-04/Q1-04	Q2-04/Q2-03
Net banking income	1,262	1,410	+11.7%	730	+7.4%	+12.1%
Operating expenses	(683)	(681)	(0.3%)	(343)	+1.5%	(1.4%)
Gross operating income	579	729	+25.9%	387	+13.2%	+27.7%
Risk-related costs	(8)	(6)	(25.0%)	(6)	n.m.	(33.3%)
Income from equity affiliates	4	4	-	3	x 3	+50.0%
Pre-tax ordinary income	575	727	+26.4%	384	+12.0%	+29.7%
Exceptional items (before integration-related costs) + Tax + FGBR	(210)	(240)	+14.3%	(119)	(1.7%)	+2.6%
Net income before goodwill amortisation	365	487	+33.4%	265	+19.4%	+47.2%
Cost/income ratio	54.1%	48.3%		47.0%		
Allocated capital (€ bn)	5.0	5.3				
ROE	14.6%	18.5%				

Overall, gross operating income in this segment grew rapidly, coming in at € 729 million, up 25.9% with respect to the first half of 2003. This was due to strong net banking income, which grew by 11.7% year-on-year to € 1.410 billion, coupled with steady operating expenses (down 0.3%).

Net income before goodwill amortisation totalled € 487 million, an increase of 33.4% by comparison with the first half of 2003, while ROE was 18.5%.

In the second quarter of 2004, operating income grew very strongly, due to two positive factors: a sharp increase in net banking income (up 12.1% with respect to Q2 2003) and a 1.4% fall in operating expenses. The cost/income ratio continued to improve, falling from 53.5% in H1 2003 to 47% in H1 2004. Overall, net income before goodwill amortisation came in at € 265 million in the second quarter, up 47.2% year-on-year.

5. CORPORATE AND INVESTMENT BANKING

In the first half of 2004, in tough market conditions, the Corporate and Investment Banking segment 's net income before goodwill amortisation and integration-related costs was almost 20% higher than in the year-earlier period. This was due in particular to risk-related costs, which fell to a very low level.

The main event in the first half of 2004 was the creation of Calyon, which combines the corporate and investment banking activities of CAI and Crédit Lyonnais. This exceptionally large operation included a partial transfer of assets (€ 140 billion) from Crédit Lyonnais to CAI, the input of several hundred specialists (IT experts, lawyers etc.) and a migration of capital markets

operations from Crédit Lyonnais to CAI. In addition, almost all units outside France will now operate on a single platform.

Net banking income totalled € 1.956 billion, down 20.4% year-on-year due to very high activity levels in the first half of 2003.

The cost base was significantly reduced. Operating expenses fell by 14.2% year-on-year, reflecting the initial impact of integration-related synergies. Outside France, two thirds of headcount synergies have been realised, while the figure in France is 40%. Gross operating income totalled € 588 million, down 31.9% year-on-year.

Risk-related costs fell dramatically, by 94.3% to € 15 million versus € 265 million in the first half of 2003. This was due to the improvement in the international economic environment.

Taking into account earnings from equity affiliates (related to the transfer of Al Bank Al Saudi Al Fransi, which was previously part of the International Retail Banking segment) and net income on fixed assets, the segment generated net income before goodwill amortisation of € 502 million, up 19.8% year-on-year.

In millions of €	H1-03 pro forma	H1-04	Change H1-04/H1-03	Q2-04	Change	
					Q2-04/Q1-04	Q2-04/Q2-03
Net banking income	2,458	1,956	(20.4%)	953	(5.0%)	(31.3%)
Operating expenses	(1,595)	(1,368)	(14.2%)	(652)	(8.9%)	(21.8%)
Gross operating income	863	588	(31.9%)	301	+4.9%	(45.7%)
Risk-related costs	(265)	(15)	(94.3%)	27	n.m.	n.m.
Income from equity affiliates	-	36	n.m.	36	n.m.	n.m.
Net income on fixed assets	-	41	n.m.	1	n.m.	n.m.
Pre-tax ordinary income	593	650	+9.6%	365	+28.1%	(0.8%)
Exceptional items (before integration-related costs) + Tax + FGBR	(174)	(148)	(14.9%)	(80)	+15.0%	(27.9%)
Net income before goodwill amortisation	419	502	+19.8%	285	+31.3%	+10.9%
Cost/income ratio	64.9%	69.9%		68.4%		
Allocated capital (€ bn)	8.3	7.8				
ROE	10.9%	13.0%				

In the second quarter of 2004, the segment generated net income before goodwill amortisation of € 285 million, up 10.9% on the year-earlier period. This improvement was due to the risk situation: in the second quarter of 2004, € 27 million was released from provisions, whereas € 181 million had been allocated in the same period of 2003. In Q2 2004, gross operating income totalled € 301 million, on the back of a 31.3% fall in net banking income and a sharp reduction in operating expenses, which fell by 21.8% year-on-year.

These results reflect differing performances in each business area.

Financing activities

In millions of €	H1-03 pro forma	H1-04	Change H1-04/H1-03	Q2-04	Change	
					Q2-04/Q1-04	Q2-04/Q2-03
Net banking income	1,045	870	(16.7%)	411	(10.5%)	(25.3%)
Operating expenses	(608)	(471)	(22.5%)	(203)	(24.3%)	(34.7%)

Gross operating income	437	399	(8.7%)	208	+8.9%	(13.0%)
Risk-related costs	(312)	21	n.m.	57	n.m.	n.m.
Income from equity affiliates	-	36	n.m.	36	n.m.	n.m.
Net income on fixed assets	(5)	2	n.m.	2	n.m.	n.m.
Pre-tax ordinary income	120	458	x3.8	303	+95.5%	n.m.
Exceptional items (before integration-related costs) + Tax + FGBR	(34)	(100)	x2.9	(56)	+27.3%	n.m.
Net income before goodwill amortisation	86	358	x4.2	247	x2.2	n.m.
ROE	4.1%	14.9%				

Financing activities generated net income before goodwill amortisation of € 358 million, up from € 86 million in the first half of 2003.

Net banking income was € 870 million, down 16.7% with respect to the first half of 2003, when the business benefited from some major project finance and large syndication deals that failed to recur in 2004. At constant scope and exchange rates and excluding exceptional revenues in the first half of 2003, the decline in revenues was limited to 5%, despite the weaker operating environment. Weighted assets fell by € 11 billion year-on-year. The decline in net banking income was partly offset by a very sharp 22.5% drop in operating expenses caused by the streamlining of the international structure. Gross operating income totalled € 399 million, down 8.7% relative to the year-earlier period.

Risk-related costs fell sharply. Indeed, this caption was a net release of € 21 million, versus a charge of € 312 million in the first half of 2003. Al Bank Al Saudi Al Fransi (BSF) was transferred into the Financing Activities business, and contributed € 35 million to the 'income from equity affiliates' caption.

Annualised ROE was 14.9%.

In the second quarter of 2004, net income before goodwill amortisation totalled € 247 million, 2.2 times the figure seen in 2003. This was due to a € 57 million contribution from the risk-related costs caption versus a charge of € 230 million in the second quarter of 2003. Gross operating income was down 13% at € 208 million on the back of a decline in net banking income (to € 411 million), partially offset by a sharp drop in operating expenses (-34.7%).

Capital markets and investment banking

In millions of €	H1-03 pro forma	H1-04	Change H1-04/H1-03	Q2-04	Change Q2-04/Q1-04	Q2-04/Q2-03
Net banking income	1,413	1,086	(23.1%)	542	(0.4%)	(35.3%)
Operating expenses	(987)	(897)	(9.1%)	(449)	+0.2%	(14.1%)
Gross operating income	426	189	(55.6%)	93	(3.1%)	(70.5%)
Risk-related costs	47	(36)	n.m.	(30)	x5	n.m.
Income from equity affiliates	-	-	n.m.	-	n.m.	n.m.
Net income on fixed assets	-	39	n.m.	(1)	n.m.	n.m.
Pre-tax ordinary income	473	192	(59.4%)	62	(52.3%)	(83.0%)
Exceptional items (before integration-related costs) + Tax + FGBR	(140)	(48)	(65.7%)	(24)		(77.1%)
Net income before goodwill	333	144	(56.8%)	38	(64.2%)	(85.3%)

amortisation						
ROE	22.3%	10.0%				

Net banking income was € 1.086 billion in the first half of 2004. This 23.1% decline stemmed from several contrasting factors. There was a substantial fall in revenues from trading and equity derivatives, where the integration process had its greatest adverse impact. Performance was reasonable in the lending and fixed-income (trading, derivatives, futures) businesses, where the decline was limited despite a weaker market background than in the first half of 2003. Finally, there was a robust 46% increase in brokerage revenues, due to higher trading levels.

Operating expenses came in down 9.1% at €897 million, and down 7.4% at constant business scope. Gross operating income fell by 55.6% to € 189 million.

The contribution from the private equity business remained limited.

Risk-related costs totalled € 36 million, and mainly concerned listed investments in the private equity portfolio.

Net income before goodwill amortisation totalled € 144 million, giving annualised ROE of 10.0%.

In the second quarter of 2004, the capital markets and investment banking business generated gross operating income of € 93 million and net income before goodwill amortisation of € 38 million.

6. INTERNATIONAL RETAIL BANKING

In the first half of 2004, the International Retail Banking segment benefited from Banca Intesa's contribution, which rose from € 75 million in the first half of 2003 to € 108 million. On the other hand, it suffered from the transfer of Al Bank Al Saudi Al Fransi (BSF) to the Corporate and Investment Banking segment, resulting in a € 35 million fall in income from equity affiliates.

Net income before goodwill amortisation totalled € 156 million, up 40.5% relative to the year-earlier period.

In millions of €	H1-03 pro forma	H1-04	Change H1-04/H1-03	Q2-04	Change	
					Q2-04/Q1-04	Q2-04/Q2-03
Net banking income	187	186	(0.5%)	99	+13.8%	+2.1%
Operating expenses	(146)	(150)	+2.7%	(80)	+14.3%	+9.6%
Gross operating income	41	36	(12.2%)	19	+11.8%	(20.8%)
Risk-related costs	(20)	(13)	(35.0%)	(4)	(55.6%)	(66.7%)
Income from equity affiliates	99	139	+40.4%	53	(38.4%)	(14.5%)
Pre-tax ordinary income	120	162	+35.0%	68	(27.7%)	(8.1%)
Exceptional items (before integration-related costs) + Tax + FGBR	(9)	(6)	(33.3%)	(4)	+100%	
Net income before goodwill amortisation	111	156	+40.5%	64	(30.4%)	(8.6%)
Cost/income ratio	78.1%	80.6%		80.8%		
Allocated capital (€ bn)	2.4	2.4				
ROE	9.4%	13.6%				

[Paris #393273 v2]

In the second quarter of 2004, net income before goodwill amortisation was € 64 million versus € 70 million in the year-earlier period, due to the BSF transfer.

7. PROPRIETARY ASSET MANAGEMENT AND OTHER ACTIVITIES

The net loss from Proprietary Asset Management and Other Activities totalled € 217 million in the first half of 2004, as opposed to € 298 million in the first half of 2003.

Net banking income was boosted by the positive impact on equity portfolios caused by the financial market upturn. In the first half of 2004, net banking income included a net release of € 16 million from provisions on securities in the portfolio business, versus € 152 million of additions to provisions in the year-earlier period, giving a € 168 million boost to net banking income in H1 2004.

On the other hand, net banking income included a slight increase in financing costs (up € 15 million) resulting mainly from the acquisition of a further 29% stake in Finaref (14.5% in December 2003 and 14.5% in March 2004).

The Group's reorganisation has led to some changes in the allocation of activities between this segment and Crédit Agricole's other segments. The impact on gross operating income in the Proprietary Asset Management and Other Activities segment is almost zero, with net banking income and operating expenses both rising by around € 50 million.

In millions of €	H1-03 pro forma	H1-04	Change H1-04/H1-03	Q2-04	Change	
					Q2-04/Q1-04	Q2-04/Q2-03
Net banking income	(309)	(122)	(60.5%)	9	n.m.	n.m.
Operating expenses	(204)	(230)	+12.7%	(123)	+15.0%	+29.5%
Gross operating income	(513)	(352)	(31.4%)	(114)	(52.1%)	(44.9%)
Risk-related costs	14	(26)	n.m.	(20)	x3.3	n.m.
Income from equity affiliates	14	(3)	n.m.	(7)	n.m.	n.m.
Net income on fixed assets	(84)	3	n.m.	40	n.m.	n.m.
Pre-tax ordinary income	(569)	(378)	(33.6%)	(101)	(63.5%)	(55.7%)
Exceptional items (before integration-related costs) + Tax + FGBR	271	161	(40.6%)	12	(91.9%)	(94.5%)
Net income before goodwill amortisation	(298)	(217)	(27.2%)	(89)	(30.5%)	(21.2%)

Crédit Agricole Group Consolidated Results

In the first half of 2004, the Crédit Agricole Group generated net income group share of € 1.808 billion, representing a year-on-year increase of 31.2%.
This increase was mainly due to firm operational impetus, with gross operating income rising by 8.7% year-on-year to € 4.272 billion, and a sharp 23.9% fall in risk-related costs. Integration-related costs totalled € 171 million.
Total shareholders' equity (group share) plus the Fund for General Banking Risks totalled € 44.6 billion at 30 June 2004. The solvency ratio was 10.2% (Tier 1 ratio: 7.8%).

Group financial data

In millions of €	H1-03* pro forma	H1-04	% change H1-H4/H1-03

Net banking income	11,685	12,033	+3.0%
Operating expenses	(7,753)	(7,761)	(0.1%)
Gross operating income	3,932	4,272	+8.7%
Risk-related costs	(934)	(711)	(23.9%)
Income from equity affiliates	118	170	+44.1%
Net income on fixed assets	(123)	29	n.m.
Pre-tax ordinary income	2,993	3,760	+25.6%
Integration-related costs	-	(171)	n.m.
Extraordinary items	(90)	(25)	(72.2%)
Tax	(1,014)	(1,226)	+20.9%
Goodwill amortisation	(355)	(359)	+1.1%
FGBR	(21)	(27)	+28.6%
Net income	1,533	1,952	+27.3%
Net income group share	1,378	1,808	+31.2%
Net income group share before goodwill and integration-related costs	1,713	2,278	+33.0%

* Unaudited by the auditors.

The above data relate to the Crédit Agricole Group, consisting of all Local Banks, Regional Banks, Crédit Agricole s.a. and subsidiaries.

Pricing Supplement relating to the issuance of €75,000,000 Fixed Rate Notes due 2012

October 6, 2004

Pricing Supplement dated 6 October, 2004

CREDIT AGRICOLE S.A.

acting through its London branch

Issue of Euro 75,000,000 Fixed Rate Notes due October 2012 (the "Notes")
under the U.S.$ 20,000,000,000
Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the conditions (the "**Conditions**") set forth in the Offering Circular dated 9 July 2004. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Offering Circular.

1.	(i) Issuer:	**Crédit Agricole S.A.**
	(ii) Relevant Branch:	**London branch**
2.	(i) Series Number:	**81**
	(ii) Tranche Number:	**1**
3.	Specified Currency or Currencies:	**Euro ("EUR")**
4.	Aggregate Nominal Amount:	**EUR 75,000,000**
5.	(i)Issue Price:	**84.40 per cent. of the Aggregate Nominal Amount**
	(ii) Net proceeds	**EUR 63,300,000**
6.	Specified Denominations:	**EUR 5,000**
7.	(i) Issue Date:	**8 October 2004**
	(ii) Interest Commencement Date:	**Issue Date**
8.	Maturity Date:	**8 October 2012**
9.	Interest Basis:	**Fixed Rate (as further provided in paragraph 16 hereafter)**
10.	Redemption/Payment Basis:	**Redemption at par**
11.	Change of Interest or Redemption/ Payment Basis:	**Zero Coupon from 8 October 2007**

12.	Put/Call Options:	**Not Applicable**
	Status of the Notes:	**Unsubordinated**
13.	Listing:	**Luxembourg**
14.	Method of distribution:	**Non-syndicated**

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Note Provisions**	**Applicable**
	(A) Rate of Interest:	**4 per cent. of the Nominal Amount**
	(B) Interest Payment Date(s):	**8 October 2005, 8 October 2006 and 8 October 2007 as adjusted in accordance with the Modified Following Business Day Convention**
	(i) Fixed Coupon Amount:	**Not Applicable**
	(ii) Broken Amount:	**Not Applicable**
	(iii) Day Count Fraction (Condition 5(j)):	**30/360**
	(iv) Determination Date(s)	**TARGET System.**
	(v) Other terms relating to the method of calculating interest for Fixed Rate Notes:	**Not Applicable**
16.	**Floating Rate Provisions**	**Not Applicable**
17.	**Zero Coupon Note Provisions**	**Not Applicable**
18.	**Index Linked Interest Note Provisions**	**Not Applicable**
19.	**Dual Currency Note Provisions**	**Not Applicable**

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**	**Not Applicable**
21.	**Put Option**	**Not Applicable**
22.	Final Redemption Amount of each Note	**100 per cent. per Note of EUR 5,000 specified denomination**
23.	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(c)) or an event of default (Condition 10]) and/or the method of calculating the same (if required or	**Not Applicable**

		if different from that set out in the Conditions):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 6(c)):	**Yes**
	(iii)	Unmatured Coupons to become void upon early redemption (Condition 7(f)):	**No**

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate/Definitive Registered Notes:	**Temporary Global Note exchangeable for Definitive Notes on or after the Exchange Date**
	(ii)	Applicable TEFRA exemption:	**D Rules**
		Rule 144A Eligible:	**No**
		Institutional Accredited Investor Eligible:	**No**
25.	Financial Centre(s) (Condition 7(h)) or other special provisions relating to payment dates:		**London**
26.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Notes (and dates on which such Talons mature):		**No**
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		**Not Applicable**
28.	Details relating to Instalment Notes:		**Not Applicable**
29.	Redenomination, renominalisation and reconventioning provisions:		**Not Applicable**
30.	Consolidation provisions:		**Not Applicable**
31.	(i)	Other terms or special conditions:	**Not Applicable**

	(ii)	Applicable tax regime for the Notes:	**Condition 8 applies and the Notes are issued (or deemed issued) outside France**

DISTRIBUTION

32.	(i)	If syndicated, names of Managers:	**Not Applicable**
	(ii)	Stabilising Manager (if any):	**Not Applicable**
	(iii)	Dealer's Commission:	**Not Applicable**
33.		If non-syndicated, name of Dealer:	**CALYON**
34.		Additional selling restrictions:	**Not Applicable**

OPERATIONAL INFORMATION

35.	ISIN Code:	**XS0202722368**
36.	Common Code:	**20272236**
37.	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	**Not Applicable**
38.	Delivery:	**Delivery against payment**
39.	The Agents appointed in respect of the Notes are:	**LUXEMBOURG LISTING AGENT:** **Crédit Agricole Investor Services Bank Luxembourg S.A. 39, Allée Scheffer P.O. Box 1104 Luxembourg** **FISCAL AGENT, PRINCIPAL PAYING AGENT AND CALCULATION AGENT :** **Crédit Agricole S.A., London Branch 2nd floor, 122 Leandenhall Street London EC3V 4QH, United Kingdom**

GENERAL

40.	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11 (a):	**Not Applicable**
41.	The aggregate principal amount of Notes issued has been translated into U.S. dollars at the rate of [à compléter le jour de la signature], producing a sum of (for Notes not denominated in U.S. dollars):	**U.S.$ [calculé et compléter le jour de la signature]**

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Notes described herein pursuant to the listing of the U.S.$20,000,000,000 Euro Medium Term Note Programme.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

acting through its London branch

By: ______________________
Duly authorised

[Paris #393370 v2]

RECENT DEVELOPMENTS

Crédit Agricole S.A. Half-Year Results (press release dated 8 September, 2004)

Strong earnings growth

First-half 2004 results

- Gross operating income €1,957 million (+8.7%)
- Net income – Group share
  - before goodwill and integration-related costs €1,533 million (+43.7%)
  - after goodwill and integration-related costs €1,075 million (+46.5%)

Annualised ROE: 13.25% (vs. 9.7% in H1-03)

Second-quarter 2004 results

- Net income – Group share
  - before goodwill and integration-related costs €823 million (+37.2%)
  - after goodwill and integration-related costs €569 million (+31.4%)

Crédit Agricole S.A.'s Board of Directors, chaired by René Carron, met on 7 September 2004 to approve the results for the first half of 2004.

Results were up sharply on the corresponding period of 2003, driven by good operating performances (8.7% growth in gross operating income), low risk-related costs (down 40.7%) and a sharp improvement in the contribution from equity affiliates (up 24.4%).

The six business lines all delivered an increased contribution to group net income. Retail banking in France (Regional Banks and Crédit Lyonnais) maintained its robust business dynamics, insurance and asset management achieved firm growth in new business inflows, specialised financial services (and particularly consumer credit) reported strong growth, corporate and investment banking's contribution to group net income increased, driven notably by a fall in risk-related costs, and international retail banking continued its improvement.

The first half of 2004 also saw the successful completion of most of the Crédit Lyonnais integration operations. The majority of mergers between subsidiaries with the same business activities were completed on schedule, including corporate and investment banking with the creation of Calyon, consumer credit, lease finance, asset management and non-life insurance. The central support functions were also restructured and strengthened.

Compared with the target synergies announced, the 2004 target of €275 million is confirmed, with €211 million already achieved at 30 June 2004.
Furthermore, Crédit Lyonnais has adopted a new business plan, which focuses on delivering strong sustainable growth in net banking income aiming to lower the cost/income ratio to 65% in 2007/08.

Crédit Agricole S.A. Consolidated Results

Crédit Agricole S.A.'s net income Group share for the first half of 2004 came to €1,075 million, up sharply by 46.5% on the same period of 2003.

This performance reflects positive trends in operating results, risk-related costs and contribution from equity affiliates.

Gross operating income totalled €1,957 million, a rise of 8.7% on the first half of 2003, driven by a combination of:
1.1% growth in net banking income, to €6,298 million: an excellent commercial performance in asset management, consumer credit and Crédit Lyonnais more than offset a fall in revenues in corporate and investment banking compared with a particularly buoyant first half of 2003;
a 2% decrease in operating expenses to €4,341 million, a direct result of the initial effects of Crédit Lyonnais' integration into the Crédit Agricole S.A. Group.

Consequently, the cost/income ratio fell by a further 2.2 percentage points, to 68.9% compared with 71.1% in the first half of 2003.

Risk-related costs came to €324 million, a sharp decrease of 40.7% on first-half 2003, chiefly in the corporate and investment banking division's financing activities.

The contribution from equity affiliates rose by 24.4%, from €431 million to €536 million, fuelled by a 16.8% increase in the contribution from the Regional Banks and 44% from Banca Intesa.

Net income on fixed assets amounted to €44 million (against a loss of €89 million in first-half 2003), and pre-tax ordinary income rose by 38.7% to €2,213 million.

Net profit Group share before goodwill amortisation and integration-related costs increased by 43.7% to €1,533 million, giving an annualised ROE of 13.2%.

Synergies-related costs booked in the first half of 2004 amounted to €171 million, principally covering mobility support measures, rationalisation of the Group's premises, and external services. They should be significantly lower in the second half.

Second-quarter 2004 results reflect some excellent operating performances:
Gross operating income was up 23.7% on Q1-2004, to €1,082 million, and down by just 1.7% on Q2-2003, which was a high base for comparison;
Risk-related costs were €128 million, down sharply by 34.7% on Q1-2004 and by 62.7% on Q2-2003;
The contribution from equity affiliates came to €228 million, a year-on-year increase of 6.0%.

Net profit Group share before integration-related costs amounted to €823 million, a year-on-year increase of 37.2%. Net profit Group share came to €569 million, an increase of 31.4% year-on-year and 12.4% quarter-on-quarter.

In millions of €	H1-03 pro forma	H1-04	Change H1-04/H1-03	Q2-04	Change	
					Q2-04/Q1-04	Q2-04/Q2-03
Net banking income	6,228	6,298	+1.1%	3,250	+6.6%	(3.3%)
Operating expenses	(4,428)	(4,341)	(2.0%)	(2,168)	(0.2%)	(4.1%)
Gross operating income	1,800	1,957	+8.7%	1,082	+23.7%	(1.7%)
Risk-related costs	(546)	(324)	(40.7%)	(128)	(34.7%)	(62.7%)
Income from equity affiliates	431	536	+24.4%	228	(26.0%)	+6.0%
Net income on fixed assets	(89)	44	n.m.	41	13.7x	n.m.
Pre-tax ordinary income	1,596	2,213	+38.7%	1,223	+23.5%	+33.8%
Integration-related costs	-	(171)	n.m.	(130)	n.m.	n.m.
Net income	910	1,232	+35.4%	650	+11.7%	+23.8%
Net income Group share	734	1,075	+46.5%	569	+12.4%	+31.4%
Net income Group share before	734	1,186	+61.6%	653	+22.5%	+50.8%

integration-related costs						
Net income Group share before goodwill amortisation and integration-related costs	1,067	1,533	+43.7%	823	+15.9%	+37.2%

Financial position

Crédit Agricole S.A. Group's shareholders' equity amounted to €24.2 billion at end June 2004 compared with €20.7 billion one year earlier.

Risk-weighted assets were virtually unchanged compared with end-December 2003 at €214.2 billion, and down almost €5 billion compared with end-June 2003.

The overall solvency ratio was 8.6% (Tier 1: 8.2%) compared with 8.2% and 7.5% respectively at end-June 2003.

Results by Business Line

During the first half of 2004, the retail banking related business lines continued to produce excellent operating results, despite the radical restructurings within the Crédit Agricole S.A. Group during the period. Thanks to a very sharp reduction in risk-related costs, the business lines delivered strong growth of 23.7% in their contribution to Group net income before goodwill amortisation and integration-related costs, generating an annualised ROE of 16.7%.

1. FRENCH RETAIL BANKING – CRÉDIT AGRICOLE REGIONAL BANKS

The Regional Banks reported 12.3% growth in net income to €302 million, contributing almost 18% of Group net income before goodwill amortisation and integration-related costs. This growth reflects continued robust business volumes, coupled with tight control over operating expenses and risk-related costs.

Business was buoyant in all activities during the first half, but more particularly in insurance. Driven by a massive campaign to promote retirement savings products launched early in the year, the Regional Banks sold 750,000 contracts in the first half, including 130,000 PERPs (tax-efficient personal pension plans), a segment in which the Group has a 25% market share, thereby consolidating on its position as leading player in the French bancassurance market. The number of life insurance policies written topped the 10 million mark during the first half.

Customer assets (excluding securities and bonds) enjoyed further strong growth, rising by 7.6% or €25.1 billion over the twelve months to June 2004, to reach €355.5 billion.

The sharp increase in bank deposits was again driven by precautionary and semi-liquid savings, with passbook deposits rising by 10.1% to €50.2 billion and home-finance savings by 5.2% to €80.8 billion. Sight deposits were up 6.7% year-on-year, to €59.5 billion. The new 'Capital Vert Croissance' time account launched in January 2004 was a great success, attracting a total of €418 million in the first half.

In a more clement environment for pension and long-term savings products, life insurance sales remained buoyant, with outstandings amounting to €94 billion, representing a year-on-year increase of 11.9%. The rebound in mutual fund investments sold by the Regional Banks continued during the first half, with a year-on-year increase of 12.1%.

Lending continued to grow, fuelled by a very strong performance in medium and long-term lending, with new business of €23.1 billion over the first half, a year-on-year increase of 26.3%, coupled with €2.4 billion in new consumer finance origination. Although residential mortgage

lending contributed most of this growth, with a 35% year-on-year increase in new business, other segments also performed well including farming and small business lending (up 24% and 17% respectively). Total loans outstanding rose by 8.5% year-on-year, to €230.9 billion, compared with increases of 8.2% in Q1-2004 and 7.1% in full year 2003. Growth in the loan book was driven chiefly by mortgage loans and local authority lending (up 12.9% and 11.6% year-on-year respectively).

The campaign to win new customers and strengthen the business franchise led to a 126,000 increase in the number of current accounts over the twelve months to June 2004. The average number of products and services sold per customer continued to rise, reaching 7.5 per current account versus 7.4 at 30 June 2003.

In millions of €	H1-03	H1-04	Change H1-04/H1-03	Q2-04	Change Q2-04/Q2-03
Income from equity affiliates	310	362	+16.8%	146	+23.7%
Pre-tax ordinary income	310	362	+16.8%	146	+23.7%
Exceptional items + tax + FGBR	(41)*	(60)*	+46.3%	(11)	2.2x
Net income before goodwill amortisation	269	302	+12.3%	135	+19.5%
Allocated capital (€ bn)	2.9	3.2			
ROE	16.4%	17.7%			

* Tax impact of dividends received from the Regional Banks.

In the first half of 2004, net banking income from the Regional Banks (accounted for by the equity method) came to €5.9 billion, up 4.8% on first-half 2003. Growth was largely fuelled by fee income, which was up 9.2% year-on-year. All components of fee income contributed to the increase, but more particularly brokerage fees on equity and mutual fund transactions (up 14.3% year-on-year), reflecting a cautious return to the equity markets by retail investors. Coupled with tight control over operating expenses (up 2.1%), the cost/income ratio fell by a further 1.1 percentage point compared with H1-2003 to 59.4%. All in all, gross operating income rose by 8.5% year-on-year to €2.6 billion.

Risk-related costs fell by 7 basis points to a historically low level of 28 basis points. The doubtful loan ratio fell to 3.7% of total loans outstanding versus 4.2% one year earlier, while the ratio of reserves to doubtful loans stood at 69.2% versus 68.0% at 30 June 2003.

Annualised ROE stood at 17.7%.

In the second quarter of 2004, gross operating income of the Regional Banks was up 2.3% year-on-year. Their contribution on an equity-accounted basis came to €146 million, a rise of 23.7% on Q2-2003.

2. FRENCH RETAIL BANKING – CRÉDIT LYONNAIS

In millions of €	H1-03 pro forma	H1-04	Change H1-04/H1-03	Q2-04	Change Q2-04/Q1-04	Change Q2-04/Q2-03
Net banking income	1,588	1,692	+6.5%	859	+3.1%	+6.3%
Operating expenses	(1,195)	(1,234)	+3.3%	(626)	+3.0%	+3.5%
Gross operating income	393	458	+16.5%	233	+3.6%	+14.8%
Risk-related costs	(96)	(76)	(20.8%)	(32)	(27.3%)	(41.8%)
Pre-tax ordinary income	297	382	+28.6%	201	+11.0%	+35.8%
Exceptional items + tax + FGBR	(93)	(115)	+23.7%	(60)	+9.1%	+30.4%
Net income before goodwill	204	267	+30.9%	141	+11.9%	+38.2%

amortisation						
Cost/income ratio	75.2%	72.9%		72.9%		
Allocated capital (€ bn)	2.1	2.2				
ROE	19.2%	23.9%				

In the first half of 2004, the Crédit Lyonnais network delivered 16.5% growth in operating income, driven by a robust commercial performance coupled with good control over expenses.

Its robust business levels were reflected in:

- an excellent performance in placing IPOs launched in 2004 (Snecma, Biomérieux, Pages Jaunes), where Crédit Lyonnais was the leading bank network in retail placement;
- the sale of 45,000 PERPs in the first six months of the year;

an increase of 39,000 personal customers during the first half, and a rise in the average number of products and services sold per customer, to 8.0 at end June 2004 versus 7.6 one year earlier.

Customer assets rose by 5.1% over one year, to €112.1 billion, fuelled by:

- a rise in bank deposits driven by sharp growth in passbook accounts (up 15.7%), notably following the success of the Cerise passbook (150,000 accounts attracting €824 million), together with a 3.7% increase in sight deposits;
- a continued good performance in life insurance, with in-force business up 9.3% to €28.5 billion compared with first-half 2003;
- more limited growth in mutual funds and securities, which were up 4.5% over one year due to investor caution towards the markets.

Lending remained buoyant. Loans outstanding were up 9.4% to €46.3 billion, driven by continued strong growth in mortgage loans (up 13.6% over one year) and an acceleration in amortisable consumer finance loans (up 8.2%). Middle market loans outstanding rose by 3.4% to €6.6 billion, as part of a selective boosting approach to this sector.

Net banking income from the Crédit Lyonnais network totalled €1,692 million, up 6.5% on a lacklustre H1- 2003. Growth was fuelled by a significant rise in net interest income (up 7.6%) due to an improvement in deposit margins (favourable volume and rate effect), while competition in lending margins remained fierce. Fee income rose by 5.3%, driven by a sharp increase in account management and service fees (up 7.7%), together with commitment and set-up fees (up 11.3%). On a like-for-like basis, brokerage fees were up 7.3% (compared with a reported fall of 1.1% after the Prédica-UAF merger).

The increase in operating expenses was contained to 3.3%, half of which was due to investment in commercial capability (new branches, multi-channel platforms, etc.), and a further portion due to the reclassification of expenses as part of the Group's reorganisation. On a like-for-like basis, growth in expenses was only 2.2%. The cost/income ratio improved by 2.3 percentage points to 72.9%.

Gross operating income rose by 16.5% to €458 million in the first half of 2004.

Risk-related costs amounted to €76 million, a 20.8% decrease on H1-2003, which was affected by increased provisions against a small number of specific SME exposures. The cost of risk on weighted loans outstanding came to 41 basis points versus 56 basis points in H1-2003. Net income before goodwill amortisation was €267 million, a year-on-year increase of 30.9%.

Annualised ROE was 23.9% versus 19.2% at 30 June 2003.

For the second quarter of 2004, gross operating income was up 14.8% year-on-year to €233 million, driven by 6.3% growth in net banking income, principally due to an improvement in margins on deposits and a rise in fee income. Operating expenses were up 3.5% year-on-year.

Risk-related costs were down sharply, by 41.8% to €32 million. Net income before goodwill amortisation came to €141 million, an increase of 38.2% on Q2-2003.

3. SPECIALISED FINANCIAL SERVICES

Specialised financial services continued to benefit from firm growth in consumer lending, driven strongly by the international business.

In the first half of 2004, the consumer credit business continued to expand via acquisitions, increasing its stake in Finaref to 90% in March and its interest in Credibom (Portugal) to 100% in July. It also acquired Danish consumer credit company Dan'Aktiv in April. In May, Crédit Agricole signed an agreement with Banque Commerciale du Maroc, the main shareholder in consumer credit unit Wafabank, to strengthen the existing partnership with Sofinco. Crédit du Maroc, a 51%-owned subsidiary of Crédit Agricole S.A., will distribute Wafabank's consumer credit products via its network.

Finalion's operations were integrated with those of Sofinco at end-March.

Consumer credit outstandings – mainly handled by Sofinco, Finaref and Lukas – rose by 13.8% year on-year to € 29.9 billion at end-June 2004. This growth stemmed from an acceleration in new business, which grew by 11.7% year-on-year in the first half of 2004 as opposed to 10.3% in the first quarter. Growth was particularly strong outside France, where new business rose by 25.6%. In France, where outstandings grew by 9.5%, demand was underpinned by increased co-operation with the Regional Banks (+9.6% year-on-year), a rise in credit granted directly by the Group (+€ 2.5 billion between first-half 2003 and 2004) and the Crédit Lyonnais network (+34.6% year-on-year).

Given the strong rise in volumes and steady margins – in spite of stiff competition – net banking income rose by 16% year-on-year, or by 11.9% at constant scope. Operating expenses rose by 16.1%, or 13% at constant scope, due in particular to international expansion and a change in the consolidation method used for Credibom. Gross operating income rose by 15.9% to € 430 million in the first half of 2004.

Risk-related costs totalled € 169 million during the period, versus € 137 million in the first half of 2003, due to two factors:

the interest discount applied to restructured outstandings under new accounting regulations (€ 17 million)

changes in the scope of consolidation (Credibom and Dan'Aktiv: € 7 million)

Excluding these factors, risk-related costs remained under control, up 5.8% year-on-year, well below the rate of revenue growth.

Net income before goodwill amortisation was € 161 million, up 4.5% year-on-year. There was a sharp 33.3% increase in the contribution from European subsidiaries.

Consumer credit accounted for 85% of Specialised Financial Services earnings.

In the lease financing business, Ucabail and Lixxbail merged on 27 May. Ucabail now houses all of the Group's lease financing and rental businesses. Against a sluggish economic background, lease finance outstandings rose slightly, by 0.9%, to € 12.6 billion. This increase was due to a second-quarter recovery in new business in France, resulting mainly from syndicated business with the Regional Banks. In Poland, EFL enjoyed very strong activity levels, with outstandings up 17.3% year-on-year at 30 June 2004.

The reconfiguration of the factoring business should start soon, following the signature of a letter of intent concerning Crédit Agricole's purchase of Euler Hermès' stake in Eurofactor.

The factoring business generated net income before goodwill amortisation of € 6 million, versus a loss of € 1 million in the year-earlier period. This was due to a sharp fall in risk-related costs, since the business had been seriously affected by a major event in the first half of 2003. Revenues (factored receivables) recovered in the first half of 2004, rising by 3.5% to € 12.9 billion, and overall factoring outstandings were up 6.4% at € 4.9 billion.

In millions of €	H1-03 pro forma	H1-04	Change H1-04/H1-03	Q2-04	Change Q2-04/Q1-04	Change Q2-04/Q2-03
Net banking income	1,042	1,176	+12.9%	600	+4.2%	+12.1%
Operating expenses	(605)	(678)	+12.1%	(344)	+3.0%	+13.1%
Gross operating income	437	498	+14.0%	256	+5.8%	+10.7%
Risk-related costs	(171)	(188)	+9.9%	(93)	(2.1%)	+1.1%
Income from equity affiliates	4	(2)	n.m.	(3)	n.m.	n.m.
Pre-tax ordinary income	270	308	+14.1%	160	+8.1%	+13.0%
Exceptional items (before integration-related costs) + Tax + FGBR	(97)	(115)	+18.6%	(57)	(1.7%)	+3.6%
Net income before goodwill amortisation	173	193	+11.6%	103	+14.4%	+24.1%
Cost/income ratio	58.1%	57.6%		57.3%		
Allocated capital (€ bn)	1.6	1.9				
ROE	20.5%	20.3%				

In the segment as a whole, net banking income rose by 12.9% year-on-year to € 1.176 billion. Despite a 12.1% increase in expenses due to the expansion of the international consumer credit business, gross operating income came in up 14.0% at € 498 million (+9.4% at constant scope).

Pre-tax ordinary income totalled € 308 million, up 14.1% with respect to the first half of 2003. Net income before goodwill amortisation was € 193 million, 11.6% higher than in the year-earlier period. Annualised ROE was 20.3%.

In the second quarter of 2004, gross operating income totalled € 256 million, 10.7% higher than in the second quarter of 2003, with a 12.1% rise in net banking income offsetting expenses arising from the international expansion in consumer credit. Net income before goodwill amortisation came in at € 103 million, up 24.1% year-on-year.

4. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

Once again, the asset management and insurance business lines posted excellent operating results. The segment has now completed its integration operations, with the Predica/UAF integration in June and the CA-AM/CLAM and CPR AM/ABFCM integrations in July. Net income before goodwill amortisation totalled € 487 million, up 33.4% year-on-year.

Assets under management surged to € 401.2 billion (excluding double counting) at the end of the first half. This represents a year-on-year increase of 12.4% at constant scope, i.e. excluding the sale of the UK private banking subsidiary LACIM. This performance reflects firm net new inflow growth in asset management and life insurance, along with the slight upturn in stockmarkets.

In the asset management business, assets under management totalled € 317.4 billion at 30 June 2004, an increase of € 18.3 billion during the first half taking into account the harmonisation[1] of counting methods introduced at the time of the CA-AM/CLAM merger. With no adjustment of historical figures, the increase was € 30.4 billion.

This increase in assets under management in the first half of 2004 was due to strong net new inflows of € 12.0 billion, mainly from corporate and institutional customers and focusing on bond and alternative investments, which accounted for 42% of net new inflows. Gains in financial markets also had a positive impact (+€ 6.3 billion). Assets under management outside France, which account for 8.6% of the total, grew very strongly in the first half, rising by 64.3%, mainly due to business growth in Asia, Spain and the UK.

The asset management business posted good results, with gross operating income up 32.9% at € 226 million and net income before goodwill amortisation up 31.5% at € 142 million.

Private banking saw firm growth in the first half of 2004, with assets under management[2] rising by € 2.2 billion in the space of six months, excluding the impact of the March 2004 disposal of LACIM, which managed € 7.1 billion of assets at end-2003. This increase was due to net new inflows of € 600 million and a performance effect of € 1.6 billion. Assets under management grew by 5.3% year-on-year. In France, assets under management increased substantially, by 9% to € 26.4 billion, and outside France by 3% to € 44.3 billion.

Crédit Agricole S.A. completed the integration of its private banking entities in Monaco and Luxembourg in early July 2004. In Switzerland, the integration of CAI Suisse and Crédit Lyonnais Suisse is expected to take place in 2005. The Italian private banking business will be acquired by Banca Intesa, and the two groups will continue to co-operate.

The life insurance subsidiaries maintained excellent business levels. Overall premium income rose sharply by 11.3% to € 8.4 billion in the first half of 2004, and 30% of this business was in unit-linked accounts, an increase of 20.2% with respect to the first half of 2003. Overall, assets under management[3] totalled € 123.4 billion, a year-on-year increase of 10.3%. Fixed-income investments continued to dominate (77.4%), although the equity weighting rose slightly from 10.0% at end-June 2003 to 11.8% at end-June 2004.

---

[1] Inclusion of mandates invested in mutual funds and restatement of feeder funds within master funds: impact of around € 12 billion.

[2] As of the first half of 2004, private banking assets under management do not include life insurance assets belonging to Crédit Lyonnais private banking customers. Historical data have been restated on this basis.

[3] The definition of assets under management used by the various subsidiaries was harmonised at the time of the Prédica/UAF integration, and historical data have been restated.

The property/casualty insurance business continued to expand very rapidly, with Pacifica's portfolio growing by 14% year-on-year. Premium income was 17.7% higher than in the first half of 2003. There was robust growth in home occupiers' comprehensive cover (+13.8%), while personal accident insurance remained highly successful. The build-up in farming insurance continued, with premium income 2.4 times higher than in the first half of 2003.

Claims were down in the first half of 2004, with a claims ratio of 55.5% and an excellent combined ratio of 92.7%.

In millions of €	H1-03 pro forma	H1-04	Change H1-04/H1-03	Q2-04	Change Q2-04/Q1-04	Change Q2-04/Q2-03
Net banking income	1,262	1,410	+11.7%	730	+7.4%	+12.1%
Operating expenses	(683)	(681)	(0.3%)	(343)	+1.5%	(1.4%)
Gross operating income	579	729	+25.9%	387	+13.2%	+27.7%
Risk-related costs	(8)	(6)	(25.0%)	(6)	n.m.	(33.3%)
Income from equity affiliates	4	4	-	3	x 3	+50.0%
Pre-tax ordinary income	575	727	+26.4%	384	+12.0%	+29.7%
Exceptional items (before integration-related costs) + Tax + FGBR	(210)	(240)	+14.3%	(119)	(1.7%)	+2.6%
Net income before goodwill amortisation	365	487	+33.4%	265	+19.4%	+47.2%
Cost/income ratio	54.1%	48.3%		47.0%		
Allocated capital (€ bn)	5.0	5.3				
ROE	14.6%	18.5%				

Overall, gross operating income in this segment grew rapidly, coming in at € 729 million, up 25.9% with respect to the first half of 2003. This was due to strong net banking income, which grew by 11.7% year-on-year to € 1.410 billion, coupled with steady operating expenses (down 0.3%).

Net income before goodwill amortisation totalled € 487 million, an increase of 33.4% by comparison with the first half of 2003, while ROE was 18.5%.

In the second quarter of 2004, operating income grew very strongly, due to two positive factors: a sharp increase in net banking income (up 12.1% with respect to Q2 2003) and a 1.4% fall in operating expenses. The cost/income ratio continued to improve, falling from 53.5% in H1 2003 to 47% in H1 2004. Overall, net income before goodwill amortisation came in at € 265 million in the second quarter, up 47.2% year-on-year.

5. CORPORATE AND INVESTMENT BANKING

In the first half of 2004, in tough market conditions, the Corporate and Investment Banking segment 's net income before goodwill amortisation and integration-related costs was almost 20% higher than in the year-earlier period. This was due in particular to risk-related costs, which fell to a very low level.

The main event in the first half of 2004 was the creation of Calyon, which combines the corporate and investment banking activities of CAI and Crédit Lyonnais. This exceptionally large operation included a partial transfer of assets (€ 140 billion) from Crédit Lyonnais to CAI, the input of several hundred specialists (IT experts, lawyers etc.) and a migration of capital markets

operations from Crédit Lyonnais to CAI. In addition, almost all units outside France will now operate on a single platform.

Net banking income totalled € 1.956 billion, down 20.4% year-on-year due to very high activity levels in the first half of 2003.

The cost base was significantly reduced. Operating expenses fell by 14.2% year-on-year, reflecting the initial impact of integration-related synergies. Outside France, two thirds of headcount synergies have been realised, while the figure in France is 40%. Gross operating income totalled € 588 million, down 31.9% year-on-year.

Risk-related costs fell dramatically, by 94.3% to € 15 million versus € 265 million in the first half of 2003. This was due to the improvement in the international economic environment.

Taking into account earnings from equity affiliates (related to the transfer of Al Bank Al Saudi Al Fransi, which was previously part of the International Retail Banking segment) and net income on fixed assets, the segment generated net income before goodwill amortisation of € 502 million, up 19.8% year-on-year.

In millions of €	H1-03 pro forma	H1-04	Change H1-04/H1-03	Q2-04	Change Q2-04/Q1-04	Q2-04/Q2-03
Net banking income	2,458	1,956	(20.4%)	953	(5.0%)	(31.3%)
Operating expenses	(1,595)	(1,368)	(14.2%)	(652)	(8.9%)	(21.8%)
Gross operating income	863	588	(31.9%)	301	+4.9%	(45.7%)
Risk-related costs	(265)	(15)	(94.3%)	27	n.m.	n.m.
Income from equity affiliates	-	36	n.m.	36	n.m.	n.m.
Net income on fixed assets	-	41	n.m.	1	n.m.	n.m.
Pre-tax ordinary income	593	650	+9.6%	365	+28.1%	(0.8%)
Exceptional items (before integration-related costs) + Tax + FGBR	(174)	(148)	(14.9%)	(80)	+15.0%	(27.9%)
Net income before goodwill amortisation	419	502	+19.8%	285	+31.3%	+10.9%
Cost/income ratio	64.9%	69.9%		68.4%		
Allocated capital (€ bn)	8.3	7.8				
ROE	10.9%	13.0%				

In the second quarter of 2004, the segment generated net income before goodwill amortisation of € 285 million, up 10.9% on the year-earlier period. This improvement was due to the risk situation: in the second quarter of 2004, € 27 million was released from provisions, whereas € 181 million had been allocated in the same period of 2003. In Q2 2004, gross operating income totalled € 301 million, on the back of a 31.3% fall in net banking income and a sharp reduction in operating expenses, which fell by 21.8% year-on-year.

These results reflect differing performances in each business area.

Financing activities

In millions of €	H1-03 pro forma	H1-04	Change H1-04/H1-03	Q2-04	Change Q2-04/Q1-04	Q2-04/Q2-03
Net banking income	1,045	870	(16.7%)	411	(10.5%)	(25.3%)
Operating expenses	(608)	(471)	(22.5%)	(203)	(24.3%)	(34.7%)

Gross operating income	437	399	(8.7%)	208	+8.9%	(13.0%)
Risk-related costs	(312)	21	n.m.	57	n.m.	n.m.
Income from equity affiliates	-	36	n.m.	36	n.m.	n.m.
Net income on fixed assets	(5)	2	n.m.	2	n.m.	n.m.
Pre-tax ordinary income	120	458	x3.8	303	+95.5%	n.m.
Exceptional items (before integration-related costs) + Tax + FGBR	(34)	(100)	x2.9	(56)	+27.3%	n.m.
Net income before goodwill amortisation	86	358	x4.2	247	x2.2	n.m.
ROE	4.1%	14.9%				

Financing activities generated net income before goodwill amortisation of € 358 million, up from € 86 million in the first half of 2003.

Net banking income was € 870 million, down 16.7% with respect to the first half of 2003, when the business benefited from some major project finance and large syndication deals that failed to recur in 2004. At constant scope and exchange rates and excluding exceptional revenues in the first half of 2003, the decline in revenues was limited to 5%, despite the weaker operating environment. Weighted assets fell by € 11 billion year-on-year. The decline in net banking income was partly offset by a very sharp 22.5% drop in operating expenses caused by the streamlining of the international structure. Gross operating income totalled € 399 million, down 8.7% relative to the year-earlier period.

Risk-related costs fell sharply. Indeed, this caption was a net release of € 21 million, versus a charge of € 312 million in the first half of 2003. Al Bank Al Saudi Al Fransi (BSF) was transferred into the Financing Activities business, and contributed € 35 million to the 'income from equity affiliates' caption.

Annualised ROE was 14.9%.

In the second quarter of 2004, net income before goodwill amortisation totalled € 247 million, 2.2 times the figure seen in 2003. This was due to a € 57 million contribution from the risk-related costs caption versus a charge of € 230 million in the second quarter of 2003. Gross operating income was down 13% at € 208 million on the back of a decline in net banking income (to € 411 million), partially offset by a sharp drop in operating expenses (-34.7%).

Capital markets and investment banking

In millions of €	H1-03 pro forma	H1-04	Change H1-04/H1-03	Q2-04	Change	
					Q2-04/Q1-04	Q2-04/Q2-03
Net banking income	1,413	1,086	(23.1%)	542	(0.4%)	(35.3%)
Operating expenses	(987)	(897)	(9.1%)	(449)	+0.2%	(14.1%)
Gross operating income	426	189	(55.6%)	93	(3.1%)	(70.5%)
Risk-related costs	47	(36)	n.m.	(30)	x5	n.m.
Income from equity affiliates	-	-	n.m.	-	n.m.	n.m.
Net income on fixed assets	-	39	n.m.	(1)	n.m.	n.m.
Pre-tax ordinary income	473	192	(59.4%)	62	(52.3%)	(83.0%)
Exceptional items (before integration-related costs) + Tax + FGBR	(140)	(48)	(65.7%)	(24)	-	(77.1%)
Net income before goodwill	333	144	(56.8%)	38	(64.2%)	(85.3%)

amortisation						
ROE	22.3%	10.0%				

Net banking income was € 1.086 billion in the first half of 2004. This 23.1% decline stemmed from several contrasting factors. There was a substantial fall in revenues from trading and equity derivatives, where the integration process had its greatest adverse impact. Performance was reasonable in the lending and fixed-income (trading, derivatives, futures) businesses, where the decline was limited despite a weaker market background than in the first half of 2003. Finally, there was a robust 46% increase in brokerage revenues, due to higher trading levels.

Operating expenses came in down 9.1% at €897 million, and down 7.4% at constant business scope. Gross operating income fell by 55.6% to € 189 million.

The contribution from the private equity business remained limited.

Risk-related costs totalled € 36 million, and mainly concerned listed investments in the private equity portfolio.

Net income before goodwill amortisation totalled € 144 million, giving annualised ROE of 10.0%.

In the second quarter of 2004, the capital markets and investment banking business generated gross operating income of € 93 million and net income before goodwill amortisation of € 38 million.

6. INTERNATIONAL RETAIL BANKING

In the first half of 2004, the International Retail Banking segment benefited from Banca Intesa's contribution, which rose from € 75 million in the first half of 2003 to € 108 million. On the other hand, it suffered from the transfer of Al Bank Al Saudi Al Fransi (BSF) to the Corporate and Investment Banking segment, resulting in a € 35 million fall in income from equity affiliates.

Net income before goodwill amortisation totalled € 156 million, up 40.5% relative to the year-earlier period.

In millions of €	H1-03 pro forma	H1-04	Change H1-04/H1-03	Q2-04	Change	
					Q2-04/Q1-04	Q2-04/Q2-03
Net banking income	187	186	(0.5%)	99	+13.8%	+2.1%
Operating expenses	(146)	(150)	+2.7%	(80)	+14.3%	+9.6%
Gross operating income	41	36	(12.2%)	19	+11.8%	(20.8%)
Risk-related costs	(20)	(13)	(35.0%)	(4)	(55.6%)	(66.7%)
Income from equity affiliates	99	139	+40.4%	53	(38.4%)	(14.5%)
Pre-tax ordinary income	120	162	+35.0%	68	(27.7%)	(8.1%)
Exceptional items (before integration-related costs) + Tax + FGBR	(9)	(6)	(33.3%)	(4)	+100%	
Net income before goodwill amortisation	111	156	+40.5%	64	(30.4%)	(8.6%)
Cost/income ratio	78.1%	80.6%		80.8%		
Allocated capital (€ bn)	2.4	2.4				
ROE	9.4%	13.6%				

In the second quarter of 2004, net income before goodwill amortisation was € 64 million versus € 70 million in the year-earlier period, due to the BSF transfer.

7. PROPRIETARY ASSET MANAGEMENT AND OTHER ACTIVITIES

The net loss from Proprietary Asset Management and Other Activities totalled € 217 million in the first half of 2004, as opposed to € 298 million in the first half of 2003.

Net banking income was boosted by the positive impact on equity portfolios caused by the financial market upturn. In the first half of 2004, net banking income included a net release of € 16 million from provisions on securities in the portfolio business, versus € 152 million of additions to provisions in the year-earlier period, giving a € 168 million boost to net banking income in H1 2004.

On the other hand, net banking income included a slight increase in financing costs (up € 15 million) resulting mainly from the acquisition of a further 29% stake in Finaref (14.5% in December 2003 and 14.5% in March 2004).

The Group's reorganisation has led to some changes in the allocation of activities between this segment and Crédit Agricole's other segments. The impact on gross operating income in the Proprietary Asset Management and Other Activities segment is almost zero, with net banking income and operating expenses both rising by around € 50 million.

In millions of €	H1-03 pro forma	H1-04	Change H1-04/H1-03	Q2-04	Change Q2-04/Q1-04	Change Q2-04/Q2-03
Net banking income	(309)	(122)	(60.5%)	9	n.m.	n.m.
Operating expenses	(204)	(230)	+12.7%	(123)	+15.0%	+29.5%
Gross operating income	(513)	(352)	(31.4%)	(114)	(52.1%)	(44.9%)
Risk-related costs	14	(26)	n.m.	(20)	x3.3	n.m.
Income from equity affiliates	14	(3)	n.m.	(7)	n.m.	n.m.
Net income on fixed assets	(84)	3	n.m.	40	n.m.	n.m.
Pre-tax ordinary income	(569)	(378)	(33.6%)	(101)	(63.5%)	(55.7%)
Exceptional items (before integration-related costs) +Tax + FGBR	271	161	(40.6%)	12	(91.9%)	(94.5%)
Net income before goodwill amortisation	(298)	(217)	(27.2%)	(89)	(30.5%)	(21.2%)

Crédit Agricole Group Consolidated Results

In the first half of 2004, the Crédit Agricole Group generated net income group share of € 1.808 billion, representing a year-on-year increase of 31.2%.
This increase was mainly due to firm operational impetus, with gross operating income rising by 8.7% year-on-year to € 4.272 billion, and a sharp 23.9% fall in risk-related costs. Integration-related costs totalled € 171 million.
Total shareholders' equity (group share) plus the Fund for General Banking Risks totalled € 44.6 billion at 30 June 2004. The solvency ratio was 10.2% (Tier 1 ratio: 7.8%).

Group financial data

In millions of €	H1-03* pro forma	H1-04	% change H1-H4/H1-03

Net banking income	11,685	12,033	+3.0%
Operating expenses	(7,753)	(7,761)	(0.1%)
Gross operating income	3,932	4,272	+8.7%
Risk-related costs	(934)	(711)	(23.9%)
Income from equity affiliates	118	170	+44.1%
Net income on fixed assets	(123)	29	n.m.
Pre-tax ordinary income	2,993	3,760	+25.6%
Integration-related costs	-	(171)	n.m.
Extraordinary items	(90)	(25)	(72.2%)
Tax	(1,014)	(1,226)	+20.9%
Goodwill amortisation	(355)	(359)	+1.1%
FGBR	(21)	(27)	+28.6%
Net income	1,533	1,952	+27.3%
Net income group share*	1,378	1,808	+31.2%
Net income group share before goodwill and integration-related costs	1,713	2,278	+33.0%

* Unaudited by the auditors.

The above data relate to the Crédit Agricole Group, consisting of all Local Banks, Regional Banks, Crédit Agricole s.a. and subsidiaries.

Pricing Supplement relating to the issuance of GBP200,000,000 Floating Rate Notes due 2006

October 21, 2004

Pricing Supplement dated 21 October 2004

CREDIT AGRICOLE S.A.

acting through its London branch

GBP 200,000,000 Floating Rate Notes due October 2006 (the "Notes")
under the U.S.$ 20,000,000,000
Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the conditions (the "Conditions") set forth in the Offering Circular dated 9 July 2004. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Offering Circular.

1.	(i)	Issuer:	Crédit Agricole S.A.
	(ii)	Relevant Branch:	London branch
2.	(i)	Series Number:	82
	(ii)	Tranche Number:	1
3.		Specified Currency or Currencies:	Sterling Pounds ("GBP")
4.		Aggregate Nominal Amount:	
	(i)	Series:	200,000,000
	(ii)	Tranche:	200,000,000
5.	(i)	Issue Price:	100 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	GBP 200,000,000
6.		Specified Denominations:	GBP 1,000 and GBP 10,000
7.	(i)	Issue Date:	25 October 2004
	(ii)	Interest Commencement Date:	25 October 2004
8.		Maturity Date:	25 October 2006
9.		Interest Basis:	Floating Rate (further particulars specified in paragraph 17 below)
10.		Redemption/Payment Basis:	Redemption at par

11.	Change of Interest or Redemption/ Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Notes:	Unsubordinated
14.	Listing:	Luxembourg
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**		Not Applicable
17.	**Floating Rate Provisions**		Applicable
	(i)	Interest Period(s):	Quarterly:25 October, 25 January, 25 April and 25 July in each year commencing on 25 October 2004, up to, and including, the Maturity Date, subject to the Business Day Convention in 17(iii) below.
	(ii)	Specified Interest Payment Dates:	Interest will be payable quaterly in arrears on 25 October, 25 January, 25 April and 25 July in each year, commencing on 25 January 2005 subject to the Business Day Convention in 17(iii) below
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s) (Condition 5(j)):	London and Paris
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi)	Interest Period Date(s):	25 October, 25 January, 25 April and 25 July in each year commencing on 25 October 2004, up to, and including, the Maturity Date, subject to the Business Day Convention in 17(iii) above.
	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(viii)	Screen Rate Determination (Condition 5(b)(iii)(B)):	
	•	Relevant Time	11.00 am (London time)
	•	Interest Determination Date:	Each Interest Period Date except for

			the Maturity Date
	•	Primary Source for Floating Rate:	Moneyline Telerate Page 3750
	•	Relevant Financial Centre	London
	•	Benchmark:	3 month GBP-LIBOR-BBA
	(ix)	ISDA Determination (Condition 5(b)(iii)(A)):	Not Applicable
	(x)	Margin(s):	- 0.035 per cent. per annum
	(xi)	Minimum Rate of Interest:	Not Applicable
	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction (Condition 5 (j)):	Actual/365 (fixed)
	(xiv)	Rate Multiplier:	Not Applicable
	(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18.	**Zero Coupon Note Provisions**		Not Applicable
19.	**Index Linked Interest Note Provisions**		Not Applicable
20.	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	**Call Option**		Not Applicable
22.	**Put Option**		Not Applicable
23.	**Final Redemption Amount of each Note**		Nominal Amount
24.	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(c)) or an event of default (Condition 10) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Nominal Amount
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 6(c)):	No
	(iii)	Unmatured Coupons to become void upon early redemption	Not Applicable

(Condition 7(f)):

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25.	Form of Notes:		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate/Definitive Registered Notes:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
		Rule 144A Eligible:	No
26.	Financial Centre(s) (Condition 7(h)) or other special provisions relating to payment dates:		London
27.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Notes (and dates on which such Talons mature):		No
28.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
29.	Details relating to Instalment Notes:		Not Applicable
30.	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
31.	Consolidation provisions:		Not Applicable
32.	(i)	Other terms or special conditions:	Not Applicable
	(ii)	Applicable tax regime for the Notes:	Condition 8 applies, and the Notes are issued (or deemed to be issued) outside France

DISTRIBUTION

33.	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Barclays Bank PLC
	(iii)	Dealer's Commission:	Not Applicable
34.	If non-syndicated, name of Dealer:		Barclays Bank PLC
35.	Additional selling restrictions:		Not Applicable

OPERATIONAL INFORMATION

36.	ISIN Code:	XS0203198956
37.	Common Code:	020319895
38.	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	Not Applicable
39.	Delivery:	Delivery against payment
40.	The Agents appointed in respect of the Notes are:	**Fiscal Agent, Principal Paying Agent, Calculation Agent** Credit Agricole S.A. London Branch 2nd floor, 122 Leadenhall Street London EC3V 4QH, United Kingdom **Issuing Agent** Citibank, N.A. 5 Carmelite Street London EC4Y OPA, United Kingdom **Luxembourg Listing Agent and Paying Agent** Credit Agricole Investor Services Bank Luxembourg S.A. 39, Allee Scheffer P.O. Box 1104 Luxembourg

GENERAL

41.	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11 (a):	Not Applicable
42.	The aggregate principal amount of Notes issued has been translated into U.S. dollars at the rate of 1.8227 U.S Dollars per Sterling Pounds, producing a sum of (for Notes not denominated in U.S. dollars):	U.S dollars 364,540,000

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Notes described herein pursuant to the U.S.$20,000,000,000 Euro Medium Term Note Programme.

STABILISING

In connection with this issue, Barclays Bank PLC or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Manager or any agent of his to this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

acting through its London branch

By: ______________________

Duly authorised

File No. 82-34771

Exhibit 4.1

Press releases issued by Crédit Agricole

Through October 31, 2004

Please see attached.

PRUDENTIAL M&G Goldman Sachs CALYON CORPORATE AND INVESTMENT BANK

NEWS RELEASE

Goldman Sachs International and Calyon jointly arrange a €5 BN Synthetic CDO programme managed by Prudential M&G

London August 2nd, 2004 - Goldman Sachs International and Calyon, acting as Co-Arrangers, launch Ocelot, a €5 BN synthetic CDO programme to be managed by Prudential M&G, one of the premier European credit managers with extensive CDO management experience. The initial series in the programme will reference a global portfolio of 125 corporate credits as selected and further managed by Prudential M&G, of which more than 90% will be investment grade.

The initial EUR and USD denominated series, with anticipated S&P ratings of "AAA", "AA" and "A-", are expected to be tapped in an aggregate equivalent notional amount of at least $750mm (on a portfolio notional of approximately $20bn). These securities, due September 2009, will bear fixed or floating spread coupons. The floating spread coupon securities will provide investors with a spread over LIBOR indexed to the Dow Jones CDX NA IG.

The programme allows for both further tap issues and further series which may be offered in additional currencies. Goldman Sachs International and Calyon will together be providing screen based secondary market prices to investors.

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES OR ANY OTHER JURISDICTION. THE SECURITIES DESCRIBED IN THIS PRESS RELEASE WILL NOT BE REGISTERED UNDER UNITED STATES SECURITIES LAWS AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION.

* * *

2 August 2004

Sale of Calyon's stake in Banque Libano-Française S.A.L.

In June 2004, Crédit Agricole S.A. reached an agreement with Mr Farid Raphaël concerning the sale of Calyon's 51% stake in Banque Libano-Française S.A.L.

After obtaining the approval of Banque du Liban (Lebanon's central bank), Calyon confirms that it has today sold a 42% stake in Banque Libano-Française S.A.L. to Mr Farid Raphaël. Calyon also has an option to sell the remainder of its stake, i.e. 9%, between now and July 2009.

From 30 July 2004, Calyon will retain close correspondent banking relations with Banque Libano-Française S.A.L., but will no longer have any responsibility in the bank's management.

←Back

1 September 2004

On September 1, 2004 Pierre Guillemet will join Calyon

Press release

On September 1, 2004 Pierre Guillemet will join Calyon, the Crédit Agricole group's corporate and investment bank. He will take responsibility for banking information and processing systems, and will become a member of Calyon's Management Committee.
Previously, Guillemet was the chief executive officer of Euro Securities Partners SAS, a joint BNP Paribas and Crédit Agricole subsidiary, which is responsible for the ownership and management of the account-maintenance platform used for the two banks' retail and private banking activities.

Pierre Guillemet, 46, is a graduate of Ecole Centrale Paris and began his career in 1981 as an IT project manager at CIC Paris. In 1986, he joined SCT Brunoy, a Crédit Agricole subsidiary specializing in account-maintenance, back office and IT services, where he occupied, in turn, the positions of head of the IT department (1987-1993), general manager in charge of IT and operations (1993-2000) and deputy chief executive (2000-2003).

MORE INFORMATION

Titre obligatoire

←Back

CRÉDIT AGRICOLE S.A.

Paris, 8 September 2004

Strong earnings growth

First-half 2004 results

- **Gross operating income** — **€1,957 million (+8.7%)**
- **Net income – Group share**
  - before goodwill and integration-related costs — **€1,533 million (+43.7%)**
  - after goodwill and integration-related costs — **€1,075 million (+46.5%)**

Annualised ROE: 13.25% (vs. 9.7% in H1-03)

Second-quarter 2004 results

- **Net income – Group share**
  - before goodwill and integration-related costs — **€823 million (+37.2%)**
  - after goodwill and integration-related costs — **€569 million (+31.4%)**

Crédit Agricole S.A.'s Board of Directors, chaired by René Carron, met on 7 September 2004 to approve the results for the first half of 2004.

Results were up sharply on the corresponding period of 2003, driven by good operating performances (8.7% growth in gross operating income), low risk-related costs (down 40.7%) and a sharp improvement in the contribution from equity affiliates (up 24.4%).

The six business lines all delivered an increased contribution to group net income. Retail banking in France (Regional Banks and Crédit Lyonnais) maintained its robust business dynamics, insurance and asset management achieved firm growth in new business inflows, specialised financial services (and particularly consumer credit) reported strong growth, corporate and investment banking's contribution to group net income increased, driven notably by a fall in risk-related costs, and international retail banking continued its improvement.

The first half of 2004 also saw the successful completion of most of the Crédit Lyonnais integration operations. The majority of mergers between subsidiaries with the same business activities were completed on schedule, including corporate and investment banking with the creation of Calyon, consumer credit, lease finance, asset management and non-life insurance. The central support functions were also restructured and strengthened.

Compared with the target synergies announced, the 2004 target of €275 million is confirmed, with €211 million already achieved at 30 June 2004.

Furthermore, Crédit Lyonnais has adopted a new business plan, which focuses on delivering strong sustainable growth in net banking income aiming to lower the cost/income ratio to 65% in 2007/08.

After the Board meeting, Jean Laurent, Chief Executive, said *"the scale of the reorganisation just accomplished by the Group is undoubtedly without precedent in Europe"*, noting that *"it had been completed within the scheduled deadlines thanks to the strong commitment and support shown by the managers and their teams to a very clear and explicit project, which is now in its operational phase"*. He added that *"the sharp growth in first half results, against this background of radical Group restructuring, is clear testimony to a successful integration process"*.

René Carron, Chairman, expressed his satisfaction with *"the excellent first half results and more particularly those of the second quarter, during which most of the integration operations took place. These results bear out the robustness and pertinence of our project"*.

CRÉDIT AGRICOLE S.A. CONSOLIDATED RESULTS

Crédit Agricole S.A.'s net income Group share for the first half of 2004 came to €1,075 million, up sharply by 46.5% on the same period of 2003.

This performance reflects positive trends in operating results, risk-related costs and contribution from equity affiliates.

Gross operating income totalled €1,957 million, a rise of 8.7% on the first half of 2003, driven by a combination of:

- 1.1% growth in **net banking income**, to €6,298 million: an excellent commercial performance in asset management, consumer credit and Crédit Lyonnais more than offset a fall in revenues in corporate and investment banking compared with a particularly buoyant first half of 2003;
- a 2% decrease in **operating expenses** to €4,341 million, a direct result of the initial effects of Crédit Lyonnais' integration into the Crédit Agricole S.A. Group.

Consequently, the **cost/income ratio** fell by a further 2.2 percentage points, to 68.9% compared with 71.1% in the first half of 2003.

Risk-related costs came to €324 million, a sharp decrease of 40.7% on first-half 2003, chiefly in the corporate and investment banking division's financing activities.

The contribution from equity affiliates rose by 24.4%, from €431 million to €536 million, fuelled by a 16.8% increase in the contribution from the Regional Banks and 44% from Banca Intesa.

Net income on fixed assets amounted to €44 million (against a loss of €89 million in first-half 2003), and **pre-tax ordinary income** rose by 38.7% to €2,213 million.

Net profit Group share before goodwill amortisation and integration-related costs increased by 43.7% to €1,533 million, giving an annualised **ROE** of **13.2%.**

Synergy-related costs booked in the first half of 2004 amounted to €171 million, principally covering mobility support measures, rationalisation of the Group's premises, and external services. They should be significantly lower in the second half.

Second-quarter 2004 results reflect some excellent operating performances:

- **Gross operating income** was up 23.7% on Q1-2004, to €1,082 million, and down by just 1.7% on Q2-2003, which was a high base for comparison;
- **Risk-related costs** were €128 million, down sharply by 34.7% on Q1-2004 and by 62.7% on Q2-2003;
- The **contribution from equity affiliates** came to €228 million, a year-on-year increase of 6.0%.

Net profit Group share before integration-related costs amounted to €823 million, a year-on-year increase of 37.2%.
Net profit Group share came to €569 million, an increase of 31.4% year-on-year and 12.4% quarter-on-quarter.

€ million	H1-03 pro forma	H1-04	Change H1-04/H1-03	Q2-04	Change Q2-04/Q1-04	Change Q2-04/Q2-03
Net banking income	**6,228**	**6,298**	**+1.1%**	**3,250**	**+6.6%**	**(3.3%)**
Operating expenses	(4,428)	(4,341)	(2.0%)	(2,168)	(0.2%)	(4.1%)
Gross operating income	**1,800**	**1,957**	**+8.7%**	**1,082**	**+23.7%**	**(1.7%)**
Risk-related costs	(546)	(324)	(40.7%)	(128)	(34.7%)	(62.7%)
Income from equity affiliates	431	536	+24.4%	228	(26.0%)	+6.0%
Net income on fixed assets	(89)	44	n.m.	41	13.7x	n.m.
Pre-tax ordinary income	**1,596**	**2,213**	**+38.7%**	**1,223**	**+23.5%**	**+33.8%**
Integration-related costs	-	(171)	n.m.	(130)	n.m.	n.m.
Net income	**910**	**1,232**	**+35.4%**	**650**	**+11.7%**	**+23.8%**
Net income Group share	**734**	**1,075**	**+46.5%**	**569**	**+12.4%**	**+31.4%**
Net income Group share before integration-related costs	**734**	**1,186**	**+61.6%**	**653**	**+22.5%**	**+50.8%**
Net income Group share before goodwill amortisation and integration-related costs	**1,067**	**1,533**	**+43.7%**	**823**	**+15.9%**	**+37.2%**

FINANCIAL POSITION

Crédit Agricole S.A. Group's shareholders' equity amounted to €24.2 billion at end June 2004 compared with €20.7 billion one year earlier.

Risk-weighted assets were virtually unchanged compared with end-December 2003 at €214.2 billion, and down almost €5 billion compared with end-June 2003.

The overall solvency ratio was 8.6% (Tier 1: 8.2%) compared with 8.2% and 7.5% respectively at end-June 2003.

N.B.: Unless otherwise stated, year-on-year comparisons are based on pro forma results for the first half of 2003.

RESULTS BY BUSINESS LINE

During the first half of 2004, the retail banking related business lines continued to produce excellent operating results, despite the radical restructurings within the Crédit Agricole S.A. Group during the period. Thanks to a very sharp reduction in risk-related costs, the business lines delivered strong growth of 23.7% in their contribution to Group net income before goodwill amortisation and integration-related costs, generating an **annualised ROE of 16.7%.**

1. FRENCH RETAIL BANKING – CRÉDIT AGRICOLE REGIONAL BANKS

The Regional Banks reported 12.3% growth in net income to €302 million, contributing almost 18% of Group net income before goodwill amortisation and integration-related costs. This growth reflects continued robust business volumes, coupled with tight control over operating expenses and risk-related costs.

Business was buoyant in all activities during the first half, but more particularly in insurance. Driven by a massive campaign to promote retirement savings products launched early in the year, the Regional Banks sold 750,000 contracts in the first half, including 130,000 PERPs (tax-efficient personal pension plans), a segment in which the Group has a 25% market share, thereby consolidating on its position as leading player in the French bancassurance market. The number of life insurance policies written topped the 10 million mark during the first half.

Customer assets (excluding securities and bonds) enjoyed further strong growth, rising by 7.6% or €25.1 billion over the twelve months to June 2004, to reach €355.5 billion.
The sharp increase in bank deposits was again driven by precautionary and semi-liquid savings, with passbook deposits rising by 10.1% to €50.2 billion and home-finance savings by 5.2% to €80.8 billion. Sight deposits were up 6.7% year-on-year, to €59.5 billion. The new *'Capital Vert Croissance'* time account launched in January 2004 was a great success, attracting a total of €418 million in the first half.
In a more clement environment for pension and long-term savings products, life insurance sales remained buoyant, with outstandings amounting to €94 billion, representing a year-on-year increase of 11.9%. The rebound in mutual fund investments sold by the Regional Banks continued during the first half, with a year-on-year increase of 12.1%.

Lending continued to grow, fuelled by a very strong performance in medium and long-term lending, with new business of €23.1 billion over the first half, a year-on-year increase of 26.3%, coupled with €2.4 billion in new consumer finance origination. Although residential mortgage lending contributed most of this growth, with a 35% year-on-year increase in new business, other segments also performed well including farming and small business lending (up 24% and 17% respectively). Total loans outstanding rose by 8.5% year-on-year, to €230.9 billion, compared with increases of 8.2% in Q1-2004 and 7.1% in full year 2003. Growth in the loan book was driven chiefly by mortgage loans and local authority lending (up 12.9% and 11.6% year-on-year respectively).

The campaign to win new customers and strengthen the business franchise led to a 126,000 increase in the number of current accounts over the twelve months to June 2004. The average number of products and services sold per customer continued to rise, reaching 7.5 per current account versus 7.4 at 30 June 2003.

€ millions	H1-03	H1-04	Change H1-04/H1-03	Q2-04	Change Q2-04/Q2-03
Income from equity affiliates	310	362	+16.8%	146	+23.7%
Pre-tax ordinary income	**310**	**362**	**+16.8%**	**146**	**+23.7%**
Exceptional items + tax + FGBR	(41)*	(60)*	+46.3%	(11)	2.2 x
Net income before goodwill amortisation	**269**	**302**	**+12.3%**	**135**	**+19.5%**
Allocated capital (€ bn)	**2.9**	**3.2**			
ROE	**16.4%**	**17.7%**			

* Tax impact of dividends received from the Regional Banks.

In the first half of 2004, **net banking income** from the Regional Banks (accounted for by the equity method) came to €5.9 billion, up 4.8% on first-half 2003. Growth was largely fuelled by fee income, which was up 9.2% year-on-year. All components of fee income contributed to the increase, but more particularly brokerage fees on equity and mutual fund transactions (up 14.3% year-on-year), reflecting a cautious return to the equity markets by retail investors. Coupled with tight control over operating expenses (up 2.1%), **the cost/income ratio** fell by a further 1.1 percentage point compared with H1-2003 to 59.4%. All in all, **gross operating income** rose by 8.5% year-on-year to €2.6 billion.
Risk-related costs fell by 7 basis points to a historically low level of 28 basis points. The doubtful loan ratio fell to 3.7% of total loans outstanding versus 4.2% one year earlier, while the ratio of reserves to doubtful loans stood at 69.2% versus 68.0% at 30 June 2003.

Consequently, **aggregate net income of the Regional Banks** (equity-accounted at 25%) increased sharply by 16.8% to €362 million, while their contribution to Crédit Agricole S.A.'s overall net income before goodwill amortisation rose by 12.3% to €302 million, after tax paid by Crédit Agricole S.A. on dividends received from the Regional Banks.
Annualised ROE stood at 17.7%.

In the second quarter of 2004, gross operating income of the Regional Banks was up 2.3% year-on-year. Their contribution on an equity-accounted basis came to €146 million, a rise of 23.7% on Q2-2003.

2. FRENCH RETAIL BANKING – CRÉDIT LYONNAIS

€ millions	H1-03 pro forma	H1-04	Change H1-04/H1-03	Q2-04	Change Q2-04/T1-04	Change Q2-04/Q2-03
Net banking income	**1,588**	**1,692**	**+6.5%**	**859**	**+3.1%**	**+6.3%**
Operating expenses	(1,195)	(1,234)	+3.3%	(626)	+3.0%	+3.5%
Gross operating income	**393**	**458**	**+16.5%**	**233**	**+3.6%**	**+14.8%**
Risk-related costs	(96)	(76)	(20.8%)	(32)	(27.3%)	(41.8%)
Pre-tax ordinary income	**297**	**382**	**+28.6%**	**201**	**+11.0%**	**+35.8%**
Exceptional items + tax + FGBR	(93)	(115)	+23.7%	(60)	+9.1%	+30.4%
Net income before goodwill amortisation	**204**	**267**	**+30.9%**	**141**	**+11.9%**	**+38.2%**
Cost/income ratio	**75.2%**	**72.9%**		**72.9%**		
Allocated capital (€ bn)	**2.1**	**2.2**				
ROE	**19.2%**	**23.9%**				

In the first half of 2004, the Crédit Lyonnais network delivered 16.5% growth in operating income, driven by a robust commercial performance coupled with good control over expenses.

Its robust business levels were reflected in:

- an excellent performance in placing IPOs launched in 2004 (Snecma, bioMérieux, Pages Jaunes), where Crédit Lyonnais was the leading bank network in retail placement;
- the sale of 45,000 PERPs in the first six months of the year;
- an increase of 39,000 personal customers during the first half, and a rise in the **average number of products and services sold** per customer, to 8.0 at end June 2004 versus 7.6 one year earlier.

Customer assets rose by 5.1% over one year, to €112.1 billion, fuelled by:

- a rise in bank deposits driven by sharp growth in passbook accounts (up 15.7%), notably following the success of the *Cerise* passbook (150,000 accounts attracting €824 million), together with a 3.7% increase in sight deposits;
- a continued good performance in life insurance, with in-force business up 9.3% to €28.5 billion compared with first-half 2003;
- more limited growth in mutual funds and securities, which were up 4.5% over one year due to investor caution towards the markets.

Lending remained buoyant. Loans outstanding were up 9.4% to €46.3 billion, driven by continued strong growth in mortgage loans (up 13.6% over one year) and an acceleration in amortisable consumer finance loans (up 8.2%). Middle market loans outstanding rose by 3.4% to €6.6 billion, as part of a selective boosting approach to this sector.

Net banking income from the Crédit Lyonnais network totalled €1,692 million, up 6.5% on a lacklustre H1-2003. Growth was fuelled by a significant rise in net interest income (up 7.6%) due to an improvement in deposit margins (favourable volume and rate effect), while competition in lending margins remained fierce. Fee income rose by 5.3%, driven by a sharp increase in account management and service fees (up 7.7%), together with commitment and set-up fees (up 11.3%). On a like-for-like basis, brokerage fees were up 7.3% (compared with a reported fall of 1.1% after the Prédica-UAF merger).

The increase in **operating expenses** was contained to 3.3%, half of which was due to investment in commercial capability (new branches, multi-channel platforms, etc.), and a further portion due to the reclassification of expenses as part of the Group's reorganisation. On a like-for-like basis, growth in expenses was only 2.2%. The **cost/income ratio** improved by 2.3 percentage points to 72.9%.

Gross operating income rose by 16.5% to €458 million in the first half of 2004.

Risk-related costs amounted to €76 million, a 20.8% decrease on H1-2003, which was affected by increased provisions against a small number of specific SME exposures. **The cost of risk** on weighted loans outstanding came to 41 basis points versus 56 basis points in H1-2003. **Net income before goodwill amortisation** was €267 million, a year-on-year increase of 30.9%.
Annualised ROE was 23.9% versus 19.2% at 30 June 2003.

For the second quarter of 2004, gross operating income was up 14.8% year-on-year to €233 million, driven by 6.3% growth in **net banking income**, principally due to an improvement in margins on deposits and a rise in fee income. **Operating expenses** were up 3.5% year-on-year.

Risk-related costs were down sharply, by 41.8% to €32 million. Net income before goodwill amortisation came to €141 million, an increase of 38.2% on Q2-2003.

3. SPECIALISED FINANCIAL SERVICES

Specialised financial services continued to benefit from firm growth in consumer lending, driven strongly by the international business.

In the first half of 2004, the **consumer credit** business continued to expand via acquisitions, increasing its stake in Finaref to 90% in March and its interest in Credibom (Portugal) to 100% in July. It also acquired Danish consumer credit company Dan'Aktiv in April. In May, Crédit Agricole signed an agreement with Banque Commerciale du Maroc, the main shareholder in consumer credit unit Wafabank, to strengthen the existing partnership with Sofinco. Crédit du Maroc, a 51%-owned subsidiary of Crédit Agricole S.A., will distribute Wafabank's consumer credit products via its network.

Finalion's operations were integrated with those of Sofinco at end-March.

Consumer credit outstandings – mainly handled by Sofinco, Finaref and Lukas – rose by 13.8% year-on-year to € 29.9 billion at end-June 2004. This growth stemmed from an acceleration in new business, which grew by 11.7% year-on-year in the first half of 2004 as opposed to 10.3% in the first quarter. Growth was particularly strong outside France, where new business rose by 25.6%. In France, where outstandings grew by 9.5%, demand was underpinned by increased co-operation with the Regional Banks (+9.6% year-on-year), a rise in credit granted directly by the Group (+€ 2.5 billion between first-half 2003 and 2004) and the Crédit Lyonnais network (+34.6% year-on-year).

Given the strong rise in volumes and steady margins – in spite of stiff competition – **net banking income** rose by 16% year-on-year, or by 11.9% at constant scope. Operating expenses rose by 16.1%, or 13% at constant scope, due in particular to international expansion and a change in the consolidation method used for Credibom.
Gross operating income rose by 15.9% to € 430 million in the first half of 2004.
Risk-related costs totalled € 169 million during the period, versus € 137 million in the first half of 2003, due to two factors:

- the interest discount applied to restructured outstandings under new accounting regulations (€ 17 million)
- changes in the scope of consolidation (Credibom and Dan'Aktiv: € 7 million)

Excluding these factors, risk-related costs remained under control, up 5.8% year-on-year, well below the rate of revenue growth.
Net income before goodwill amortisation was € 161 million, up 4.5% year-on-year. There was a sharp 33.3% increase in the contribution from European subsidiaries.
Consumer credit accounted for 85% of Specialised Financial Services earnings.

In the lease financing business, Ucabail and Lixxbail merged on 27 May. Ucabail now houses all of the Group's lease financing and rental businesses. Against a sluggish economic background, **lease finance outstandings** rose slightly, by 0.9%, to € 12.6 billion. This increase was due to a second-quarter recovery in new business in France, resulting mainly from syndicated business with the Regional Banks. In Poland, EFL enjoyed very strong activity levels, with outstandings up 17.3% year-on-year at 30 June 2004.

The reconfiguration of the **factoring** business should start soon, following the signature of a letter of intent concerning Crédit Agricole's purchase of Euler Hermès' stake in Eurofactor.
The factoring business generated **net income before goodwill amortisation** of € 6 million, versus a loss of € 1 million in the year-earlier period. This was due to a sharp fall in **risk-related costs,** since the business had been seriously affected by a major event in the first half of 2003. Revenues (factored receivables) recovered in the first half of 2004, rising by 3.5% to € 12.9 billion, and overall factoring outstandings were up 6.4% at € 4.9 billion.

€ m	H1-03 pro forma	H1-04	Change H1-04/H1-03	Q2-04	Change Q2-04/Q1-04	Change Q2-04/Q2-03
Net banking income	**1,042**	**1,176**	**+12.9%**	**600**	**+4.2%**	**+12.1%**
Operating expenses	(605)	(678)	+12.1%	(344)	+3.0%	+13.1%
Gross operating income	**437**	**498**	**+14.0%**	**256**	**+5.8%**	**+10.7%**
Risk-related costs	(171)	(188)	+9.9%	(93)	(2.1%)	+1.1%
Income from equity affiliates	4	(2)	*n.m.*	(3)	n.m.	n.m.
Pre-tax ordinary income	**270**	**308**	**+14.1%**	**160**	**+8.1%**	**+13.0%**
Exceptional items (before integration-related costs) + Tax + FGBR	(97)	(115)	+18.6%	(57)	(1.7%)	+3.6%
Net income before goodwill amortisation	**173**	**193**	**+11.6%**	**103**	**+14.4%**	**+24.1%**
Cost/income ratio	**58.1%**	**57.6%**		**57.3%**		
Allocated capital (€ bn)	**1.6**	**1.9**				
ROE	**20.5%**	**20.3%**				

In the segment as a whole, **net banking income** rose by 12.9% year-on-year to € 1.176 billion. Despite a 12.1% increase in expenses due to the expansion of the international consumer credit business, **gross operating income** came in up 14.0% at € 498 million (+9.4% at constant scope).
Pre-tax ordinary income totalled € 308 million, up 14.1% with respect to the first half of 2003. **Net income before goodwill amortisation** was € 193 million, 11.6% higher than in the year-earlier period. Annualised ROE was 20.3%.

In the **second quarter of 2004**, gross operating income totalled € 256 million, 10.7% higher than in the second quarter of 2003, with a 12.1% rise in net banking income offsetting expenses arising from the international expansion in consumer credit. Net income before goodwill amortisation came in at € 103 million, up 24.1% year-on-year.

4. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

Once again, the asset management and insurance business lines posted excellent operating results. The segment has now completed its integration operations, with the Predica/UAF integration in June and the CA-AM/CLAM and CPR AM/ABFCM integrations in July. Net income before goodwill amortisation totalled € 487 million, up 33.4% year-on-year.

Assets under management surged to € 401.2 billion (excluding double counting) at the end of the first half. This represents a year-on-year increase of 12.4% at constant scope, i.e. excluding the sale of the UK private banking subsidiary LACIM. This performance reflects firm net new inflow growth in asset management and life insurance, along with the slight upturn in stockmarkets.

In the **asset management** business, assets under management totalled € 317.4 billion at 30 June 2004, an increase of € 18.3 billion during the first half taking into account the harmonisation[1] of counting methods introduced at the time of the CA-AM/CLAM merger. With no adjustment of historical figures, the increase was € 30.4 billion.

This increase in **assets under management** in the first half of 2004 was due to strong net new inflows of € 12.0 billion, mainly from corporate and institutional customers and focusing on bond and alternative investments, which accounted for 42% of net new inflows. Gains in financial markets also had a positive impact (+€ 6.3 billion). Assets under management outside France, which account for 8.6% of the total, grew very strongly in the first half, rising by 64.3%, mainly due to business growth in Asia, Spain and the UK.
The asset management business posted good results, with gross operating income up 32.9% at € 226 million and net income before goodwill amortisation up 31.5% at € 142 million.

Private banking saw firm growth in the first half of 2004, with assets under management[2] rising by € 2.2 billion in the space of six months, excluding the impact of the March 2004 disposal of LACIM, which managed € 7.1 billion of assets at end-2003. This increase was due to net new inflows of € 600 million and a performance effect of € 1.6 billion. Assets under management grew by 5.3% year-on-year. In France, assets under management increased substantially, by 9% to € 26.4 billion, and outside France by 3% to € 44.3 billion.
Crédit Agricole S.A. completed the integration of its private banking entities in Monaco and Luxembourg in early July 2004. In Switzerland, the integration of CAI Suisse and Crédit Lyonnais Suisse is expected to take place in 2005. The Italian private banking business will be acquired by Banca Intesa, and the two groups will continue to co-operate.

The **life insurance subsidiaries** maintained excellent business levels. Overall premium income rose sharply by 11.3% to € 8.4 billion in the first half of 2004, and 30% of this business was in unit-linked accounts, an increase of 20.2% with respect to the first half of 2003. Overall, assets under management[3] totalled € 123.4 billion, a year-on-year increase of 10.3%. Fixed-income investments continued to dominate (77.4%), although the equity weighting rose slightly from 10.0% at end-June 2003 to 11.8% at end-June 2004.

The **property/casualty insurance business** continued to expand very rapidly, with Pacifica's portfolio growing by 14% year-on-year. Premium income was 17.7% higher than in the first half of 2003. There was robust growth in home occupiers' comprehensive cover (+13.8%), while personal accident insurance remained highly successful. The build-up in farming insurance continued, with premium income 2.4 times higher than in the first half of 2003.
Claims were down in the first half of 2004, with a claims ratio of 55.5% and an excellent combined ratio of 92.7%.

---

[1] Inclusion of mandates invested in mutual funds and restatement of feeder funds within master funds: impact of around € 12 billion.
[2] As of the first half of 2004, private banking assets under management do not include life insurance assets belonging to Crédit Lyonnais private banking customers. Historical data have been restated on this basis.
[3] The definition of assets under management used by the various subsidiaries was harmonised at the time of the Prédica/UAF integration, and historical data have been restated.

€ m	H1-03 pro forma	H1-04	Change H1-04/H1-03	Q2-04	Change Q2-04/Q1-04	Q2-04/Q2-03
Net banking income	**1,262**	**1,410**	**+11.7%**	**730**	**+7.4%**	**+12.1%**
Operating expenses	(683)	(681)	(0.3%)	(343)	+1.5%	(1.4%)
Gross operating income	**579**	**729**	**+25.9%**	**387**	**+13.2%**	**+27.7%**
Risk-related costs	(8)	(6)	(25.0%)	(6)	n.m.	(33.3%)
Income from equity affiliates	4	4	-	3	x 3	+50.0%
Pre-tax ordinary income	**575**	**727**	**+26.4%**	**384**	**+12.0%**	**+29.7%**
Exceptional items (before integration-related costs) + Tax + FGBR	(210)	(240)	+14.3%	(119)	(1.7%)	+2.6%
Net income before goodwill amortisation	**365**	**487**	**+33.4%**	**265**	**+19.4%**	**+47.2%**
Cost/income ratio	**54.1%**	**48.3%**		**47.0%**		
Allocated capital (€ bn)	**5.0**	**5.3**				
ROE	**14.6%**	**18.5%**				

Overall, **gross operating income** in this segment grew rapidly, coming in at € 729 million, up 25.9% with respect to the first half of 2003. This was due to strong net banking income, which grew by 11.7% year-on-year to € 1.410 billion, coupled with steady operating expenses (down 0.3%).

Net income before goodwill amortisation totalled € 487 million, an increase of 33.4% by comparison with the first half of 2003, while **ROE** was 18.5%.

In the **second quarter of 2004**, operating income grew very strongly, due to two positive factors: a sharp increase in **net banking income** (up 12.1% with respect to Q2 2003) and a 1.4% fall in **operating expenses.** The **cost/income ratio** continued to improve, falling from 53.5% in H1 2003 to 47% in H1 2004. Overall, **net income before goodwill amortisation** came in at € 265 million in the second quarter, up 47.2% year-on-year.

5. CORPORATE AND INVESTMENT BANKING

In the first half of 2004, in tough market conditions, the Corporate and Investment Banking segment's net income before goodwill amortisation and integration-related costs was almost 20% higher than in the year-earlier period. This was due in particular to risk-related costs, which fell to a very low level.

The main event in the first half of 2004 was the creation of **Calyon,** which combines the corporate and investment banking activities of CAI and Crédit Lyonnais. This **exceptionally large operation** included a partial transfer of assets (€ 140 billion) from Crédit Lyonnais to CAI, the input of several hundred specialists (IT experts, lawyers etc.) and a migration of capital markets operations from Crédit Lyonnais to CAI. In addition, almost all units outside France will now operate on a single platform.

Net banking income totalled € 1.956 billion, down 20.4% year-on-year due to very high activity levels in the first half of 2003.
The cost base was significantly reduced. **Operating expenses** fell by 14.2% year-on-year, reflecting the initial impact of integration-related synergies. Outside France, two thirds of headcount synergies have been realised, while the figure in France is 40%. **Gross operating income** totalled € 588 million, down 31.9% year-on-year.

Risk-related costs fell dramatically, by 94.3% to € 15 million versus € 265 million in the first half of 2003. This was due to the improvement in the international economic environment.
Taking into account earnings from equity affiliates (related to the transfer of Al Bank Al Saudi Al Fransi, which was previously part of the International Retail Banking segment) and net income on fixed assets, the segment generated **net income before goodwill amortisation** of € 502 million, up 19.8% year-on-year.

€ m	H1-03 pro forma	H1-04	Change H1-04/H1-03	Q2-04	Change	
					Q2-04/Q1-04	Q2-04/Q2-03
Net banking income	**2,458**	**1,956**	**(20.4%)**	**953**	**(5.0%)**	**(31.3%)**
Operating expenses	(1,595)	(1,368)	(14.2%)	(652)	(8.9%)	(21.8%)
Gross operating income	**863**	**588**	**(31.9%)**	**301**	**+4.9%**	**(45.7%)**
Risk-related costs	(265)	(15)	(94.3%)	27	n.m.	n.m.
Income from equity affiliates	-	36	n.m.	36	n.m.	n.m.
Net income on fixed assets	-	41	n.m.	1	n.m.	n.m.
Pre-tax ordinary income	**593**	**650**	**+9.6%**	**365**	**+28.1%**	**(0.8%)**
Exceptional items (before integration-related costs) + Tax + FGBR	(174)	(148)	(14.9%)	(80)	+15.0%	(27.9%)
Net income before goodwill amortisation	419	502	+19.8%	285	+31.3%	+10.9%
Cost/income ratio	**64.9%**	**69.9%**		**68.4%**		
Allocated capital (€ bn)	**8.3**	**7.8**				
ROE	**10.9%**	**13.0%**				

In the **second quarter of 2004,** the segment generated **net income before goodwill amortisation** of € 285 million, up 10.9% on the year-earlier period. This improvement was due to the risk situation: in the second quarter of 2004, € 27 million was released from provisions, whereas € 181 million had been allocated in the same period of 2003. In Q2 2004, **gross operating income** totalled € 301 million, on the back of a 31.3% fall in net banking income and a sharp reduction in operating expenses, which fell by 21.8% year-on-year.

These results reflect differing performances in each business area.

Financing activities

€ m	H1-03 pro forma	H1-04	Change H1-04/H1-03	Q2-04	Change	
					Q2-04/Q1-04	Q2-04/Q2-03
Net banking income	**1,045**	**870**	**(16.7%)**	**411**	**(10.5%)**	**(25.3%)**
Operating expenses	(608)	(471)	(22.5%)	(203)	(24.3%)	(34.7%)
Gross operating income	**437**	**399**	**(8.7%)**	**208**	**+8.9%**	**(13.0%)**
Risk-related costs	(312)	21	n.m.	57	n.m.	n.m.
Income from equity affiliates	-	36	n.m.	36	n.m.	n.m.
Net income on fixed assets	(5)	2	n.m.	2	n.m.	n.m.
Pre-tax ordinary income	**120**	**458**	**x3.8**	**303**	**+95.5%**	**n.m.**
Exceptional items (before integration-related costs) + Tax + FGBR	(34)	(100)	x2.9	(56)	+27.3%	n.m.
Net income before goodwill amortisation	**86**	**358**	**x4.2**	**247**	**x2.2**	**n.m.**
ROE	**4.1%**	**14.9%**				

Financing activities generated **net income before goodwill amortisation** of € 358 million, up from € 86 million in the first half of 2003.

Net banking income was € 870 million, down 16.7% with respect to the first half of 2003, when the business benefited from some major project finance and large syndication deals that failed to recur in 2004. At constant scope and exchange rates and excluding exceptional revenues in the first half of 2003, the decline in revenues was limited to 5%, despite the weaker operating environment. Weighted assets fell by € 11 billion year-on-year. The decline in **net banking income** was partly offset by a very sharp 22.5% drop in operating expenses caused by the streamlining of the international structure. **Gross operating income** totalled € 399 million, down 8.7% relative to the year-earlier period.

Risk-related costs fell sharply. Indeed, this caption was a net release of € 21 million, versus a charge of € 312 million in the first half of 2003. Al Bank Al Saudi Al Fransi (BSF) was transferred into the Financing Activities business, and contributed € 35 million to the 'income from equity affiliates' caption.

Annualised ROE was 14.9%.

In the **second quarter of 2004, net income before goodwill amortisation** totalled € 247 million, 2.2 times the figure seen in 2003. This was due to a € 57 million contribution from the **risk-related costs** caption versus a charge of € 230 million in the second quarter of 2003. **Gross operating income** was down 13% at € 208 million on the back of a decline in **net banking income** (to € 411 million), partially offset by a sharp drop in operating expenses (-34.7%).

Capital markets and investment banking

€ m	H1-03 pro forma	H1-04	Change H1-04/H1-03	Q2-04	Change Q2-04/Q1-04	Change Q2-04/Q2-03
Net banking income	**1,413**	**1,086**	**(23.1%)**	**542**	**(0.4%)**	**(35.3%)**
Operating expenses	(987)	(897)	(9.1%)	(449)	+0.2%	(14.1%)
Gross operating income	**426**	**189**	**(55.6%)**	**93**	**(3.1%)**	**(70.5%)**
Risk-related costs	47	(36)	n.m.	(30)	x5	n.m.
Income from equity affiliates	-	-	n.m.	-	n.m.	n.m.
Net income on fixed assets	-	39	n.m.	(1)	n.m.	n.m.
Pre-tax ordinary income	**473**	**192**	**(59.4%)**	**62**	**(52.3%)**	**(83.0%)**
Exceptional items (before integration-related costs) + Tax + FGBR	(140)	(48)	(65.7%)	(24)	-	(77.1%)
Net income before goodwill amortisation	**333**	**144**	**(56.8%)**	**38**	**(64.2%)**	**(85.3%)**
ROE	22.3%	10.0%				

Net banking income was € 1.086 billion in the first half of 2004. This 23.1% decline stemmed from several contrasting factors. There was a substantial fall in revenues from trading and equity derivatives, where the integration process had its greatest adverse impact. Performance was reasonable in the lending and fixed-income (trading, derivatives, futures) businesses, where the decline was limited despite a weaker market background than in the first half of 2003. Finally, there was a robust 46% increase in brokerage revenues, due to higher trading levels.

Operating expenses came in down 9.1% at €897 million, and down 7.4% at constant business scope. **Gross operating income** fell by 55.6% to € 189 million.

The contribution from the **private equity** business remained limited.

Risk-related costs totalled € 36 million, and mainly concerned listed investments in the private equity portfolio.

Net income before goodwill amortisation totalled € 144 million, giving annualised **ROE** of 10.0%.

In the **second quarter of** 2004, the capital markets and investment banking business generated **gross operating income** of € 93 million and **net income before goodwill amortisation** of € 38 million.

6. INTERNATIONAL RETAIL BANKING

In the first half of 2004, the International Retail Banking segment benefited from Banca Intesa's contribution, which rose from € 75 million in the first half of 2003 to € 108 million. On the other hand, it suffered from the transfer of Al Bank Al Saudi Al Fransi (BSF) to the Corporate and Investment Banking segment, resulting in a € 35 million fall in income from equity affiliates.

Net income before goodwill amortisation totalled € 156 million, up 40.5% relative to the year-earlier period.

€ m	H1-03 pro forma	H1-04	Change H1-04/H1-03	Q2-04	Change	
					Q2-04/Q1-04	Q2-04/Q2-03
Net banking income	**187**	**186**	**(0.5%)**	**99**	**+13.8%**	**+2.1%**
Operating expenses	(146)	(150)	+2.7%	(80)	+14.3%	+9.6%
Gross operating income	**41**	**36**	**(12.2%)**	**19**	**+11.8%**	**(20.8%)**
Risk-related costs	(20)	(13)	(35.0%)	(4)	(55.6%)	(66.7%)
Income from equity affiliates	99	139	+40.4%	53	(38.4%)	(14.5%)
Pre-tax ordinary income	**120**	**162**	**+35.0%**	**68**	**(27.7%)**	**(8.1%)**
Exceptional items (before integration-related costs) + Tax + FGBR	(9)	(6)	(33.3%)	(4)	+100%	-
Net income before goodwill amortisation	**111**	**156**	**+40.5%**	**64**	**(30.4%)**	**(8.6%)**
Cost/income ratio	**78.1%**	**80.6%**		**80.8%**		
Allocated capital (€ bn)	**2.4**	**2.4**				
ROE	**9.4%**	**13.6%**				

In the **second quarter of 2004, net income before goodwill amortisation** was € 64 million versus € 70 million in the year-earlier period, due to the BSF transfer.

7. PROPRIETARY ASSET MANAGEMENT AND OTHER ACTIVITIES

The net loss from Proprietary Asset Management and Other Activities totalled € 217 million in the first half of 2004, as opposed to € 298 million in the first half of 2003.

Net banking income was boosted by the positive impact on equity portfolios caused by the financial market upturn. In the first half of 2004, net banking income included a net release of € 16 million from provisions on securities in the portfolio business, versus € 152 million of additions to provisions in the year-earlier period, giving a € 168 million boost to net banking income in H1 2004.
On the other hand, net banking income included a slight increase in financing costs (up € 15 million) resulting mainly from the acquisition of a further 29% stake in Finaref (14.5% in December 2003 and 14.5% in March 2004).

The Group's reorganisation has led to some changes in the allocation of activities between this segment and Crédit Agricole's other segments. The impact on gross operating income in the Proprietary Asset Management and Other Activities segment is almost zero, with net banking income and operating expenses both rising by around € 50 million.

€ m	H1-03 pro forma	H1-04	Change H1-04/H1-03	Q2-04	Change	
					Q2-04/Q1-04	Q2-04/Q2-03
Net banking income	**(309)**	**(122)**	**(60.5%)**	**9**	**n.m.**	**n.m.**
Operating expenses	(204)	(230)	+12.7%	(123)	+15.0%	+29.5%
Gross operating income	**(513)**	**(352)**	**(31.4%)**	**(114)**	**(52.1%)**	**(44.9%)**
Risk-related costs	14	(26)	n.m.	(20)	x3.3	n.m.
Income from equity affiliates	14	(3)	n.m.	(7)	n.m.	n.m.
Net income on fixed assets	(84)	3	n.m.	40	n.m.	n.m.
Pre-tax ordinary income	**(569)**	**(378)**	**(33.6%)**	**(101)**	**(63.5%)**	**(55.7%)**
Exceptional items (before integration-related costs) +Tax + FGBR	271	161	(40.6%)	12	(91.9%)	(94.5%)
Net income before goodwill amortisation	**(298)**	**(217)**	**(27.2%)**	**(89)**	**(30.5%)**	**(21.2%)**

CRÉDIT AGRICOLE GROUP CONSOLIDATED RESULTS

In the first half of 2004, the Crédit Agricole Group generated **net income group share** of € 1.808 billion, representing a year-on-year increase of 31.2%.
This increase was mainly due to firm operational impetus, with gross operating income rising by 8.7% year-on-year to € 4.272 billion, and a sharp 23.9% fall in risk-related costs. Integration-related costs totalled € 171 million.
Total shareholders' equity (group share) plus the Fund for General Banking Risks totalled € 44.6 billion at 30 June 2004. The solvency ratio was 10.2% (Tier 1 ratio: 7.8%).

Group financial data

€ m	H1-03* pro forma	H1-04	% change H1-04/H1-03
Net banking income	**11,685**	**12,033**	**+3.0%**
Operating expenses	(7,753)	(7,761)	(0.1%)
Gross operating income	**3,932**	**4,272**	**+8.7%**
Risk-related costs	(934)	(711)	(23.9%)
Income from equity affiliates	118	170	+44.1%
Net income on fixed assets	(123)	29	n.m.
Pre-tax ordinary income	**2,993**	**3,760**	**+25.6%**
integration-related costs	-	(171)	n.m.
Extraordinary items	(90)	(25)	(72.2%)
Tax	(1,014)	(1,226)	+20.9%
Goodwill amortisation	(355)	(359)	+1.1%
FGBR	(21)	(27)	+28.6%
Net income	**1,533**	**1,952**	**+27.3%**
Net income group share	**1,378**	**1,808**	**+31.2%**
Net income group share before goodwill and integration-related costs	**1,713**	**2,278**	**+33.0%**

* Unaudited by the auditors

The above data relate to the Crédit Agricole Group, consisting of all Local Banks, Regional Banks, Crédit Agricole S.A. and subsidiaries.

***

Presentation available on the website: www.credit-agricole-sa.fr

17 September 2004

Euler Hermes is selling its stake in Eurofactor to Credit Agricole

Press release

Following the discussions started this summer, Credit Agricole and Euler Hermes confirm that they have signed the agreement for the acquisition by Credit Agricole of Euler Hermes' 49.09% participation in factoring company Eurofactor.

The transaction, planned to be realised by the end of the year and which still has to be approved by the competent regulatory authorities, will be based on a Eurofactor valuation of 383 million euros. The Credit Agricole will then own 98.2% of Eurofactor.

After the transaction, Credit Agricole will become the leader in the French factoring market and one of the leading players in Europe through its two subsidiaries Transfact and Eurofactor.

Euler Hermes and Credit Agricole will continue their fruitful business relationships in factoring and credit insurance, both in France and abroad (United Kingdom, Belgium, Germany, Spain and Portugal).

Eurofactor is one of the European leaders in factoring business with a factored turnover of 21 billion euros in 2003.

Euler Hermes is the world-wide leader in credit insurance and one of the leaders in bonding and guarantees. With 5,400 employees in 36 countries, Euler Hermes has a share of 36% of the global credit insurance market and offers a complete range of services for the management of customer receivables.

Euler Hermes, subsidiary of AGF and a member of the Allianz group, is listed on the Premier Marché of Euronext Paris. The Group and its principal credit insurance subsidiaries are rated A+ by Standard & Poor's.

←Back

20 September 2004

Proposed merger of the Luxembourg private banking arms of Crédit Agricole and Crédit Lyonnais

Press release

The integration of Crédit Agricole Indosuez Luxembourg and Crédit Lyonnais Luxembourg was launched in February 2004 as part of the overall integration process taking place in the Crédit Agricole Group's International Private Banking business.

The first stage in the process was to create a private banking group in Luxembourg by making Crédit Lyonnais Luxembourg a subsidiary of Crédit Agricole Indosuez Luxembourg. This stage was completed on 2 July 2004.

Now that the private banking group in Luxembourg is operational and convergence continues between two banks with a good fit in terms of customer base, similar products and real growth prospects, we propose to launch a second integration stage between the two banks.

The Boards of Directors of both banks will shortly be asked to approve a merger between the Luxembourg private banking units. If approved, Crédit Agricole's new private banking subsidiary in Luxembourg will be called Crédit Agricole Luxembourg and will operate under the trade name Crédit Agricole Luxembourg Private Bank.

The proposed merger, which is intended to strengthen the Crédit Agricole Group's presence in Luxembourg, is scheduled for completion by July 2005. It requires prior approval from the banking supervisory authorities and the governing bodies of both banks.

←Back

File No. 82-34771

Exhibit 4.2

Shareholder Newsletter No. 7

Dated September 2004

Please see attached.

Shareholder newsletter



CRÉDIT AGRICOLE S.A.

No. 7
September 2004



Jean Laurent
Chief Executive Officer



René Carron
Chairman

Dear Shareholder,

The first half of 2004 was an exceptionally busy period. We completed the main stages of the Crédit Lyonnais integration and achieved strong earnings growth.

Our results show a combination of growth and a firm grip on risks and costs. The Regional Banks and the Crédit Lyonnais network achieved robust commercial growth, there was further strong progress in consumer credit, and a sustained increase in insurance and asset management inflows. Corporate and investment banking also made headway, due in particular to lower expenses and risk-related costs. These results are particularly pleasing since they come against the background of the Group's radical reorganisation.

As you know, we have taken the challenging decision to carry out "decentralised integration", i.e. to combine our strengths in each business area, resulting in units which have a high level of responsibility and are transparent in terms of activities and management. The challenge lies in the fact that many different operations have to be carried out simultaneously. The enthusiastic commitment of our teams meant that most of the Crédit Lyonnais integration was completed in the first half of 2004, and that almost all of the legal merger operations will be completed by the end of the year.

As a result, the Group's new architecture is now in place, and our synergy programme is well underway. Our achievements in the last few months show that we are fully on-track to hit the ambitious targets we have set ourselves, in terms of both return on capital employed and the timetable. As a result, the Group will be in full working order as it enters 2005, with a real ambition for growth and a plan that will boost motivation in all segments.

We are pursuing these developments in accordance with the Group's values, taking into account individual situations and paying close attention to our staff, who are crucial to the success of our plans. We are approaching the future with determination and confidence, and we thank you for the trust you have placed in us.

Jean Laurent   René Carron

The first half of 2004 was a busy time, both commercially and in terms of our organisation. We continued to achieve good commercial progress in all segments, resulting in a substantial increase in each segment's contribution to Crédit Agricole S.A.'s earnings.

At the same time, the Crédit Agricole S.A. Group completed most of the Crédit Lyonnais integration in accordance with the initial timetable. Against the background of this radical reorganisation, the earnings growth achieved in the first half of 2004 proves the solidity and wisdom of Crédit Agricole S.A.'s strategy.

Good operating performance
Strong earnings growth

*To make it easier to draw comparisons and assess operational performance, figures are presented on a **pro forma** basis, as if Crédit Agricole S.A. had taken control of Crédit Lyonnais on 1 January 2003.*

In the first half of 2004, Crédit Agricole S.A. posted good operating performance and strong earnings growth. Net banking income rose by 1.1% to €6,298 million. Business levels were very strong in asset management and consumer credit, and the Crédit Lyonnais network showed firm commercial impetus. This more than offset the fall in corporate and investment banking revenues, which should be put into context, given the particularly positive operating environment in the year-earlier period.

Operating expenses fell by 2% to €4,341 million, as a direct result of initial synergies resulting from Crédit Lyonnais' integration into the Crédit Agricole S.A. Group. Gross operating income totalled €1,957 million, up 8.7% with respect to the first half of 2003.

Risk-related costs fell sharply, by 40.7% to €324 million. The decline was particularly pronounced in the financing business.

The contribution from equity affiliates rose by 24.4%, from €431 million to €536 million. This was due to a 16.8% increase in Crédit Agricole S.A.'s share of the Regional Banks' earnings, along with the performance of Banca Intesa, whose contribution rose by 44%.

Overall, net income Group share, before goodwill amortisation and integration-related costs, came in up 43.7% at €1,533 million. After goodwill amortisation and integration-related costs, net income Group share was €1,075 million, an increase of 46.5%.

*Since **Crédit Agricole S.A. owns 25% of the Regional Banks' capital,** it accounts for their results under the equity method in accordance with its 25% stake.*

Consolidated results

€ million	First half 2003 pro forma	First half 2004	Change
Net banking income	6,228	6,298	+1.1%
Operating expenses	(4,428)	(4,341)	(2.0%)
Gross operating income	1,800	1,957	+8.7%
Net income Group share	734	1,075	+46.5%
Net income Group share before goodwill amortisation and integration-related costs	1,067	1,533	+43.7%

Solid financial position

Crédit Agricole S.A. Group's shareholders' equity totalled €24.2 billion at end-June 2004, as opposed to €20.7 billion at end-June 2003.

Including subordinated debt, preferred shares and the fund for general banking risks, Crédit Agricole S.A. had total capital of €47.2 billion.

The overall solvency ratio was 8.6% (8.2% Tier 1), as opposed to 8.2% and 7.5% respectively at end-June 2003.

Capital

(Shareholders' equity, FGBR* and subordinated debt)

€ billion


47.1
47.2
18.7
18.1
26.8
9.8
1.6
15.4
1.9
1.9
23.6
24.2
Dec. 2002
Dec. 2003
June 2004

Subordinated debt and similar | Preferred shares | FGBR* | Shareholders' equity

*Fund for general banking risks

Excellent performance in all Group business lines

French retail banking – Crédit Agricole Regional Banks: earnings growth maintained

Net income*: €302 million ROE: 17.7%

- Firm commercial performance, particularly in insurance
- Strong growth in loan production and loans outstanding
- Substantial increase in fee income and customer service revenues

French retail banking – Crédit Lyonnais network: strong growth in operating income

Net income*: €267 million ROE: 23.9%

- Firm progress in savings and loans outstanding
- Solid growth in commercial activity in all customer segments
- Firm grip on expenses

Specialised financial services: firm development and growth

Net income*: €193 million ROE: 20.3%

- Strong growth in consumer credit outstandings
- Gradual recovery in the factoring and leasing businesses, along with a more benign operating environment

Asset management, insurance and private banking: remarkable net inflow and earnings performance

Net income*: €487 million ROE: 18.5%

- Strong growth in asset management inflows, particularly outside France
- Ongoing rapid expansion in the insurance business
- Higher private banking earnings

Corporate and investment banking: contribution to Group earnings up 20%

Net income*: €502 million ROE: 13.0%

- Creation of Calyon and a radical reorganisation
- An overall decline in revenues, particularly in equity derivatives, partly offset by a substantial fall in expenses
- Sharp improvement in credit risk

International retail banking: strong improvement in the earnings contribution

Net income*: €156 million ROE: 13.6%

- Substantial improvement in the contribution from Banca Intesa
- Transfer of the stake in Saudi Fransi to Calyon
- Strong growth in net income*

*Net income before goodwill amortisation and integration-related costs

The press release and the visuals used in the results presentation can be consulted at www.credit-agricole-sa.fr

We are entering the autumn with a substantially different organisation. In the first half of the year, the construction of the new-look Crédit Agricole S.A. progressed at a rapid pace, due to the remarkable efforts of our teams. Most of the Crédit Lyonnais businesses were integrated into the relevant segments, and almost all of the new legal structures were set up.

Reorganised central functions and business segments

This exceptionally large integration programme involves the combination of central functions (human resources, finance, risk management, general secretariat, control and audit, operations and logistics), which are in charge of co-ordinating the project and ensuring consistency. It also involves merging subsidiaries with the same business activities at both Crédit Agricole S.A. and Crédit Lyonnais.

Operating activities have been split between six major business segments, and most of the resulting mergers were carried out in the first half of 2004, in corporate and investment banking, asset management, consumer credit, life insurance and leasing.

Integration complete by the end of the year

The Group's new architecture is now in place. Legal operations have been mostly completed, and remaining operations are scheduled for completion in the next few months. Geographical integration work is continuing, and will be practically all finished by the end of the year. The integration of IT systems is also progressing rapidly. Finally, the synergy programme is well underway, and the Crédit Agricole S.A. Group will therefore be fully up and running by the end of 2004.

"The reorganisation that we have just completed is unprecedented in Europe, and was finished on schedule. This reflects the huge motivation and cohesion shown by our managers and their teams in carrying out a project that was characterised by great clarity."

Jean Laurent

Sofinco/Finalion merger

The merger between Crédit Agricole S.A. subsidiary Sofinco and Crédit Lyonnais subsidiary Finalion took place on 31 March 2004. This operation consolidates Crédit Agricole's leading position in the French consumer credit market.

Staff relocation: first moves

Transfact's staff were the first to relocate in February. Overall, by the end of August, 5,000 staff had moved.

Creation of Calyon

Calyon Corporate and Investment Bank was born on 30 April 2004 after the transfer of Crédit Lyonnais' corporate and investment banking activities to CAI. The new unit operates principally in capital markets, investment banking and financing. It has a presence in more than 60 countries, and is one of Europe's largest corporate and investment banking businesses in terms of capital.

Labour policy agreement and opening of the Mobility Unit

The labour policy agreement that forms part of the French integration process complies with the commitments made by general management to avoid involuntary redundancies and to make internal mobility a priority. To meet these commitments, the Group has set up the Mobility Unit, a unique resource that has been in place since April.

Acquisition of the third tranche of Finaref

Pursuant to agreements made in December 2002, Crédit Agricole S.A. initially acquired a 61% stake in Finaref from Pinault-Printemps-Redoute, followed by a further 14.5% in December 2003, and a final 14.5% in March 2004.

PPR has retained a 10% stake in Finaref, under a long-term partnership agreement between Finaref and PPR group businesses.

Ucabail/Lixxbail merger

Ucabail merged with Crédit Lyonnais subsidiary Lixxbail Groupe on 27 May. Ucabail now houses the Group's leasing and rental activities, aimed at meeting the needs of companies and professionals as regards financing equipment, property, long-term vehicle rental, energy-saving investments and IT systems.

Creation of the Nord Midi-Pyrénées Regional Bank

Crédit Agricole's Sud Alliance and Quercy Rouergue Regional Banks merged to create the Nord Midi-Pyrénées Regional Bank.

Predica/UAF merger

Crédit Agricole S.A. created a separate life insurance segment on 30 June by merging its Predica and Union des Assurances Fédérales insurance subsidiaries. The merger strengthens Predica's position as France's leading bancassurer and second-largest life insurer, which it has held for several years. The Group decided to capitalise on the Predica brand by applying it to the merged entity.

Crédit Lyonnais: a national retail bank

Crédit Lyonnais is now focused on its retail banking activities, and its business plan was presented on 6 July to the Central Works Council. The aim is to build a unique banking business model, which distinguishes Crédit Lyonnais clearly from its national multi-business and regional mutual competitors. The plan also features rapid expansion, including the opening of 150 new branches.

CA-AM/CLAM merger

On 2 July 2004, CA-AM and CLAM – two major players in the French asset management market – combined to form a major European asset management player with international reach. The new unit has been named Crédit Agricole Asset Management, in order to capitalise on the Crédit Agricole brand and its high international profile. In France, the new entity ranks number one in collective asset management and number two in employee savings.

Combination of CPR Asset Management and ABF Capital Management

CPR Asset Management and ABF Capital Management have been combined under the CPR Asset Management banner. The merged company houses all of Crédit Agricole S.A.'s quantitative asset management resources. Following this merger, CPR Asset Management offers investors a broader range of products and services, particularly in equity-based quantitative asset management.

FIRST HALF 2004

Merger agreement between the Brie and Somme Regional Banks

The Chairmen and CEOs of the Brie and Somme Regional Banks signed a draft merger agreement on 23 April. The agreement sets out the terms under which the two Regional Banks will merge, giving rise to a new entity, the Brie Picardie Regional Bank. The merger should take place in the first half of 2005.

Acquisition of Danish company Dan Aktiv by Finaref

Crédit Agricole S.A. acquired Danish consumer credit company Dan Aktiv on 2 April for €53 million. Dan Aktiv is now managed by Finaref, which has operated in the Nordic markets since 1998.

Acquisition of Europabank by Crédit Agricole Belge

Crédit Agricole Belge – which is 50% owned by Crédit Agricole S.A. and the Nord de France and Nord-Est Regional Banks – has acquired Belgian bank Europabank. This acquisition strengthens the Group's positions in Belgium, and enables it to continue developing in this market.

Strengthening the strategic partnership with Banque Commerciale du Maroc

Crédit Agricole S.A., a long-standing partner of Wafabank, and Banque Commerciale du Maroc, Wafabank's largest shareholder, signed an agreement strengthening their partnership, particularly in consumer credit and asset management.

Unifica becomes Crédit Agricole Immobilier

In order to harmonise the Crédit Agricole Group's image, Crédit Agricole S.A. subsidiaries have adopted new identities based on their business lines. As a result, property unit Unifica has become Crédit Agricole Immobilier.

Calyon sells a 42% stake in Banque Libano-Française S.A.L.

Calyon sold the majority of its interest in Banque Libano-Française S.A.L. Calyon retains close correspondent banking relations with the bank, but is no longer responsible for its management.

CALYON
CORPORATE AND INVESTMENT BANK

Calyon is the new brand for the Group's corporate and investment banking business, reflecting its two original brands: Crédit Agricole Indosuez and Crédit Lyonnais.

Shareholders' questions

The following is a summary of questions raised by shareholders either by phone or at presentations and meetings

A year after the merger, what is the relationship between the Regional Banks and the Crédit Lyonnais network?

The Regional Banks and Crédit Lyonnais have two different but complementary banking models. This is particularly true in terms of geographical presence – with Crédit Lyonnais having a stronger position in urban areas – and customers, since studies show that there is very little overlap between their customer bases. We are aiming to make the most of these complementary features by differentiating the two networks even more, especially as regards brand image and the organisation of customer relations.

The relationship between the Regional Banks and the Crédit Lyonnais network is characterised both by natural competition and enhanced collaboration. The two entities have signed up to a code of conduct based on three principles: awareness of belonging to the same group, healthy and fair competition and customers' freedom to choose.

Has Calyon suffered from the restructuring?

It is true that the most complex and delicate integration operations have concerned Calyon. To create Calyon, €140 billion of assets were transferred from Crédit Lyonnais to Crédit Agricole Indosuez. Today, the technical reorganisation is almost complete, as is the operational reorganisation. All this was made possible by the remarkable commitment of our teams, during a testing period.

Despite this reorganisation, the corporate and investment banking business increased its earnings contribution substantially with respect to the first half of 2003.

Calyon will now work to consolidate and develop its positions, making the most of its strengths and addressing the few weaknesses resulting from the merger.

How is the synergy plan progressing?

We can confirm the initial synergy target for 2004 (€275 million) announced at the time of the merger, since we had already achieved €211 million of synergies by 30 June 2004.

Investment data at 8 September 2004

Number of shares	1,473,522,437
Share price	€21.36
High/low since 01/01/2004	
High (08/04/2004)	€21.72
Low (05/01/2004)	€18.98
Change since 01/01/2004	
Crédit Agricole S.A.	+12.84%
CAC 40	+3.36%
Market capitalisation	
(€ million)	31,474
2003 data per share	
Net assets[1]	€15.45
Net income[2]	€1.63
Net dividend (excluding tax credit)	€0.55

(1) After dividend payout

(2) Before goodwill amortisation and integration-related costs (consolidated pro forma accounts)

Share price from 14 December 2001 to 8 September 2004


14 December 2001 = 100
150
120
90
60
30
21.36 €
13 Dec. 2001
14 March 2002
13 June
12 Sept.
12 Dec.
13 March 2003
13 June
12 Sept.
12 Dec.
12 March 2004
11 June
8 Sept.
Crédit Agricole S.A.
DJ Stoxx Banks*
CAC 40

*DJ Stoxx Banks Index: European benchmark index for the banking sector

Awards

Crédit Agricole: Bank of the Year 2004

On 7 September in London, The Banker magazine (part of the Financial Times group) named Crédit Agricole Bank of the Year (France) for the second consecutive year.

Crédit Agricole S.A. receives the Grand Prix du Gouvernement d'Entreprise in the "individual shareholder" category

L'Agéfi's Grand Prix du Gouvernement d'Entreprise awards are designed to acknowledge best practice in the field of corporate governance. The "individual shareholder"award was given to Crédit Agricole S.A., following a survey of individual shareholders carried out by Ipsos.

Four-star shareholder relations

In its May 2004 "shareholder service benchmark" survey, Le Journal des Finances named Crédit Agricole S.A. as one of the top five banks surveyed.



Investor relations team ranked number one in Europe in the Institutional Investor 2004 survey

Institutional Investor magazine ranked Crédit Agricole S.A.'s institutional investor relations team number one among European banks as regards improvements in the quality of operation and information provided.

A new-look Euronext in January 2005

This summer, Euronext announced the main reforms it is planning to apply to its markets as of 1 January 2005. These reforms are intended to improve visibility and liquidity for small and medium-sized listed companies, as well as offering new pan-European financing opportunities to SMEs. They include three main aspects:

- The Premier Marché, Second Marché and Nouveau Marché will disappear, to be replaced by a single list, the Eurolist.
- Financial intermediaries will be encouraged to carry out enhanced financial analysis of small- and mid-cap stocks.
- A new organised but unregulated market called Alternext will be created in 2005.

This reform will initially be implemented in Euronext Paris but will be extended to the Amsterdam, Brussels and Lisbon markets.

New indices

Several new indices will be created: a MidCap index, a SmallCap index and an index combining the two.

Euronext's leading Paris indices – the CAC 40 and SBF 120 – will be maintained, as will the existing sector indices. However, the Nouveau Marché, Second Marché and Midcac indices will eventually be withdrawn.

Crédit Agricole S.A. enters the Dow Jones Euro Stoxx 50

Following the annual review of the Dow Jones Euro Stoxx 50 index's constituents, Crédit Agricole will enter the index on 20 September 2004.

The index is made up of the eurozone's 50 largest listed companies by market capitalisation. It differs from the Stoxx 50 index, which consists of the 50 largest listed companies by market capitalisation in the whole of Europe.

Entry into this index will greatly benefit Crédit Agricole S.A. shares. It will increase recognition of the stock, improve its liquidity and raise its profile among international investors.

Contacts

Address
Crédit Agricole S.A.
Service Relations actionnaires
91-93, boulevard Pasteur
75710 Paris cedex 15, France

Website
www.credit-agricole-sa.fr

e-mail
infos.actionnaires@credit-agricole-sa.fr

Key dates

Presentation of 3Q-04 results
Wednesday, 17 November 2004

CRÉDIT AGRICOLE S.A.

The newsletter (Ref. 7349SCL - 09/04) is published by the Investor Relations Department of Crédit Agricole S.A. 91-93 Bd Pasteur - 75015 Paris/Produced by econeo/Photo credits: Photo Alto - Hervé Thouroude.

File No. 82-34771

Exhibit 4.3

Presentation given at the Crédit Agricole Chevreux autumn conference

September 30, 2004

Please see attached.

Crédit Agricole Cheuvreux autumn conference

Gilles de Margerie

Group financial and risk management Chief Officer

CRÉDIT AGRICOLE S.A.

Plan

- ✓ First-half 2004 results
- ✓ Main strategic objectives set in 2001 and 2002
- ✓ Current situation
- ✓ Future strategy

Crédit Agricole S.A. consolidated income statement

€ m	H1-03 proforma	H1 04	Change H1 04/H1-03
Net banking income	**6,228**	**6,298**	**+1.1%**
Operating expenses	(4,428)	(4,341)	(2.0%)
Gross operating income	**1,800**	**1,957**	**+8.7%**
Risk-related costs	(546)	(324)	(40.7%)
Equity affiliates	431	536	+24.4%
Net income on fixed assets	(89)	44	ns
Pre-tax income	**1,596**	**2,213**	**+38.7%**
Integration-related costs	-	(171)	ns
Net income	910	1,232	+354%
Net income – group share	734	1,075	+46.5%
Net income – group share before integration-related costs	734	1,186	+61.6%
Net income – group share before goodwill amortisation and integration-related costs	1,067	1,533	+43.7%

First-half 2004 results

A sound balance sheet

- ✓ Prudential shareholders' equity stable in the first half of 2004. Shareholders' equity (Group share) were 2.5% higher than at 31 December 2003
- ✓ Modest rise in risk-weighted assets during the first half. These assets declined by nearly €5bn over one year
- ✓ The Tier I ratio rose to 8.2% in H1-04 from 7.9% at 31 December 2003

Capital (Shareholders' equity, FGBR and subordinated debt)


€ bn
26.8
47.1
47.2
9.8
18.7
18.1
Dec 02
Dec 03
Jun 04

	% change June 04/Dec 03
Subordinated debt and similar*	(3.2)
Preferred shares	+2.1
FGBR	(2.9)
Shareholders' equity	+2.5
Total	-

* Including lower Tier one capital

Risk-weighted assets (€ bn) and Cooke ratio (%)


€219.0bn
€212.5bn
€214.2bn
8.2%
8.9%
8.6%
7.5%
7.9%
8.2%
Jun 03
Dec 03
Jun 04
International solvency ratio
Of which Tier 1

Crédit Agricole group consolidated income statement

€ m	H1-03* proforma	H1 04	Change H1 04/H1-03
Net banking income	**11,685**	**12,033**	**+3.0%**
Operating expenses	(7,753)	(7,761)	(0.1%)
Gross operating income	**3,932**	**4,272**	**+8.7%**
Risk-related costs	(934)	(711)	(23.9%)
Equity affiliates	118	170	+44.1%
Net income on fixed assets	(123)	29	ns
Pre-tax ordinary income	**2,993**	**3,760**	**+25.6%**
Integration-related costs	-	(171)	ns
Extraordinary items	(90)	(25)	(72.2%)
Tax	(1,014)	(1,226)	+20.9%
Goodwill amortisation	(355)	(359)	+1.1%
FGBR	(21)	(27)	+28.6%
Net income	**1,533**	**1,952**	**+27.3%**
Net income – group share	**1,378**	**1,808**	**+31.2%**
Net income – group share and before goodwill amortisation and integration-related costs	**1,713**	**2,278**	**+33.0%**

* Unaudited

Plan

- ✓ First-half 2004 results
- ✓ Main strategic objectives set in 2001 and 2002
- ✓ Current situation
- ✓ Future strategy

December 2001: IPO

Main targets

✓ **The main priority was to strengthen our leadership in French retail banking, with the following performance and profitability targets**

- Regional Banks:
  - . reduce the cost/income ratio by 1 point per year
  - . increase net income by 50% over five years
- Consumer credit:
  - . keep ROE above 18%
  - . increase net income by 50% over five years

✓ **Continue controlled development in corporate and investment banking and asset management businesses**

- Corporate and investment banking:
  - . cycle-average ROE of 14%
  - . with no change in capital employed and lower risk-related costs
- Asset Management and Insurance:
  - . increase assets under management and net income by 7% and 6% respectively per year
  - . continue international development

✓ **Extend and make the most of the Group's pan-European scale**

- Pan-European organic growth in key business lines (consumer credit, asset management)
- Search for strong partnerships

Main strategic objectives set in 2001 and 2002

December 2002: Friendly takeover bid for Crédit Lyonnais

- **The main target set in 2001 has been realised: the friendly takeover bid for Crédit Lyonnais**
- **Strategic orientations has been strengthened**

✓ An ambition to boost growth and profitability in all business lines

- Business-line ROE target of 18% after tax
- Group ROE target of 15% after tax

✓ Clear strategic and organisational decisions

- A simple organisation based around 6 business lines
- Maintaining the Crédit Lyonnais network and brand: no branch closures
- Creation of a single corporate and investment banking segment
- Combination of specialised subsidiaries

Plan

- ✓ First-half 2004 results
- ✓ Main strategic objectives set in 2001 and 2002
- ✓ Current situation
- ✓ Future strategy

Current situation

✓ **The organisation based on 6 business lines has been completed**

Crédit Agricole SA
Central body
Central bank and lead institution of the Crédit Agricole group

French retail banking	French retail banking	Specialised financial services	Asset management	Corporate and Investment Banking	International retail banking
Crédit Agricole Regional Banks (25% stake)	Crédit Lyonnais	**Consumer credit** Sofinco-Finaref-Lukas **Leasing** Ucabail-EFL **Factoring** Eurofactor-Transfact	CAAM CPR-AM BFT **Insurance** Predica Pacifica **Private banking**	Calyon UI	Intesa, BES, BCG Crédit du Maroc and sub-Saharan subsidiaries

The new group's organisation is in place

- **Principle: one subsidiary for each activity**

  Almost all of the new legal structures have now been created

- **On schedule**
  - 31 March: Sofinco-Finalion merger
  - 30 April: partial transfer of CL assets to CAI: Calyon
  - 27 May: Ucabail-Lixxbail merger
  - 30 June: Prédica-UAF merger
  - 01 July: CAAM-CLAM merger
  - 02 July: CPR AM-ABF CM merger
  - 02 July: CFM-CLSA Monaco merger
  - 02 July: CL Luxembourg turned into a subsidiary of CAI Luxembourg

Current situation

Business lines are close to their profitability targets


18%
25%
22%
19%
15%
12%
18%
15%
16.4%
19.2%
14.6%
10.9%
9.4%
13.8%
9.7%
Regional banks
Crédit Lyonnais
Specialised financial services
Asset management, insurance and private banking
Corporate and investment banking
International retail banking
Total business lines
Group
ROE H1-03
ROE H1-04
2006 target ROE*

* announced at the time of the Crédit Lyonnais offer

Excellent performance from all business lines

Contribution of business lines to net income before goodwill and integration-related costs

€ m



1,243
+36.0%
1,690
269
204
173
385
419
111
(298)
302
267
193
487
502
156
(217)
H1-03 pro forma
H1-04
French retail banking - Regional Banks
French retail banking - Crédit Lyonnais network
Specialised financial services
Asset management, insurance and private banking
Corporate and investment banking
International retail banking
Proprietary asset management and other activities

- ✓ Solid business levels and good results for the Regional Banks, Crédit Lyonnais network, consumer credit subsidiaries, and asset management
- ✓ Higher contribution from Corporate and Investment Banking coupled with a sharp decline in the cost of credit risk and charges offset fall in revenues
- ✓ Improvement in contribution from International retail banking owing to Intesa's excellent performance

Regional Banks: growth impetus confirmed

➢ Strong business growth

✓ Net banking income: up 12.2% in 2 years in the first half of 2004, fees accounting for 33% of net banking income


€ m
9,842
11,040
5,860
3,389
3,639
1,943
Fee income
2001
2003
H1 04

✓ Strong growth in deposit and loan outstandings

- Deposit outstandings up 10.9% in 2.5 years, with strong growth in life insurance (+21.9% over the same period)
- Loans: outstandings up 12.8% in 2.5 years, driven by a sharp increase in home lending (+25.9%) and a surge in consumer credit (+39.8%)


€ bn
Customer assets
320.5
355.5
77.1
94.0
Life insurance
Dec 01
Jun 04


€ bn
Loans outstanding
204.7
230.9
Consumer credit
Home loans
Dec 01
Jun 04

Regional Banks: growth impetus confirmed

➢ Improvement in operating performance

- ✓ Cost/income ratio: very sharp reduction: -6.3 points in 2.5 years, 2006 target already achieved
- ✓ The number of Regional Banks fell from 48 in 2001 to 43 at 30/06/2004
- ✓ The number of information systems fell from 25 in 2001 to 7 at 30/06/2004


Cost/income ratio*
65.7%
59.7%
59.4%
2001
2003
S1 04

* Aggregate results of the Regional banks accounted for by the equity method, excl. dividends

Regional Banks: growth impetus confirmed

➢ Firm grip on risk-related costs


67.0%
68.9%
69.2%
Provisions/bad & doubtful debts outstanding
4.6%
3.9%
3.7%
BDD/total loans outstanding
33bp
31bp
28bp
Cost of credit risk/total loans outstanding
2001
2003
H1-04

- ✓ Firm control over non-performing debts: down 20% in 2.5 years
- ✓ Very low cost of risk: 28bp at 30/06/04

➢ Strong growth in net income: +25.3% in two years


€ m
1,958
2,454
1,425
2001
2003
H1 04

Specialised financial services: rapid expansion

➢ Consumer credit

✓ Increased presence in France and Europe

- In France:
  - Acquisition of Finaref (2003): 90%-owned (February 2004)
  - Three brands: Sofinco, Finaref, Finalion
- In Europe: Expansion
  - Presence in14 pays
  - Due to:
    - Finaref's network in Northern Europe and acquisition of Dan'Aktiv (2004)
    - the partnership policy: Italy, Portugal, Morocco

✓ Very strong growth in outstandings x2.8 in 2.5 years

- Increasing proportion of foreign outstandings: more than 25% at 30 June 2004


€ bn
Consumer credit outstandings(1)
10.5
28.1
29.9
2001
2003
June 2004

(1) based on reported figures

Specialised financial services: rapid expansion

➢ Leasing and Factoring: significant increase in scale

✓ **Leasing: outstandings[1] x2.2 in 2.5 years**

- in France:
  - No.2
  - 5 distribution channels: the Regional banks, Crédit Lyonnais, CCF, own network, business finders
- In Europe
  - presence in Poland: EFL

✓ **Factoring: Revenues (factored receivables)[1] x6 in 2 years**

- No.1 in France
- Market share: 30%
- Extensive network in Europe
- 98.2% stake in Eurofactor by the end of 2004


€ bn
Leasing (outstandings)
5.8
12.5
12.6
2001
2003
H1 04


Factoring: revenues (factored receivables)
€ bn
4.3
25.7
12.9
2001
2003
H1 04

(1) based on reported figures

CRÉDIT AGRICOLE S.A.

Current situation

Specialised financial services: rapid expansion

➢ **Increased competitiveness** [(1)]

- ✓ Very strong growth in net banking income: +65% in 2 years
- ✓ Sharp improvement in the cost/income ratio: 57.6% in H1 04 (-4.5 points in 2 years)
- ✓ Net income up by a factor of 2.6 in consumer credit: €161m in H1 04
- ✓ ROE: 20.3% in the first half of 2004


€ m
Net banking income (1)
713
1,176
H1 02
H1 04


Cost/income ratio (1)
62.1%
57.6%
H1 02
H1 04

(1) based on reported figures

CRÉDIT AGRICOLE S.A.

Current situation

Asset management, insurance and private banking: excellent performance [1] due to major acquisitions and organic growth

➢ Asset Management: the leading player in France


€ bn
Assets under management(1)
186
317
2001
H1 04

✓ An even more dominant position:

- No.1 in France for mutual fund management
- Mutual fund distribution: 19% market share
- Assets under management up 70% in 2.5 years
- International AuM totalling €27.2bn at end-June 04 (+80% in 2.5 years)
- Employee savings: second-ranked player, with market share of 15%

➢ Life insurance: No.2 in France


AuM (1) – € bn
77
123
2001
H1 04

✓ No.1 bancassurer: annual premium income of over €15bn

✓ AuM up 60% in 2.5 years

(1) based on reported figures

Asset management, insurance and private banking: excellent performance (1) due to major acquisitions and organic growth

➢ Property/casualty insurance: no.2 non-life insurer


€ m
Revenues(1)
515
776
484
2001
2003
H1 04

- ✓ Rapid revenue growth: +51% in 2 years
- ✓ Strong innovation: Personal accident insurance – Farming insurance
- ✓ Excellent technical ratios: claims ratio of 55.5% in H1 04

➢ Private banking


AuM (1) - € bn
43
71
2001
H1 04

- ✓ Strong growth in assets under management: +65% in 2.5 years
- ✓ Restructured international network

(1) based on reported figures

Current situation

Asset management, insurance and private banking: excellent performance [1] due to major acquisitions and organic growth

- **Excellent financial performance**
  - ✓ Net banking income: +73.4% in 2 years
  - ✓ Cost/income ratio: 48.3% in H1 04: -4.6 points in 2.5 years
  - ✓ Net income: €487m in H1 04 compared with €495m in full-year 2001


Net banking income (1) - € m
1,520
2,635
1,410
2001
2003
H1 04

(1) based on reported figures

Corporate and investment banking: 2004: a transitional year

➢ A major achievement: the creation of Calyon

- ✓ An operation of unprecedented scale
- ✓ Cost synergies running ahead of schedule
- ✓ Development plan currently being devised

➢ Tougher business context

- ✓ Financing
  - Satisfactory performance overall, although competition increased and demand fell
  - Policy of keeping a firm grip on outstandings
- ✓ Investment banking: mixed results
  - Fixed-income business, credit and brokerage: good performance, despite mediocre market conditions
  - Trading and equity derivatives
    - very high base for comparison in 2003
    - teams affected by the reorganisation (equity derivatives etc.)

Corporate and investment banking: 2004: a transitional year

➢ Well on course to hit targets

✓ Sharp fall in expenses

Expenses reduced by 17.3% in 2 years, to €1.368bn in H1 04

✓ Sharp reduction in risk-related costs:

Risk-related costs down from €265m in the first half of 2003 to €15m in the first half of 2004

✓ Reallocation of capital: mostly complete

The proportion of capital allocated to corporate and investment banking fell to 34% at 30 June 2004, versus 41% at end-2002 and the 2006 target of 35%

✓ Substantial improvement in profitability

ROE of 13% in the first half of 2004, up from 10.9% in the first half of 2003


€ bn
8.8
3.1
7.8
2.9
8.4
3.6
2002
H1 04
2006 target
% of allocated capital
Financing activities
Investment banking

International retail banking

Sharp increase in the earnings contribution

- **Reorganisation**
  - ✓ Withdrawal from Argentina
  - ✓ Reduction in equity interests in Lebanon
- **Robust earnings recovery at Banca Intesa**
  - ✓ Successful implementation of the strategic plan
  - ✓ Positive contribution of €108m in the first half of 2004, versus a negative contribution of -€55m in full-year 2002
- **Return on capital employed of 13.6% (target: 12%)**

Plan

- ✓ First-half 2004 results
- ✓ Main strategic objectives set in 2001 and 2002
- ✓ Current situation
- ✓ Future strategy

Implementing the Crédit Lyonnais business plan

- **Business plan approved by the board meeting of 1 September**
- **Crédit Lyonnais**
  - ✓ **Objective**: to lower the cost/income ratio to 65% by 2007/2008
    - Robust, sustainable growth in NBI
    - Strong pressure on expense trend
  - ✓ **Methods**:
    - Segmented approach of customers (marketing efficiency)
    - Priority to high-growth potential regions for individuals/professionals
    - Strong growth on the upper- and middle-market corporate segment
    - Pricing policy that benefits from industrial approach to processing techniques and economies of scale derived from belonging to the Crédit Agricole S.A. group
    - Organisation of services by major customer processes
    - Simplification and mutualisation of information systems
    - Reorganisation of processing techniques
    - Reorganisation of support functions

    } Headcount: reduction of 2,400 in 2004-2007

Conclusion

- **At the time of the IPO**, we made a commitment to sustained and profitable growth, based on bolstering our leadership in France and gaining a stronger pan-European presence

- **Three years on**, the group has shown its determination and ability to keep its promises

- We confirm the targets for **2006** set at the time of our offer for Crédit Lyonnais

CRÉDIT AGRICOLE S.A.

File No. 82-34771

Exhibit 4.4

Presentation given at the Merrill Lynch Banking and Insurance Conference

"Managing Complexity"

October 6. 2004

Please see attached.

Merrill Lynch
Banking and Insurance Conference
« Managing complexity »

Gilles de Margerie

CFO

CREDIT AGRICOLE S.A.

October 6, 2004

CRÉDIT AGRICOLE S.A.

✓ Managing complexity: just make it simple

- Listing Crédit Agricole S.A.
- Acquiring Crédit Lyonnais
- Integrating Crédit Lyonnais

✓ Where do we stand ?

- Business lines results
- Crédit Agricole S.A. consolidated results
- Financial structure

Listing Crédit Agricole S.A. (2001)

- ✓ A very atypical structure at the beginning
- ✓ A major restructuring prior to listing
- ✓ A listed company with strong fundamentals, clear priorities and good earnings growth potential

CRÉDIT AGRICOLE S.A.

Acquiring Crédit Lyonnais (2002 – 2003)

- ✓ An unexpected starting point: 10% at the privatisation of Crédit Lyonnais
- ✓ A long and bumpy road to a full bid
- ✓ A largely cash offering
- ✓ A mile long track of regulatory hurdles
- ✓ Impeccable execution (97.5% of the shares at the end of the offer) and squeeze out (July/August 2003)

Integrating Crédit Lyonnais (2004 …)

✓ **Starting point**: two large diversified universal banking groups

✓ **Arrival**:

- Two retail banking networks
- As a rule: one factory per product

✓ **Key principles**:

- Full managerial responsibilities to CEOs
- Strong checks and balances

Integrating Crédit Lyonnais

✓ Implementing the new organisation:

- Very radical:
  - Reorganisation of all business lines except retail networks
  - Reinforcement of group wide central functions
- Very complex:
  - Centralised monitoring of 350 synergy projects
  - Decentralised implementation
  - Parallel execution of about 40 mergers
- Very fast:
  - Most mergers } done within 1 year time
  - Most IT migrations } done within 1 year time
  - Most relocations and job reductions completed by year end

✓ Managing complexity: just make it simple

- Listing Crédit Agricole S.A.
- Acquiring Crédit Lyonnais
- Integrating Crédit Lyonnais

✓ Where do we stand ?

- Business lines results
- Crédit Agricole S.A. consolidated results
- Financial structure

Where do we stand ?

Business lines close to their profitability targets


18%
16.4%
25%
19.2%
22%
19%
14.6%
15%
10.9%
12%
9.4%
18%
13.8%
15%
9.7%
Regional banks
Crédit Lyonnais
Specialised financial services
Asset management, insurance and private banking
Corporate and investment banking
International retail banking
Total business lines
Group
ROE H1-03
ROE H1-04
2006 target ROE*

* announced at the time of the Crédit Lyonnais offer

CRÉDIT AGRICOLE S.A.

Excellent performance from all business lines

Contribution of business lines to net income before goodwill and integration-related costs


€ m
1,243
+36.0%
1,690
269
204
173
385
419
111
(298)
302
267
193
487
502
156
(217)
H1-03 pro forma
H1-04
French retail banking - Regional Banks
French retail banking - Crédit Lyonnais network
Specialised financial services
Asset management, insurance and private banking
Corporate and investment banking
International retail banking
Proprietary asset management and other activities

- ✓ Solid business levels and good results for the Regional Banks, Crédit Lyonnais network, consumer credit subsidiaries, and asset management
- ✓ Higher contribution from Corporate and Investment Banking ; a sharp decline in the cost of credit risk and charges offset fall in revenues
- ✓ Improvement in contribution from International retail banking owing to Intesa's excellent performance

Regional Banks: growth impetus confirmed

➢ Strong business growth

✓ Net banking income: up 12.2% in 2 years in the first half of 2004, fees accounting for 33% of net banking income


€ m
9,842
3,389
11,040
3,639
5,860
1,943
Fee income
2001
2003
H1 04

✓ Strong growth in deposit and loan outstandings

- Deposit outstandings up 10.9% in 2.5 years, with strong growth in life insurance (+21.9% over the same period)
- Loans: outstandings up 12.8% in 2.5 years, driven by a sharp increase in home lending (+25.9%) and a surge in consumer credit (+39.8%)


€ bn
Customer assets
320.5
77.1
355.5
94.0
Life insurance
Dec 01
Jun 04


€ bn
Loans outstanding
204.7
230.9
Consumer credit
Home loans
Dec 01
Jun 04

Regional Banks: growth impetus confirmed

- **Improvement in operating performance**
  - ✓ Cost/income ratio: very sharp reduction: -6.3 points in 2.5 years, 2006 target already achieved
  - ✓ The number of Regional Banks fell from 48 in 2001 to 43 at 30/06/2004
  - ✓ The number of information systems fell from 25 in 2001 to 7 at 30/06/2004


Cost/income ratio*
65.7%
59.7%
59.4%
2001
2003
H1 04

* Aggregate results of the Regional banks accounted for by the equity method, excl. dividends

Regional Banks: growth impetus confirmed

➢Low level of risk-related costs


67.0%
68.9%
69.2%
Provisions/bad & doubtful debts outstanding
4.6%
3.9%
3.7%
BDD/total loans outstanding
33bp
31bp
28bp
Cost of credit risk/total loans outstanding
2001
2003
H1-04

✓ Firm control over risks: non-performing loans rate down 20% in 2.5 years

✓ Very low cost of risk: 28bp at 30/06/04

➢Strong growth in net income: +25.3% in two years


€ m
1,958
2,454
1,425
2001
2003
H1 04

Crédit Lyonnais: solid performances

➢ Sustained growth

✓ Net banking income: up 6.5% in 1 year (H1-04 vs H1-03) due to a growth in both fee income (+ 5.3%) and interest income (+ 7.6%)


€ m
1,588
736
1,692
775
Fee income
H1 03
H1 04

✓ Robust rise in deposit and loan outstandings

- Deposit outstandings up 5.1% in June 04 vs June 03, with strong growth in life insurance (+9.3% over the same period)
- Loans: outstandings up 9.4% in June 04 vs June 03, driven by a sharp increase in home lending (+13.6%) and a surge in consumer credit (+8.2%)


€ bn
Customer assets
107
26
112
29
Life insurance
Jun 03
Jun 04


€ bn
Loans outstanding
42
22
46
25
Home loans
Jun 03
Jun 04

Crédit Lyonnais: solid performances

- **Improvement in operating performance**
  - ✓ Gross operating income: +16.5% (H1-04 vs H1-03)


€ m
393
458
H1 03
H1 04

- **Risk-related costs stabilised at around 40 bp in H1-04**


€ m
56
41
H1 03
H1 04

- **High ROE: 23.9% vs 19.2% (H1-03)**

Implementing the Crédit Lyonnais business plan

➢ **Business plan approved by the board meeting of 1 September**

✓ **Objective**: lower the cost/income ratio to 65% by 2007/2008 thanks to

- Robust, sustainable growth in NBI
- Strong pressure on expense trend

✓ **Methods**:

- Segmented approach of customers (marketing efficiency)
- Priority to high-growth potential regions for individuals/professionals
- Strong growth on the upper- and middle-market corporate segment
- Pricing policy that benefits from industrial approach to processing techniques and economies of scale derived from belonging to the Crédit Agricole S.A. group
- Organisation of services by major customer processes
- Simplification and mutualisation of information systems
- Reorganisation of processing techniques
- Reorganisation of support functions

} Headcount: - 2,400 over 2004-2007

Specialised financial services: rapid expansion

➢ Consumer credit

✓ Increased presence in France and Europe

- In France:
  - Acquisition of Finaref (2003): 90%-owned (February 2004)
  - Three brands: Sofinco, Finaref, Finalion
- In Europe:
  - Presence in14 countries
  - Expansion due to:
    - Finaref's network in Northern Europe and acquisition of Dan'Aktiv (2004)
    - the partnership policy: Italy, Portugal, Morocco

✓ Very strong growth in outstandings: x2.8 in 2.5 years

- Increasing proportion of foreign outstandings: more than 25% at 30 June 2004


€ bn
Consumer credit outstandings(1)
10.5
28.1
29.9
2001
2003
June 2004

(1) based on reported figures

Specialised financial services: rapid expansion

➢ Leasing and Factoring: significant increase in scale

✓ **Leasing: outstandings[1] x2.2 in 2.5 years**

- In France:
  - No.2
  - 5 distribution channels: the Regional banks, Crédit Lyonnais, CCF, own network, business finders
- In Europe:
  - presence in Poland: EFL

✓ **Factoring: Revenues (factored receivables)[1] x6 in 2 years**

- No.1 in France
- Market share: 30%
- Extensive network in Europe
- 98.2% stake in Eurofactor by the end of 2004


€ bn
Leasing (outstandings) (1)
5.8
12.5
12.6
2001
2003
H1 04


Factoring: revenues (factored receivables) (1)
€ bn
4.3
25.7
12.9
2001
2003
H1 04

(1) based on reported figures

Specialised financial services: rapid expansion

➢ Increased profitability [1]

- ✓ Very strong growth in net banking income: +65% in 2 years
- ✓ Sharp improvement in the cost/income ratio: 57.6% in H1 04 (-4.5 points in 2 years)
- ✓ Net income: x1.9 in 2 years
- ✓ ROE: 20.3% in the first half of 2004


€ m
Net banking income (1)
713
1,176
H1 02
H1 04


Cost/income ratio (1)
62.1%
57.6%
H1 02
H1 04

(1) based on reported figures

Asset management, insurance and private banking: excellent performance due to major acquisitions and organic growth

➢ Asset Management: the leading player in France


€ bn
Assets under management(1)
186
317
2001
H1 04

✓ An enhanced position:

- No.1 in France for mutual fund management
- Mutual fund distribution: 19% market share
- Assets under management up 70% in 2.5 years
- International AuM totalling €27.2bn at end-June 04 (+80% in 2.5 years)
- Employee savings: second-ranked player, with market share of 15%

➢ Life insurance: No.2 in France


AuM (1) – € bn
77
123
2001
H1 04

✓ No.1 bancassurer: annual premium income over €15bn

✓ AuM up 60% in 2.5 years

(1) based on reported figures

Where do we stand ?

Asset management, insurance and private banking: excellent performance due to major acquisitions and organic growth

➢ Property/casualty insurance: no.2 non-life bancassurer


€ m
Revenues(1)
515
776
484
2001
2003
H1 04

- ✓ Rapid revenue growth: +51% in 2 years
- ✓ Strong innovation: Personal accident insurance – Farming insurance
- ✓ Excellent technical ratios: claims ratio of 55.5% in H1 04

➢ Private banking


AuM (1) - € bn
43
71
2001
H1 04

- ✓ Strong growth in assets under management: +65% in 2.5 years
- ✓ Restructured international network

(1) based on reported figures

Where do we stand ?

Asset management, insurance and private banking: excellent performance due to major acquisitions and organic growth

➢ Excellent financial performance

- ✓ Net banking income: +73.4% in 2 years
- ✓ Cost/income ratio: 48.3% in H1 04: -4.6 points in 2.5 years
- ✓ Net income: €487m in H1 04 compared with €495m in full-year 2001



Net banking income (1) - € m
1,520
2,635
1,410
2001
2003
H1 04

(1) based on reported figures

Where do we stand ?

Corporate and investment banking: 2004 a transitional year

➢ A major achievement: the creation of Calyon

✓ An operation of unprecedented scale

✓ Cost synergies ahead of schedule

✓ Development plan currently being devised

➢ Tougher business context

✓ Financing activities

- Satisfactory performance overall, despite increased competition and falling demand
- Keeping a firm grip on outstandings in line with announced targets

✓ Investment banking: contrasted situations

- Fixed-income business, credit and brokerage: good performance, despite mediocre market conditions
- Trading and equity derivatives
  - very high base for comparison in 2003
  - teams affected by the reorganisation (equity derivatives, etc.)

Where do we stand ?

Corporate and investment banking: 2004: a transitional year

➢ Well on course to hit targets

✓ Sharp fall in expenses

Expenses reduced by 17.3% in 2 years, to €1.368bn in H1 04

✓ Sharp reduction in risk-related costs:

Risk-related costs down from €265m in the first half of 2003 to €15m in the first half of 2004

✓ Reallocation of capital

The proportion of capital allocated to corporate and investment banking fell to 34% at 30 June 2004, versus 41% at end-2002. 2006 target: 35%

✓ Substantial improvement in profitability

ROE of 13% in the first half of 2004, up from 10.9% in the first half of 2003



€ bn
8.8
3.1
5.7
7.8
2.9
4.9
8.4
3.6
4.8
2002
H1 04
2006 target
Allocated capital
Financing activities
Investment banking

CRÉDIT AGRICOLE S.A.

International retail banking

Sharp increase in the earnings contribution

- **Reorganisation**
  - ✓ Withdrawal from Argentina
  - ✓ Reduction in equity interests in Lebanon

- **Robust earnings recovery at Banca Intesa**
  - ✓ Successful implementation of the strategic plan
  - ✓ Positive contribution of €108m in the first half of 2004, versus a negative contribution of -€55m in full-year 2002

- **ROE: 13.6% (target: 12%)**

Where do we stand ?

Crédit Agricole S.A. consolidated results

€ m	H1-03 pro forma	H1-04	% change H1-04/H1-03
Net banking income	**6,228**	**6,298**	**+1.1%**
Operating expenses	(4,428)	(4,341)	(2.0%)
Gross operating income	**1,800**	**1,957**	**+8.7%**
Risk-related costs	(546)	(324)	(40.7%)
Equity affiliates	431	536	+24.4%
Net income on fixed assets	(89)	44	n.m.
Pre-tax income	**1,596**	**2,213**	**+38.7%**
Integration-related costs	-	(171)	n.m.
Net income	910	1,232	+35.4%
Net income-Group share	734	1,075	+46.5%
Net income - Group share before integration-related costs	734	1,186	+61.6%
Net income - Group share before goodwill and integration-related costs	1,067	1,533	+43.7%

Where do we stand ?

Financial structure

✓ Shareholders' equity (Group share) up 2.5% at end-June 2004 versus 31 December 2003

✓ Modest rise in risk-weighted assets during the first half. Assets down nearly €5bn over one year

✓ The Tier I ratio rose to 8.2% in H1-04 from 7.9% at 31 December 2003

Capital
(Shareholders' equity, FGBR and subordinated debt)


€ bn
26.8
9.8
47.1
18.7
23.6
47.2
18.1
24.2
Dec 02
Dec 03
Jun 04

	% change June 04/Dec 03
Subordinated debt and similar*	(3.2)
Preferred shares	+2.1
FGBR	(2.9)
Shareholders' equity	+2.5
Total	-

* Including lower Tier one capital

Risk-weighted assets (€ bn) and Cooke ratio (%)


€219.0bn
€212.5bn
€214.2bn
8.2%
7.5%
8.9%
7.9%
8.6%
8.2%
Jun 03
Dec 03
Jun 04
International solvency ratio
Of which Tier 1

Where do we stand ?

Crédit Agricole Group consolidated income statement

€ m	H1-03* pro forma	H1-04	% change H1-04/H1-03
Net banking income	**11,685**	**12,033**	**+3.0%**
Operating expenses	(7,753)	(7,761)	+0.1%
Gross operating income	**3,932**	**4,272**	**+8.7%**
Risk-related costs	(934)	(711)	(23.9%)
Income from equity affiliates	118	170	+44.1%
Net income on fixed assets	(123)	29	n.m.
Pre-tax ordinary income	**2,993**	**3,760**	**+25.6%**
integration-related costs	-	(171)	n.m.
Extraordinary items	(90)	(25)	(72.2%)
Tax	(1,014)	(1,226)	+20.9%
Goodwill amortisation	(355)	(359)	+1.1%
FGBR	(21)	(27)	+28.6%
Net income	**1,533**	**1,952**	**+27.3%**
Net income group share	**1,378**	**1,808**	**+31.2%**
Net income group share before goodwill and integration-related costs	**1,713**	**2,278**	**+33.0%**

* Unaudited by the auditors

CRÉDIT AGRICOLE S.A.

Conclusion

- ➢ Making it simple pays :
  - ✓Integration successfully implemented
  - ✓Strong sales dynamism

- ➢ Crédit Agricole S.A. delivers:
  - ✓IPO commitments
  - ✓Crédit Lyonnais acquisition commitments

- ➢ Sustainable earnings growth momentum

CRÉDIT AGRICOLE S.A.

File No. 82-34771

Exhibit 4.5

AMF publication listing declaration by Crédit Agricole
regarding transactions by Crédit Agricole's officers in its own shares
September 6, 2004

Please see attached English language summary.

Exhibit 4.5

English summary from French

Crédit Agricole S.A. AMF Notice published September 6, 2004

Pursuant to *Commission des opérations de bourse* recommendation No. 2002-01, the *Autorité des marches financiers* (the "AMF"), publishes information received from listed corporations regarding purchase and sale of their own shares by their corporate officers. On September 6, 2004, the AMF published the following declaration by Crédit Agricole regarding purchase and sale of shares of Crédit Agricole by their corporate officers in the first half of 2004.

DECLARATION BY CREDIT AGRICOLE S.A.'S CORPORATE OFFICERS REGARDING THE PURCHASE AND SALE OF CREDIT AGRICOLE S.A.'S SHARES DURING THE FIRST HALF OF 2004				
	Gross changes during the first half		**Open positions on the last day of the first half**	
	Purchases	Sales	Long positions	Short positions
Number of corporate officers concerned	3	-	1	-
Number of shares	11 037 305	-	12 649 921	-
Average weighted price	€20.62	-	€16.97	-